As filed with the Securities and Exchange Commission on April 3, 2015

Registration No. 333-201993

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

RENASANT CORPORATION

(Exact name of registrant as specified in its charter)

Mississippi	6022	64-0676974
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

209 Troy Street

Tupelo, Mississippi 38804-4827

(662) 680-1001

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

E. Robinson McGraw

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

(662) 680-1001

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark A. Fullmer, Esq. Mark. W. Jeanfreau, Esq. Phelps Dunbar LLP 365 Canal Street, Suite 2000 New Orleans, Louisiana 70130 (504) 566-1311	O. Leonard Dorminey Heritage Financial Group, Inc. 721 N. Westover Boulevard Albany, Georgia 31707 (229) 420-0000	Mark C. Kanaly, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000	David A. Brown, Esq. Julie A. Mediamolle, Esq. Alston & Bird LLP The Atlantic Building 950 F Street NW Washington, DC 20004 (202) 239-3463

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all other conditions to the proposed merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 143-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 3, 2015

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

On December 10, 2014, Renasant Corporation (“Renasant”) and Heritage Financial Group, Inc. (“Heritage”) announced a strategic business combination in which Heritage will merge with and into Renasant. We believe the proposed merger will result in a stronger financial institution, with a diverse revenue stream, a well-balanced loan portfolio and an attractive funding base. The combined company, which will retain the Renasant name, will have approximately $7.8 billion in assets and operate over 160 branches across Mississippi, Tennessee, Alabama, Georgia and Florida. We are sending you this joint proxy statement/prospectus to invite you to attend a special meeting of stockholders being held by each company to allow you to vote on the merger agreement and certain other matters.

If the merger is completed, holders of Heritage common stock, par value $0.01 per share, will receive 0.9266 of a share of Renasant common stock, par value $5.00 per share, in exchange for each share of Heritage common stock held immediately prior to the merger, subject to the payment of cash in lieu of fractional shares. The number of shares of Renasant common stock that Heritage stockholders will receive in the merger for each share of Heritage common stock is fixed. However, the market value of the consideration Heritage stockholders will receive in the merger will change depending on changes in the market price of Renasant common stock and will not be known at the time Heritage stockholders vote on the merger. Based on the 20-day average closing price of Renasant’s common stock on the NASDAQ Global Select Market, or Nasdaq, as of December 9, 2014, the 0.9266 exchange ratio represented approximately $27.00 in value for each share of Heritage common stock. Based on Renasant’s closing price on —, 2015 of $— per share, the 0.9266 exchange ratio represented approximately $— in value for each share of Heritage common stock. Based on the 0.9266 exchange ratio and the number of shares of Heritage common stock outstanding as of —, 2015, the maximum number of shares of Renasant common stock issuable in the merger is approximately —. We urge you to obtain current market quotations for Renasant (trading symbol “RNST”) and Heritage (trading symbol “HBOS”) on Nasdaq.

The merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and Heritage stockholders are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Heritage common stock for shares of Renasant common stock in the merger, except with respect to any cash received in lieu of a fractional share of Renasant common stock.

At the special meeting of Renasant stockholders to be held on June 16, 2015, Renasant stockholders will be asked to vote to approve the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger, including the merger. Approval of the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger requires the affirmative vote of a majority of the votes cast, assuming a quorum is present.

This joint proxy statement/prospectus is dated —, 2015, and it is first being mailed to Renasant stockholders and Heritage stockholders, along with the enclosed form of proxy card, on or about —, 2015.

At the special meeting of Heritage stockholders to be held on June 16, 2015, holders of Heritage common stock will be asked to vote to approve the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger, including the merger. Holders of Heritage common stock will also be asked to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to Heritage’s named executive officers that is based on or otherwise relates to the merger, which we refer to in this joint proxy statement/prospectus as the “Heritage merger-related compensation proposal.” Approval of the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Heritage common stock, and approval of the Heritage merger-related compensation proposal requires the affirmative vote of a majority of the votes cast, assuming a quorum is present.

The Renasant board of directors unanimously recommends that Renasant stockholders vote “FOR” the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger and “FOR” the Renasant adjournment proposal.

The Heritage board of directors unanimously recommends that Heritage stockholders vote “FOR” the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger, “FOR” the Heritage merger-related compensation proposal and “FOR” the Heritage adjournment proposal.

This joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page — for a discussion of the risks relating to the proposed merger and owning Renasant common stock after the merger. You also can obtain information about our companies from documents that each of us has filed with the Securities and Exchange Commission.

E. Robinson McGraw	O. Leonard Dorminey
Chairman of the Board of Directors, President and Chief Executive Officer Renasant Corporation	President and Chief Executive Officer Heritage Financial Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the Renasant common stock to be issued under this document or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The shares of Renasant common stock to be issued in the merger are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

REFERENCES TO ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates important business and financial information about Renasant and Heritage from documents that Renasant and Heritage, respectively, have filed with the Securities and Exchange Commission and that have not been included in or delivered with this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference into this joint proxy statement/prospectus by requesting them in writing or by telephone or email from Renasant or Heritage, as the case may be, at the following addresses:

Renasant Corporation 209 Troy Street Tupelo, Mississippi 38804-4827 Attn: Kevin D. Chapman Chief Financial Officer Phone: (662) 680-1450 Email: KChapman@renasant.com	Heritage Financial Group, Inc. 721 N. Westover Boulevard Albany, Georgia 31707 Attn: T. Heath Fountain Chief Financial Officer Phone: (229) 878-2055 Email: hfountain@eheritagebank.com

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that Renasant stockholders and Heritage stockholders requesting documents must do so by June 9, 2015 in order to receive them before the Renasant special meeting or the Heritage special meeting, respectively.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated —, 2015, and you should assume that the information in this document is accurate only as of such date or such other date as is specified. You should assume that the information incorporated by reference into this document is only accurate as of the date of such document or such other date as is specified. Neither the mailing of this document to Heritage stockholders or Renasant stockholders nor the issuance by Renasant of shares of Renasant common stock in connection with the merger will create any implication to the contrary.

Information on the websites of Renasant or Heritage, or any subsidiary of Renasant or Heritage, is not part of this document. You should not rely on that information in deciding how to vote.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding Heritage has been provided by Heritage and information contained in this document regarding Renasant, as well as all pro forma financial information, has been provided by Renasant.

See “Where You Can Find More Information” on page — of this joint proxy statement/prospectus for more information about the documents referred to in this joint proxy statement/prospectus.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on June 16, 2015

On June 16, 2015, Renasant Corporation (“Renasant”) will hold a Special Meeting of Stockholders at the Marriott Renaissance Birmingham Ross Bridge, 4000 Grand Avenue, Birmingham, Alabama 35226 at 11:00 a.m., local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of December 10, 2014, by and among Renasant, Renasant Bank, Heritage Financial Group, Inc. (“Heritage”) and HeritageBank of the South, as it may be amended from time to time (referred to as the “merger agreement”), as more fully described in the attached joint proxy statement/prospectus, and the transactions contemplated by the merger agreement, including the merger, which we refer to as the Renasant merger proposal;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, in the event that there are not sufficient votes at the time of the special meeting to approve the Renasant merger proposal, which we refer to as the Renasant adjournment proposal; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

The Renasant board of directors has fixed the close of business on April 21, 2015, as the record date for the special meeting. Only Renasant stockholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. Approval of each of the proposals requires the affirmative vote of a majority of the votes cast, assuming a quorum is present.

The Renasant board of directors has adopted and approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Renasant and its stockholders and unanimously recommends that Renasant stockholders vote “FOR” the Renasant merger proposal and “FOR” the Renasant adjournment proposal.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the internet site listed on the Renasant proxy card, by calling the toll-free number listed on the Renasant proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of Renasant common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying joint proxy statement/ prospectus.

The attached joint proxy statement/prospectus describes the terms and conditions of the merger agreement and includes the complete text of the merger agreement as Annex A. We urge you to read the enclosed materials carefully for a complete description of the merger agreement and the merger. The accompanying joint proxy statement/prospectus forms a part of this notice.

By Order of the Board of Directors

E. Robinson McGraw
Chairman of the Board of Directors, President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES PROMPTLY.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on June 16, 2015

On June 16, 2015, Heritage Financial Group, Inc. (“Heritage”) will hold a Special Meeting of Stockholders at the Merry Acres Event Center, 1500 Dawson Road, Albany, Georgia 31707 at 10:00 a.m., local time, to consider and vote upon the following matters:

•	a proposal to approve the Agreement and Plan of Merger, dated as of December 10, 2014, by and among Renasant Corporation (“Renasant”), Renasant Bank, Heritage and HeritageBank of the South, as it may be amended from time to time (referred to as the “merger agreement”), as more fully described in the attached joint proxy statement/prospectus, and the transactions contemplated by the merger agreement, including the merger, which we refer to as the Heritage merger proposal;

•	a proposal to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to certain executive officers of Heritage that is based on or otherwise relates to the merger, which we refer to as the Heritage merger-related compensation proposal;

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, in the event that there are not sufficient votes at the time of the special meeting to approve the Heritage merger proposal, which we refer to as the Heritage adjournment proposal; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

The Heritage board of directors has fixed the close of business on April 21, 2015, as the record date for the special meeting. Only Heritage stockholders of record at that time are entitled to notice of and to vote at the special meeting, or any adjournment or postponement of the special meeting. Approval of the Heritage merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Heritage common stock. The Heritage merger-related compensation proposal and the Heritage adjournment proposal will each be approved if a majority of the votes cast on each such proposal at the Heritage special meeting are voted in favor of such proposal, assuming a quorum is present.

The Heritage board of directors has adopted and approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are advisable and in the best interests of Heritage and its stockholders and unanimously recommends that Heritage stockholders vote “FOR” the Heritage merger proposal, “FOR” the Heritage merger-related compensation proposal and “FOR” the Heritage adjournment proposal.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible by accessing the internet site listed on the Heritage proxy card, by calling the toll-free number listed on the Heritage proxy card, or by submitting your proxy card by mail. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of Heritage common stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying joint proxy statement/prospectus.

The attached joint proxy statement/prospectus describes the terms and conditions of the merger agreement and includes the complete text of the merger agreement as Annex A. We urge you to read the enclosed materials carefully for a complete description of the merger agreement and the merger. The accompanying joint proxy statement/prospectus forms a part of this notice.

By Order of the Board of Directors

O. Leonard Dorminey
President and Chief Executive Officer

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE VOTE YOUR SHARES PROMPTLY.

2

i

ii

iii

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the Renasant special meeting, the Heritage special meeting and the merger. We urge you to read carefully the remainder of this joint proxy statement/prospectus (including the risk factors beginning on page —) because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.

Q: What are Heritage stockholders being asked to vote on?

A: Heritage stockholders are being asked to vote (1) to approve an agreement and plan of merger by and among Renasant, Renasant Bank, Heritage and HeritageBank of the South (“HeritageBank”), which we refer to as the Heritage merger proposal, (2) to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to Heritage’s “named executive officers” (as determined under Securities and Exchange Commission, or SEC, regulations) that is based on or otherwise relates to the merger, which we refer to as the Heritage merger-related compensation proposal, and (3) to approve the adjournment of the special meeting of Heritage stockholders, which we refer to as the Heritage special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Heritage merger proposal, which we refer to as the Heritage adjournment proposal.

Throughout the remainder of this joint proxy statement/prospectus, the agreement and plan of merger is referred to as the “merger agreement.” In the merger, Heritage will merge with and into Renasant, with Renasant being the surviving corporation. Immediately thereafter, HeritageBank will merge with and into Renasant Bank, with Renasant Bank being the surviving banking association. References to the “merger” refer to the merger of Heritage with and into Renasant, unless the context clearly indicates otherwise.

Q: What are Renasant stockholders being asked to vote on?

A: Renasant stockholders are being asked to vote (1) to approve the merger agreement, which we refer to as the Renasant merger proposal, and (2) to approve the adjournment of the special meeting of Renasant stockholders, which we refer to as the Renasant special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the Renasant merger proposal, which we refer to as the Renasant adjournment proposal.

Q: What do Heritage stockholders need to do now?

A: After you have carefully read this document and have decided how you wish to vote your shares of Heritage common stock, indicate on your proxy card how you want your shares to be voted with respect to the Heritage merger proposal, the Heritage merger-related compensation proposal and the Heritage adjournment proposal. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the internet. Submitting your proxy by internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Heritage special meeting. Your proxy card must be received prior to the special meeting on June 16, 2015 in order to be counted. If you would like to attend the Heritage special meeting, see “Can I attend the Heritage special meeting and vote my shares in person?”

Q: What do Renasant stockholders need to do now?

A: After you have carefully read this document and have decided how you wish to vote your shares of Renasant common stock, indicate on your proxy card how you want your shares to be voted with respect to the Renasant merger proposal and the Renasant adjournment proposal. When complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Alternatively, you may vote by telephone or through the internet. Submitting your proxy by internet, telephone or mail or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the Renasant special meeting. Your proxy card must be received prior to the special meeting on June 16, 2015 in order to be counted. If you would like to attend the Renasant special meeting, see “Can I attend the Renasant special meeting and vote my shares in person?”

Q: Why is my vote as a Heritage stockholder important?

A: If you do not vote by proxy, telephone or internet or vote in person at the Heritage special meeting, it will be more difficult for Heritage to obtain the necessary quorum to hold its special meeting. In addition, approval of the Heritage merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Heritage common stock, while approval of the Heritage merger-related compensation proposal and the Heritage adjournment proposal each requires the affirmative vote of a majority of the votes cast, assuming a quorum is present. Because approval of the Heritage merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Heritage common stock, failure to vote on the Heritage merger proposal will have the same effect as a vote “against” the proposal.

The Heritage board of directors unanimously recommends that you vote “FOR” the Heritage merger proposal, the Heritage merger-related compensation proposal and the Heritage adjournment proposal.

Q: Why is my vote as a Renasant stockholder important?

A: If you do not vote by proxy, telephone or internet or vote in person at the Renasant special meeting, it will be more difficult for Renasant to obtain the necessary quorum to hold its special meeting. In addition, approval of the Renasant merger proposal and the Renasant adjournment proposal each requires the affirmative vote of a majority of the votes cast, assuming a quorum is present.

The Renasant board of directors unanimously recommends that you vote “FOR” the Renasant merger proposal and the Renasant adjournment proposal.

Q: What will happen if Heritage stockholders do not approve the Heritage merger-related compensation proposal at the Heritage special meeting?

A: Approval of the Heritage merger-related compensation proposal is not a condition to completion of the merger. The vote on this proposal is an advisory vote and will not be binding on Heritage (or the combined company that results from the merger) regardless of whether the merger agreement is approved. Accordingly, because Heritage is contractually obligated to pay the compensation if the merger agreement is approved and the merger is consummated, it is expected that the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

Q: If my shares are held in street name by my broker, will my broker automatically vote my shares for me?

A: No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker. Without instructions, your shares will not be voted, which will have the effect described below.

Q: What if I abstain from voting or fail to instruct my broker?

A: If you are a Heritage stockholder and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, referred to as a broker non-vote, the abstention or broker non-vote will be counted toward a quorum at the Heritage special meeting. However, because approval of the Heritage merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of

Heritage common stock, an abstention or failure to vote your shares will have the same effect as a vote against the Heritage merger proposal. An abstention or failure to vote your shares will have no effect on the vote to approve the Heritage merger-related compensation proposal or the Heritage adjournment proposal.

If you are a Renasant stockholder and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the abstention or broker non-vote will be counted toward a quorum at the Renasant special meeting, but it will have no effect on the vote to approve the Renasant merger proposal or to approve the Renasant adjournment proposal.

Q: How do I vote shares of Heritage common stock allocated to me in the Heritage employee stock ownership plan or the Heritage 401(k) plan?

A: If on the record date of the Heritage special meeting, Heritage common stock is allocated to your accounts in the employee stock ownership plan or the 401(k) plan maintained by Heritage, you are entitled to provide voting instructions to the trustee of each plan, who will cast your votes at the Heritage special meeting. If you do not timely provide instructions, your shares will be voted by the trustee in the same proportion as shares for which the trustee has received voting instructions. The proxy card you receive with respect to the Heritage common stock allocated to your account will contain instructions on how to vote such shares.

Q. How do I vote shares of Renasant common stock allocated to me in the Renasant employee stock ownership plan or the Renasant 401(k) plan?

A: If on the record date of the Renasant special meeting shares of Renasant common stock, or units representing shares of such stock, are allocated to your accounts in the employee stock ownership plan or the 401(k) plan maintained by Renasant, you are entitled to provide voting instructions to the trustee of each plan, Renasant Bank, who will cause your votes to be cast at the Renasant special meeting. If you do not timely provide instructions, your plan shares or units will be voted by the trustee in the same proportion as plan shares for which the trustee has received voting instructions. The proxy card you receive with respect to the Renasant common stock, or units representing shares of such stock, allocated to your accounts in the employee stock ownership plan or the 401(k) plan will contain instructions on how to vote such shares.

Q: Can I attend the Heritage special meeting and vote my shares in person?

A: Yes. All Heritage stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Heritage special meeting. Stockholders of record as of the record date can vote in person at the Heritage special meeting. If you choose to vote in person at the special meeting and if you are a stockholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you must obtain and bring a broker representation letter in your name from your bank, broker or other holder of record and proof of identity. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting, which will be printed on the meeting agenda. At the appropriate time during the special meeting, the stockholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, Heritage encourages you to vote by telephone, internet or mail so your vote will be counted if you later decide not to attend the special meeting.

Q: Can I attend the Renasant special meeting and vote my shares in person?

A: Yes. All Renasant stockholders, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the Renasant special meeting. Renasant stockholders as of the record date can vote in person at the Renasant special meeting except as to shares held in the Renasant 401(k) and employee stock ownership plans. If you choose to vote in person at the special meeting and if you are a stockholder of record, you should bring the enclosed proxy card and proof of identity. If you hold your shares in street name, you must obtain and bring a broker representation letter in your name from your bank, broker or other holder of record and proof of identity. Please show this documentation at the meeting registration desk. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting, which will be printed on the meeting agenda. At the appropriate time during the special meeting, the stockholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the special meeting, Renasant encourages you to vote by telephone, internet or mail so your vote will be counted if you later decide not to attend the special meeting.

Q: Is the merger expected to be taxable to Heritage stockholders?

A: Generally, no. The merger is intended to be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” and holders of Heritage common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of Heritage common stock for shares of Renasant common stock in the merger, except with respect to cash received in lieu of a fractional share of Renasant common stock. You should read “United States Federal Income Tax Consequences of the Merger” beginning on page — for a more complete discussion of the United States federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the specific tax consequences of the merger to you.

Q: If I am a Heritage stockholder, can I change or revoke my vote?

A: Yes. You may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally appearing and choosing to vote at the Heritage special meeting, if you are the stockholder of record or you obtain and bring a broker representation letter in your name from your bank, broker or the holder of record and, in all cases, you bring proof of identity; (2) by written notification to Heritage which is received prior to the exercise of the proxy; or (3) by a subsequent proxy executed by the person executing the prior proxy and presented at the special meeting. Heritage stockholders may send their written revocation letter to Heritage Financial Group, Inc., Attention: Corporate Secretary, 721 N. Westover Boulevard, Albany, Georgia 31707. If you have voted your shares through the internet, you may revoke your prior internet vote by recording a different vote using internet voting or by signing and returning a proxy card dated as of a date that is later than your last internet vote. If you have voted your shares through a telephone call, you may revoke your prior telephone vote by calling the toll-free number listed on the Heritage proxy card and recording a different vote or by signing and returning a proxy card dated as of a date that is later than your last telephone vote.

Any stockholder entitled to vote in person at the Heritage special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q: If I am a Renasant stockholder, can I change or revoke my vote?

A: Yes. You may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally appearing and choosing to vote at the Renasant special meeting, if you are the stockholder of record, or you obtain and bring a broker representation letter in your name from your bank, broker or the holder of record and, in all cases, you bring proof of identity; (2) by written notification to Renasant which is received prior to the exercise of the proxy; or (3) by a subsequent proxy executed by the person executing the prior proxy and presented at the special meeting. Renasant stockholders may send their written revocation letter to Renasant Corporation, Attention: Secretary, 209 Troy Street, Tupelo, Mississippi 38804-4827. If you have voted your shares through the internet, you may revoke your prior internet vote by recording a different vote using internet voting or by signing and returning a proxy card dated as of a date that is later than your last internet vote. If you have voted your shares through a telephone call, you may revoke your prior telephone vote by calling the toll-free number listed on the Renasant proxy card and recording a different vote or by signing and returning a proxy card dated as of a date that is later than your last telephone vote.

Any stockholder entitled to vote in person at the Renasant special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Q: If I am a Heritage stockholder with shares represented by stock certificates, should I send in my Heritage stock certificates now?

A: No. You should not send in your Heritage stock certificates at this time. After completion of the merger, Renasant will cause instructions to be sent to you for exchanging Heritage stock certificates for shares of Renasant common stock in book-entry form and cash to be paid in lieu of any fractional share of Renasant common stock. The shares of Renasant common stock that Heritage stockholders will receive in the merger will be issued in book-entry form. Please do not send in your stock certificates with your proxy card.

Q: What should I do if I hold my shares of Heritage common stock in book-entry form?

A: You are not required to take any specific actions if you hold your shares of Heritage common stock in book-entry form. After the completion of the merger, shares of Heritage common stock held in book-entry form will automatically be exchanged for shares of Renasant common stock in book-entry form and cash to be paid in lieu of any fractional share of Renasant common stock.

Q: Can I place my Heritage stock certificate(s) into book-entry form prior to the merger?

A: Yes, Heritage stock certificates can be placed into book-entry form prior to the merger. For more information, please contact Heritage’s transfer agent, Computershare, Inc., at (800) 368-5948.

Q: Whom can I contact if I cannot locate my Heritage stock certificate(s)?

A: If you are unable to locate your original Heritage stock certificate(s), you should contact Heritage’s transfer agent, Computershare, Inc., at (800) 368-5948.

Q: When do you expect to complete the merger?

A: We currently expect to complete the merger during the third quarter of 2015. However, we cannot assure you when or if the merger will occur. We must, among other things, first obtain the approvals of Heritage stockholders and Renasant stockholders at their respective special meetings and the required regulatory approvals described below in “The Merger—Regulatory and Third Party Approvals” beginning on page —.

Q: If I hold Heritage common stock through the 401(k) plan maintained by Heritage, can I sell these shares?

A: Yes. You can sell any shares of Heritage common stock allocated to your plan account before the effective time of the merger, subject to any limitations imposed under the 401(k) plan. Heritage common stock must be allocated to your plan account at the effective time of the merger to receive the merger consideration.

Q: How do I receive the merger consideration if I hold my Heritage common stock in the employee stock ownership plan or 401(k) plan maintained by Heritage?

A: You will be entitled to receive the merger consideration for Heritage common stock that is allocated to your plan accounts at the effective time of the merger. You do not have to take any action; the trustee of each plan will exchange Heritage common stock for shares of Renasant common stock (or cash in lieu of fractional shares) and allocate the shares to your plan accounts.

Q: Whom should I call with questions?

A: Heritage stockholders should contact T. Heath Fountain, Heritage’s Chief Financial Officer, by telephone at (229) 878-2055.

Renasant stockholders should contact Kevin D. Chapman, Renasant’s Chief Financial Officer, by telephone at (662) 680-1450.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents that are made part of this joint proxy statement/prospectus by reference to other documents filed with the Securities and Exchange Commission include various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Renasant and Heritage that are subject to risks and uncertainties. Congress passed the Private Securities Litigation Reform Act of 1995 in an effort to encourage companies to provide information about their anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects a company from unwarranted litigation if actual results are different from management expectations. This document reflects the current views and estimates of future economic circumstances, industry conditions, company performance and financial results of the management of Renasant and Heritage. These forward-looking statements are subject to a number of factors and uncertainties which could cause Renasant’s, Heritage’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made, and neither Renasant nor Heritage assumes any duty to update forward-looking statements, unless required by applicable law. In addition to factors previously disclosed in Renasant’s and Heritage’s reports filed with the SEC and those identified elsewhere in this joint proxy statement/prospectus, these forward-looking statements include, but are not limited to, statements about (1) the expected benefits of the transaction between Renasant and Heritage and between Renasant Bank and HeritageBank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (2) Renasant’s and Heritage’s plans, objectives, expectations and intentions and other statements contained in this document that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and Heritage’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the businesses of Renasant and Heritage may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected;

•	the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected;

•	revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with Heritage’s integration of Alarion Financial Services, Inc. which we refer to as Alarion, and its acquisition of the Norcross, Georgia, branch of The PrivateBank and Trust Company, which we refer to as The PrivateBank;

•	deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected;

•	Renasant’s or Heritage’s stockholders may fail to approve the transaction;

•	the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions;

•	reputational risks and the reaction of the companies’ customers to the transaction;

•	diversion of management time on merger related issues;

•	changes in asset quality and credit risk;

•	inflation;

•	the cost or availability of capital;

•	customer acceptance of the combined company’s products and services;

•	customer borrowing, repayment, investment and deposit practices;

•	the outcome of pending litigation against, among others, Heritage, the current members of its board of directors, HeritageBank, Renasant and Renasant Bank;

•	the introduction, withdrawal, success and timing of business initiatives;

•	the impact, extent, and timing of technological changes;

•	severe catastrophic events in the companies’ respective geographic area;

•	a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results;

•	the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company;

•	the interest rate environment may compress margins and adversely affect net interest income; and

•	competition from other financial services companies in the companies’ markets could adversely affect operations.

Additional factors that could cause Renasant’s and Heritage’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s and Heritage’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, Heritage or the proposed merger or other matters and attributable to Renasant, Heritage or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and Heritage do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made, except as may be required by applicable law.

SUMMARY

This summary highlights the material information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions, including the risk factors set forth on page —. See “Where You Can Find More Information” on page —. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

In the Merger, Heritage Stockholders Will Have a Right to Receive 0.9266 of a Share of Renasant Common Stock per Share of Heritage Common Stock (page —)

Renasant and Heritage are proposing the merger of Heritage with and into Renasant. If the merger is completed, Heritage will merge with and into Renasant, with Renasant being the surviving corporation, and Heritage common stock will no longer be publicly traded. The merger agreement between Renasant and Heritage governs the merger. The merger agreement is included in this document as Annex A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this document of the terms and conditions of the merger are qualified by reference to the merger agreement.

Under the terms of the merger agreement, Heritage stockholders will have a right to receive 0.9266 (the “exchange ratio”) of a share of Renasant common stock for each share of Heritage common stock held immediately prior to the merger, which we refer to as the merger consideration. Renasant will not issue any fractional shares of Renasant common stock in the merger. Instead, a Heritage stockholder who otherwise would have received a fraction of a share of Renasant common stock will receive an amount in cash. This cash amount will be determined by multiplying the fraction of a share of Renasant common stock to which the holder would otherwise be entitled by the weighted average closing sale prices of one share of Renasant common stock as reported by Nasdaq for the 15 consecutive trading days immediately prior to the date on which the merger is completed, and then rounded to the nearest cent.

Example: If you hold 100 shares of Heritage common stock, you will have a right to receive 92 shares of Renasant common stock and a cash payment instead of the 0.66 of a share of Renasant common stock that you otherwise would have received.

Treatment of Heritage Restricted Stock, Stock Options and Stock Appreciation Rights (page —)

Upon completion of the merger, and with no action required by the holder thereof, each share of non-vested Heritage restricted stock and each Heritage stock option, stock appreciation right or similar right to purchase Heritage common stock granted under Heritage’s equity incentive plans or otherwise outstanding immediately prior to the merger will vest in full. Each share of vested Heritage restricted stock outstanding immediately prior to the merger will be converted into the right to receive the merger consideration, reduced by applicable tax withholding (except that no withholding will be made in respect of restricted stock held by non-employee members of the Heritage board of directors). Each in-the-money option to purchase Heritage stock will be converted into the right to receive a cash payment, the amount of which will be equal to (1) the total number of shares subject to such Heritage stock option multiplied by (2) the difference between $27.00 and the exercise price of the Heritage stock option, less applicable tax withholding (except that no withholding will be made for cash payments to non-employee directors of Heritage). Out-of-the-money Heritage stock options and stock appreciation rights will be cancelled for no consideration.

The Heritage Board of Directors Recommends that Heritage Stockholders Vote “FOR” the Heritage Merger Proposal (page —)

The Heritage board of directors believes that the merger is in the best interests of Heritage and its stockholders and has approved the merger and the merger agreement. The Heritage board of directors unanimously recommends that Heritage stockholders vote “FOR” the Heritage merger proposal. In reaching its decision, the Heritage board considered a number of factors, which are described in more detail in “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Heritage Board of Directors” on page —. The Heritage board of directors did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the Heritage board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Heritage board of directors may have given different weights to different factors.

Opinion of Heritage’s Financial Advisor (page — and Annex B)

In connection with the merger, Heritage’s financial advisor, Keefe, Bruyette & Woods, Inc., which we refer to as KBW, delivered a written opinion, dated December 9, 2014, to the Heritage board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Heritage common stock of the exchange ratio in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached to this document as Annex B.

The opinion was for the information of, and was directed to, the Heritage board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Heritage to engage in the merger or enter into the merger agreement or constitute a recommendation to the Heritage board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Heritage common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter.

The Renasant Board of Directors Recommends that Renasant Stockholders Vote “FOR” the Renasant Merger Proposal (page —)

The Renasant board of directors believes that the merger is in the best interests of Renasant and its stockholders and has approved the merger and the merger agreement. The Renasant board of directors unanimously recommends that Renasant stockholders vote “FOR” the Renasant merger proposal. In reaching its decision, the Renasant board considered a number of factors, which are described in more detail in “The Merger—Renasant’s Reasons for the Merger; Recommendation of the Renasant Board of Directors” on page —. The Renasant board of directors did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the Renasant board of directors did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the Renasant board of directors may have given different weights to different factors.

Opinion of Renasant’s Financial Advisor (page — and Annex C)

In connection with the merger, Renasant’s financial advisor, Raymond James & Associates, Inc., which we refer to as Raymond James, delivered to the Renasant board of directors at its December 10, 2014 meeting its written opinion as to the fairness, as of December 10, 2014, from a financial point of view, to Renasant of the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion. The full text of Raymond James’s written opinion, which sets forth, among other things, the various qualifications, assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this document as Annex C.

The opinion was provided for the information of Renasant’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and the opinion only addressed whether the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement was fair, from a financial point of view, to Renasant. The opinion did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The opinion does not constitute a recommendation to the board or to any holder of Renasant common stock as to how the board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter.

For further information, please see the section entitled “The Merger—Opinion of Renasant’s Financial Advisor” beginning on page —.

Risk Factors Related to the Merger (page —)

You should consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in this document. In particular, you should consider the factors under “Risk Factors.”

Comparative Market Prices and Share Information (pages — and —)

Renasant common stock is listed on Nasdaq under the symbol “RNST.” Heritage common stock is listed on Nasdaq under the symbol “HBOS.” The following table shows the closing sale prices of Renasant common stock and Heritage common stock as reported by Nasdaq on December 9, 2014, the last trading day before we announced the merger, and on April —, 2015, the last practicable trading day before the distribution of this document. This table also shows the implied value of the merger consideration proposed for each share of Heritage common stock on December 9, 2014 and April —, 2015, which we calculated by multiplying the 20-day average closing price of Renasant common stock as of as of those dates, which was $29.14 and $—, respectively, by the exchange ratio.

	Renasant Common Stock	Heritage Common Stock	Implied Value of One Share of Heritage Common Stock
December 9, 2014	$29.76	$21.69	$27.00
April —, 2015	$—	$—	$—

The market price of Renasant common stock and Heritage common stock will fluctuate prior to the completion of the merger. Heritage stockholders and Renasant stockholders are urged to obtain current market quotations for the shares prior to making any decision with respect to the merger.

Heritage Will Hold its Special Meeting on June 16, 2015 (page —)

The Heritage special meeting will be held on June 16, 2015, at the Merry Acres Event Center, 1500 Dawson Road, Albany, Georgia 31707 at 10:00 a.m., local time. At the special meeting, Heritage stockholders will be asked to approve the Heritage merger proposal, the Heritage merger-related compensation proposal and the Heritage adjournment proposal and to vote on any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date. Only holders of record of Heritage common stock at the close of business on April 21, 2015 will be entitled to vote at the special meeting. Each share of Heritage common stock is entitled to one vote. As of the record date, there were — shares of Heritage common stock entitled to vote at the special meeting.

Required Vote. Approval of the Heritage merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Heritage common stock. Approval of the Heritage merger-related compensation proposal and the Heritage adjournment proposal, in each case, requires the affirmative vote of a majority of the votes cast, assuming a quorum is present. With respect to the vote to approve the Heritage merger proposal, your failure to vote, an abstention or a broker non-vote will have the same effect as a vote against the Heritage merger proposal. With respect to the Heritage merger-related compensation proposal and the Heritage adjournment proposal, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of either proposal, assuming a quorum is present.

All of the directors of Heritage and HeritageBank have entered into agreements with Renasant pursuant to which they have agreed, in their capacity as Heritage stockholders, to vote all of their shares in favor of the approval of the merger agreement. As of the record date, these directors of Heritage and their affiliates had the right to vote — shares of Heritage common stock, or approximately —% of the outstanding Heritage shares entitled to vote at the special meeting. We expect these individuals to vote their Heritage common stock in favor of the approval of the Heritage merger proposal in accordance with those agreements. As of the record date, all directors and executive officers of Heritage, including their affiliates, had the right to vote — shares of Heritage common stock, or approximately —% of the outstanding Heritage shares entitled to vote at the special meeting, and held options to purchase — shares of Heritage common stock.

As of the record date, neither Renasant nor any of its affiliates held any shares of Heritage common stock (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), and Renasant’s directors and executive officers and their affiliates also did not hold any shares of Heritage common stock.

Renasant Will Hold its Special Meeting on June 16, 2015 (page —)

The Renasant special meeting will be held on June 16, 2015, at the Marriott Renaissance Birmingham Ross Bridge, 4000 Grand Avenue, Birmingham, Alabama 35226 at 11:00 a.m., local time. At the special meeting, Renasant stockholders will be asked to approve the Renasant merger proposal and the Renasant adjournment proposal and to vote on any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date. Only holders of record at the close of business on April 21, 2015 will be entitled to vote at the special meeting. Each share of Renasant common stock is entitled to one vote. As of the record date, there were — shares of Renasant common stock entitled to vote at the special meeting.

Required Vote. Approval of the Renasant merger proposal and the Renasant adjournment proposal, in each case, requires the affirmative vote of a majority of the votes cast, assuming a quorum is present. Assuming a quorum is present, your failure to vote, an abstention or a broker non-vote will have no effect on the approval of either proposal.

As of the record date, directors and executive officers of Renasant and their affiliates had the right to vote approximately — shares of Renasant common stock, or approximately —% of the outstanding Renasant common stock entitled to be voted at the special meeting. We currently expect that each of these individuals will vote their shares of Renasant common stock in favor of the proposals to be presented at the special meeting.

As of the record date, neither Heritage nor any of its affiliates held any shares of Renasant common stock (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), and Heritage’s directors and executive officers and their affiliates also did not hold any shares of Renasant common stock.

Renasant Board of Directors Following Completion of the Merger (page —)

Upon completion of the merger, the number of directors constituting Renasant’s and Renasant Bank’s respective boards of directors will be increased by one, and one individual who is currently a director of Heritage will be appointed to complete the larger boards. The Heritage board of directors has recommended that Fred F. Sharpe be appointed to the Renasant and Renasant Bank boards. Subject to the approval of the recommendation by the Renasant board of directors, Mr. Sharpe will be appointed to each board following the completion of the merger.

Heritage’s Directors and Executive Officers May Receive Additional Benefits from the Merger (page —)

When considering the information contained in this joint proxy statement/prospectus, including the recommendation of the board of directors of Heritage to vote to approve the Heritage merger proposal, Heritage stockholders should be aware that the executive officers and members of the board of directors of Heritage may have interests in the merger that are different from, or in addition to, those of Heritage stockholders generally. The board of directors of Heritage was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger (to the extent these interests were in existence at the time of the evaluation and negotiation of the merger agreement and the merger), and in recommending that the merger agreement be adopted and approved by Heritage stockholders. For information concerning these interests, please see the discussion under the caption “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger” on page —.

Heritage Stockholders Do Not Have Dissenters’ Rights (page —)

Heritage stockholders do not have dissenters’ rights in connection with the merger. Under the Maryland General Corporation Law, or MGCL, a stockholder of a Maryland corporation does not have dissenters’ rights in connection with a merger or other extraordinary transaction if the corporation’s outstanding stock is listed on a national securities exchange on the record date of the meeting to approve such merger or other extraordinary transaction and the stockholder will receive stock of the successor corporation in the merger (or cash in lieu of fractional shares). Because (1) Heritage common stock is currently listed on Nasdaq, a national securities exchange, and is expected to continue to be so listed on the record date for the Heritage special meeting, and (2) Heritage stockholders will receive Renasant common stock (or cash in lieu of fractional shares) in the merger, Heritage stockholders do not have dissenters’ rights. For more information, see “The Merger—Heritage Stockholders Do Not Have Dissenters’ Rights in the Merger” beginning on page —.

The Merger Is Intended to Be Tax-Free to Heritage Stockholders as to the Shares of Renasant Common Stock They Receive (page —)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to our respective obligations to complete the merger that each of Renasant and Heritage receive a legal opinion to that effect. Based upon the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, the merger generally will be tax-free to Heritage stockholders for United States federal income tax purposes as to the shares of Renasant common stock received in the merger, except for any gain or loss that may result from the receipt of cash in lieu of a fractional share of Renasant common stock that would otherwise be received. See “United States Federal Income Tax Consequences of the Merger” on page —.

The United States federal income tax consequences described above may not apply to all Heritage stockholders. Your tax consequences will depend on your individual situation. Accordingly, Heritage strongly urges you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Nasdaq Listing (page —)

Renasant will cause the shares of its common stock to be issued to Heritage stockholders in the merger to be approved for listing on the NASDAQ Global Select Market, subject to notice of issuance, prior to the effective time of the merger.

Accounting Treatment of Merger (page —)

Renasant will account for the merger under the acquisition method of accounting for business combinations under United States generally accepted accounting principles.

Conditions Exist That Must Be Satisfied or Waived for the Merger to Occur (page —)

Currently, Renasant and Heritage expect to complete the merger during the third quarter of 2015. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approvals of each company’s stockholders, the receipt of all required regulatory approvals (including approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”), and the Mississippi Department of Banking and Consumer Finance), and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the merger. As noted below, the Federal Reserve, the FDIC and the Mississippi Department of Banking and Consumer Finance already have approved the merger.

Renasant and Heritage cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page —)

Heritage and Renasant have agreed to use their reasonable best efforts to obtain all regulatory approvals, including all antitrust clearances, required to complete the transactions contemplated by the merger agreement. The required regulatory approvals include approval from the Federal Reserve, the FDIC, the United States Department of Justice, the Mississippi Department of Banking and Consumer Finance, state securities authorities and various other federal and state regulatory authorities and self-regulatory organizations. As of the date of this joint proxy statement/prospectus, Heritage and Renasant have received all necessary regulatory approvals of the Federal Reserve, the FDIC and the Mississippi Department of Banking and Consumer Finance for the completion of the merger.

Heritage or Renasant May Terminate the Merger Agreement Under Certain Circumstances (page —)

Heritage and Renasant may mutually agree to terminate the merger agreement before completing the merger, even after Heritage stockholder approval and/or Renasant stockholder approval, as long as the termination is approved by each of the Heritage and Renasant board of directors.

The merger agreement may also be terminated by either party in the following circumstances:

•	if the merger has not been completed on or before September 30, 2015, unless the required regulatory approvals are pending and have not been finally resolved or any stockholder litigation relating to the merger has not been dismissed, settled or otherwise resolved, in which event such date shall be automatically extended to December 31, 2015, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate;

•	Heritage’s or Renasant’s stockholders do not approve the merger agreement at the applicable special meeting;

•	30 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 30-day period a petition for rehearing or an amended application is filed. A party may terminate 30 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements set forth in the merger agreement;

•	if there has been a final, non-appealable order enjoining the completion of the merger and the other transactions contemplated by the merger agreement;

•	if there is a breach of or failure to perform any of the representations, warranties, covenants or undertakings under the merger agreement by one party that prevents it from satisfying any of the closing conditions to the merger and such breach or failure to perform cannot or has not been cured within 30 days after the breaching party receives written notice of such breach;

•	if prior to receipt of the other party’s stockholder approval, that other party, its board or any committee of its board (1) withdraws, or modifies or qualifies in a manner adverse to Renasant or Heritage, as applicable, or refuses to make, the recommendation that its stockholders approve the merger agreement, (2) adopts, approves, recommends, endorses or otherwise declares advisable certain business combination proposals, or (3) fails to call and hold its special stockholders’ meeting; and

•	after receipt of certain business combination proposals, Renasant advises Heritage that it has elected not to propose revisions to the merger agreement to match or better such other business combination proposal.

In addition, Heritage may terminate the merger agreement if its board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that it would be inconsistent with the directors’ fiduciary duties under applicable law (1) to hold the Heritage special meeting, recommend the merger agreement or fail to withdraw, modify or change such recommendation; or (2) not to terminate the merger agreement and Renasant in light of certain proposed acquisition transactions with an entity other than Renasant, even after considering changes to the merger agreement proposed by Renasant in light of such proposed acquisition transaction.

For a further description of the termination provisions contained in the merger agreement see “The Merger Agreement—Termination of the Merger Agreement” beginning on page —.

Expenses and Termination Fees (page —)

In general, each of Heritage and Renasant will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement, subject to specific exceptions discussed in this document. Upon termination of the merger agreement under specified circumstances, Heritage may be required to pay Renasant a termination fee equal to $10.3 million plus up to $750,000 of expenses incurred by Renasant in connection with the merger agreement and the merger. See “The Merger Agreement—Termination Fee” beginning on page — for a complete discussion of the circumstances under which termination fees will be required to be paid.

Litigation Relating to the Merger (page —)

On December 31, 2014, a putative stockholder class action lawsuit, Stein v. Heritage Financial Group, Inc. et al., was filed in the Circuit Court for Baltimore City, Maryland, Civil Division, against Heritage, the members of its board of directors, HeritageBank, Renasant and Renasant Bank. The complaint, which was amended on February 18, 2015, alleges that the Heritage directors breached their fiduciary duties and/or violated Maryland law in connection with the negotiation and approval of the merger agreement by failing to maximize shareholder value and failing to disclose material information in the February 9, 2015 preliminary joint proxy statement/prospectus, and that Heritage, HeritageBank, Renasant and Renasant Bank aided and abetted those alleged breaches of fiduciary duties. In addition to monetary damages in an unspecified amount and other remedies, the lawsuit seeks to enjoin Heritage stockholders from voting on the Heritage merger proposal at the Heritage special meeting and Renasant stockholders from voting on the Renasant merger proposal at the Renasant special meeting and to otherwise enjoin the directors from consummating the merger.

Heritage and Renasant believe the claims asserted are without merit and intend to vigorously defend against the lawsuit. For more information, see “The Merger—Litigation Relating to the Merger” on page —.

The Rights of Heritage Stockholders Will Change as a Result of the Merger (page —)

The rights of Heritage stockholders are governed by Maryland law, as well as Heritage’s Articles of Incorporation, as amended (which we refer to as the Heritage Articles), and Heritage’s Bylaws. After completion of the merger, the rights of former Heritage stockholders will be governed by Mississippi law and by Renasant’s

Articles of Incorporation, as amended (which we refer to as the Renasant Articles), and Renasant’s Restated Bylaws, as amended (which we refer to as the Renasant Bylaws). This document contains descriptions of the material differences in stockholder rights beginning on page —.

Information about the Companies (page —)

Heritage Financial Group, Inc.

Heritage Financial Group, Inc., a Maryland corporation, is the holding company of its wholly-owned subsidiary, HeritageBank of the South, a Georgia savings bank. Heritage is a community-oriented bank serving primarily Georgia, Florida and Alabama through 36 banking locations, 21 mortgage offices and 5 investment offices.

The principal executive offices of Heritage are located at 721 N. Westover Boulevard, Albany, Georgia 31707, and its telephone number at that location is (229) 420-0000. Additional information about Heritage and its business and subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page —.

Renasant Corporation

Renasant Corporation is a Mississippi corporation and a registered bank holding company headquartered in Tupelo, Mississippi. Renasant currently operates more than 120 banking, mortgage, financial services and insurance offices throughout north and central Mississippi, Tennessee, north and central Alabama and north Georgia through its wholly-owned bank subsidiary, Renasant Bank. Through Renasant Bank, Renasant is also the owner of Renasant Insurance Agency, Inc.

The principal executive offices of Renasant are located at 209 Troy Street, Tupelo, Mississippi 38804-4827, and its telephone number at that location is (662) 680-1001. Additional information about Renasant and its business and subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page —.

SELECTED HISTORICAL FINANCIAL DATA OF RENASANT

Set forth below are highlights from Renasant’s consolidated financial data as of and for the fiscal years ended December 31, 2014 through December 31, 2010. The selected consolidated financial data for the years ended December 31, 2014 through December 31, 2010 is derived from the audited consolidated financial statements of Renasant. You should not assume that the results for any periods indicate results for any future period. You should read this information in conjunction with Renasant’s consolidated financial statements and related notes included in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page —.

(In thousands, except share data) (Unaudited)(1)

	As of and for the years ended December 31,
	2014	2013	2012	2011	2010
Summary of Operations
Interest income	$226,409	$180,604	$159,313	$170,687	$165,483
Interest expense	23,780	23,403	25,975	41,401	60,277

Net interest income	202,629	157,201	133,338	129,286	105,206
Provision for loan losses	6,167	10,350	18,125	22,350	30,665
Noninterest income	80,620	71,971	68,711	64,699	92,692
Noninterest expense	191,195	173,076	150,459	136,960	120,540

Income before income taxes	85,887	45,746	33,465	34,675	46,693
Income taxes	26,305	12,259	6,828	9,043	15,018

Net income	$59,582	$33,487	$26,637	$25,632	$31,675

Dividend payout	36.17%	55.74%	64.15%	66.67%	49.28%

Per Common Share Data
Net income — Basic	$1.89	$1.23	$1.06	$1.02	$1.39
Net income — Diluted	1.88	1.22	1.06	1.02	1.38
Book value at December 31	22.56	21.21	19.80	19.44	18.75
Closing price(2)	28.93	31.46	19.14	15.00	16.91
Cash dividends declared and paid	0.68	0.68	0.68	0.68	0.68

Financial Condition Data
Assets	$5,805,129	$5,746,270	$4,178,616	$4,202,008	$4,297,327
Loans, net of unearned income	3,987,874	3,881,018	2,810,253	2,581,084	2,524,590
Securities	983,747	913,329	674,077	796,341	834,472
Deposits	4,838,418	4,841,912	3,461,221	3,412,237	3,468,151
Borrowings	188,825	171,875	164,706	254,709	316,436
Stockholders’ equity	711,651	665,652	498,208	487,202	469,509

Selected Ratios
Return on average:
Total assets	1.02%	0.71%	0.64%	0.60%	0.80%
Stockholders’ equity	8.61%	6.01%	5.39%	5.34%	7.16%
Average stockholders’ equity to average assets	11.89%	11.78%	11.96%	11.27%	11.21%
Actual stockholders’ equity to actual assets	12.26%	11.58%	11.92%	11.59%	10.93%
Allowance for loan losses to total loans, net of unearned income(3)	1.29%	1.65%	1.72%	1.98%	2.07%
Allowance for loan losses to nonperforming loans(3)	209.49%	248.90%	146.90%	127.00%	84.32%
Nonperforming loans to total loans, net of unearned income(3)	0.62%	0.66%	1.17%	1.56%	2.46%

(1)

Selected consolidated financial data includes the effect of mergers and other acquisition transactions from the date of each merger or other transaction. On September 1, 2013, Renasant Corporation acquired First

M&F Corporation, a Mississippi corporation, headquartered in Kosciusko, Mississippi. On February 4, 2011, Renasant Bank acquired specified assets and assumed specified liabilities of American Trust Bank, a Georgia-chartered bank headquartered in Roswell, Georgia (“American Trust”), from the FDIC, as receiver for American Trust. On July 23, 2010, Renasant Bank acquired specified assets and assumed specified liabilities of Crescent Bank & Trust Company, a Georgia-chartered bank headquartered in Jasper, Georgia (“Crescent”), from the FDIC, as receiver for Crescent. Refer to Item 1, Business, and Note B, “Mergers and Acquisitions,” in the Notes to Consolidated Financial Statements in Item 8, Financial Statements and Supplementary Data, in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 2, 2015 and incorporated by reference herein, for additional information about the transactions involving First M&F, American Trust and Crescent.
(2)	Reflects the closing price on Nasdaq on the last trading day of Renasant’s fiscal year.
(3)	Excludes assets acquired from First M&F and assets covered under loss-share agreements with the FDIC.

SELECTED HISTORICAL FINANCIAL DATA OF HERITAGE

Set forth below are highlights from Heritage’s consolidated financial data as of and for the fiscal years ended December 31, 2014 through December 31, 2010. The selected consolidated financial data for the years ended December 31, 2014 through December 31, 2010 is derived from the audited consolidated financial statements of Heritage. You should not assume that the results for any periods indicate results for any future period. You should read this information in conjunction with Heritage’s consolidated financial statements and related notes included in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page —.

	December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Selected Financial Condition Data:

Total assets	$1,705,615	$1,380,925	$1,097,506	$1,089,852	$755,436
Loans held for sale	161,104	110,669	15,608	7,471	225
Loans, net	1,075,439	789,798	660,943	553,126	410,896
Acquired credit impaired loans covered	42,404	50,891	72,425	107,457	—

Securities available for sale, at fair value	269,678	294,299	221,406	259,017	238,377
Total other real estate owned	8,405	10,535	12,709	13,409	3,689
Acquired other real estate owned covered	5,107	7,053	9,467	10,047	—
FDIC loss-share receivable	23,837	41,306	60,731	83,901	—
Federal Home Loan Bank stock, at cost	8,510	7,342	4,330	4,067	3,703
Other equity securities, at cost	1,010	1,010	1,010	1,010	1,010
Deposits	1,322,109	1,076,421	869,554	884,187	534,243
Other borrowings	159,247	131,394	60,000	35,000	62,500
Federal funds purchased and securities sold under repurchase agreements	43,339	37,648	33,219	35,049	32,421
Stockholders’ equity	160,018	125,063	120,649	124,136	119,340

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Selected Operations Data:

Total interest income	$71,412	$65,651	$54,738	$39,449	$28,439
Total interest expense	8,265	7,385	7,613	10,350	8,274

Net interest income	63,147	58,266	47,125	29,099	20,165
Provision for loan losses	1,569	1,735	5,930	2,800	5,500

Net interest income after provision for loan losses	61,578	56,531	41,195	26,204	14,665
Fees and service charges	10,565	9,518	8,305	7,719	6,177
Mortgage banking activities	21,861	10,509	4,768	2,377	—
Impairment loss on securities	—	—	—	(43)	—
Gain on sales of securities	956	85	2,838	684	294
Life insurance proceeds	—	—	—	32	916
Gain (loss) on acquisitions	—	4,188	(56)	4,217	2,722
Accretion of FDIC loss-share receivable	(10,426)	(9,293)	(4,325)	381	—
Other noninterest income	3,642	3,407	2,869	2,100	2,375

Total noninterest income	26,598	18,414	14,399	17,467	12,484
Total noninterest expense	77,354	58,951	46,252	38,746	26,049

Income before tax expense (benefit)	10,822	15,994	9,342	4,925	1,099
Income tax expense (benefit)	3,254	4,679	2,585	1,100	(307)

Net income	$7,568	$11,315	$6,757	$3,825	$1,406

	Year Ended December 31,
	2014	2013	2012	2011	2010
Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.50%	0.87%	0.63%	0.39%	0.22%
Return on average equity	5.46%	9.37%	5.42%	3.12%	2.09%
Dividend payout ratio	25.01%	0.00%	41.91%	25.80%	49.08%
Net interest spread	4.62%	5.17%	5.30%	3.58%	3.55%
Net interest margin	4.70%	5.24%	5.35%	3.62%	3.66%
Efficiency ratio	83.15%	76.44%	74.89%	83.21%	79.79%
Total loans to total deposits	82.10%	74.20%	77.05%	63.41%	78.43%

Asset Quality Ratios (excluding acquired credit impaired loans)(1) :
Nonperforming assets to total assets at end of period	0.39%	0.81%	1.58%	0.95%	1.80%
Nonperforming loans to total non-acquired loans	0.76%	1.38%	2.51%	1.62%	2.49%
Allowance for loan losses to non-performing loans	164.47%	94.91%	61.73%	106.40%	81.79%
Allowance for loan losses to total non-acquired loans	1.25%	1.31%	1.55%	1.72%	2.04%
Net charge offs to average non-acquired loans outstanding(1)	0.04%	0.26%	0.19%	0.91%	0.87%

Capital Ratios:
Tangible equity to tangible assets at end of period	8.32%	8.75%	10.61%	10.95%	15.41%
Equity to total assets at end of period	9.38%	9.06%	10.99%	11.39%	15.80%
Average equity to average assets	9.12%	9.32%	12.63%	12.42%	10.46%

	Year Ended December 31,
	2014	2013	2012	2011	2010

Common Share Data and Other Ratios:
Gross shares outstanding at period end(3)	9,238,973	7,834,537	8,172,486	8,712,031	8,710,511
Less treasury stock(3)	—	—	—	—	—

Net shares outstanding at period end(3)	9,238,973	7,834,537	8,172,486	8,712,031	8,710,511
Shares owned by Heritage MHC(2)(3)	—	—	—	—	—
Public shares outstanding(3)	9,238,973	7,834,537	8,172,486	8,712,031	8,710,511
Unearned ESOP shares(3)	279,234	332,535	385,837	439,138	492,320

Book value per share(3)	$17.86	$16.67	$15.49	$15.01	$14.52
Tangible book value per share(3)	$15.83	$16.10	$14.95	$14.42	$14.17
Basic income per share(3)	$0.97	$1.52	$0.85	$0.47	$0.17
Diluted income per share(3)	$0.95	$1.50	$0.85	$0.47	$0.17

Cash dividends paid on public shares outstanding	$1,892,968	$-	$2,832,185	$986,434	$690,125
Cash dividends paid to Heritage MHC(2)	—	—	—	—	30,600
Cash dividends waived by Heritage MHC	—	—	—	—	2,802,195

Pro forma cash dividends that would have been paid without waiver(2)(3)	$1,892,968	$—	$2,832,185	$986,434	$3,522,920
Cash dividends per share (excluding shares held by Heritage MHC)(2)(3)	$0.28	$0.00	$0.36	$0.12	$0.43
Pro forma cash dividends per share (on all outstanding shares with no waiver by Heritage MHC)(3)	$0.28	$0.00	$0.36	$0.12	$0.08

1.	Acquired credit impaired loans are recorded in our assets at a discount from the contractual principal value.
2.	Effective November 30, 2010, Heritage MHC, the predecessor to Heritage, was eliminated in the second-step conversion, and all dividends declared from that date are paid to all stockholders.
3.	All common share data and per share calculations predating the November 30, 2010 second-step conversion have been adjusted to reflect the 0.8377 share exchange occurring on that date.

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited selected pro forma condensed combined financial information presents how the combined financial statements of Renasant and Heritage may have appeared had their businesses actually been combined at the dates presented. This information is based on the separate historical financial statements of Renasant and Heritage after giving effect to (1) the announced merger with Heritage and the issuance of Renasant common stock in connection therewith, (2) Heritage’s acquisition of Alarion, which was completed on September 30, 2014, and (3) Heritage’s acquisition of a branch from The PrivateBank, which was completed on January 20, 2015, which we refer to collectively as the “transactions,” as well as the assumptions and adjustments described in the explanatory notes accompanying the unaudited pro forma condensed combined financial statements appearing elsewhere in this document. See “Unaudited Pro Forma Condensed Combined Financial Information” on page —. Under the terms of the merger agreement between Renasant and Heritage, which was announced on December 10, 2014, Heritage will merge with and into Renasant, with Renasant the surviving corporation. Upon completion of the merger, each share of Heritage common stock will be converted into 0.9266 of a share of Renasant common stock.

The unaudited pro forma condensed combined balance sheet information gives effect to the transactions as if they had occurred on December 31, 2014. The unaudited pro forma condensed combined income statement information for the year ended December 31, 2014 gives effect to the transactions as if they had been completed on January 1, 2014. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the Heritage merger or the other transactions and, with respect to the income statements only, expected to have a continuing impact on the consolidated company’s results of operations.

The unaudited selected pro forma condensed combined financial information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of both Renasant and Heritage as of and for the year ended December 31, 2014, which are incorporated in this joint proxy statement/prospectus by reference, and in conjunction with the more detailed unaudited pro forma condensed combined financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page — and “Unaudited Pro Forma Condensed Combined Financial Information” on page —.

The unaudited selected pro forma condensed combined financial information is presented for illustrative purposes only. This pro forma information is not necessarily, and should not be assumed to be, indicative of the financial results that the combined company would have achieved had the companies actually been combined at the beginning of the period presented nor indicative of the financial results that may be achieved in the future. The pro forma information does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. The preparation of unaudited pro forma condensed combined financial information required Renasant’s management to make certain assumptions and estimates.

As of December 31, 2014
Balance Sheet (in thousands)
Cash and due from banks	$258,321
Net loans	5,023,877
Total assets	7,744,200
Total deposits	6,270,015
Total borrowed funds	396,338
Total stockholders’ equity	964,367

Regulatory Capital Ratios
Tier 1 capital to average assets (leverage)	8.33%
Tier 1 capital to risk-weighted assets	11.13%
Total capital to risk-weighted assets	11.97%

Year Ended December 31, 2014
Income Statement (in thousands)
Net interest income	$267,914
Noninterest income	121,588

Total revenue	389,502
Provision for loan losses	7,786
Noninterest expense	276,785

Income before income taxes	104,931
Provision for income taxes	32,613

Net income	72,318

COMPARATIVE PER SHARE DATA

The following table sets forth for Renasant common stock and Heritage common stock certain historical, pro forma and pro forma-equivalent per share financial information as of and for the year ended December 31, 2014. The unaudited pro forma and pro forma-equivalent per share information gives effect to the merger as well as Heritage’s acquisition of Alarion and its acquisition of a branch of The PrivateBank as if such transactions had been effective as of the dates presented, in the case of the book value data, and as if they had become effective on January 1, 2014, in the case of the net income and dividends declared data. The unaudited pro forma data in the table assumes that the merger is accounted for using the acquisition method of accounting, with Renasant as the acquiror, and represents a current estimate based on available information of the combined company’s results of operations. The pro forma financial adjustments record the assets and liabilities of Heritage at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. See “Unaudited Pro Forma Condensed Combined Financial Information” on page —. The information in the following table is based on, and should be read together with, the historical financial information that Renasant and Heritage have presented in their respective prior filings with the SEC. See “Where You Can Find More Information” on page —.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods nor is it indicative of the results of operations in future periods or the future financial position of the combined company. The Comparative Per Share Data table for the year ended December 31, 2014 combines the historical income per share data of Renasant and subsidiaries and Heritage and subsidiaries giving effect to the transactions as if the merger, using the acquisition method of accounting, and Heritage’s Alarion and The PrivateBank transactions had become effective on January 1, 2014. The pro forma adjustments are based upon available information and certain assumptions that Renasant’s management believes are reasonable. Upon completion of the merger, the operating results of Heritage will be reflected in the consolidated financial statements of Renasant on a prospective basis.

	December 31, 2014
	(12 months)
	Earnings Per Share*	Book Value – Common**	Cash Dividends – Common
Renasant Historical	$1.88	$22.56	$0.68
Heritage Historical	0.95	17.86	0.28
Pro Forma Combined	1.79	24.05	0.68
Per Equivalent Heritage Share***	1.66	22.28	0.63

*	Earnings per share is calculated on a fully diluted basis.
**	Book Value per share is calculated on the number of shares outstanding as of the end of the period.
***	Per Equivalent Heritage Share is pro forma combined multiplied by the exchange ratio of 0.9266.

RISK FACTORS

In addition to the general investment risks and other information included in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the heading “Special Note Regarding Forward-Looking Statements” on page — and the matters discussed under the caption “Risk Factors” in Renasant’s Annual Report on Form 10-K for the year ended December 31, 2014 filed by Renasant (as updated by subsequently filed Forms 10-Q and other reports filed with the SEC), Renasant and Heritage stockholders should carefully consider the matters described below in determining whether to approve the merger agreement. If any of the following risks or other risks that have not been identified, or that Renasant and Heritage currently believe are immaterial or unlikely, actually occur, the business, financial condition and results of operations of the combined company could be harmed. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to the Merger

Because the market price of Renasant common stock will fluctuate, Heritage stockholders cannot be sure of the market value of the merger consideration they will receive.

Upon completion of the merger, each share of Heritage common stock will be converted into the right to receive the merger consideration consisting of 0.9266 of a share of Renasant common stock and cash in lieu of the issuance of any fractional shares of Renasant common stock. The market value of the merger consideration may vary from the closing price of Renasant common stock on the date we announced the merger, on the date that this document was mailed to Heritage stockholders, on the date of the special meeting of the Heritage stockholders and on the date we complete the merger and thereafter. Any change in the market price of Renasant common stock prior to completion of the merger will affect the market value of the merger consideration that Heritage stockholders will receive upon completion of the merger. Accordingly, at the time of the Heritage special meeting, Heritage stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of Heritage stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of Renasant common stock or shares of Heritage common stock. Stock price changes result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for Renasant common stock and for Heritage common stock before you vote.

Heritage stockholders do not have dissenters’ rights in the merger.

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders of a Maryland corporation such as Heritage to dissent from an extraordinary transaction, such as a merger, and demand and receive payment of the fair value of the stockholder’s stock from the successor corporation instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Under the MGCL, Heritage stockholders do not have dissenters’ rights with respect to their shares of Heritage common stock, assuming that Heritage continues to be listed on Nasdaq, a national securities exchange, as of the record date for the Heritage special meeting.

Heritage stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Heritage stockholders currently have the right to vote in the election of the Heritage board of directors and on other matters affecting Heritage. When the merger occurs, each Heritage stockholder that receives shares of Renasant common stock will become a Renasant stockholder with a percentage ownership of the combined organization that is smaller than such stockholder’s current percentage ownership of Heritage. Because of this, Heritage stockholders will have less influence on the management and policies of Renasant than they now have on the management and policies of Heritage.

Heritage will be subject to business uncertainties and contractual restrictions while the merger is pending.

Heritage’s employees and customers may be uncertain about the effect on Heritage of the merger, and this uncertainty may adversely affect Heritage’s ability to attract, retain and motivate key personnel until the merger is completed. In addition, customers, vendors and other third parties could seek to alter their existing business relationships with Heritage on account of the merger. Because of uncertainty about their future employment with

Renasant following the merger, retention of certain employees by Heritage may be challenging while the merger is pending. If key employees depart for any reason, Heritage’s business, both while the merger is pending and after its completion, could be negatively impacted. In addition, Heritage has agreed to certain contractual restrictions on the operation of its business prior to closing. See “The Merger Agreement—Covenants and Agreements” on page — for a discussion of the restrictive covenants applicable to Heritage.

The merger agreement limits Heritage’s ability to pursue an alternative acquisition proposal and requires Heritage to pay a termination fee of $10.3 million plus up to $750,000 of Renasant’s expenses under limited circumstances relating to alternative acquisition proposals.

The merger agreement prohibits Heritage from, among other things, soliciting, initiating or facilitating certain alternative acquisition proposals with any third party unless Heritage’s directors determine in good faith (after consultation with financial advisors and outside legal counsel) that (1) their failure to take such action would be inconsistent with their fiduciary duties under applicable law and (2) such alternative transaction would result in a transaction more favorable to Heritage’s stockholders from a financial point of view than the merger with Renasant and is reasonably likely to be consummated. See “The Merger Agreement—No Solicitation of Other Offers” on page —. The merger agreement also provides for the payment by Heritage of a termination fee in the amount of $10.3 million plus up to $750,000 of Renasant’s expenses in the event that either party terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Heritage from considering or proposing such an acquisition, even if this third party was willing to pay consideration with a higher per share value than the consideration payable in the merger with Renasant. Similarly, such a competing acquiror might propose a price lower than it might otherwise have been willing to offer because of the potential added expense of the termination fee that may become payable to Renasant in certain circumstances under the merger agreement. See “The Merger Agreement—Termination Fee” on page —.

The boards of directors of Renasant and Heritage have not obtained updated fairness opinions from Raymond James and KBW, respectively, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

The boards of directors of Renasant and Heritage have not obtained updated fairness opinions as of the date of this joint proxy statement/prospectus from Raymond James and KBW, which are Renasant’s and Heritage’s respective financial advisors. Changes in the operations and prospects of Renasant or Heritage, general market and economic conditions and other factors which may be beyond the control of Renasant and Heritage may have altered the value of Renasant or Heritage or the prices of Renasant common stock and Heritage common stock as of the date of this document, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions. For a description of the opinions that the Renasant and Heritage boards of directors received from the parties’ respective financial advisors, please refer to “The Merger—Opinion of Renasant’s Financial Advisor” beginning on page — and “The Merger—Opinion of Heritage’s Financial Advisor” beginning on page —. For a description of the other factors considered by Renasant’s board of directors in determining to approve the merger, please refer to “The Merger—Renasant’s Reasons for the Merger; Recommendation of the Renasant Board of Directors” beginning on page —. For a description of the other factors considered by Heritage’s board of directors in determining to approve the merger, please refer to “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Heritage Board of Directors” beginning on page —.

The unaudited pro forma condensed combined financial statements included in this document are preliminary, and the actual financial condition and results of operations after the merger may differ materially.

The unaudited pro forma condensed combined financial statements in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Renasant’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial statements reflect adjustments to illustrate the effect of the merger had it been completed on the dates indicated, which are based upon preliminary estimates, to record the Heritage identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation for the merger reflected in this document is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Heritage as of the date of the completion of the merger. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page —.

Certain of Heritage’s directors and executive officers have interests in the merger that may differ from the interests of Heritage’s stockholders including, if the merger is completed, the receipt of financial and other benefits.

Heritage’s executive officers and directors have interests in the merger that are in addition to, and may be different from, the interests of Heritage stockholders generally. These interests include, among others:

•	the “cash-out” of vested and unvested in-the-money options and the acceleration of vesting of restricted stock, as provided under the merger agreement;

•	certain severance payment and other benefits that may be paid pursuant to employment agreements with those executive officers of Heritage whose employment with Heritage or the surviving corporation is terminated under certain circumstances;

•	the right to continued indemnification and directors’ and officers’ liability insurance coverage by Heritage after the completion of the merger; and

•	with respect to Mr. Dorminey, an inducement award of 35,000 shares of Renasant restricted stock, which will vest in four equal annual installments beginning on December 31, 2015, on the first day after the completion of the merger.

See “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger” beginning on page — for a discussion of these interests. One director will be appointed to Renasant and Renasant Bank’s respective boards of directors upon completion of the merger, although this individual has not been selected as of the date of this joint proxy statement/prospectus.

The merger is subject to the receipt of consents and approvals from government entities that may impose conditions that could delay the completion of the merger or have an adverse effect on the combined company following the merger.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve, the FDIC and various domestic bank, securities and other regulatory authorities. As of the date of this joint proxy statement/prospectus, each of the Federal Reserve, the FDIC and the Mississippi Department of Banking and Consumer Finance have approved the merger. However, it is possible that, on account of a change in circumstances affecting Renasant, Heritage or both companies or for other reasons, any of these regulatory approvals could be withdrawn in its entirety or made subject to the satisfaction of certain conditions. Although unlikely, the occurrence of such an event could have the effect of delaying completion of the merger or imposing additional costs on, or limiting the revenues of, the combined company following the merger, any of which might have an adverse effect on the combined company following the merger.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of Renasant common stock or Heritage common stock to decline.

The merger is subject to customary conditions to closing, including the approval of Renasant’s and Heritage’s stockholders. If any condition to the merger is not satisfied or waived (to the extent waiver is legally permitted at all), the merger will not be completed. In addition, Renasant and Heritage may terminate the merger agreement under certain circumstances even if the merger is approved by Renasant’s and Heritage’s stockholders, including, but not limited to, if the merger has not been completed on or before September 30, 2015. If Renasant and Heritage do not complete the merger, the market price of Renasant common stock or Heritage common stock may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial results, financial condition and stock prices of Renasant or Heritage. For more information on closing conditions to the merger agreement, see the section entitled “Merger Agreement—Conditions to the Completion of the Merger” on page —.

Some of the performing loans in the Heritage loan portfolio being acquired by Renasant may be under-collateralized, which could affect Renasant’s ability to collect all of the loan amount due.

In an acquisition transaction, the purchasing financial institution may be acquiring under-collateralized loans from the seller. Under-collateralized loans are risks that are inherent in any acquisition transaction and are mitigated through the loan due diligence process that the purchaser performs and the estimated fair market value adjustment that the purchaser places on the seller’s loan portfolio. The year a loan was originated can impact the current value of the collateral. Many banks with locations in Florida have performing loans that are under-collateralized because of the decline in real estate values in Florida during the 2006 through 2010 economic downturn. While real estate values generally commenced stabilizing in 2011, and in some markets began to increase in recent years, nonetheless like other financial services institutions, Heritage’s loan portfolio has under-collateralized loans that are still performing.

When it acquires another loan portfolio, Renasant will place what is referred to as a fair market value adjustment on the acquired loan portfolio to address certain risks, including those relating to under collateralized loans. With respect to the Heritage loan portfolio, Renasant has placed a preliminary $43.4 million fair value adjustment which Renasant believes is adequate to mitigate the risk of under-collateralized performing loans. There can be no assurance that the adjustment that Renasant has placed on the Heritage loan portfolio to mitigate against under-collateralized performing loans will be adequate or that Renasant will not incur losses that could be greater than this adjustment.

If the merger is not completed, Renasant and Heritage will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of Renasant and Heritage has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, Renasant and Heritage would have to recognize these expenses without realizing the expected benefits of the merger.

The merger may have adverse tax consequences.

The parties intend that the merger be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and they will receive legal opinions to that effect from their respective tax counsel. These tax opinions represent the legal judgment of counsel rendering the opinion and are not binding on the Internal Revenue Service or the courts. If the merger were to fail to qualify as a “reorganization,” then a Heritage stockholder generally would recognize gain or loss, as applicable, equal to the difference between (1) the sum of the fair market value of the shares of Renasant common stock and cash in lieu of fractional shares of Renasant common stock received by the Heritage stockholder in the merger; and (2) the Heritage stockholder’s adjusted tax basis in its Heritage stock. See “United States Federal Income Tax Consequences of the Merger” beginning on page —.

Pending litigation relating to the merger could result in an injunction preventing completion of the merger.

On December 31, 2014, a putative stockholder class action lawsuit, Stein v. Heritage Financial Group, Inc. et al., was filed in the Circuit Court for Baltimore City, Maryland, Civil Division, against Heritage, the members of its board of directors, HeritageBank, Renasant and Renasant Bank. The complaint, which was amended on February 18, 2015, alleges that the Heritage directors breached their fiduciary duties and/or violated Maryland law in connection with the negotiation and approval of the merger agreement by failing to maximize shareholder value and failing to disclose material information in the February 9, 2015 preliminary joint proxy statement/prospectus, and that Heritage, HeritageBank, Renasant and Renasant Bank aided and abetted those alleged breaches of fiduciary duties. In addition to monetary damages in an unspecified amount and other remedies, the lawsuit seeks to enjoin Heritage stockholders from voting on the Heritage merger proposal at the Heritage special meeting and Renasant stockholders from voting on the Renasant merger proposal at the Renasant special meeting and to otherwise enjoin the directors from consummating the merger.

One of the conditions to the closing of the merger is that no judgment, decree, injunction or other order by any court of competent jurisdiction is in effect that prohibits the completion of the merger. If this plaintiff is successful in obtaining an injunction prohibiting the defendants from holding their respective special meetings of stockholders or other relief, then such injunction or other relief may prevent the merger from becoming effective, or from becoming effective within the expected time frame. If completion of the merger is prevented or delayed, it could result in substantial costs to Renasant and Heritage. In addition, Renasant and Heritage could incur costs associated with the indemnification of Heritage’s directors. See “The Merger—Litigation Relating to the Merger” beginning on page — and “The Merger Agreement—Directors’ and Officers’ Insurance and Indemnification” beginning on page — for a discussion of these matters.

Risks Related to the Combined Company after the Merger

Renasant may not be able to successfully integrate Heritage or realize the anticipated benefits of the merger.

Renasant’s merger with Heritage involves the combination of two bank holding companies that previously have operated independently. A successful combination of the operations of the two entities will depend substantially on Renasant’s ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. Renasant may not be able to combine the operations of Heritage with its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions and governmental actions affecting the financial industry generally may inhibit Renasant’s successful integration of Heritage.

Further, Renasant entered into the merger agreement with the expectation that the merger will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company throughout Renasant’s footprint, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the merger is subject to a number of uncertainties, including whether Renasant integrates Heritage in an efficient and effective manner, and general competitive factors in the marketplace. Renasant also believes that its ability to successfully integrate Heritage with its operations will depend to a large degree upon its ability to retain Heritage’s existing management personnel. Although Renasant expects to assume existing Heritage employment agreements with certain key employees of Heritage, there can be no assurances that these key employees will not subsequently depart. See “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger” beginning on page —.

Renasant’s failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact its business, financial condition and operating results. In addition, the attention and effort devoted to the integration of Heritage with Renasant’s existing operations may divert management’s attention from other important issues and could seriously harm its business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Heritage’s recent acquisitions may fail to provide benefits anticipated by Heritage in making the acquisitions.

On September 30, 2014, Heritage completed its acquisition of Alarion Financial Services, Inc., the holding company for Alarion Bank, which operated six branches in Ocala, Gainesville and Alachua, Florida. On January 20, 2015, Heritage completed its acquisition of the Norcross, Georgia, branch of The PrivateBank and Trust Company, which resulted in the transfer of approximately $37 million in performing loans and approximately $107 million in deposits to Heritage. The success of these acquisitions depends on many of the same factors as described immediately above with respect to Heritage’s merger with Renasant. If Heritage is not able to fully realize the anticipated benefits of its acquisition of Alarion or The PrivateBank branch, the financial condition and results of operations of the combined company following the merger of Heritage into Renasant may also be negatively impacted.

The market price of Renasant common stock after the merger may be affected by factors different from those currently affecting the Heritage or Renasant common stock.

The businesses of Renasant and Heritage differ in some respects and, accordingly, the results of operations of the combined company and the market price of Renasant’s common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of Renasant and Heritage. For a discussion of the businesses of Renasant and Heritage and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page —.

The shares of Renasant common stock to be received by Heritage stockholders as a result of the merger will have different rights from the shares of Heritage common stock.

Upon completion of the merger, Heritage stockholders will become Renasant stockholders and their rights as stockholders will be governed by the Renasant Articles, the Renasant Bylaws and Mississippi law. The rights associated with Heritage common stock are different from the rights associated with Renasant common stock. Please see “Comparison of Rights of Stockholders of Heritage and Renasant” beginning on page — for a discussion of the different rights associated with Renasant common stock.

THE HERITAGE SPECIAL MEETING

This section contains information about the special meeting of Heritage stockholders that has been called to consider and vote on the merger agreement and certain other matters. Together with this joint proxy statement/prospectus, Heritage is also sending its stockholders a notice of the special meeting and a form of proxy that the Heritage board of directors is soliciting.

On or about —, 2015, Heritage commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the Heritage special meeting.

Date, Time and Place of Meeting

The Heritage special meeting will be held on June 16, 2015, at the Merry Acres Event Center, 1500 Dawson Road, Albany, Georgia 31707 at 10:00 a.m., local time.

Matters to Be Considered

The purpose of the Heritage special meeting is to vote on:

•	the Heritage merger proposal;

•	the Heritage merger-related compensation proposal;

•	the Heritage adjournment proposal; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date and Quorum

The close of business on April 21, 2015 has been fixed as the record date for determining the Heritage stockholders entitled to receive notice of and to vote at the Heritage special meeting. At that time, — shares of Heritage common stock were outstanding, held by approximately — holders of record.

In order to conduct voting at the Heritage special meeting, there must be a quorum. A quorum is the number of shares that must be present, either in person or by proxy, in order to conduct business at the meeting. The presence at the meeting, in person or by proxy, of at least one-third of the shares of Heritage common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Proxies

The form of proxy accompanying this joint proxy statement/prospectus contains instructions for voting Heritage common stock by mail, through the internet or by telephone. If you hold Heritage common stock in your name as a stockholder of record and are voting by mail, you should complete, sign, date and return the proxy card accompanying this document in the enclosed postage-paid return envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also vote your Heritage common stock through the internet or by calling the toll-free number listed on the Heritage proxy card. Instructions and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card.

If you hold your Heritage common stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold your Heritage common stock through the Heritage employee stock ownership plan or 401(k) plan, you will receive voting instructions with respect to all the shares of Heritage common stock allocated to your account. You must provide separate voting instructions to the trustee of each plan, who will act as your proxy and cause your votes to be cast. The trustee will vote all of the shares of each plan even if less than 100% of participants respond, proportionally according to the voting instructions received.

All shares represented by valid proxies that Heritage receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card or as instructed via internet or telephone. If you make no specification on your proxy card how you want your Heritage common stock voted before signing and returning it, your proxy will be voted “FOR” the Heritage merger proposal, “FOR” the Heritage merger-related compensation proposal and “FOR” the Heritage adjournment proposal.

Revocation of Proxies

If you hold Heritage common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Heritage’s Corporate Secretary, or by attending the special meeting in person and voting by ballot at the special meeting. If you have voted your Heritage common stock through the internet, you may revoke your prior internet vote by recording a different vote using internet voting, or by signing and returning a proxy card dated as of a date that is later than your last internet vote. If you have voted your Heritage common stock through a telephone call, you may revoke your prior telephone vote by calling the toll-free number listed on the Heritage proxy card and recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone vote.

Any Heritage stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking a Heritage proxy should be addressed to:

Heritage Financial Group, Inc.

Attn: Corporate Secretary

721 N. Westover Boulevard

Albany, Georgia 31707

If your Heritage common stock is held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies. If your Heritage common stock is allocated to an account maintained for your benefit in the Heritage employee stock ownership plan or 401(k) plan, you should follow the instructions that will be provided to you regarding the revocation of proxies.

Vote Required

Approval of the Heritage merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Heritage common stock, while each of the Heritage merger-related compensation proposal and the Heritage adjournment proposal requires the affirmative vote of a majority of the votes cast, assuming a quorum is present. You are entitled to one vote for each share of Heritage common stock you hold as of the record date.

Because approval of the Heritage merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Heritage common stock, your abstention or failure to vote your shares or a broker non-vote will have the same effect as a vote against the Heritage merger proposal. Since approval of each of the Heritage merger-related compensation proposal and the Heritage adjournment proposal by Heritage stockholders requires only the affirmative vote of a majority of the votes cast, your failure to vote, an abstention or a broker non-vote will have no effect on either such proposal.

The Heritage board of directors urges you to promptly vote your Heritage common stock by: accessing the internet site listed in the proxy card instructions if voting through the internet; calling the toll-free number listed on the proxy card if voting by telephone; or completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope if voting by mail. If you hold your Heritage common stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

If you are the registered holder of your Heritage common stock or you obtain a broker representation letter from your bank, broker or other holder of record of your Heritage common stock and in all cases you bring proof of identity, you may vote your Heritage common stock in person by ballot at the special meeting. Votes properly cast at the special meeting, in person or by proxy, will be tallied by Heritage’s inspector of elections.

As of the record date, and assuming no stock options are exercised, directors and executive officers of Heritage had the right to vote approximately — shares of Heritage common stock, or approximately —% of the outstanding Heritage common stock entitled to vote at the special meeting. All of Heritage’s directors have entered into agreements with Renasant pursuant to which they have agreed, in their capacity as Heritage stockholders, to vote all of their Heritage common stock in favor of the approval of the merger proposal. We expect these individuals to vote their Heritage common stock in accordance with these agreements.

Recommendation of the Heritage Board of Directors

The Heritage board of directors has adopted and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Heritage board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Heritage and its stockholders and unanimously recommends that you vote your Heritage common stock “FOR” the Heritage merger proposal, “FOR,” on an advisory (nonbinding) basis, the Heritage merger-related compensation proposal and “FOR” the Heritage adjournment proposal. See “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Heritage Board of Directors” on page — for a more detailed discussion of the Heritage board of directors’ recommendation.

Solicitation of Proxies

Heritage will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, Heritage will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Heritage common stock and secure their voting instructions. Heritage will reimburse the record holders for their reasonable expenses in taking these actions. If necessary, Heritage may use several of its regular employees, who will not be specially compensated, to solicit proxies from Heritage stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Attending the Special Meeting

All holders of Heritage common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Heritage reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda. Even if you plan to attend the special meeting, we encourage you to vote by telephone, internet or mail so your vote will be counted if you later decide not to attend the special meeting.

Other Matters

As of the date of this joint proxy statement/prospectus, management of Heritage was unaware of any other matters to be brought before the Heritage special meeting other than those set forth herein. However, if any other matters are properly brought before the Heritage special meeting, the persons named in the enclosed form of proxy for Heritage will have discretionary authority to vote all proxies with respect to such matters in accordance with their best judgment.

THE HERITAGE PROPOSALS

Proposal No. 1 – Heritage Merger Proposal

Heritage is asking its stockholders to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. We urge Heritage stockholders to read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger of Heritage with and into Renasant. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Heritage board of directors adopted and approved the merger agreement and approved the transactions contemplated by the merger agreement, including the merger. The Heritage board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Heritage and its stockholders. See “The Merger—Heritage’s Reasons for the Merger; Recommendation of the Heritage Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Heritage board recommendation.

Heritage’s board of directors unanimously recommends a vote “FOR” the Heritage merger proposal.

Proposal No. 2 – Heritage Merger-Related Compensation Proposal

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Section 14A of the Exchange Act and Rule 14a-21(c) promulgated under the Exchange Act, Heritage is providing its stockholders the opportunity to cast an advisory (nonbinding) vote on the compensation that may be paid or become payable to the named executive officers of Heritage in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable, as disclosed in the table in the section of the proxy statement/prospectus entitled “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger—Potential Change in Control Payments to Named Executive Officers of Heritage,” including the associated narrative discussion. As required by those rules, Heritage is asking its stockholders to vote on the approval of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Heritage’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger—Potential Change in Control Payments to Named Executive Officers of Heritage,” is hereby APPROVED.”

The vote on the Heritage merger-related compensation proposal is a vote separate and apart from the vote to approve the Heritage merger proposal. Accordingly, you may vote your Heritage common stock to approve the Heritage merger proposal and vote not to approve the Heritage merger-related compensation proposal, or vice versa. Because the vote on the Heritage merger-related compensation proposal is advisory only, it will not be binding on either Heritage or Renasant. Accordingly, because Heritage is contractually obligated to pay the compensation, if the merger agreement is approved and the merger is consummated, it is expected that the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

Heritage’s board of directors unanimously recommends a vote “FOR” the Heritage merger-related compensation proposal.

Proposal No. 3 – Heritage Adjournment Proposal

If there are insufficient votes at the time of the Heritage special meeting to adopt the Heritage merger proposal, the Heritage special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies. If the number of shares of Heritage common stock present in person or by proxy at the Heritage special meeting and voting in favor of the Heritage merger proposal is insufficient to adopt such proposal, Heritage intends to move to adjourn the special meeting so that the Heritage board of directors may solicit additional proxies for approval of the merger. In that event, Heritage will ask its stockholders to vote only upon the Heritage adjournment proposal and not the other proposals presented to its stockholders.

In this proposal, Heritage is asking its stockholders to authorize the holder of any proxy solicited by the Heritage board on a discretionary basis to vote in favor of adjourning the Heritage special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Heritage stockholders who have previously voted.

Heritage’s board of directors unanimously recommends a vote “FOR” the Heritage adjournment proposal.

THE RENASANT SPECIAL MEETING

This section contains information about the special meeting of Renasant stockholders that has been called to consider and vote on the merger agreement and certain other matters. Together with this joint proxy statement/prospectus, Renasant is also sending its stockholders a notice of the special meeting and a form of proxy that the Renasant board of directors is soliciting.

On or about —, 2015 Renasant commenced mailing this document and the enclosed form of proxy card to its stockholders entitled to vote at the Renasant special meeting.

Date, Time and Place of Meeting

The Renasant special meeting will be held on June 16, 2015, at the Marriott Renaissance Birmingham Ross Bridge, 4000 Grand Avenue, Birmingham, Alabama 35226 at 11:00 a.m., local time.

Matters to Be Considered

The purpose of the Renasant special meeting is to vote on:

•	the Renasant merger proposal;

•	the Renasant adjournment proposal; and

•	any other business properly brought before the special meeting or any adjournment or postponement thereof.

Record Date and Quorum

The close of business on April 21, 2015 has been fixed as the record date for determining the Renasant stockholders entitled to receive notice of and to vote at the Renasant special meeting. At that time, — shares of Renasant common stock were outstanding, held by approximately — holders of record.

In order to conduct voting at the Renasant special meeting, there must be a quorum. A quorum is the number of shares that must be present at the meeting, either in person or by proxy. The presence at the meeting, in person or by proxy, of a majority of the shares of Renasant common stock entitled to vote at the special meeting will constitute a quorum. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Proxies

The form of proxy accompanying this joint proxy statement/prospectus contains instructions for voting Renasant common stock by mail, through the internet or by telephone. If you hold Renasant common stock in your name as a stockholder of record and are voting by mail, you should complete, sign, date and return the proxy card accompanying this document in the enclosed postage-paid return envelope to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting. You may also vote your Renasant common stock through the internet or by calling the toll-free number listed on the Renasant proxy card. Instructions and applicable deadlines for voting through the internet or by telephone are set forth in the enclosed proxy card.

If you hold your Renasant common stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. If Renasant common stock is allocated to your accounts in the Renasant employee stock ownership plan or 401(k) plan, you must instruct the trustee of each plan to vote your shares; if you do not provide timely instructions, the trustee will vote your shares in the same proportion as shares with respect to which instructions are received.

All shares represented by valid proxies that Renasant receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card or as instructed via internet or telephone. If you make no specification on your proxy card how you want your Renasant common stock voted before signing and returning it, your proxy will be voted “FOR” the Renasant merger proposal and “FOR” the Renasant adjournment proposal.

Revocation of Proxies

If you hold Renasant common stock in your name as a stockholder of record, you may revoke any proxy at any time before it is voted by signing and returning a proxy card with a later date, delivering a written revocation letter to Renasant’s Corporate Secretary, or by attending the special meeting in person and voting by ballot at the special meeting. If you have voted your Renasant common stock through the internet, you may revoke your prior internet vote by recording a different vote using internet voting, or by signing and returning a proxy card dated as of a date that is later than your last internet vote. If you have voted your Renasant common stock through a telephone call, you may revoke your prior telephone vote by calling the toll-free number listed on the Renasant proxy card and recording a different vote, or by signing and returning a proxy card dated as of a date that is later than your last telephone vote.

Any Renasant stockholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a stockholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking a Renasant proxy should be addressed to:

Renasant Corporation

Attn: Secretary

209 Troy Street

Tupelo, Mississippi 38804-4827

If your Renasant common stock is held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Vote Required

Approval of the Renasant merger proposal and the Renasant adjournment proposal each requires the affirmative vote of a majority of the votes cast, assuming a quorum is present. You are entitled to one vote for each share of Renasant common stock you hold as of the record date. Since approval of each of the Renasant merger proposal and the Renasant adjournment proposal by Renasant stockholders requires only the affirmative vote of a majority of the votes cast, your failure to vote, an abstention or a broker non-vote will have no effect on either proposal.

The Renasant board of directors urges you to promptly vote your Renasant common stock by: accessing the internet site listed in the proxy card instructions if voting through the internet; calling the toll-free number listed on the proxy card if voting by telephone; or completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope if voting by mail. If you hold your Renasant common stock in “street name” through a bank or broker, please vote by following the voting instructions of your bank or broker.

If you are the registered holder of your Renasant common stock or you obtain a broker representation letter from your bank, broker or other holder of record of your Renasant common stock and in all cases you bring proof of identity, you may vote your Renasant common stock in person by ballot at the special meeting. Votes properly cast at the special meeting, in person or by proxy, will be tallied by Renasant’s inspector of elections.

As of the record date, and assuming no stock options are exercised, directors and executive officers of Renasant had the right to vote approximately — shares of Renasant common stock, or approximately —% of the outstanding Renasant common stock entitled to vote at the special meeting.

Recommendation of the Renasant Board of Directors

The Renasant board of directors has adopted and approved the merger agreement and the transactions it contemplates, including the merger. The Renasant board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Renasant and its stockholders and unanimously recommends that you vote your Renasant common stock “FOR” the Renasant merger proposal and “FOR” the Renasant adjournment proposal. See “The Merger—Renasant’s Reasons for the Merger; Recommendation of the Renasant Board of Directors” on page — for a more detailed discussion of the Renasant board of directors’ recommendation.

Solicitation of Proxies

Renasant will bear the entire cost of soliciting proxies from its stockholders. In addition to solicitation of proxies by mail, Renasant will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of Renasant common stock and secure their voting instructions. Renasant will reimburse the record holders for their reasonable expenses in taking these actions. If necessary, Renasant may use several of its regular employees, who will not be specially compensated, to solicit proxies from Renasant stockholders, either personally or by telephone, facsimile, letter or other electronic means.

Attending the Special Meeting

All holders of Renasant common stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Renasant reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. Everyone who attends the special meeting must abide by the rules for the conduct of the meeting. These rules will be printed on the meeting agenda. Even if you plan to attend the special meeting, we encourage you to vote by telephone, internet or mail so your vote will be counted if you later decide not to attend the special meeting.

Other Matters

As of the date of this joint proxy statement/prospectus, management of Renasant was unaware of any other matters to be brought before the Renasant special meeting other than those set forth herein. However, if any other matters are properly brought before the Renasant special meeting, the persons named in the enclosed form of proxy for Renasant will have discretionary authority to vote all proxies with respect to such matters in accordance with their best judgment.

THE RENASANT PROPOSALS

Proposal No. 1 – Renasant Merger Proposal

Renasant is asking its stockholders to approve the merger agreement and the transactions contemplated by the merger agreement. We urge Renasant stockholders to read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger of Heritage with and into Renasant. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

After careful consideration, the Renasant board of directors adopted and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Renasant board of directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Renasant and its stockholders. See “The Merger—Renasant’s Reasons for the Merger; Recommendation of the Renasant Board of Directors” included elsewhere in this joint proxy statement/prospectus for a more detailed discussion of the Renasant board recommendation.

The Renasant board of directors unanimously recommends a vote “FOR” the Renasant merger proposal.

Proposal No. 2 – Renasant Adjournment Proposal

If there are insufficient votes at the time of the Renasant special meeting to adopt the Renasant merger proposal, the Renasant special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies. If the number of shares of Renasant common stock present in person or by proxy at the Renasant special meeting and voting in favor of the Renasant merger proposal is insufficient to adopt such proposal, Renasant intends to move to adjourn the special meeting so that the Renasant board of directors may solicit additional proxies for approval of the merger. In that event, Renasant will ask its stockholders to vote only upon the Renasant adjournment proposal and not the Renasant merger proposal.

In this proposal, Renasant is asking its stockholders to authorize the holder of any proxy solicited by the Renasant board on a discretionary basis to vote in favor of adjourning the Renasant special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Renasant stockholders who have previously voted.

Renasant’s board of directors unanimously recommends a vote “FOR” the Renasant adjournment proposal.

INFORMATION ABOUT THE COMPANIES

Renasant Corporation

Renasant Corporation is a Mississippi corporation and a registered bank holding company headquartered in Tupelo, Mississippi. Renasant was organized in 1982 under the Bank Holding Company Act of 1956, as amended, and the laws of the State of Mississippi. Renasant currently operates more than 120 banking, mortgage, financial services and insurance offices throughout north and central Mississippi, Tennessee, north and central Alabama and north Georgia through its wholly-owned bank subsidiary, Renasant Bank. Through Renasant Bank, Renasant is also the owner of Renasant Insurance Agency, Inc. As of December 31, 2014, Renasant had total assets of approximately $5.8 billion and total deposits of approximately $4.84 billion.

The principal executive offices of Renasant are located at 209 Troy Street, Tupelo, Mississippi 38804-4827, and its telephone number at this location is (662) 680-1001. Additional information about Renasant and its business and subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page —.

Heritage Financial Group, Inc.

Heritage Financial Group, Inc., a Maryland corporation, is the holding company of its wholly-owned subsidiary, HeritageBank of the South, a Georgia savings bank. Heritage is a community-oriented bank serving primarily Georgia, Florida and Alabama through 36 banking locations, 21 mortgage offices and 5 investment offices. Heritage was formed by its federally chartered predecessor, Heritage Financial Group, in connection with a second-step conversion and public offering conducted in the latter half of 2010 in which the predecessor corporation merged into Heritage and converted from a mutual holding company structure to a stock holding company structure.

The principal executive offices of Heritage are located at 721 N. Westover Boulevard, Albany, Georgia 31707, and its telephone number at that location is (229) 420-0000. Additional information about Heritage and its business and subsidiaries is included in documents incorporated by reference into this document. See “Where You Can Find More Information” on page —.

THE MERGER

The discussion in this joint proxy statement/prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which accompanies this joint proxy statement/prospectus as Annex A and is incorporated into this joint proxy statement/prospectus by reference. References in this discussion and elsewhere in this joint proxy statement/prospectus to the “merger” are to the merger of Heritage into Renasant, unless the context clearly indicates otherwise.

General

On December 10, 2014, each of the Heritage and Renasant board of directors adopted and approved the merger agreement and approved the transactions contemplated by the merger agreement, including the merger. If all of the conditions set forth in the merger agreement are satisfied or waived (to the extent waiver is permitted by law) and if the merger is otherwise completed, Heritage will merge with and into Renasant, and Renasant will be the surviving corporation. Immediately after the merger of Heritage with and into Renasant, HeritageBank will merge with and into Renasant Bank, and Renasant Bank will be the surviving banking association. At the effective time of the merger, each outstanding share of Heritage common stock, par value $0.01 per share (excluding shares owned by Heritage, Renasant or any of their respective subsidiaries, unless such shares are held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.9266 (the “exchange ratio”) of a share of Renasant common stock, par value $5.00 per share.

Background of the Merger

As part of Heritage’s long-term strategic planning process, Heritage’s board of directors and senior management have regularly reviewed and assessed the near-term and long-term strategy, performance, positioning and operating prospects of Heritage with a view toward enhancing stockholder value. These reviews have included consideration, from time to time, of potential strategic alternatives and transactions to enhance stockholder value, including a sale transaction.

As to Renasant, its strategic plans include growing its franchise through, among other things, acquisition opportunities, whether negotiated or FDIC-assisted transactions, that Renasant senior management identifies internally or has presented to it. As part of this ongoing process, Renasant’s Chairman, President and Chief Executive Officer, E. Robinson McGraw, and its Chief Financial Officer, Kevin D. Chapman, identified Heritage, along with a number of other financial institutions whose geographic footprint and other characteristics appeared complementary to Renasant’s based on publicly-available information, as a potential merger partner, but no detailed analysis with respect to a strategic transaction with Heritage was undertaken.

In May 2014, Mr. McGraw and O. Leonard Dorminey, the Chief Executive Officer of Heritage, met for dinner after attending an industry conference during the day. Mr. McGraw and Mr. Dorminey had known each other for several years through their involvement in trade organizations and participation in industry events. During the course of the dinner, Mr. McGraw and Mr. Dorminey discussed the possibility of a potential transaction between Renasant and Heritage. Although a transaction was not pursued in earnest at that time, after the meeting, Renasant and Heritage mutually contacted KBW, which had existing relationships with Heritage and Renasant and disclosed those existing relationships to Heritage and Renasant, regarding their discussion of a potential transaction between Renasant and Heritage. Mr. McGraw also discussed the potential for a strategic transaction with Heritage with John M. Creekmore, Renasant’s lead independent director. However, because the discussions were very preliminary, no further Renasant board action was taken at that time.

In late May 2014, Heritage began initial discussions with another publicly traded bank holding company (“Company A”) regarding a potential merger whereby Company A would acquire Heritage in a stock-for-stock merger. Heritage engaged KBW as its financial advisor in connection with a possible sale of Heritage.

In late June 2014, Mr. McGraw contacted Mr. Dorminey to follow-up on their initial meeting in May. During the conversation, Mr. Dorminey explained that it was not the right time to pursue a potential transaction with Renasant, but the parties agreed to discuss again a possible transaction in the near future.

On June 28, 2014, Heritage received a non-binding letter of intent from Company A expressing an interest to acquire Heritage in an all-stock merger at the equivalent price of approximately $23.50-$25.00 per share of Heritage common stock, subject to due diligence. The independent directors of Heritage met to discuss Company A’s letter of intent and its proposed terms. The board of directors of Heritage determined that it was in the best interests of Heritage and its stockholders to enter into the letter of intent and continue discussions regarding a potential transaction with Company A. On July 1, 2014, Heritage entered into the non-binding letter of intent with Company A.

Negotiations with Company A continued from July through late August 2014. During that period, both parties conducted due diligence and discussed various matters regarding a potential transaction. On August 19, 2014, Heritage received a revised non-binding letter of intent from Company A expressing an interest to acquire Heritage in an all-stock merger at the equivalent price of $25.00 per share of Heritage common stock. However, in early September 2014, prior to negotiating and executing a definitive agreement, Heritage and Company A mutually decided to terminate negotiations.

In early September 2014, Mr. McGraw and Mr. Dorminey had a telephone call and agreed to meet at an upcoming industry conference. In mid-September 2014, Mr. McGraw and Mr. Dorminey met at an industry conference and briefly discussed a potential transaction between Renasant and Heritage.

Following the early September 2014 phone call with Mr. Dorminey, Mr. McGraw and the other members of the executive committee of Renasant’s board of directors held a regularly-scheduled meeting during which Mr. McGraw and Mr. Chapman provided a high-level overview of the potential benefits to Renasant of a combination with Heritage as well as summarized for the committee the status of discussions with Heritage to date. The committee authorized Mr. McGraw to proceed with entering into a nondisclosure agreement in order to begin due diligence on Heritage.

On September 12, 2014, Heritage and Renasant entered into a mutual non-disclosure agreement and began preliminary due diligence. On the same day, Renasant contacted Raymond James to assist in performing a financial analysis of a combination of Heritage and Renasant and to assist in negotiations if discussions with Heritage progressed.

On September 17, 2014, Heritage’s board of directors convened a special meeting at Heritage’s offices in Albany, Georgia to discuss whether Heritage should enter into discussions with Renasant regarding a possible combination. After discussion, the Heritage board determined to proceed with discussions with Renasant.

On September 19, 2014, Mr. Dorminey and T. Heath Fountain, the Chief Financial Officer of Heritage, traveled to Mississippi to meet with Mr. McGraw and Mr. Chapman. During the meeting, the parties discussed in more detail a potential transaction between Heritage and Renasant and the general strategic rationale for a possible combination.

On October 3, 2014, Mr. McGraw and Mr. Dorminey had a phone conversation and during the call Mr. McGraw said he would be meeting with Renasant’s executive committee on October 8, 2014 and would follow up with Mr. Dorminey after that meeting with a potential price per share range that Renasant would consider offering in the transaction.

In advance of Renasant’s October 8, 2014 executive committee meeting, Mr. McGraw and Mr. Chapman conferred with representatives of Raymond James regarding pro forma financial results of the combined company in a variety of assumed scenarios. At the October 8, 2014 meeting of Renasant’s executive committee, Mr. McGraw and Mr. Chapman provided the committee with Raymond James’s detailed analysis of the impact on Renasant’s key financial metrics from a merger with Heritage in a variety of pricing scenarios and with varying assumptions to be validated with further due diligence. Raymond James’s analysis included information about recent bank and thrift merger and acquisition transactions, including prices paid, estimated cost savings realized and the potential impact on an acquiror’s stock prices upon announcement of the acquisition. After a lengthy discussion of this information, the Renasant executive committee authorized management to offer a price of between $26.00-$27.00 per share of Heritage common stock in an all-stock transaction, subject to due diligence.

On October 8, 2014, Mr. McGraw contacted Mr. Dorminey and advised him that Renasant would be willing to offer a price of between $26.00-$27.00 per share of Heritage common stock in the transaction.

On October 17, 2014, Mr. McGraw and Mr. Dorminey had a follow-up phone conversation during which they continued to discuss Renasant’s proposed offer.

On October 21, 2014, Heritage’s board of directors convened a special meeting at Heritage’s offices in Albany, Georgia. During the meeting, Mr. Dorminey provided the directors with an update on the status of his discussions with Mr. McGraw. After discussion, Heritage’s board of directors determined that it was in the best interests of Heritage and its stockholders to explore a potential transaction between Heritage and Renasant and directed Mr. Dorminey to continue discussions with Renasant. Also, at this meeting, Heritage’s board of directors considered that KBW had provided services to Renasant prior to its engagement as Heritage’s financial advisor in connection with Renasant’s preliminary consideration of potential business combinations with a number of different entities, including Heritage. Heritage’s board of directors concluded that KBW’s prior relationship with Renasant would not compromise KBW’s ability to act as Heritage’s financial advisor.

At a regular meeting of the Renasant board of directors held on October 21, 2014, Mr. McGraw updated the Renasant board of directors regarding the status of the negotiations between Renasant and Heritage.

On October 29, 2014, Mr. McGraw and Mr. Chapman traveled to Albany, Georgia to meet with Mr. Dorminey and Mr. Fountain. During the meeting, the parties discussed the results of their preliminary due diligence and other matters related to the overall timing of a potential transaction.

On October 31, 2014, Renasant delivered to Heritage an initial draft of a non-binding letter of intent with the equivalent share price of $27.00 per share for Heritage common stock, with the exact exchange ratio to be determined upon signing a definitive merger agreement.

Mr. Dorminey informed the board of directors of Heritage that he received the draft letter of intent from Renasant. In addition to providing updates to the board on an ongoing basis, Mr. Dorminey provided the chairman of the board on at least a weekly basis with updates on his discussions with Renasant regarding the potential transaction.

Between October 31, 2014 and November 7, 2014, Renasant and Heritage discussed and negotiated the terms of the letter of intent. By November 7, 2014, Renasant and Heritage had orally agreed to the terms of the letter of intent, though it ultimately was not signed by both parties because the parties proceeded to the negotiation and execution of a definitive merger agreement.

In early November, 2014, Mr. Dorminey, Mr. Fountain and other representatives of Heritage traveled to Tupelo, Mississippi to meet with Mr. McGraw, Mr. Chapman and other representatives of Renasant to discuss the potential transaction, diligence matters and the impact the transaction would have on specific operations and dealings of the combined company.

On November, 7, 2014, Alston & Bird LLP, outside counsel to Heritage (“Alston & Bird”), received a draft of the merger agreement from Phelps Dunbar LLP, outside counsel to Renasant (“Phelps Dunbar”).

On November 14, 2014, the board of directors of Heritage convened a special meeting to discuss the proposed transaction with Renasant. Representatives of Heritage’s management team were also present for the meeting. During the meeting, the board of directors further considered and discussed whether the timing was appropriate to continue discussions with Renasant, whether a strategic transaction was in the best interests of Heritage and its stockholders at that time or if Heritage should continue to stay a separate operating entity, and whether entering into merger discussions would expose Heritage to other risks. After further discussion, the board of directors authorized Mr. Dorminey to continue his discussions with Renasant and move forward with negotiating the definitive agreement.

During late October and November, 2014, representatives of Renasant, Raymond James, Phelps Dunbar and HORNE, LLP, Renasant’s independent registered public accountants, conducted due diligence regarding Heritage. Additionally, representatives of Heritage, with the assistance of Alston & Bird and Mauldin & Jenkins, LLC (“MJ”), Heritage’s independent registered public accountants, conducted due diligence regarding Renasant. Representatives of KBW and Raymond James also attended discussions between Heritage and Renasant regarding the business operations, financial condition and prospects of the two companies.

Between November 7, 2014 and December 10, 2014, representatives of Phelps Dunbar and Alston & Bird, with the direction of and consultation with their respective clients, negotiated the terms and conditions of the merger agreement. Additionally, during this period, Phelps Dunbar and separate counsel for certain employees of Heritage who would be employees of the combined company after the merger transaction negotiated the terms and conditions of the employment arrangements for such employees. During this period, Mr. McGraw and Mr. Dorminey also discussed the terms of the merger agreement, the relationship with Heritage’s mortgage company after the closing of the transaction and issues related to the terms and conditions of the employment arrangements of certain employees who would be employees of the combined company.

On December 6, 2014, Alston & Bird provided Phelps Dunbar an initial draft of Heritage’s disclosure schedules to the merger agreement.

On the morning of December 8, 2014, the board of directors of Heritage convened a special meeting at Heritage’s offices in Albany, Georgia to discuss the proposed transaction with Renasant. Representatives of Heritage’s management, KBW and Alston & Bird were also present or participating by telephone. Mr. Dorminey first reviewed with the directors the most recent discussions and negotiations with Renasant. KBW then discussed with Heritage’s board of directors the financial aspects of the merger on a preliminary basis.

Alston & Bird then explained the directors’ fiduciary duties in considering and approving a merger transaction with Renasant and responded to further questions from the directors in that regard. Alston & Bird then provided the board of directors of Heritage an overview of the material terms of the proposed merger agreement and the timing and process of the transaction if the board approved the transaction and Heritage entered into the merger agreement. Representatives of Alston & Bird responded to numerous questions from directors. Alston & Bird also reviewed with Heritage’s board of directors, for purposes of identifying areas of potential conflicts of interest, the interests of Heritage’s officers and directors in the proposed transaction. Alston & Bird then reviewed the status of its current negotiations with Phelps Dunbar regarding various terms of the merger agreement, including the “no-shop” provision, the termination fee, the possibility of a reverse termination fee and the conditions to closing of the transaction. Alston & Bird went into further detail regarding the “no-shop” provision and the 4.25% termination fee that was in the current draft of the merger agreement and described the impact the provision and fee would have on Heritage’s ability to solicit and pursue alternative transactions after the merger agreement is executed. In that regard, in light of the amount of the consideration offered with the exchange ratio and the premium it represented to the market price for Heritage’s common stock and the board of directors’ view that other competing proposals at a price per share in excess or $27.00 were not likely to be received, the board of directors determined that the “no shop” provision and termination fee proposed by Renasant were appropriate under the circumstances. Heritage’s board of directors, however, instructed Mr. Dorminey to continue to negotiate with Mr. McGraw on the open issues in the merger agreement and to push for a lower termination fee.

In addition, management discussed with Heritage’s board of directors the proposed composition of Renasant’s management team following the merger, revised employment agreements for a number of Heritage employees and the proposal that one Heritage director be added to the board of directors of the combined company.

Following this discussion, the board of Heritage engaged in further discussion of the proposed transaction. Alston & Bird then described the terms of the lock-up agreements for directors whereby, if the merger agreement was approved, the directors (in their capacities as holders of Heritage common stock) would agree to vote their shares in favor of the proposed merger. The directors discussed the differences between the version of these agreements for non-employee directors, which contained a non-competition covenant, and for directors who were also employees of Heritage, which did not contain a non-competition covenant.

Alston & Bird also discussed its due diligence findings at the special meeting. After discussion, the board of directors of Heritage agreed to meet again on December 9, 2014 to further discuss the potential transaction and any events that occur during the day.

During the course of the day on December 8, 2014, Mr. Dorminey and Mr. McGraw had several discussions relating to the terms of the potential transaction. Alston & Bird and Phelps Dunbar continued to negotiate the terms of the merger agreement.

On December 9, 2014, representatives of Heritage, Renasant, KBW, Raymond James, MJ, Alston & Bird and Phelps Dunbar participated in a telephone call to discuss several outstanding items in the merger agreement, including the treatment of the employee benefit plans and certain accounting issues related to certain payments due under the existing employment arrangements of certain executives.

During the course of the day on December 9, 2014, Mr. Dorminey had several conversations with Mr. McGraw to discuss the open items in the merger agreement, including the amount of the termination fee and the reverse termination fee and certain other closing conditions and the terms of employment arrangements for certain officers of Heritage. In these conversations, Mr. McGraw agreed to a 4.0% termination fee, and Mr. Dorminey agreed to strike the reverse termination fee. Alston & Bird also had several conversations with Phelps Dunbar regarding the merger agreement, the lock-up agreements and the disclosure schedules for both Heritage and Renasant.

In the late afternoon on December 9, 2014, the board of directors of Heritage convened a special meeting at Heritage’s offices in Albany, Georgia to discuss the proposed transaction. Representatives of Heritage management, KBW and Alston & Bird were also present or participating by telephone.

Mr. Dorminey provided the board of directors of Heritage an update of his discussions with Mr. McGraw since his previous update to them on December 8, 2014. Thereafter, Alston & Bird provided an update on the status of the merger agreement and the ongoing discussions with Phelps Dunbar and Mr. Dorminey provided an update on the status of the employment arrangements for certain Heritage employees.

At this meeting, KBW reviewed the financial aspects of the proposed merger, noting that Renasant and Heritage had fixed the exchange ratio in the merger at 0.9266x, and rendered to the Heritage board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Heritage common stock as more fully described below under the caption “Opinion of Heritage’s Financial Advisor.”

After further discussion, the board of directors of Heritage agreed to meet again on December 10, 2014 to further discuss the merger agreement and any events that occurred during the evening of December 9, 2014.

On December 9, 2014, Alston & Bird sent a revised draft of the merger agreement as well as a revised draft of Heritage’s disclosure schedules to Phelps Dunbar. Phelps Dunbar also sent an initial draft of Renasant’s disclosure schedules to Alston & Bird.

On the morning of December 10, 2014, Renasant’s board of directors convened a special meeting, with representatives of Raymond James and Phelps Dunbar present or participating by telephone. Mr. McGraw and Mr. Chapman first reported to Renasant’s board of directors on the status of the negotiations with Heritage and its due diligence findings, including with respect to potential credit deterioration and expense savings. Next, Phelps Dunbar provided an overview of the material terms of the merger agreement to the board of directors and addressed the directors’ fiduciary duties in connection with evaluating a strategic transaction. The representative of Phelps Dunbar addressed questions from the board, including regarding the proposal that one current Heritage director would be added to Renasant’s board. Following Phelps Dunbar’s presentation, representatives of Raymond James presented a detailed analysis, which included written materials prepared for the Renasant board, of the financial aspects of the proposed merger and orally delivered Raymond James’s opinion (subsequently confirmed in writing) that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James as set forth in its opinion, the merger consideration was fair, from a financial point of view, to Renasant, as more fully described in “Opinion of Renasant’s Financial Advisor” below. After further discussion and deliberation, including questions to Raymond James and Renasant’s management regarding the financial aspects of the merger, the assumptions underlying the financial analysis and the results of Renasant’s due diligence, the board of directors, having determined that the terms of the merger, the related merger agreement and the transactions contemplated thereby, including the merger, were in the best interests of Renasant and its stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger. The Renasant board of directors authorized Mr. McGraw to sign the merger agreement on behalf of Renasant and Renasant Bank, directed that the merger agreement be submitted to Renasant’s stockholders for adoption and approval and recommended that stockholders vote in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.

Also on December 10, 2014, Phelps Dunbar sent a revised draft of the merger agreement to Alston & Bird.

In the early afternoon on December 10, 2014, the board of directors of Heritage convened a special meeting at Heritage’s offices in Albany, Georgia. All of the members of the board participated in the meeting. Members of Heritage management and representatives of KBW and Alston & Bird also participated in the meeting. Mr. Dorminey described for the board his additional discussions with Mr. McGraw since his previous update to them on December 9, 2014. Alston & Bird then provided an update on the status of the merger agreement. Mr. Dorminey also provided an update on the employment arrangements for certain of the officers of Heritage.

After further discussion and deliberation, the Heritage board of directors determined that it had the appropriate information upon which to evaluate Renasant’s proposal and to conclude that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, were fair to and in the best interests of Heritage and its stockholders. The board, having determined that the terms of Renasant’s proposal, the related merger agreement and the transactions contemplated by the merger agreement, including the merger, were fair to and in the best interests of Heritage and its stockholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and authorized the execution and delivery of the merger agreement and directed that the merger agreement be submitted to Heritage’s stockholders for adoption and approval, and recommended that stockholders vote in favor of the approval and adoption of the merger agreement and the approval of the transactions contemplated by the merger agreement, including the merger.

Later that afternoon, Renasant and Heritage executed the merger agreement. After market close on December 10, 2014, the proposed merger was publicly announced.

Heritage’s Reasons for the Merger; Recommendation of the Heritage Board of Directors

After thorough review and careful consideration, the Heritage board of directors determined that the terms of the merger agreement and the transactions contemplated by the merger agreement, including the merger, were fair to and in the best interests of Heritage and its stockholders. Accordingly, the Heritage board of directors has approved and adopted the merger agreement and approved the transactions contemplated by the merger agreement, including the merger, and unanimously recommends that Heritage stockholders vote “FOR” approval and adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger.

In reaching its decision to adopt and approve the merger and the merger agreement, and recommend that its stockholders approve the merger agreement, the Heritage board of directors evaluated the merger and merger agreement in consultation with Heritage’s senior management team, as well as Heritage’s outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

•	its knowledge of Heritage’s business, financial condition, operations, industry, competitors and prospects as a standalone company, including management’s and the board of directors’ understanding of the current and prospective environment in which Heritage and Renasant operate, including national and local economic conditions, the interest rate environment, the competitive and regulatory environments for financial institutions generally, and the likely effect of these factors on Heritage both with and without the merger;

•	the substantial management, financial and employee resources required to execute Heritage’s stand-alone strategic plan, the fact that full execution of the strategic plan would take an extended period of time, and the risks of and challenges inherent in a successful execution of the strategic plan;

•	the review undertaken by the board of directors of Heritage and management with respect to the potential strategic alternatives available to Heritage;

•	the fact that (as of the date of the board’s decision) the merger would combine two established banking franchises to create a bank with over $7.5 billion in assets, $5.2 billion in gross loans and $6.1 billion in deposits with 171 banking, mortgage, insurance, wealth management and investment offices in Mississippi, Alabama, Tennessee, Georgia and Florida;

•	the expanded possibilities, including organic growth and future acquisitions, that would be available to the combined company, given its increased size, asset base, capital and footprint;

•	the structure of the transaction as a stock-for-stock merger, which would allow Heritage stockholders to participate in the future performance of the combined company and synergies resulting from the merger;

•	the fact that the exchange ratio is fixed, which the Heritage board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•	the value to Heritage stockholders represented by the merger consideration, which represented a premium of approximately 27.4% based on the closing share price of Heritage common stock on December 9, 2014, the last trading day prior to the public announcement of the merger agreement;

•	the historical performance of Renasant’s common stock, the stock’s liquidity in terms of average daily trading volume and the level of future cash dividends anticipated to be received by Heritage stockholders;

•	the anticipated pro forma impact of the merger on the combined company, including the expected impact on financial metrics of the combined company including earnings and tangible equity per share and on regulatory capital levels;

•	the understanding that the transaction is expected to be immediately accretive to Renasant’s estimated earnings per share with the estimated tangible book value dilution being earned back in less than two years;

•	the effect on Heritage’s customers and the communities served by Heritage;

•	the continued representation of certain of Heritage’s management on the management team of the combined entity and the presence of a representative of Heritage on the board of directors of the combined entity;

•	the complementary nature of the capital and balance sheet structures, business strategies, customers, cultures and geographic markets of the two companies, which, along with Renasant’s acquisition experience, Heritage’s management believed should provide the opportunity to mitigate integration risks and increase potential returns; including, in particular, that:

•	the geographic scope of the two companies contains relatively little overlap, enabling them both to expand their businesses and for Heritage to preserve retail jobs;

•	the nature of the capital structures, business strategies, customers and markets of the two companies would enable Heritage to achieve business goals it would have independently attempted to pursue in connection with its strategic plan; and

•	the similarities in the two companies’ operating model and culture, and Renasant’s commitment to supporting the local communities it serves as exemplified by its “Satisfactory” Community Reinvestment Act examination rating for many years;

•	the nature of the proposal, the absence of any actionable proposals by other third parties (other than noted above with respect to Company A) and the fact that, in a consolidating industry, institutions with an interest in merging with another institution typically make that interest known;

•	the previous experience of the board of directors of Heritage exploring a potential merger with a third party prior to entering into negotiations with Renasant;

•	the ability of Renasant to complete a merger transaction from a financial and regulatory perspective;

•	the financial presentation, dated December 9, 2014, of KBW to the Heritage board of directors and the opinion, dated December 9, 2014, of KBW to the Heritage board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Heritage common stock of the exchange ratio in the merger, as more fully described below under “Opinion of Heritage’s Financial Advisor;” and

•	its review with Alston & Bird LLP of the terms of the merger agreement, including the fixed exchange ratio, expected tax treatment of the merger as a “reorganization” for U.S. federal income tax purposes, deal protection provisions and the termination fee provisions.

The Heritage board of directors also considered a variety of risks and other factors associated with the merger agreement and the merger to Heritage and its stockholders, which it determined did not outweigh the expected benefits of the merger agreement and the merger, including the following (not in any relative order of importance):

•	the fact that, because the merger consideration is a fixed exchange ratio of shares of Renasant common stock to Heritage common stock, Heritage stockholders could be adversely affected by a decrease in the trading price of Renasant common stock during the pendency of the merger;

•	the fact that, while Heritage expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the transaction will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•	the restrictions imposed by the merger agreement on the conduct of Heritage’s business prior to the consummation of the merger;

•	the fact that the merger agreement contains provisions that limit Heritage’s ability to actively solicit or pursue alternatives to the merger;

•	the fact that certain of Heritage’s directors and executive officers may ultimately have interests in the transactions that may be different from, or in addition to, those of other Heritage stockholders;

•	the fact that Heritage stockholders would not be entitled to dissenters’ rights in connection with the merger; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the Heritage board of directors is not intended to be exhaustive, but it includes the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the merger, the Heritage board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Heritage board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Heritage board of directors based its recommendation on the totality of the information presented.

It should be noted that this explanation of the reasoning of Heritage’s board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements.”

The Heritage board of directors unanimously recommends that Heritage stockholders vote “FOR” approval and adoption of the merger agreement and approval of the transactions contemplated by the merger agreement, including the merger.

Renasant’s Reasons for the Merger; Recommendation of the Renasant Board of Directors

In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its stockholders approve the Renasant merger proposal, the Renasant board of directors consulted with Renasant management, as well as Raymond James and Phelps Dunbar, and considered a number of factors, including the following material factors:

•	each of Renasant’s and Heritage’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the Renasant board of directors considered that the merger (1) will expand Renasant’s business into new demographically attractive markets such as Auburn, Alabama, and Gainesville, Florida, as well as enhance its presence in the metro markets of Birmingham, Alabama, and Atlanta, Georgia, with minimal existing overlap; (2) will increase Renasant’s core deposit base, an important funding source; (3) will provide Renasant with an experienced management team and quality bank branches in Alabama, Georgia and Florida; and (4) will provide Renasant with the opportunity to sell Renasant’s broad array of products to Heritage’s client base, thereby increasing non-interest income through enhanced fee-based services;

•	its understanding of the current and prospective environment in which Renasant and Heritage operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on Renasant both with and without the proposed transaction;

•	management’s expectations regarding cost synergies, accretion, dilution and internal rate of return that will ultimately be to the benefit of the combined company’s stockholders, including the expectations that:

•	Renasant will realize cost savings of 20%, or approximately $15.8 million, on a pre-tax basis, with 75% of such savings realized in 2015 and 100% fully realized in 2016 and thereafter;

•	the transaction will be immediately accretive to earnings in 2015 (excluding the impact of one-time merger-related expenses) and double-digit accretive in 2016 when cost synergies are expected to be fully phased in;

•	tangible book value dilution will be earned back in less than two years; and

•	the transaction will have an internal rate of return of approximately 20%;

•	its review and discussions with Renasant’s management concerning the due diligence examination of Heritage;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•	management’s expectation that Renasant will retain its strong capital position upon completion of the transaction, with regulatory capital ratios exceeding “well-capitalized” requirements and a tangible common equity ratio of approximately 6.8% after restructuring charges;

•	the written opinion of Raymond James, Renasant’s financial advisor, dated as of December 10, 2014, delivered to the Renasant board of directors to the effect that, as of that date, and subject to and based on the various assumptions and qualifications set forth in the opinion, the merger consideration under the merger agreement was fair, from a financial point of view, to Renasant;

•	the financial analyses and presentations provided by Raymond James to the Renasant board, including the presentation and analyses underlying Raymond James’ fairness opinion;

•	the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with Raymond James and Phelps Dunbar;

•	the regulatory and other approvals required in connection with the merger and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

In its deliberations, Renasant’s board of directors also considered a variety of risks associated with the merger agreement and the merger, including the following (not in any relative order of importance):

•	the risk that potential benefits and cost synergies and other savings sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of Heritage’s business, operations and workforce with those of Renasant;

•	the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the information and factors considered by the Renasant board of directors is not intended to be exhaustive, but includes the material factors considered by the Renasant board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Renasant board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Renasant board of directors considered all these factors as a whole, including discussions with, and questioning of, Renasant’s management and Renasant’s financial advisor and outside legal counsel, and overall considered the factors to be favorable to, and to support, its determination.

It should be noted that this discussion of the information and factors considered by the Renasant board of directors in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Special Note Regarding Forward-Looking Statements.”

For the reasons set forth above, the Renasant board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Renasant and its stockholders and adopted and approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Renasant board of directors unanimously recommends that you vote “FOR” the Renasant merger proposal and “FOR” the Renasant adjournment proposal.

Opinion of Heritage’s Financial Advisor

Heritage engaged Keefe, Bruyette & Woods, Inc., which we refer to as KBW, to render financial advisory and investment banking services to Heritage, including an opinion to the Heritage board of directors as to the fairness, from a financial point of view, to the holders of Heritage common stock of the exchange ratio in the proposed merger of Heritage with and into Renasant. Heritage selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended telephonically the meeting of the Heritage board held on December 9, 2014, at which the Heritage board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Heritage board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Heritage common stock.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Heritage board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the exchange ratio in the merger to the holders of Heritage common stock. It did not address the underlying business decision of Heritage to engage in the merger or enter into the merger agreement or constitute a recommendation to the Heritage board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Heritage common stock or any stockholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation on whether or not any such stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Heritage and Renasant and the merger, including, among other things:

•	a draft dated December 9, 2014 of the merger agreement (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of Heritage;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of Renasant;

•	the unaudited financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of Heritage;

•	the unaudited financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of Renasant;

•	certain other interim reports and other communications of Heritage and Renasant to their respective stockholders; and

•	other financial information concerning the businesses and operations of Heritage and Renasant furnished to KBW by Heritage and Renasant or which KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among other things, the following:

•	the historical and current financial position and results of operations of Heritage and Renasant;

•	the assets and liabilities of Heritage and Renasant;

•	the nature and terms of certain other merger transactions and business combinations in the banking industry;

•	a comparison of certain financial and stock market information of Heritage and Renasant with similar information for certain other companies the securities of which were publicly traded;

•	financial and operating forecasts and projections of Heritage (which information reflected the estimated pro forma impact of Heritage’s pending publicly announced acquisition of a branch from The PrivateBank and Trust Company, referred to in this section as the PrivateBank Acquisition) that were prepared by, and provided to KBW and discussed with KBW by, Heritage management and that were used and relied upon by KBW at the direction of such management with the consent of the Heritage board of directors;

•	publicly available consensus “street estimates” of Renasant for 2014 through 2016 that were discussed with KBW by Renasant management and used and relied upon by KBW at the direction of such management with the consent of the Heritage board of directors; and

•	estimates regarding certain pro forma financial effects of the merger on Renasant (including, without limitation, the cost savings and related expenses expected to result from the merger), that were prepared by Renasant management, and provided to KBW and discussed with KBW by such management, and used and relied upon by KBW at the direction of such management with the consent of the Heritage board of directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also held discussions with senior management of Heritage and Renasant regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters that KBW deemed relevant to its inquiry. KBW was not requested to, and did not, assist Heritage with soliciting indications of interest from third parties other than Renasant regarding a potential transaction with Heritage.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon management of Heritage as to the reasonableness and achievability of the financial and operating forecasts and projections of Heritage (and the assumptions and bases therefor) that were prepared by, and provided to KBW and discussed with KBW by, such management, and KBW assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management.

KBW further relied, with the consent of Heritage, upon Renasant management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Renasant referred to above that KBW was directed by such management to use as well as the estimates regarding certain pro forma financial effects of the merger on Renasant (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result from the merger) that were prepared by and provided to KBW by such management, all of which information was discussed with KBW by such management. KBW assumed, with the consent of Heritage, that all such information was consistent with (in the case of the Renasant “street estimates” referred to above), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of Renasant management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated. KBW expressed no view or opinion as to the PrivateBank Acquisition (or any terms, aspects or implications thereof) and assumed, with the consent of Heritage, that the PrivateBank Acquisition would be consummated as described to KBW by Heritage management in the fourth quarter of 2014.

It is understood that the forecasts, projections and estimates of Heritage and Renasant provided to KBW were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus “street estimates” of Renasant referred to above, were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. KBW assumed, based on discussions with the respective managements of Heritage and Renasant, that such forecasts, projections and estimates of Heritage and Renasant referred to above, provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Heritage or Renasant since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan losses and KBW assumed, without independent verification and with Heritage’s consent, that the aggregate allowances for loan losses for Heritage and Renasant were adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Heritage or Renasant, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Heritage or Renasant under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•	that the merger would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed) with no adjustments to the exchange ratio or additional forms of consideration;

•	that any related transactions (including the merger of HeritageBank with Renasant Bank and the PrivateBank Acquisition) would be completed substantially in accordance with the terms set forth in or as contemplated by the merger agreement or as otherwise described to KBW by representatives of Heritage;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;

•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•	that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transaction and that all conditions to the completion of the merger and any related transaction would be satisfied without any waivers or modifications to the merger agreement; and

•	that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Heritage, Renasant or the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW assumed that the merger would be consummated in a manner that complied with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW further assumed that Heritage relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Heritage, Renasant, the merger, any related transaction (including the merger of HeritageBank with Renasant Bank and the PrivateBank Acquisition), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the exchange ratio in the merger to the holders of Heritage common stock. KBW expressed no view or opinion as to any other terms or aspects of the merger or any related transaction (including the merger of HeritageBank with Renasant Bank and the PrivateBank Acquisition), including without limitation, the form or structure of the merger or any related transaction, any consequences of the merger to Heritage, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Heritage to engage in the merger or enter into the merger agreement;

•	the relative merits of the merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Heritage or the Heritage board of directors;

•	the fairness of the amount or nature of any compensation to any of Heritage’s officers directors or employees, or any class of such persons, relative to any compensation to the holders of Heritage common stock;

•	the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Heritage, other than the Heritage common stock (solely with respect to the exchange ratio, as set forth in KBW’s opinion, and not relative to the consideration to be received by any other class of Heritage securities), or any class of securities of Renasant, or any other party to any transaction contemplated by the merger agreement;

•	the actual value of the Renasant common stock to be issued in the merger;

•	the prices, trading range or volume at which Heritage common stock or Renasant common stock would trade following the public announcement of the merger or the prices, trading range or volume at which Renasant common stock would trade following consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or

•	any legal, regulatory, accounting, tax or similar matters relating to Heritage, Renasant, their respective stockholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the merger of HeritageBank with Renasant Bank and the PrivateBank Acquisition), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Heritage and Renasant. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the Heritage board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Heritage board of directors with respect to the fairness of the exchange ratio. The type and amount of consideration payable in the merger were determined through negotiation between Heritage and Renasant and the decision to enter into the merger agreement was solely that of the Heritage board of directors.

The following is a summary of the material financial analyses presented by KBW to the Heritage board of directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Heritage board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. For purposes of the financial analyses described below, KBW utilized an implied transaction value for the proposed merger of $27.58 per share of Heritage common stock based on the 0.9266x exchange ratio in the merger and the closing price of Renasant common stock on December 9, 2014. In addition to the financial analyses described below, KBW reviewed with the Heritage board of directors for informational purposes, among other things, implied transaction statistics for the proposed merger of 24.0x, 14.9x and 12.6x Heritage’s estimated 2014, 2015 and 2016 earnings per share, or EPS, respectively, using consensus “street estimates” for Heritage and based on the implied transaction value for the proposed merger of $27.58 per share of Heritage common stock.

Selected Companies Analyses. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Heritage to the following 15 selected banks and thrifts headquartered in Alabama, Florida, Georgia, South Carolina and Tennessee that were traded on Nasdaq, the New York Stock Exchange or NYSE MKT with total assets between $1.0 billion and $4.0 billion:

Ameris Bancorp	C1 Financial, Inc.

ServisFirst Bancshares, Inc.	Colony Bankcorp, Inc.

CenterState Banks, Inc.	Palmetto Bancshares, Inc.

Fidelity Southern Corporation	Carolina Financial Corporation

State Bank Financial Corporation	First Security Group, Inc.

Capital City Bank Group, Inc.	Charter Financial Corporation

Seacoast Banking Corporation of Florida	Southern First Bancshares, Inc.

Stonegate Bank

To perform this analysis, KBW used most recent quarter (“MRQ”) profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the latest 12 months (“LTM”) ended, September 30, 2014 and market price information as of December 9, 2014. KBW also used 2014, 2015 and 2016 EPS estimates of Heritage and the selected companies taken from consensus “street estimates.” Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Heritage’s historical financial statements, or the data prepared by Raymond James presented under the section “The Merger—Opinion of Renasant’s Financial Advisor,” as a result of the different assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Heritage and the selected companies:

	HBOS	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (1)	0.86%	0.57%	0.75%	0.85%	1.05%
MRQ Core Return on Average Equity (1)	9.60%	5.22%	7.70%	8.09%	10.42%
MRQ Net Interest Margin	4.84%	3.52%	3.69%	3.88%	4.01%
MRQ Efficiency Ratio	74.2%	62.5%	69.2%	69.7%	78.1%

(1)	Core income excludes extraordinary items, non-recurring items and gains / (losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Heritage and the selected companies:

	HBOS (1)	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	7.62%	8.38%	8.93%	10.36%	10.94%
Leverage Ratio	9.23%	9.79%	10.75%	11.40%	11.66%
Total Capital Ratio	12.00%	13.49%	15.45%	16.75%	17.92%
Loans / Deposits (2)	87.1%	79.2%	86.3%	85.9%	91.6%
Loan Loss Reserve / Gross Loans	0.81%	1.42%	1.28%	1.26%	1.13%
Nonperforming Assets / Loans + OREO (3)	1.32%	4.37%	2.53%	3.19%	1.82%
LTM Net Charge-Offs / Average Loans	0.04%	0.34%	0.15%	0.19%	(0.02%)

(1)	Reflects capital and balance sheet data of Heritage pro forma for the PrivateBank Acquisition provided to KBW by Heritage management.
(2)	Includes loans held for investment and loans held for sale.
(3)	Asset quality ratios adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Heritage and, to the extent publicly available, the selected companies (excluding the impact of the LTM and 2014 EPS multiples for selected companies considered to be not meaningful because they were either negative or greater than 30.0x):

	HBOS		Selected Companies
			25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	17.1%		8.5%		13.5%		19.0%		25.9%
One-Year Total Return	18.8%		9.1%		13.5%		19.7%		26.7%
Stock Price / Book Value per Share(1)	124.6%		121.1%		135.6%		140.5%		158.7%
Stock Price / Tangible Book Value per Share(1)	140.1%		129.2%		145.9%		150.2%		161.1%
Stock Price / LTM EPS	19.4	x	14.2	x	17.5	x	19.2	x	25.4	x
Stock Price / 2014 EPS	18.9	x	14.8	x	19.5	x	19.8	x	24.2	x
Stock Price / 2015 EPS	11.7	x	13.3	x	15.6	x	16.5	x	19.8	x
Stock Price / 2016 EPS	10.0	x	11.7	x	12.2	x	13.4	x	16.2	x
Dividend Yield(2)	1.3%		0.0%		0.6%		0.7%		1.0%
Dividend Payout(3)	26.9%		0.0%		11.8%		15.4%		16.7%

(1)	Reflects book value and tangible book value data of Heritage pro forma for the PrivateBank Acquisition provided to KBW by Heritage management.
(2)	MRQ dividend annualized as a percentage of stock price.
(3)	MRQ dividend annualized as a percentage of annualized MRQ EPS.

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Renasant to the following 12 selected banks and thrifts headquartered in the Southeast (defined as Alabama, Arkansas, Florida, Georgia, Kentucky, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia) that were traded on Nasdaq, the New York Stock Exchange or NYSE MKT with total assets between $4.0 billion and $8.0 billion:

South State Corporation	WesBanco, Inc.

United Community Banks, Inc.	FCB Financial Holdings, Inc.

Home BancShares, Inc.	Pinnacle Financial Partners, Inc.

Union Bankshares Corporation	TowneBank

Capital Bank Financial Corp.	Simmons First National Corporation

Bank of the Ozarks, Inc.	Yadkin Financial Corporation

To perform this analysis, KBW used MRQ profitability data and other financial information as of, or for the fiscal quarter or, where indicated, the latest 12 months ended September 30, 2014 and market price information as of December 9, 2014. KBW also used 2014, 2015 and 2016 EPS estimates of Renasant and the selected companies taken from consensus “street estimates.” Certain financial data prepared by KBW, as referenced in the tables presented below, may not correspond to the data presented in Renasant’s historical financial statements, or the data prepared by Raymond James presented under the section “The Merger—Opinion of Renasant’s Financial Advisor,” as a result of the different assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance for Renasant and the selected companies:

	RNST	Selected Companies
		25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (1)	1.05%	0.92%	1.07%	1.14%	1.22%
MRQ Core Return on Average Equity (1)	8.70%	7.80%	9.15%	9.00%	9.83%
MRQ Net Interest Margin	4.15%	3.59%	4.16%	4.21%	4.66%
MRQ Efficiency Ratio	61.4%	56.1%	59.7%	57.9%	63.6%

(1)	Core income excludes extraordinary items, non-recurring items and gains / (losses) on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Renasant and the selected companies:

	RNST	Selected Companies
		25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	7.37%	8.16%	9.26%	9.74%	10.27%
Leverage Ratio	9.31%	9.34%	10.13%	10.71%	11.61%
Total Capital Ratio	13.43%	13.37%	13.78%	14.40%	14.25%
Loans / Deposits (1)	83.7%	85.7%	89.5%	87.3%	92.6%
Loan Loss Reserve / Gross Loans	1.12%	1.10%	1.03%	0.97%	0.71%
Nonperforming Assets / Loans + OREO (2)	2.04%	2.24%	1.55%	1.64%	1.22%
LTM Net Charge-Offs / Average Loans	0.22%	0.20%	0.16%	0.18%	0.13%

(1)	Includes loans held for investment and loans held for sale.
(2)	Asset quality ratios adjusted to exclude loans and OREO covered by FDIC loss share agreements; nonperforming assets include nonaccrual loans, restructured loans and OREO.

In addition, KBW’s analysis showed the following concerning the market performance of Renasant and, to the extent publicly available, the selected companies (excluding the impact of the LTM EPS multiple for one of the selected companies considered to be not meaningful because it was greater than 30.0x):

	RNST		Selected Companies
			25th Percentile		Median		Average		75th Percentile
One-Year Stock Price Change	(0.2%)		1.7%		9.4%		9.3%		14.3%
One-Year Total Return	2.2%		4.2%		9.4%		10.7%		16.3%
Stock Price / Book Value per Share	134.0%		116.9%		140.7%		158.9%		165.3%
Stock Price / Tangible Book Value per Share	233.5%		150.0%		189.6%		214.9%		258.6%
Stock Price / LTM EPS	17.0	x	18.1	x	21.3	x	20.8	x	24.5	x
Stock Price / 2014 EPS	15.8	x	17.3	x	19.2	x	20.8	x	25.3	x
Stock Price / 2015 EPS	14.3	x	13.7	x	14.9	x	15.5	x	16.5	x
Stock Price / 2016 EPS	13.1	x	12.2	x	13.5	x	13.9	x	14.9	x
Dividend Yield (1)	2.3%		0.5%		1.3%		1.3%		2.2%
Dividend Payout (2)	34.7%		7.8%		25.3%		21.8%		33.1%

(1)	MRQ dividend annualized as a percentage of stock price.
(2)	MRQ dividend annualized as a percentage of annualized MRQ EPS.

No company used as a comparison in the above selected companies analyses is identical to Heritage or Renasant. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Select Transactions Analysis. KBW reviewed publicly available information related to 19 selected bank and thrift transactions announced after January 1, 2013 with transaction values between $100 million and $500 million with acquirors that were traded on Nasdaq, the New York Stock Exchange or NYSE MKT and targets headquartered in the Southeast. Terminated transactions, mergers of equals and acquisitions of targets in bankruptcy were excluded from the selected transactions. The selected transactions included in the group were:

Acquiror:	Acquired Company:
IBERIABANK Corporation	Georgia Commerce Bancshares, Inc.

BNC Bancorp	Valley Financial Corporation

IBERIABANK Corporation	Old Florida Bancshares, Inc.

BB&T Corporation	Bank of Kentucky Financial Corporation

TowneBank	Franklin Financial Corporation

Eagle Bancorp, Inc.	Virginia Heritage Bank

Valley National Bancorp	1st United Bancorp, Inc.

Simmons First National Corporation	Community First Bancshares, Inc.

Bank of the Ozarks, Inc.	Summit Bancorp, Inc.

CenterState Banks, Inc.	First Southern Bancorp, Inc.

Yadkin Financial Corporation	VantageSouth Bancshares, Inc.

IBERIABANK Corporation	Teche Holding Company

BancorpSouth, Inc.	Ouachita Bancshares Corp.

First Federal Bancshares of Arkansas, Inc.	First National Security Company

Home BancShares, Inc.	Liberty Bancshares, Inc.

Union First Market Bankshares	StellarOne Corporation

SCBT Financial Corporation	First Financial Holdings, Inc.

Renasant Corporation	First M&F Corporation

United Bankshares, Inc.	Virginia Commerce Bancorp, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value per common share paid for the acquired company and the latest publicly available financial statements for the acquired company available prior to the announcement of the acquisition:

•	Price to tangible book value per share of the acquired company;

•	Tangible equity premium to core deposits (total deposits less time deposits greater than $100,000), referred to as core deposit premium; and

•	Price to LTM EPS of the acquired company.

KBW also reviewed the price per common share paid for the acquired company for each selected transaction in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the acquisition (expressed as a percentage and referred to as the one-day market premium). The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied transaction value for the proposed merger of $27.58 per share of Heritage common stock and using financial information for Heritage as of September 30, 2014 (pro forma for the PrivateBank Acquisition as provided by Heritage management in the case of capital and balance sheet data of Heritage) and the closing price of Heritage common stock on December 9, 2014.

The results of the analysis (excluding the impact of the LTM EPS multiples for selected transactions considered to be not meaningful because they were either negative or greater than 30.0x) are set forth in the following table:

	HBOS (1)		Selected Companies
			25th Percentile		Median		Average		75th Percentile
Price / Tangible Book Value per Share	178%		140%		177%		167%		188%
Core Deposit Premium	12.3%		5.6%		8.0%		8.7%		11.8%
Price / LTM EPS	24.6	x	13.2	x	15.9	x	16.6	x	18.9	x
One-Day Market Premium	27.1%		12.8%		20.3%		24.8%		33.1%

(1)	Reflects balance sheet data of Heritage pro forma for the PrivateBank Acquisition provided to KBW by Heritage management.

No company or transaction used as a comparison in the above selected transaction analysis is identical to Heritage or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis. KBW analyzed the relative standalone contribution of Renasant and Heritage (pro forma for the PrivateBank Acquisition) to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis excluded purchase accounting adjustments. To perform this analysis, KBW used (i) balance sheet data for Renasant and Heritage (pro forma for the PrivateBank Acquisition as provided by Heritage management) as of September 30, 2014, (ii) net income consensus “street estimates” for Renasant and net income estimates for Heritage provided by Heritage management and (iii) market price data as of December 9, 2014. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Renasant and Heritage respective stockholders in the combined company based on the 0.9266x exchange ratio in the proposed merger:

	RNST as a % of Total	HBOS as a % of Total
Balance Sheet:
Assets	75.3%	24.7%
Gross Loans	78.2%	21.8%
Deposits	78.9%	21.1%
Equity	81.4%	18.6%
Tangible Common Equity	73.9%	26.1%

Net Income to Common:
LTM GAAP Net Income	86.7%	13.3%
2015 Estimated GAAP Net Income	78.9%	21.1%
2016 Estimated GAAP Net Income	77.7%	22.3%

Market Capitalization:
Current Market Capitalization	82.5%	17.5%

Ownership:
100% stock at 0.9266x exchange ratio	78.8%	21.2%

Pro Forma Financial Impact Analysis. KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Renasant and Heritage. Using closing balance sheet estimates as of June 30, 2015 for Renasant and Heritage (pro forma for the PrivateBank Acquisition) provided by Renasant management, net income consensus “street estimates” for Renasant, net income estimates for Heritage provided by Renasant management and pro forma assumptions (including certain purchase accounting adjustments, cost savings and related expenses) provided by Renasant management, KBW analyzed the potential financial impact of the merger on certain projected financial results of Renasant. This analysis indicated the merger could be accretive to Renasant’s 2015 estimated EPS, accretive to Renasant’s 2016 estimated EPS, accretive to Renasant’s estimated book value per share as of June 30, 2015 and dilutive to Renasant’s estimated tangible book value per share as of June 30, 2015. Furthermore, the analysis indicated that, pro forma for the proposed merger, each of Renasant’s tangible common equity to tangible assets ratio, Leverage Ratio, Tier 1 Common Ratio, Tier 1 Risk-Based Capital Ratio and Total Risk-Based Capital Ratio as of June 30, 2015 could be lower. For all of the above, the actual results achieved by Renasant following the merger may vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range for the implied equity value of Heritage (pro forma for the PrivateBank Acquisition). In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Heritage (pro forma for the PrivateBank Acquisition) prepared, and provided to KBW, by Heritage management, and assumed discount rates ranging from 12.0% to 17.0%. The ranges of values were derived by adding (i) the present value of the estimated free cash flows that Heritage could generate over the period from Q4 2014 to 2018 as a standalone company, and (ii) the present value of Heritage’s implied terminal value at the end of such period. KBW assumed that Heritage would maintain a tangible common equity to tangible assets ratio of 8.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Heritage, KBW applied a range of 11.0x to 16.0x estimated 2019 earnings. This discounted cash flow analysis resulted in a range of implied values per share of Heritage common stock of approximately $19.07 per share to $31.96 per share.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of Heritage.

Miscellaneous. KBW acted as financial advisor to Heritage in connection with the proposed merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of KBW’s business as a broker-dealer and further to existing sales and trading relationships between KBW and its affiliates and each of Heritage and Renasant, KBW and its affiliates from time to time purchased securities from, and sold securities to, Heritage and Renasant. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Heritage and Renasant for its own account and for the accounts of its customers.

Pursuant to the KBW engagement agreement, Heritage agreed to pay KBW a total cash fee equal to 0.70% of the aggregate merger consideration, $250,000 of which became payable to KBW upon the rendering of its opinion and the balance of which is contingent upon the consummation of the merger. Heritage also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to Heritage and received compensation for such services. KBW served as financial advisor to Heritage in connection with its acquisition of Frontier Bank in March 2013. In the past two years, KBW has provided investment banking and financial advisory services to Renasant but has not received compensation for such services. Those have included services provided by KBW to Renasant prior to its engagement as Heritage’s financial advisor in connection with Renasant’s preliminary consideration of potential business combinations with a number of different entities, including Heritage. KBW may in the future provide investment banking and financial advisory services to Heritage or Renasant and receive compensation for such services.

Opinion of Renasant’s Financial Advisor

Renasant retained Raymond James as its financial advisor on November 14, 2014. Pursuant to that engagement, Renasant’s board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to Renasant of the merger consideration to be paid by Renasant pursuant to the merger agreement. In selecting Raymond James as its financial advisor, Renasant’s board of directors considered, among other things, Raymond James’s reputation as a nationally recognized investment banking, financial advisory and securities firm with substantial experience advising companies in the financial services industry. Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with business combinations, public offerings, private placements and similar transactions.

At the December 10, 2014 meeting of Renasant’s board of directors, Raymond James rendered its oral opinion (subsequently confirmed in writing) as to the fairness, as of December 10, 2014, from a financial point of view, to Renasant of the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion.

The full text of the written opinion of Raymond James, which describes the various qualifications, assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Raymond James’s opinion was approved by the opinion committee of Raymond James in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority. The following summary of the opinion of Raymond James is qualified in its entirety by reference to the full text of such written opinion. Stockholders are urged to read this opinion carefully and in its entirety in connection with their consideration of any merger proposal.

Raymond James provided its opinion for the information of Renasant’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addressed whether the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement was fair, from a financial point of view, to Renasant. The opinion of Raymond James does not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the board or to any holder of Renasant common stock as to how the board, such stockholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of Renasant’s common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of Renasant at that time.

In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated December 8, 2014;

•	reviewed certain information related to the historical, current and future operations, financial condition and prospects of Heritage made available to Raymond James by Renasant, including, but not limited to, financial projections prepared by Heritage and as adjusted by the management of Renasant relating to Heritage for the periods ending December 31, 2019 as approved for Raymond James’s use by Renasant (the “Projections”);

•	reviewed Heritage’s recent public filings and certain other publicly available information regarding Heritage;

•	reviewed financial, operating and other information regarding Heritage and the industry in which it operates;

•	reviewed the financial and operating performance of Heritage and those of other selected public companies that Raymond James deemed to be relevant;

•	considered the publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•	reviewed the current and historical market prices for the common shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate; and

•	discussed with members of the senior management of Renasant and Heritage certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry.

With Renasant’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of Renasant, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of Heritage. Raymond James is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, Raymond James assumed that such allowances for losses are in the aggregate adequate to cover such losses. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft agreement reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the merger, Renasant, or Heritage that would be material to its analysis or opinion.

The Projections prepared by Heritage’s management and as adjusted by management of Renasant that were made available to Raymond James by Renasant were not prepared with a view toward public disclosure or compliance with the guidelines of the SEC or the American Institute of Certified Public Accountants. The Projections were based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Therefore, actual results could vary significantly from those set forth in the Projections. With respect to the Projections, as well as any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with Renasant’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of Renasant. Raymond James relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof. Raymond James relied upon Renasant to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based.

Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, to Renasant of the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement. Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of Renasant’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of Renasant, on the fact that Renasant was assisted by legal, accounting and tax advisors, and, with the consent of Renasant, relied upon and assumed the accuracy and completeness of the assessments by Renasant and its advisors, as to all legal, accounting and tax matters with respect to Renasant and the merger.

In formulating its opinion, Raymond James considered only the merger consideration to be paid by Renasant, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Heritage, or such class of persons, in connection with the merger whether relative to the merger consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of Renasant, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion, or (2) the fairness of the merger to any one class or group of Renasant’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Renasant’s or such other party’s security holders or other constituents. Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of Renasant or the ability of Renasant to pay its obligations when they come due.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Raymond James with the Renasant board of directors on December 10, 2014, which analyses were considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to Renasant, Heritage or the contemplated merger.

Selected Companies Analysis. Raymond James analyzed the relative valuation multiples of 18 publicly-traded depository institutions that it deemed relevant, including:

• Access National Corporation	• Monarch Financial Holdings, Inc.
• American National Bankshares Inc.	• NewBridge Bancorp
• C&F Financial Corporation	• Park Sterling Corporation
• Charter Financial Corporation	• Peoples Bancorp of North Carolina, Inc.
• Community Bankers Trust Corporation	• Square 1 Financial, Inc.
• First Bancshares, Inc.	• State Bank Financial Corporation
• First Community Bancshares, Inc.	• Stonegate Bank
• First Security Group, Inc.	• Southern First Bancshares, Inc.
• Middleburg Financial Corporation	• WashingtonFirst Bankshares, Inc.

Raymond James calculated various valuation multiples for each company, including (1) market value (including, if available, the in-the-money value of stock options, if any) compared to tangible common equity, for the most recent period ended September 30, 2014; (2) market value (including, if available, the in-the-money value of stock options, if any) compared to core earnings, for the most recent twelve month period ended September 30, 2014, referred to as “LTM”; and (3) market value (including, if available, the in-the-money value of stock options, if any) compared to Wall Street Analysts’ 2015 consensus earnings estimates. Raymond James reviewed the mean, median, lower (25th percentile) quartile and upper (75th percentile) quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for Heritage as of December 8, 2014 and implied by the merger consideration. The results of the selected public companies analysis are summarized below:

	Price / Tangible Book Value	Price / LTM Core Earnings	Price / LTM Pro Forma Core Earnings (1)	Price / 2015E Earnings
25th Percentile	129%	12.9x	12.9x	12.3x
Mean	144%	17.1x	17.1x	13.8x
Median	138%	13.9x	13.9x	14.2x
75th Percentile	157%	19.9x	19.9x	14.7x

Heritage as of December 8, 2014	141%	19.4x	16.1x	12.0x
Merger Consideration	175%	24.6x	20.5x	15.3x

(1)	Heritage LTM pro forma core earnings takes into account previously announced or closed acquisitions not reflected in reported LTM figures

Furthermore, Raymond James applied the mean, median, lower quartile and upper quartile valuation multiples for each of the metrics to Heritage’s actual, pro forma, and projected financial results and determined the implied equity price per share of Heritage common stock and then compared those implied equity values per share to the trading value of Heritage as of December 8, 2014 and to the merger consideration of $27.00 per share. The results of this analysis are summarized below:

	Price / Tangible Book Value	Price / LTM Core Earnings	Price / LTM Pro Forma Core Earnings (1)	Price / 2015E Earnings
25th Percentile	$20.16	$14.67	$17.47	$21.96
Mean	$22.38	$19.04	$22.73	$24.52
Median	$21.42	$15.66	$18.66	$25.17
75th Percentile	$24.32	$21.98	$26.27	$26.00

Heritage as of December 8, 2014	$21.42	$21.42	$21.42	$21.42
Merger Consideration	$27.00	$27.00	$27.00	$27.00

(1)	Heritage LTM pro forma core earnings takes into account previously announced or closed acquisitions not reflected in reported LTM figures

Selected Transaction Analysis—National. Raymond James analyzed publicly available information relating to 16 selected acquisitions of depository institutions announced since January 1, 2014 in which the transaction values were between $150 million and $500 million and in which the sellers had LTM return on average assets (“ROAAs”) between 0.00% and 1.50% and ratio of non-performing assets (“NPAs”) to assets of less than 4.00%. Raymond James prepared a summary of the aggregate price to tangible book value, aggregate price to LTM core earnings, premium to core deposit multiples, and 1-day trading premiums paid in these transactions. The selected transactions used in the analysis included (buyer / seller):

• IBERIABANK Corporation / Georgia Commerce Bancshares, Inc.	• Valley National Bancorp / 1st United Bancorp, Inc.
• S&T Bancorp, Inc. / Integrity Bancshares, Inc.	• Simmons First National Corporation / Community First Bancshares, Inc.
• WesBanco, Inc. / ESB Financial Corporation	• Southside Bancshares, Inc. / OmniAmerican Bancorp, Inc.
• IBERIABANK Corporation / Old Florida Bancshares, Inc.	• Bank of the Ozarks, Inc. / Summit Bancorp, Inc.
• BB&T Corporation / Bank of Kentucky Financial Corporation	• BancorpSouth, Inc. / Central Community Corporation
• Bank of the Ozarks, Inc. / Intervest Bancshares Corporation	• TriCo Bancshares / North Valley Bancorp
• Eagle Bancorp, Inc. / Virginia Heritage Bank	• IBERIABANK Corporation / Teche Holding Company
• Simmons First National Corporation / Liberty Bancshares, Inc.	• Old National Bancorp / United Bancorp, Inc.

Raymond James examined valuation multiples of the aggregate transaction value (including, if available, the value of options, if any) compared to the target companies’ tangible common equity and core earnings, in each case for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James also examined the premium of the aggregate transaction value over tangible common equity as a percentage of core deposits. Finally, Raymond James examined the premium paid when comparing the per share deal price to the target companies’ per share market value one day prior to announcement for transactions involving publicly-traded targets. Raymond James reviewed the mean, median, lower quartile and upper quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Heritage implied by the merger consideration. Furthermore, Raymond James applied the mean, median, lower quartile and upper quartile relative valuation multiples to Heritage’s actual results to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $27.00 per share. The results of the selected transactions analysis are summarized below:

	Deal Value / Tangible Book Value		Implied Equity Value Per Share
25th Percentile	184%		$28.23
Mean	194%		$29.79
Median	199%		$30.46
75th Percentile	213%		$32.56

Merger Consideration	175%		$27.00

	Deal Value / LTM Core Earnings		Implied Equity Value Per Share
25th Percentile	15.0	x	$16.80
Mean	19.8	x	$21.95
Median	17.8	x	$19.78
75th Percentile	21.6	x	$23.81

Merger Consideration	24.6	x	$27.00

	Deal Value / LTM Pro Forma Core Earnings (1)		Implied Equity Value Per Share
25th Percentile	15.0	x	$20.03
Mean	19.8	x	$26.23
Median	17.8	x	$23.62
75th Percentile	21.6	x	$28.47

Merger Consideration	20.5	x	$27.00

	Transaction Premium / Core Deposits		Implied Equity Value Per Share
25th Percentile	11.5%		$27.61
Mean	13.1%		$29.31
Median	13.1%		$29.25
75th Percentile	14.7%		$31.00

Merger Consideration	10.9%		$27.00

	1-Day Premium Paid		Implied Equity Value Per Share
25th Percentile	31.2%		$28.09
Mean	43.6%		$30.76
Median	33.9%		$28.68
75th Percentile	49.1%		$31.94

Merger Consideration	26.1%		$27.00

(1)	Heritage LTM pro forma core earnings takes into account previously announced or closed acquisitions not reflected in reported LTM figures

Selected Transaction Analysis—Regional. Raymond James analyzed publicly available information relating to 11 selected acquisitions of depository institutions headquartered in the southeast (WV, VA, NC, SC, TN, AR, MS, AL, GA, FL) announced since January 1, 2014 in which the transaction values were between $75 million and $500 million and in which the sellers had LTM ROAAs between 0.00% and 1.50% and ratio of NPAs to assets of less than 4.00%. Raymond James prepared a summary of the aggregate price to tangible book value, aggregate price to LTM core earnings, premium to core deposit multiples, and 1-day trading premiums paid in these transactions. The selected transactions used in the analysis included (buyer / seller):

•	IBERIABANK Corporation / Georgia Commerce Bancshares, Inc.

•	BNC Bancorp / Valley Financial Corporation

•	IBERIABANK Corporation / Old Florida Bancshares, Inc.

•	First Horizon National Corporation / TrustAtlantic Financial Corporation

•	IBERIABANK Corporation / Florida Bank Group, Inc.

•	State Bank Financial Corporation / Georgia-Carolina Bancshares, Inc.

•	Eagle Bancorp, Inc. / Virginia Heritage Bank

•	Valley National Bancorp / 1st United Bancorp, Inc.

•	Simmons First National Corporation / Community First Bancshares, Inc.

•	Seacoast Banking Corporation of Florida / BANKshares, Inc.

•	Bank of the Ozarks, Inc. / Summit Bancorp, Inc.

Raymond James examined valuation multiples of the aggregate transaction value (including, if available, the value of options, if any) compared to the target companies’ tangible common equity and core earnings, in each case for the 12 months ended prior to announcement of the transaction, where such information was publicly available. Raymond James also examined the premium of the aggregate transaction value over tangible common equity as a percentage of core deposits. Finally, Raymond James examined the premium paid when comparing the per share deal price to the target companies’ per share market value one day prior to announcement for transactions involving publicly-traded targets. Raymond James reviewed the mean, median, lower quartile and upper quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for Heritage implied by the merger consideration. Furthermore, Raymond James applied the mean, median, lower quartile and upper quartile relative valuation multiples to Heritage’s actual results to determine the implied equity price per share and then compared those implied equity values per share to the merger consideration of $27.00 per share. The results of the selected transactions analysis are summarized below:

	Deal Value / Tangible Book Value		Implied Equity Value Per Share
25th Percentile	153%		$23.77
Mean	173%		$26.62
Median	177%		$27.27
75th Percentile	186%		$28.57

Merger Consideration	175%		$27.00

	Deal Value / LTM Core Earnings		Implied Equity Value Per Share
25th Percentile	17.3	x	$19.21
Mean	21.9	x	$24.15
Median	20.0	x	$22.08
75th Percentile	24.8	x	$27.13

Merger Consideration	24.6	x	$27.00

	Deal Value / LTM Pro Forma Core Earnings (1)		Implied Equity Value Per Share
25th Percentile	17.3	x	$22.93
Mean	21.9	x	$28.88
Median	20.0	x	$26.39
75th Percentile	24.8	x	$32.47

Merger Consideration	20.5	x	$27.00

	Transaction Premium / Core Deposits		Implied Equity Value Per Share
25th Percentile	7.9%		$23.94
Mean	10.7%		$26.88
Median	10.8%		$26.94
75th Percentile	11.6%		$27.73

Merger Consideration	10.9%		$27.00

	1-Day Premium Paid		Implied Equity Value Per Share
25th Percentile	30.0%		$27.85
Mean	42.3%		$30.49
Median	44.0%		$30.83
75th Percentile	56.3%		$33.47

Merger Consideration	26.1%		$27.00

(1)	Heritage LTM pro forma core earnings takes into account previously announced or closed acquisitions not reflected in reported LTM figures

Discounted Cash Flow Analysis. Raymond James analyzed the discounted present value of Heritage’s projected free cash flows for the six months ending December 31, 2015 and the years ending December 31, 2016 through 2019 as adjusted for the transaction both with and without projected cost savings. The projected cost savings and merger adjustments to the Projections were provided by Renasant for Raymond James’s use. Raymond James estimated cash flows based on projected excess tangible common equity available to dividend to stockholders, defined as the tangible common equity in excess of a minimum 8.0% tangible common equity to tangible assets ratio.

The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2019 as the final year for the analysis and applied multiples, ranging from 12.0x to 16.0x, to calendar year 2019 adjusted earnings in order to derive a range of terminal values for Heritage in 2019.

The projected free cash flows and terminal values were discounted using rates ranging from 12.5% to 14.5%, which reflected the cost of equity capital estimated for Renasant using the 20-year treasury rate as of December 8, 2014 and the 2014 Duff & Phelps Valuation Handbook which considers the risk-free rate, equity risk premium, industry beta, and size premium. The resulting range of present equity values was divided by the number of diluted shares outstanding in order to arrive at a range of present values per Heritage share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Heritage implied by the merger consideration. The results of the discounted cash flow analysis are summarized below:

	Equity Value Per Share (adjusted with cost savings)	Equity Value Per Share (adjusted without cost savings)
Minimum	$28.10	$18.28
Maximum	$39.14	$26.18

Merger Consideration	$27.00	$27.00

Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of Heritage.

In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of Renasant. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to Renasant’s board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to Renasant of the merger consideration to be paid by Renasant in the merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by Renasant’s board in making its determination to approve the merger. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of Renasant’s board of directors’ or management’s views with respect to Renasant, Heritage or the merger. Renasant placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.

The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on December 8, 2014, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Heritage since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.

Pursuant to the terms of Raymond James’s engagement letter, Renasant agreed to pay Raymond James a transaction fee of $1,000,000 for advisory services in connection with the merger, all of which is contingent upon the closing of the merger. Renasant also agreed to pay Raymond James an additional fee of $250,000 for services rendered in connection with the delivery of its opinion, which Renasant paid following Raymond James’s delivery of its opinion to Renasant’s board of directors. Finally, Renasant agreed to reimburse Raymond James for up to $20,000 of its expenses incurred in connection with its services, including the fees and expenses of its counsel, and to indemnify Raymond James against certain liabilities arising out of its engagement.

During the two years preceding the date of Raymond James’s written opinion, Raymond James provided investment banking and financial advisory services to Renasant, but it has not received compensation for those services. Raymond James and certain affiliates have received compensation from Renasant during the past two years for non-investment banking services, and Raymond James is currently providing Renasant investment banking services unrelated to the merger of Heritage with Renasant. In the ordinary course of business, Raymond James may trade in the securities of Renasant and Heritage for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to Renasant and/or Heritage or other participants in the merger in the future, for which Raymond James may receive compensation.

Renasant Board of Directors Following Completion of the Merger

Upon completion of the merger, the number of directors constituting Renasant’s and Renasant Bank’s respective boards of directors will be increased by one, and one individual who is currently a director of Heritage and HeritageBank will be appointed to fill the newly-created vacancy on each board. The Heritage board of directors has recommended that Fred F. Sharpe be appointed to fill the newly-created vacancy on each board. When this recommendation is formally approved by the Renasant board of directors and following the completion of the merger, Mr. Sharpe will be appointed to fill such vacancies. Information about the current Renasant directors and executive officers can be found in the documents under the heading “Renasant SEC Filings” in the section entitled “Where You Can Find More Information” on page •. Information regarding Mr. Sharpe is set forth below.

Fred F. Sharpe, age 66, has served as a director of HeritageBank since 2007. Mr. Sharpe is the president and owner of U-Save-It-Pharmacy, Inc., a pharmacy with more than 35 locations in the southeast, since 1979. He is a member and past district president of the Georgia Pharmacy Association and a member of the board of directors of the Academy of Independent Pharmacists. Mr. Sharpe is also a member of The Albany Symphony Association Board. Mr. Sharpe has previously served on the boards of the Albany Chamber of Commerce and the Albany-Dougherty Inner City Authority. He is a graduate of the University of Georgia, School of Pharmacy and has also served in the United States Army.

Interests of Renasant’s Directors and Executive Officers in the Merger

None of the directors or executive officers of Renasant has any interest in the merger different from, or in addition to, those of Renasant stockholders generally.

Interests of Certain Heritage Directors and Executive Officers in the Merger

When considering the recommendation of the Heritage board of directors to approve the merger agreement, Heritage stockholders should be aware that the executive officers and members of the board of directors of Heritage may have interests in the merger that are different from, or in addition to, those of Heritage stockholders generally, which may create potential conflicts of interest. The Heritage board of directors was aware of and considered these interests, among other matters, in reaching its decision to adopt and approve the merger agreement. The interests of the Heritage board of directors and executive officers include those interests described in this section.

Treatment of Restricted Stock, Stock Options and Stock Appreciation Rights. Immediately prior to the effective time of the merger, each unvested share of restricted stock awarded under an equity incentive plan or arrangement of Heritage will, without any action on the part of the holder thereof, vest in full, all restrictions otherwise applicable to such shares will lapse, and each such share of restricted stock will be converted into the right to receive the merger consideration, less applicable tax withholding (except that taxes will not be withheld in respect of shares of restricted stock held by non-employee directors).

Immediately prior to the effective time of the merger, each unvested option and stock appreciation right granted under an equity incentive plan or arrangement of Heritage will vest in full. Without any action on the part of the holder thereof, each in-the-money option will be converted into the right to receive a cash payment in an amount equal to (1) the total number of shares subject to such option multiplied by (2) the difference between $27.00 (as provided in the merger agreement) and the exercise price of such option, less applicable tax withholding (except that taxes will not be withheld from cash payments to non-employee directors). Outstanding stock appreciation rights and options that are not in-the-money will be canceled, without compensation.

Each of Heritage’s executive officers and non-employee directors hold unvested restricted stock awards and vested and unvested options and stock appreciation rights. The number and value of the unvested restricted stock awards and in-the-money options held by the named executive officers is quantified below in the table entitled “Golden Parachute Compensation” on page •. The following table includes the number and value of unvested shares of restricted stock and in-the-money options held by each non-employee director, as well as Mr. Brian D. Schmitt, who is an executive officer of Heritage but not a named executive officer.

	Number of shares of unvested restricted stock (#)	Restricted stock consideration ($) (1)	Number of in-the- money options (#)	Stock option consideration ($) (2)
Joseph C. Burger, Jr.	3,276	82,948	43,551	585,973
J. Keith Land	3,276	82,948	43,551	585,973
Antone D. Lehr	3,276	82,948	43,551	585,973
Douglas J. McGinley	3,276	82,948	12,288	185,057
J. Lee Stanley	3,276	82,948	43,551	585,973
Brian D. Schmitt	5,000	126,600	12,500	95,250

(1)	Based on a price per share of $25.32, the average per-share closing price of Heritage’s common stock over the first five business days following December 10, 2014, the date of Heritage’s first public announcement of the transactions.
(2)	Determined by multiplying the number of in-the-money options by the excess of $27.00 over the exercise price of each option.

Amended and Restated Employment Agreements with Mr. Dorminey and Ms. Slappey. As a condition to execution of the merger agreement, Mr. Dorminey and Ms. Slappey amended and restated their employment agreements with Heritage and Heritage Bank, which amended and restated agreements will be assumed by Renasant upon the closing of the merger. The amended and restated employment agreements are contingent upon the closing of the merger and will be effective as of the close of business on the business day preceding the effective time of the merger. If the merger does not occur, Mr. Dorminey’s and Ms. Slappey’s amended and restated employment agreement will be deemed void and of no effect, and their prior employment agreements with Heritage and Heritage Bank will remain in force and effect. The amended and restated employment agreements provide for varying amounts of cash severance and other benefits in connection with each executive’s qualifying termination of employment. The table entitled “Golden Parachute Compensation” on page • quantifies the estimated value of cash severance and benefits assuming the named executive officer had a qualifying termination of employment immediately following the merger. Terms of each agreement providing for the payment of severance are summarized below:

•	In the event Mr. Dorminey’s employment is terminated without cause (as defined in his agreement) or he terminates his employment for any reason or no reason, he will be entitled to receive the following payments and benefits: (1) continuation of his base salary in effect as of his termination, payable in accordance with Heritage’s regular payroll practices, during the four-year period following his termination; (2) an amount equal to the average of the last three annual bonuses paid to Mr. Dorminey prior to the date of his termination, payable each year during the four-year period following his termination at the time or times that an annual bonus would otherwise be payable; (3) premiums for continuation coverage under the Heritage group medical plan, or a successor thereto, for Mr. Dorminey and his dependents, paid monthly during the four-year period following his termination; and (4) an amount representing the aggregate annual cost of certain perquisites, including premiums for the welfare benefit plans in which he participates at the time of his termination, Heritage contributions to the retirement plans based on the contributions made on his behalf for the calendar year prior to his termination, and his car allowance and country club dues, such amounts payable each year during the four-year period following his termination in accordance with Heritage’s regular payroll practices. Mr. Dorminey’s agreement also includes a gross up provision whereby Mr. Dorminey’s total payments and benefits in the event of the merger will either (A) be reduced to the limit imposed under Section 280G of the Code, minus $1.00, to avoid an excise tax liability, or (B) to the extent that the value of such payments and benefits would exceed the Section 280G limit by more than $100,000, be paid in full, including an additional cash payment in an amount sufficient to pay any excise tax in respect of such payments and benefits, increased by the income or excise tax attributable to the excise tax payment.

•

In the event Ms. Slappey’s employment is terminated without cause (as defined in her agreement) or due to her death or disability, or she terminates her employment for good reason (as defined in her agreement), she will be entitled to receive the following payments and benefits: (1) continuation of her base salary in effect as of her termination, payable in accordance with Heritage’s regular payroll practices for the remainder of the calendar year in which her employment terminates, plus three full calendar years if her employment is terminated without cause, or for three years if she terminates her employment for good reason (we refer to such period, as applicable, as the “severance period”); (2) an amount equal to the average annual bonus paid to Ms. Slappey for the three years prior to her termination, such amount payable each year during the three- or four-year period following her termination at the time or times that an annual bonus would otherwise be payable; (3) the value of premiums for continuation coverage under the Heritage group medical plan, or any successor thereto, for Ms. Slappey and her dependents, payable monthly during the severance period; and (4) an amount representing the aggregate annual cost of certain perquisites, including premiums for the welfare benefit plans in which she participates at the time of her termination, Heritage contributions to the retirement plans based on the contributions made on her behalf for the calendar year prior to her termination, and her car allowance and country club dues, such amount payable each year over the severance period in accordance with Heritage’s regular payroll practices. Ms. Slappey’s agreement also includes a gross up provision whereby Ms. Slappey’s total payments and benefits in the event of the merger will either (A) be reduced to the limit imposed under Section 280G of the Code, minus $1.00, to avoid an excise tax liability, or (B) to the extent the aggregate amount of the payments and benefits would exceed the Section 280G limit by more than $50,000, be paid in full, including an additional cash payment in an amount sufficient to pay any excise tax in respect such payments and benefits, increased by any income or excise tax attributable to the excise tax payment.

•	Mr. Dorminey’s employment agreement has a four-year term, and Ms. Slappey’s employment agreement has a term that ends December 31, 2016. Upon expiration of the term, the executive’s employment under his or her respective employment agreement will cease and the executive will be entitled to receive the amounts and benefits described above.

•	The employment agreements contain confidentiality and trade secret covenants that apply during employment and for the four-year period following termination, as well as covenants regarding the non-solicitation of customer and employees and noncompetition that apply during employment through expiration of the employment term and, if the executive is terminated for cause, for two years following termination.

Under the terms of their prior agreements with Heritage and Heritage Bank, each of Mr. Dorminey and Ms. Slappey would have been entitled to amounts and benefits in excess of those described above, including base salary, bonus and perquisite payments for a period of eight years and full tax gross up payments.

Employment Agreements with Messrs. Fountain, Schmitt, Smith and Durland. Heritage also maintains employment agreements with each of Messrs. Fountain, Schmitt, Smith and Durland. These agreements will be assumed by Renasant upon the closing of the merger. These agreements provide for varying amounts of cash severance and other benefits in the event of a qualifying termination of employment in connection with the merger. The table entitled “Golden Parachute Compensation” on page • quantifies the estimated value of cash severance and benefits payable to Messrs. Fountain, Schmitt, Smith and Durland, each of whom is a named executive officer, except for Mr. Schmitt. Terms of each agreement providing for the payment of severance are summarized below:

•

In the event the employment of either of Mr. Fountain or Mr. Smith is terminated without cause (as defined in their respective agreements), or either terminates his employment for good reason (as defined in their respective agreements), during the 24-month period following the merger, each will be entitled to receive the following payments and benefits: (1) continued payment of base salary during the two-year period following his termination in accordance with Heritage’s regular payroll practices; (2) an amount equal to the average annual bonus paid for the three-year period prior to termination, in the case of Mr. Fountain, and the average annual bonus paid during the term of his employment, in the case of Mr. Smith, payable at the end of each year during the two-year period following termination; and (3) continuation of the welfare benefits and payment of other benefits under which he was covered at the time of termination for the two-year period following his termination. Each of their employment agreements has been amended to include a “best net” provision whereby total payments and benefits provided in the event of the merger will either (A) be reduced to the limit imposed under Section 280G of the Code, minus $1.00, to avoid an excise tax liability, or (B) paid in full such that each of Mr. Fountain and Mr. Smith will incur and pay the excise tax and be in a better position financially than he would have been had the payments and benefits been reduced to the limit imposed under Section 280G.

•	In the event the employment of either of Mr. Durland or Mr. Schmitt is terminated without cause (as defined in their respective agreements) or either terminates his employment for good reason (as defined in their respective agreements), during the 12-month period following the merger, each will be entitled to receive the following payments: (1) continued payment of base salary during the 12-month period following his termination in accordance with Heritage’s regular payroll practices; and (2) an amount equal to the average annual bonus paid during the term of his employment with Heritage, payable at the end of the 12-month period following his termination.

•	The employment agreements contain confidentiality and trade secret covenants that apply during employment and for the two-year period following termination, as well as covenants regarding the non-solicitation of customer and employees and noncompetition that apply during employment and for one year, in the case of the non-solicitation of customers and non-competition covenant, or two years, in the case of the non-solicitation of employees, following termination. Mr. Fountain’s employment agreement does not contain a non-solicitation of customers covenant.

Heritage Deferred Compensation Plan. Heritage maintains a non-qualified executive deferral and excess/matching contribution program, or the Heritage Deferred Compensation Plan, under which accounts are maintained for Mr. Dorminey and Ms. Slappey. Heritage makes annual matching contributions of up to 8% of each participant’s income (less any match made under the Heritage 401(k) plan) and an amount equal to amounts Heritage is unable to contribute for each participant under its tax-qualified plans because of federal tax law limits, including limits on compensation that may be taken into account. Interest is credited to each participant’s account on a quarterly basis at the U.S. Government rate on 10-year Treasury notes at the prior-quarter end, which rate is not at above-market levels. Pursuant to the terms of the merger agreement, the Heritage Deferred Compensation Plan will be terminated and, in connection with such termination, Mr. Dorminey and Ms. Slappey will receive payment of their accounts. While the termination of the plan accelerates payment of the executive’s accounts, it does not enhance the benefits payable under the plan.

Compensatory Arrangements with Renasant. If the merger is completed and Mr. Dorminey executes an agreement providing for the assumption by Renasant of his amended and restated employment agreement in the form prescribed by Renasant, then on the first business day after the merger and in lieu of any other award under Renasant equity compensation plans, Mr. Dorminey will receive an inducement award of 35,000 shares of Renasant restricted stock, which will vest in four equal annual installments beginning on December 31, 2015. If Mr. Dorminey’s employment is terminated without cause or by reason of his death or disability, then the restricted shares will vest in full as of the date of his termination. In the event of a change in control of Renasant, the restricted shares will vest in full as of the date of the change in control. If Mr. Dorminey is terminated for cause or he terminates his employment without good reason, the restricted shares will be forfeited. In addition, Mr. Dorminey will enter into Renasant’s standard form of change in control agreement. As of the date of this proxy statement, we do not expect any of the other named executive officers of Heritage to receive an inducement award or otherwise enter into a new compensatory arrangement with Renasant.

Potential Change in Control Payments to Named Executive Officers of Heritage. The information below is intended to comply with Item 402(t) of Regulation S-K, which requires the disclosure of information about the compensation that is or may become payable to Heritage’s named executive officers that is based on , or may otherwise be payable on account of, the merger. For 2015, the named executive officers of Heritage are as follows:

•	O. Leonard Dorminey, President and Chief Executive Officer of Heritage and President of HeritageBank;

•	T. Heath Fountain, Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Heritage and HeritageBank;

•	Carol W. Slappey, Executive Vice President of Heritage and Chief Retail Officer of HeritageBank;

•	O. Mitchell Smith, Executive Vice President and Chief Credit Officer of Heritage and HeritageBank; and

•	David A. Durland, Executive Vice President and Chief Banking Officer of Heritage and HeritageBank.

The compensation quantified below is referred to as “golden parachute” compensation by applicable SEC disclosure rules, and such compensation is subject to a non-binding, advisory vote of Heritage’s stockholders, as described above in the section “The Heritage Proposals — Proposal No. 2 — Heritage Merger-Related Compensation Proposal.” The estimated value of the payments and benefits that the named executive officers of Heritage may receive in connection with the merger is quantified in the table below, which amounts have been calculated based on the following estimates and assumptions, in addition to those described in the footnotes to the table:

•	the employment of each named executive officer will be terminated without cause immediately following consummation of the merger;

•	the effective time of the merger will be —;

•	calculations related to the value of unvested restricted stock awards are based on a price per share of $25.32, the average per-share closing price of Heritage’s common stock over the first five business days following December 10, 2014, the date of Heritage’s first public announcement of the transactions;

•	calculations related to the value of the in-the-money stock options are based on a price per share of $27.00, which is the price provided in the merger agreement with respect to such stock options; and

•	payments for unvested restricted stock awards and in-the-money options are based on the holdings of each named executive officer as of the date of this document.

Golden Parachute Compensation

	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Perquisites/ benefits ($) (4)	Tax reimbursement ($) (5)	Other ($)	Total ($) (6)
O. Leonard Dorminey	2,177,160	2,050,309	—	877,869	1,285,953	—	6,391,291
T. Heath Fountain	613,741	201,504	—	270,064	—	—	1,085,309
Carol W. Slappey	930,351	1,059,932	—	223,199	—	—	2,213,481
O. Mitchell Smith	461,939	125,940	—	355,792	—	—	943,671
David A. Durland	306,553	163,590	—	58,852	—	—	470,143

(1)

Reflects the following severance payments, all of which are “double trigger” payments that are contingent upon the termination of the named executive officer’s employment without cause (or the executive’s resignation for good reason), with the exception of Mr. Dorminey’s payments, which are “modified single trigger” payments that are contingent upon his termination of employment without cause or by Mr. Dorminey for any reason or no reason, as follows: Mr. Dorminey, the aggregate value of base salary continuation ($1,668,600) and the aggregate value of his bonus continuation ($508,560); Mr. Fountain, the aggregate value of his base salary continuation ($453,200) and the aggregate value of his bonus continuation ($160,541); Ms. Slappey, the aggregate value of her base salary continuation ($726,150) and the aggregate value of her bonus continuation ($204,201); Mr. Smith, the aggregate value of his base salary continuation ($360,500) and the aggregate value of his bonus continuation ($101,439); Mr. Durland, the continuation of his base compensation ($252,350) and the payment of his average bonus ($54,203). All of the foregoing payments are payable under the respective employment agreements of these named executive officers, which agreements are described above under the heading “Interests of Certain Heritage Directors and Executive Officers in the Merger.”
(2)	Reflects the consideration payable with respect to unvested restricted stock that will vest at the effective time of the merger and the cash payments to be made in consideration of the cancellation of in-the-money stock options, each of which is a “single trigger” payment that is payable upon consummation of the merger, as detailed in the following table:

	Number of shares of unvested restricted stock (#)	Restricted stock consideration ($)	Number of in-the- money stock options (#)	In-the money stock option consideration ($)
O. Leonard Dorminey (a)	16,000	405,120	115,962	1,645,189
T. Heath Fountain	3,200	81,024	8,000	120,480
Carol W. Slappey	8,000	202,560	61,840	857,372
O. Mitchell Smith	2,000	50,640	5,000	75,300
David A. Durland	2,000	50,640	7,500	112,950

(a)	The restricted stock award that Mr. Dorminey will receive from Renasant, which award is described above under the heading “Interests of Certain Heritage Directors and Executive Officers in the Merger—Compensatory Arrangements with Renasant,” is not reflected in this table because such award is payable by Renasant in consideration for post-closing services and, accordingly, is not considered “golden parachute compensation” under Regulation S-K Item 402(t).

For further information regarding the treatment of the Heritage restricted stock and stock options, see the information under “Treatment of Restricted Stock, Stock Options and Stock Appreciation Rights” above.

(3)	As described above, pursuant to the terms of the merger agreement, the Heritage Deferred Compensation Plan will be terminated and, in connection with such termination, Mr. Dorminey and Ms. Slappey will receive payment of their accounts. While the termination of the plan will accelerate payment of their accounts, the consummation of the merger does not enhance the benefits payable under the Heritage Deferred Compensation Plan. In addition, the parties anticipate that the Heritage pension plan will be terminated.
(4)	Reflects the value of “double trigger” perquisites and benefits that the named executive officer would be entitled to receive pursuant to his or her employment agreement described above, with the exception of Mr. Dorminey’s payments which are made pursuant to a “modified single trigger” arrangement:

	Group Medical and Dental($) (a)	Insurance Plans($) (b)	Plan Contributions($) (c)	Car Allowance($)	Club Dues($)	Other($)(d)
O. Leonard Dorminey	39,479	47,615	763,094	4,000	23,682	—
T. Heath Fountain	23,929	2,839	225,349	2,000	8,247	7,700
Carol W. Slappey	38,749	12,573	168,877	3,000	—	—
O. Mitchell Smith	38,064	8,818	298,542	2,000	8,367	—
David A. Durland	—	—	—	—	—	—

(a)	Reflects the estimated value of aggregate premiums for continuation coverage under the Heritage group medical and dental plan, which amounts would be payable during the applicable post-termination severance period, based on premium values as of December 31, 2014.

(b)	Reflects the estimated value of aggregate premiums for the Heritage long-term and excess disability plans, life insurance and long-term care insurance plans, which amounts would be payable during the applicable post-termination severance period, based on premium values as of December 31, 2014.
(c)	Reflects the estimated value of aggregate contributions by Heritage on behalf of the executive to the Heritage employee stock ownership plan, 401(k) plan and, with respect to Mr. Dorminey and Ms. Slappey, the Heritage Deferred Compensation Plan and, with respect to Mr. Dorminey, Ms. Slappey and Mr. Smith, the Heritage pension plan, all of which amounts would be payable during the applicable post-termination severance period, based on contributions calculated as of December 31, 2014.
(d)	Reflects the estimated value of the use of a Heritage-owned condo by Mr. Fountain, based on the value determined as of December 31, 2014.

All of the foregoing payments are payable under the respective employment agreements of these named executive officers, which agreements are described above under the heading “Interests of Certain Heritage Directors and Officers in the Merger.”

(5)	As described above, Mr. Dorminey’s and Ms. Slappey’s employment agreement includes a gross up provision whereby the executive’s total payments and benefits in the event of the merger will either (A) be reduced to the limit imposed under Section 280G of the Code, minus $1.00, to avoid an excise tax liability, or (B) to the extent that the value of such payments and benefits would exceed the Section 280G limit by more than $100,000, in the case of Mr. Dorminey, or $50,000, in the case of Ms. Slappey, be paid in full, including an additional cash payment in an amount sufficient to pay any excise tax in respect of such payments and benefits, increased by the income or excise tax attributable to the excise tax payment. As of the date of this proxy statement, Heritage expects that Mr. Dorminey would receive a gross-up payment approximating the value reflected in the table and that Ms. Slappey would not be entitled to receive a tax gross-up payment, pursuant to such provisions of their employment agreements. None of the other named executive officers are entitled to a “gross-up” to offset any such excise taxes.
(6)	The following table quantifies, for each named executive officer, the portion of the total estimated amount of compensation that is payable upon consummation of the merger, referred to as a “single trigger,” and the portion of the total amount of compensation that is payable only after both consummation of the merger and a termination of the named executive officer’s employment by the surviving corporation, referred to as a “double trigger,” or, in the case of Mr. Dorminey, a “modified single trigger”:

	Single Trigger	Double Trigger
O. Leonard Dorminey	$2,050,309	$4,340,982
T. Heath Fountain	201,504	833,805
Carol W. Slappey	1,059,932	1,153,549
O. Mitchell Smith	125,940	817,731
David A. Durland	163,590	306,553

Renasant Board of Directors. When the merger is completed, one current member of Heritage’s board of directors will be appointed to Renasant’s and Renasant Bank’s respective boards of directors. Upon appointment, this individual, whom Renasant and Heritage have not selected as of the date of this joint proxy statement/prospectus, will be entitled to receive customary fees from Renasant or Renasant Bank, as applicable, for his or her service as a director in accordance with Renasant’s and Renasant Bank’s respective director compensation policies.

Indemnification of Directors and Officers; Insurance. The merger agreement provides that for a period of six years following the closing date of the merger Renasant will indemnify and hold harmless from liability each current or former director and officer of Heritage and any of its subsidiaries (as well as their heirs and estates). Current Heritage directors and officers are entitled to indemnity only if such persons sign a joinder agreement with Renasant allowing Renasant to participate in or completely assume the defense of any claim for which indemnification may be sought. The indemnification applies to acts or omissions occurring at, prior to or after the closing date of the merger.

Renasant has also agreed to indemnify and hold harmless Heritage and HeritageBank and each of the directors, officers and controlling persons of either against any losses, claims, damages or liabilities arising under the Securities Act. Renasant will indemnify such individuals only insofar as such losses, claims, damages or liabilities (or actions in respect of any of the foregoing) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this joint proxy statement/prospectus, or in any amendment or supplement, or arising out of or based upon the omission or alleged omission to state in any such document a material fact required to be stated or necessary to make the statements in such document not misleading.

Finally, Heritage has also agreed to obtain a six year “tail” prepaid directors’ and officers’ liability insurance policy or policies. The insurance policy(ies) must cover acts or omissions occurring prior to the closing date of the merger. The policy(ies) must be on terms and in amounts substantially similar to those in effect for Heritage on the date of the merger agreement. However, Heritage is not permitted to pay an aggregate premium for such insurance coverage in excess of 300% of the premium for such coverage as currently held by Heritage. In such event, Heritage shall purchase as much coverage as reasonably practicable for 300% of the premium amount.

For more information about the indemnification and insurance arrangements in favor of Heritage’s directors and officers, see “The Merger Agreement—Directors’ and Officers’ Insurance and Indemnification” on pages — through —.

Regulatory and Third-Party Approvals

Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. Renasant and Heritage have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable. As of the date of this joint proxy statement/prospectus, Heritage and Renasant have received all necessary regulatory approvals of the Federal Reserve, the FDIC and the Mississippi Department of Banking and Consumer Finance for the completion of the merger.

Although all regulatory approvals have been obtained, nevertheless there can be no assurance that any state attorney general or other domestic regulatory authority will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. The merger is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the merger. See “The Merger Agreement—Conditions to the Completion of the Merger” on pages • through •.

Federal Reserve Approval. The Federal Reserve notified Renasant that it had approved the merger on January 20, 2015. The merger was subject to the prior approval of the Federal Reserve under Section 3(a)(5) of the Bank Holding Company Act of 1956, as amended, and related federal regulations. In reviewing the transactions under the applicable statutes and regulations, the Federal Reserve considered, among other factors, the competitive impact of the merger. The Federal Reserve also considered the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combating money-laundering activities. Furthermore, the Federal Reserve was required to take into consideration the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system. In connection with their review, the Federal Reserve provided an opportunity for public comment on the application for the merger and was authorized to hold a public meeting or other proceeding if it determined that such action would be appropriate (no such public meeting was held).

Under the Community Reinvestment Act of 1977, the Federal Reserve must take into account the record of performance of each of Renasant and Heritage in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, Renasant Bank was rated “satisfactory” and HeritageBank was rated “satisfactory.” Applications or notifications may also be required to be filed with various other regulatory authorities in connection with the merger.

FDIC Approval. The FDIC notified Renasant Bank that it had approved the merger of HeritageBank with and into Renasant Bank on March 10, 2015. The bank merger was subject to the prior approval of the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act, as amended, and related federal regulations. The FDIC considered factors generally similar to those considered by the Federal Reserve. The FDIC application process also included publication and an opportunity for comment by the public.

State Bank Regulatory Approvals. Renasant also received approval of the bank merger from the Mississippi Department of Banking and Consumer Finance. In reviewing the merger of the banks, the department was required to take competitive considerations into account, as well as the capital adequacy, the quality of management and earnings prospects (in terms of both quality and quantity).

Other Applications and Notices. Other applications and notices are being filed with various regulatory authorities and self-regulatory organizations in connection with the merger, including applications and notices in connection with the indirect change in control, as a result of the merger, of certain subsidiaries directly or indirectly owned by Heritage.

Renasant and Heritage are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the merger to become effective other than those described above. Renasant and Heritage intend to seek any other approval and to take any other action that may be required to complete the merger. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting.

If the approval of the merger by any of the authorities mentioned above is subject to compliance with any conditions, there can be no assurance that the parties or their subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the merger. The parties believe that the proposed merger is compatible with the applicable regulatory requirements.

Third-Party Approvals. The merger is conditioned upon the receipt of all consents and approvals of third parties with respect to specified agreements, such as real property leases, unless the failure to obtain any such consent or approval would not reasonably be expected to have a material adverse effect on Renasant or Heritage. Pursuant to the merger agreement, Renasant and Heritage have agreed to use their reasonable best efforts to obtain all consents, approvals and waivers from third parties necessary in connection with the completion of the merger.

Public Trading Markets

Renasant common stock trades on Nasdaq under the symbol “RNST.” Heritage common stock trades on Nasdaq under the symbol “HBOS.” Upon completion of the merger, Heritage common stock will be delisted from Nasdaq and deregistered under the Exchange Act. The newly issued Renasant common stock issuable pursuant to the merger agreement will be listed on Nasdaq, subject to notice of issuance.

Heritage Stockholders Do Not Have Dissenters’ Rights in the Merger

Dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand and receive payment of the fair cash value for their shares from the successor corporation, either as agreed by the stockholder and the corporation or as determined by a court in a judicial proceeding, instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Dissenters’ rights are not available in all circumstances, and exceptions to these rights are provided under the MGCL.

Section 3-202 of the MGCL provides that a stockholder does not have dissenters’ rights and is bound by the terms of the transaction if, among other things, the stock is listed on a national securities exchange on the record date for determining stockholders entitled to vote on the matter, unless the stock is to be changed or converted in whole or in part in the merger into anything of value except stock of the successor or cash in lieu of fractional shares of stock. Heritage common stock is currently listed on Nasdaq, a national securities exchange, and is expected to continue to be so listed on the record date for the Heritage special meeting. Heritage stockholders will receive Renasant common stock (or cash in lieu of fractional shares) in the merger. As a result, Heritage stockholders will not be entitled to dissenters’ rights in the merger with respect to their shares of Heritage common stock.

Accounting Treatment of the Merger

Renasant will account for the merger using the acquisition method of accounting for business combinations, with Renasant as the acquiror. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Heritage will be recorded, as of completion of the merger, at their respective fair values and added to those of Renasant. Any excess of the purchase price over fair values will be recorded as goodwill. Consolidated financial statements and reported results of operations of Renasant issued after completion of the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Heritage.

Litigation Relating to the Merger

On December 31, 2014, a putative stockholder class action lawsuit, Stein v. Heritage Financial Group, Inc. et al., was filed in the Circuit Court for Baltimore City, Maryland, Civil Division, against Heritage, the members of its board of directors, HeritageBank, Renasant and Renasant Bank. The complaint, which was amended on February 18, 2015, alleges that the Heritage directors breached their fiduciary duties and/or violated Maryland law in connection with the negotiation and approval of the merger agreement by failing to maximize shareholder value and failing to disclose material information in the February 9, 2015 preliminary joint proxy statement/prospectus and that Heritage, HeritageBank, Renasant and Renasant Bank aided and abetted those alleged breaches of fiduciary duties. In addition to monetary damages in an unspecified amount and other remedies, the lawsuit seeks to enjoin Heritage stockholders from voting on the Heritage merger proposal at the Heritage special meeting and Renasant stockholders from voting on the Renasant merger proposal at the Renasant special meeting and to otherwise enjoin the directors from consummating the merger.

Heritage and Renasant believe the claims asserted are without merit and intend to vigorously defend against the lawsuit.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference herein. This summary may not contain all of the information about the merger agreement that may be important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Terms of the Merger; Effective Time

Each of the Renasant board of directors and the Heritage board of directors has approved the merger agreement, which provides for the merger of Heritage with and into Renasant. Renasant will be the surviving corporation in the merger. Immediately after the merger, HeritageBank will merge with and into Renasant Bank, with Renasant Bank as the surviving banking association in the merger. Under the merger agreement, Renasant may elect to forgo the consummation of the bank merger, so long as such decision will not have an impact on the fulfillment of the conditions to the completion of the merger of Heritage into Renasant or otherwise delay the closing of such merger.

The Renasant Articles and Renasant Bylaws as in effect immediately prior to the completion of the merger will be the articles of incorporation and bylaws of the surviving corporation. As described in “The Merger—Renasant Board of Directors Following Completion of the Merger,” one current director of Heritage will join Renasant’s board of directors, which will be the surviving corporation’s board of directors. Each of Renasant’s officers immediately prior to the effective time of the merger will be the officers of the surviving corporation from and after the merger. O. Leonard Dorminey, Heritage’s President and Chief Executive Officer, will serve as Renasant’s Regional President for Georgia.

Effective Time of the Merger

The merger will be completed no later than the fifth business day, or such later date as the parties mutually agree, following the receipt of all necessary approvals and consents of all governmental entities, the expiration of all statutory waiting periods and the satisfaction or waiver of all other conditions to the merger set forth in the merger agreement. See “Conditions to the Completion of the Merger” below. Articles of Merger to be filed with the Mississippi Secretary of State as required under the corporation laws of Mississippi and with the Maryland State Department of Assessments and Taxation as required under the corporation laws of Maryland will establish the effective time of the merger. It currently is anticipated that the completion of the merger will occur in the third quarter of 2015, subject to the satisfaction of customary closing conditions, but neither Renasant nor Heritage can guarantee when or if the merger will be completed.

Merger Consideration; Treatment of Heritage Stock Options and Other Equity-Based Awards of Heritage

General. Each share of Heritage common stock issued and outstanding immediately prior to the completion of the merger, except for shares of Heritage common stock held by Heritage in its treasury and shares owned by Renasant or any subsidiary of Heritage or Renasant (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), will be converted into the right to receive 0.9266 of a share of Renasant common stock, which we refer to as the exchange ratio. If the number of shares of common stock of Renasant or Heritage changes before the merger is completed because of a reclassification, recapitalization, stock dividend or stock distribution, stock split, reverse stock split or similar event, then a proportionate adjustment will be made to the exchange ratio.

Fractional Shares. Renasant will not issue fractional shares of Renasant common stock in connection with the merger. Instead, Renasant will make a cash payment (without interest) to each Heritage stockholder who would otherwise have received a fractional share of Renasant common stock. The amount of this cash payment will equal the product of (1) the fraction of a share of Renasant common stock otherwise issuable to such stockholder and (2) the weighted average closing sale prices of a share of Renasant common stock as reported by Nasdaq for the 15 consecutive trading days ending on the trading day immediately prior to the closing date of the merger.

Restricted Stock, Stock Options and Other Equity-Based Awards. The merger agreement provides that upon completion of the merger each share of unvested restricted stock, unvested stock option and unvested stock appreciation right or similar right to purchase Heritage common stock granted under Heritage’s equity incentive plans or otherwise that is outstanding immediately prior to the effective time of the merger will vest in full, without any action on the part of the holder thereof. Shares of restricted stock will be converted into the right to receive the merger consideration, less applicable tax withholding (except that withholding will not be made in respect of restricted stock held by non-employee directors of Heritage). Each in-the-money stock option will be converted into the right to receive a cash payment (without interest), the amount of which will be equal to (1) the total number of shares of Heritage common stock subject to such stock option, multiplied by (2) the difference between $27.00 (as provided in the merger agreement) and the exercise price of the option, less applicable tax withholding (except that no withholding will be made in respect of cash payments to Heritage non-employee directors). Out-of-the-money Heritage stock options and stock appreciation or similar rights will be cancelled for no consideration.

Conversion of Shares; Exchange of Certificates

The conversion of Heritage common stock into the right to receive the merger consideration will occur automatically upon completion of the merger. Renasant has appointed Computershare, Inc., its transfer agent, to serve as the exchange agent under the merger agreement, which we refer to herein as the exchange agent. As soon as reasonably practicable after the completion of the merger, the exchange agent will mail a letter of transmittal to each holder of Heritage common stock at the effective time of the merger. This mailing will contain instructions on how to surrender Heritage common stock represented in certificated form in exchange for the merger consideration. Heritage stockholders should not send in their stock certificates until they receive the letter of transmittal and instructions. Any holder of book-entry shares of Heritage common stock will not be required to deliver a certificate or an executed letter of transmittal to receive the merger consideration. Instead, a holder of book-entry shares will automatically at the effective time of the merger be entitled to receive the merger consideration, which will be paid as soon as practicable by the exchange agent.

Upon surrender to the exchange agent of the certificate(s) representing his, her or its shares of Heritage common stock, accompanied by a properly completed letter of transmittal, a Heritage stockholder will be entitled to receive the merger consideration (including any cash in lieu of fractional shares). Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration (including any cash in lieu of fractional shares) and any dividends or distributions to which such holder is entitled pursuant to the merger agreement.

If a certificate for Heritage common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit of that fact by the claimant and, if required by Renasant or the exchange agent, the posting of a bond in such amount as Renasant or the exchange agent determines is reasonably necessary as indemnity.

Each of Renasant and the exchange agent will be entitled to deduct and withhold from the cash in lieu of fractional shares payable to any holder of Heritage common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Renasant or the exchange agent withholds any amounts, these amounts will be treated for all purposes as having been paid to the stockholders from whom they were withheld.

Dividends and Distributions

Until shares of Heritage common stock represented by certificates or held in book-entry are surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the merger with respect to Renasant common stock into which shares of Heritage common stock may have been converted will accrue but will not be paid. Renasant will pay to former Heritage stockholders any unpaid dividends or other distributions with respect to Renasant common stock, without interest and less any taxes withheld, only after they have duly surrendered their Heritage shares.

Heritage has agreed that, prior to the completion of the merger, it will not declare or pay any dividend or distribution on its stock, other than:

•	dividends from one of its wholly-owned subsidiaries to Heritage or another of its wholly-owned subsidiaries; or

•	regular quarterly cash dividends on its common stock not in excess of $0.07 per share per quarter with record and payment dates consistent with past practice (provided that it will not declare a quarterly dividend with respect to the quarter in which the merger is expected to be completed unless such completion date is anticipated to be after the record date for the dividend).

Representations and Warranties

The representations, warranties and covenants by Renasant, Renasant Bank, Heritage and HeritageBank described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates. These representations, warranties and covenants were made solely for the benefit of Heritage, HeritageBank, Renasant and Renasant Bank; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. You are not a third-party beneficiary under the merger agreement and in reviewing the representations, warranties and covenants contained in the merger agreement, as described below, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Renasant, Heritage or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant or Heritage with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Renasant’s and Heritage’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in this joint proxy statement/prospectus and in the reports, statements and filings that Renasant and Heritage publicly file with the SEC. See “Where You Can Find More Information” on page —.

Each of Renasant and Heritage has made customary representations and warranties related to their respective businesses regarding, among other things:

•	corporate matters, including due organization and qualification;

•	its subsidiaries

•	capitalization;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	required governmental filings and consents;

•	SEC reports, financial statements and the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	legal proceedings;

•	compliance with applicable laws, permits and Nasdaq rules;

•	tax matters, including that the applicable party or any of its subsidiaries has not taken or agreed to take any action that might cause the merger not to constitute a “reorganization” under Section 368(a) of the Code or impede or delay the receipt of regulatory approval;

•	employee benefit matters;

•	certain material contracts;

•	broker’s fees payable in connection with the merger;

•	deposit insurance and other bank regulatory matters;

•	Community Reinvestment Act compliance; and

•	the receipt of an opinion of its financial advisor.

The merger agreement includes additional representations of Heritage regarding, among other things:

•	its employees and labor matters;

•	real and personal property and insurance matters;

•	environmental matters;

•	matters relating to loans (including mortgage loans held for sale), the allowance for loan losses and other real estate owned;

•	its loss-share agreements with the FDIC;

•	its disclosure controls and procedures and its internal control over financial reporting;

•	its risk management instruments;

•	its investment securities and bank-owned life insurance;

•	intellectual property matters;

•	inapplicability of state takeover laws;

•	derivative instruments and transactions; and

•	transactions with affiliates.

None of the parties’ representations and warranties in the merger agreement survive the effective time of the merger.

Material Adverse Effect

Certain representations and warranties of Renasant and Heritage are qualified as to a “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to Renasant or Heritage, means any change, state of facts, circumstance, event or development that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, operations, assets or financial condition of the applicable party and its subsidiaries, taken individually or as a whole. In determining whether a material adverse effect has occurred or would reasonably be expected to occur, Renasant and Heritage will disregard:

(1)	any effects resulting from the impact of (A) any action taken by Heritage or Renasant or any of their respective subsidiaries with the prior written consent of the other party or required expressly by the merger agreement or (B) any action not taken by Heritage or Renasant or any of their respective subsidiaries to the extent taking such action is expressly prohibited by the merger agreement without the prior written consent of the other party and such consent has not been given;

(2)	changes in laws or interpretations thereof that are generally applicable to the banking industry;

(3)	changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally;

(4)	expenses incurred in connection with the merger agreement and the merger, including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans;

(5)	changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions, including changes in interest rates;

(6)	changes in general economic, market, political or regulatory conditions in the United States;

(7)	the failure to meet earnings projections or internal financial forecasts and changes in the trading price of Heritage’s or Renasant’s common stock, as applicable, but, as to any of the foregoing, not including the causes thereof;

(8)	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism;

(9)	the impact of the announcement of the merger agreement, the mergers and the other transactions contemplated by the merger agreement; or

(10)	the departure of any employees of Heritage’s mortgage division and any changes related to Heritage’s integration of Alarion Financial Services, Inc.

For Heritage only, a material adverse effect will also be deemed to have occurred if any event or occurrence, including the merger and the bank merger, results, or is reasonably likely to result, in the loss of any material amount of Heritage’s loss-share coverage from the FDIC. Finally, with respect to items (2), (3), (5), (6) and (8) above, a material adverse effect on Heritage or Renasant, as the case may be, will be deemed to exist if the effect on the party is disproportionate to the effect that the relevant item has on financial institutions or their holding companies generally.

The representations and warranties of Heritage and HeritageBank are generally contained in Article 3 of the merger agreement. The representations and warranties of Renasant and Renasant Bank are generally contained in Article 4 of the merger agreement.

Covenants and A greements

Heritage has agreed that, prior to the effective time of the merger, it will, and will cause each of its subsidiaries to, conduct its business only in the ordinary course and consistent with past practice and prudent banking practices. Heritage and HeritageBank must use their best efforts consistent with past practices to maintain and preserve intact its business organization, rights, franchises and other authorizations issued by governmental entities and its current relationships with customers, regulators, employees and others. Renasant and Renasant Bank also agreed to conduct their business in the ordinary course consistent with past practices and to maintain their franchise and relationships, except to the extent a change would not have a material adverse effect on Renasant. In addition, Heritage and HeritageBank may not take any action intended to or that would reasonably be expected to adversely affect or materially delay the ability of any of the parties to obtain any regulatory approvals required for the transactions contemplated by the merger agreement or to perform their respective obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement. In addition to these general covenants, Heritage has agreed to promptly notify Renasant if it makes or acquires any loan, issues any commitment (including the renewal or extension of any existing commitment) or amends or restructures any existing loan relationship where Heritage’s total exposure to the borrower and its affiliates is or would be in excess of $2 million.

Each of Renasant and Heritage has undertaken customary covenants that place restrictions on it and its respective subsidiaries until the completion of the merger. Each of Renasant and Heritage has agreed not to, and not permit its subsidiaries to:

•	knowingly take any action or knowingly fail to take any action that would be reasonably expected to adversely affect or delay its ability to perform its respective covenants and agreements on a timely basis under the merger agreement or to consummate the transactions contemplated by the merger agreement;

•	knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in the merger agreement not being true and correct in any material respect at the effective time of the merger;

•	knowingly take any action that would be reasonably expected to adversely affect or delay its ability to obtain any necessary regulatory approvals, consents or waivers with respect to the merger or that would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the merger;

•	change any provision of its articles of incorporation or bylaws or comparable organizational document;

•	agree to take, make any commitment to take, or adopt any board resolutions in support of any of the actions restricted under the merger agreement;

•	change any provision of its articles of incorporation or bylaws or other governing instrument; or

•	other than changes required by generally accepted accounting principles as agreed to by its independent auditors, make any change in its accounting methods or practices or systems of internal accounting controls, revalue in any material respect any of its assets, or change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in law.

Heritage also agreed that, subject to specified exceptions and except with Renasant’s prior written consent, Heritage will not, and will not permit its subsidiaries to, among other things, undertake the following actions:

•	except for the issuance of Heritage common stock pursuant to the present terms of the outstanding Heritage stock options, (1) change the number of shares of its authorized or issued stock, (2) issue or grant (or commit to issue or grant) any shares of its stock or other equity interests, as applicable, or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to its authorized or issued stock or other equity interests, as applicable, any security convertible into shares of such stock or other equity interests, as applicable, or any stock or equity appreciation right, restricted unit or other equity-based compensation, (3) split, combine or reclassify any shares of its stock or other equity interests, as applicable, (4) redeem, purchase or otherwise acquire any shares of its stock or other equity interests, as applicable, or (5) enter into any agreement, undertaking or arrangement with respect to the sale or voting of its stock or other equity interests, as applicable;

•	subject to certain exceptions relating to actions within the ordinary course of Heritage’s business, create or incur any indebtedness for borrowed money (which includes any Certificate of Deposit Account Registry Services products with maturities in excess of 120 days) or assume or guarantee the long-term indebtedness of a third party;

•	declare or pay any dividends or other distributions on any shares of its stock, except as set forth above in “The Merger Agreement—Dividends and Distributions”;

•	except as contemplated by the merger agreement, enter into, establish, adopt, amend, modify, renew or terminate a Heritage employee benefit plan or grant or accelerate the vesting of any equity-based award, except that Heritage will terminate on or before the effective time of the merger its tax-qualified employee stock ownership plan, defined benefit pension plan and 401(k) plan;

•	except as contemplated by the merger agreement, (1) grant any severance or termination pay to, or enter into any employment, consulting or compensation agreement with, any of its directors, officers, employees or consultants, (2) grant any salary increase or increase employee benefits except in the ordinary course of business consistent with past practice (and subject in any case to a 3.0% cap on increases), (3) hire, promote or terminate any employee who has a target annual compensation of $75,000 or more or (4) pay any bonus of any kind or amount to any director, officer, employee or consultant except in the ordinary course of business consistent with past practice;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, including transfers of any automobiles owned as of October 31, 2014 to its employees, except for sales of loans and other real estate owned in the ordinary course of business (a sale of a loan or of other real estate owned for less than 90% of its carrying value or appraised value, as applicable, will not be considered to have occurred in the ordinary course) or as required by contracts or agreements in force;

•	pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice;

•	make, or commit to make, any capital expenditures in excess of $150,000 in the aggregate, other than pursuant to binding commitments existing on the date of the merger agreement and expenditures necessary to maintain existing assets in good repair;

•	permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any of its real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office;

•	other than as required by law or regulatory agreement, enter into any new line of business or materially change its lending, deposit, investment, underwriting, pricing, originating, acquiring, selling, servicing, hedging, risk and asset-liability management and other material banking or operating policies in any material respect;

•	make, change or revoke any material tax election, change an annual tax accounting period or adopt or change any tax accounting method, file any amended tax return or settle or compromise any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

•	engage in any transaction with any of its “affiliates” other than in the ordinary course of business and in compliance with Regulation O;

•	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

•	(1) materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, (2) invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements or (3) purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than five years for Heritage’s or HeritageBank’s own account;

•	knowingly take any action that is intended to or would be reasonably expected to result in any of the conditions to the closing of the merger set forth in the merger agreement not being satisfied or materially delay the consummation of the transactions contemplated by the merger agreement, except as may be required by law;

•	(1) acquire direct or indirect control over any business or other entity, whether by stock purchase, merger, consolidation or otherwise, or (2) with certain exceptions, make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person or entity;

•	(1) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $75,000 individually or $150,000 in the aggregate (excluding in connection with a loan that is a covered asset under a loss-share agreement), or waive, compromise, assign, cancel or release any material rights or claims or (2) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations; or

•	agree to take, make any commitment to take, or adopt any board resolutions in support of any of the actions restricted under the merger agreement.

No Solicitation of Other Offers

Heritage has agreed that neither it or HeritageBank, nor any of their respective officers, directors, managers, trustees, employees or representatives, including any investment banker, financial advisor, attorney or accountant retained by Heritage or HeritageBank, may solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group concerning any acquisition transaction. An “acquisition transaction” is defined in the merger agreement to mean an offer or proposal by a person or entity other than Renasant or Renasant Bank for (1) a merger, tender offer, recapitalization or consolidation or similar transaction involving Heritage or HeritageBank, (2) a purchase, lease or other acquisition or assumption of all or substantially all of the assets of Heritage or HeritageBank, (3) a purchase or other acquisition of beneficial ownership of securities representing 51% or more of the voting power of Heritage or (4) any substantially similar transaction.

The merger agreement does not prevent Heritage, or its board of directors, from, prior to the receipt of Heritage stockholder approval:

(1)	participating in discussions with a person regarding an unsolicited bona fide written proposal to engage in any acquisition transaction, which we refer to as an “acquisition proposal,” solely to clarify the terms of such acquisition proposal;

(2)	providing information in response to an acquisition proposal after receipt from such person of an executed confidentiality agreement;

(3)	engaging in any negotiations or discussions with a person who has made an acquisition proposal;

(4)	failing to recommend, or withdrawing or changing its recommendation of, the merger agreement and the merger and/or failing to hold the special meeting to approve the merger agreement; or

(5)	recommending an acquisition proposal to the stockholders of Heritage.

With respect to items (3), (4) and (5) above, however, the board of directors of Heritage may only undertake any of the actions covered by such items after it has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (a) failure to take such action would be inconsistent with the board of directors’ fiduciary duties under applicable law and (b) taking into account all legal, financial and regulatory aspects of the acquisition proposal (including any termination fees that would be payable to Renasant) that the board of directors deems relevant, such acquisition proposal both is more favorable to Heritage’s stockholders from a financial point of view than the merger with Renasant and is reasonably likely to be consummated. Any proposal satisfying (a) and (b) is a “superior proposal” under the merger agreement.

Heritage must notify Renasant in writing (1) the terms of any acquisition proposal it receives (which notice must include copies of the acquisition proposal and all information provided to the person making the acquisition proposal) and (2) that Heritage’s board of directors has determined to (a) withdraw, modify or qualify, in a manner adverse to Renasant, its recommendation that Heritage stockholders approve the merger agreement and the transactions contemplated by the merger agreement, or publicly propose to do any of the foregoing, or (b) take any action or make any statement in connection with the Heritage special meeting inconsistent with such recommendation. Any action by Heritage’s board covered by subpart (2) of the foregoing sentence is referred to as a “change in Heritage recommendation.” Heritage must deliver this written notice no more than 48 hours after receipt of the acquisition proposal or the board’s determination to make a change in Heritage recommendation.

During the six business days after Renasant’s receipt of the notice described in the preceding paragraph, which we refer to as the “notice period,” Heritage is required to, and to cause its financial advisors and outside legal counsel to, negotiate with Renasant in good faith to allow Renasant to propose changes to the terms of the merger agreement that make it unnecessary for Heritage’s board of directors to make a change in Heritage recommendation or otherwise terminate the merger agreement. In the case of a superior proposal, this means that Renasant would propose changes to the merger agreement such that the proposal no longer is a superior proposal. After the notice period ends, Heritage’s board of directors must determine in good faith, after consultation with its financial advisors and outside legal counsel, whether, assuming the changes to the merger agreement that Renasant has proposed are given effect, it would still be inconsistent with the directors’ fiduciary duties under applicable law to not make a change in Heritage recommendation (or terminate the merger agreement). Heritage’s board of directors also must determine whether the acquisition proposal continues to be a superior proposal. If during the notice period the third party makes material modifications to the financial terms or other material terms of its acquisition proposal, Heritage must give Renasant written notice thereof, and Renasant has an additional six business days to propose revisions to the terms of the merger agreement.

Neither Heritage nor HeritageBank may terminate the merger agreement during the notice period, unless Renasant gives notice that it does not intend to negotiate to match or better the superior proposal. If Renasant has not notified Heritage of whether it has elected to attempt to match or better the superior proposal by the day after the expiration of the notice period, Heritage may terminate the merger agreement and proceed with the superior proposal. Under these circumstances, Heritage will be obligated to pay a termination fee to Renasant upon the consummation of the transaction contemplated by the superior proposal as described below. See “Termination of the Merger Agreement” and “Termination Fee” below.

Board Recommendations

Except where Heritage’s board of directors has determined, after consultation with its financial advisors and outside legal counsel, that its failure to act would be inconsistent with the board of directors’ fiduciary duties under applicable law, neither the Heritage board of directors nor any board committee shall:

•	make a change in Heritage recommendation;

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal; or

•	cause Heritage to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an acquisition transaction.

A change in Heritage recommendation also includes the failure by Heritage’s board of directors to recommend against an acquisition proposal.

Similarly, except where Renasant’s board of directors has determined, after consultation with its financial advisors and outside legal counsel, that its failure to act would be inconsistent with the board of directors’ fiduciary duties under applicable law, neither the Renasant board of directors nor any board committee may withdraw, modify or qualify, in a manner adverse to Renasant, its recommendation that Renasant stockholders approve the merger agreement and the transactions contemplated by the merger agreement, or publicly propose to do any of the foregoing or take any action or make any statement in connection with the Renasant special meeting inconsistent with such approval or recommendation.

Finally, neither Heritage nor Renasant may fail to hold its respective special meeting of stockholders unless its board of directors has determined, in a manner similar to the other determinations described above, that holding its special meeting would be inconsistent with the directors’ fiduciary duties under applicable law.

Reasonable Best Efforts

Renasant and Heritage have agreed to use their respective reasonable best efforts to take all actions that are necessary, proper or advisable under the merger agreement and applicable laws to consummate and make effective the merger and the other transactions contemplated by the merger agreement as promptly as practicable. Renasant and Heritage have also agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the merger agreement as soon as practicable. Further, each of Renasant and Heritage must use their reasonable best efforts to resolve any objections to the merger that may be asserted by a governmental entity. However, if a governmental entity brings a formal proceeding to contest the merger, neither party is required to answer or defend such contest or otherwise pursue the merger. In addition, Renasant is not required to, and without Renasant’s prior consent, neither Heritage nor HeritageBank may, take any action or agree to any condition or restriction in connection with obtaining the consent or approval of a governmental entity if such action, condition or restriction is reasonably likely to result in a material adverse effect.

Employee Matters

For employees of Heritage and its subsidiaries who become employees of Renasant or its subsidiaries after the merger, referred to as “transferred employees,” Renasant may maintain any Heritage benefit plan or offer such employees coverage under similar Renasant employee benefit plans. Renasant will recognize the service of transferred employees for purposes of eligibility to participate and vesting under Renasant benefit plans, policies or arrangements, subject to applicable break-in-service rules.

Renasant will provide continuation coverage as required under COBRA to former employees of Heritage and their beneficiaries who were entitled to COBRA coverage immediately prior to the effective time of the merger. Renasant has agreed that any preexisting condition, limitation or exclusion in its group health, long-term disability and group term life insurance plans shall not apply to transferred employees or their covered dependents who are covered under similar plans maintained by Heritage or HeritageBank to the extent such condition, limitation or exclusion is waived, satisfied or inapplicable to such employee under a Heritage or HeritageBank plan on the closing date of the merger and who then changes coverage to the similar Renasant plan when the employee is first given the option to enroll. The merger agreement does not restrict the ability of Renasant, Renasant Bank or any other Renasant employer to amend, merge or terminate employee benefit plans sponsored by Heritage in accordance with their terms or applicable law. Except to the extent of contractual commitments specifically made or assumed by Renasant, no Renasant employer will have any obligation arising from the merger to continue the employment of a transferred employee or to continue employment in any specific job or at any specified level of compensation or any incentive payments, benefits or perquisites.

As of the closing date of the merger, Renasant has agreed to assume and honor in accordance with their terms all employment agreements in effect immediately prior to the effective time of the merger, which have been disclosed to Renasant in the merger agreement, provided that each Heritage employee who has entered into such an agreement executes an assumption agreement in form and substance satisfactory to both Renasant and Heritage. Heritage has agreed to use its reasonable best efforts to obtain these assumptions agreements. It is a condition to the consummation of the merger that Mr. Dorminey and Ms. Slappey enter into assumption agreements. The forms of the assumption agreements to be entered into by each of Mr. Dorminey and Ms. Slappey are attached as schedules to the merger agreement, which is included as Annex A to this joint proxy statement/prospectus.

Heritage has agreed to adopt resolutions to terminate its employee stock ownership plan, defined pension benefit plan, 401(k) plan and certain other deferred compensation arrangements, in each case effective as of the closing date of the merger. Heritage has also agreed to make a contribution to its defined benefit pension plan prior to the closing date of the merger in an amount to be agreed upon by Heritage and Renasant.

Directors’ and Officers’ Insurance and Indemnification

The merger agreement provides that for a period of six years following the closing date of the merger, Renasant will indemnify and hold harmless each current and former director and officer of Heritage and any of its subsidiaries, and their heirs, personal representatives and estates. Current Heritage directors and officers are entitled to indemnity only if such persons sign a joinder agreement with Renasant allowing Renasant to participate in or completely assume the defense of any claim for which indemnification may be sought. The indemnification applies to acts or omissions occurring at, prior to or after the closing date of the merger. The joinder agreement also requires such officer or director to cooperate in the defense of any action for which indemnification is sought. Renasant will indemnify such individuals against, and shall advance or reimburse any and all costs and expenses of, any judgments, interest, fines, damages or other liabilities, or amounts paid in settlement, as such are incurred in connection with any claim, action, suit or proceeding based upon or arising from the indemnified party’s capacity as an officer or director of Heritage or any of its subsidiaries. The indemnification will be provided to the same extent as such Heritage directors or officers would be indemnified under Heritage’s articles of incorporation, as amended, and bylaws in effect on the date of the merger agreement. No indemnity will be provided, however, if the claim against the Heritage director or officer arises on account of his or her service on the board of another for-profit entity.

The amount of indemnification to be provided by Renasant to all indemnified parties as a group is capped at an amount equal to the sum of $5,000,000 and the policy limits of the directors’ and officers’ liability insurance coverage obtained by Heritage described below in the last paragraph of this subsection. See “The Merger—Interests of Certain Heritage Directors and Executive Officers in the Merger.” Renasant has no responsibility as to how such total sum is allocated among that group. Any amounts otherwise owed by Renasant pursuant to its indemnification obligations will be reduced by any amounts that an indemnified party receives from any third party.

Renasant has also agreed to indemnify and hold harmless Heritage and HeritageBank and each of the directors, officers and controlling persons of either against any losses, claims, damages or liabilities arising under the Securities Act. Renasant will indemnify such individuals only insofar as such losses, claims, damages or liabilities (or actions in respect of any of the foregoing) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in this joint proxy statement/prospectus, or in any amendment or supplement, or arising out of or based upon the omission or alleged omission to state in any such document a material fact required to be stated or necessary to make the statements in such document not misleading. Renasant will pay or promptly reimburse such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such action or claim. Renasant, however, is not obligated to indemnify such persons with respect to any such loss, claim, damage or liability (or actions in respect of any of the foregoing) which arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in this joint proxy statement/prospectus, or in any amendment or supplement, in reliance upon information furnished to Renasant by Heritage or HeritageBank for use in this joint proxy statement/prospectus. Renasant is entitled to participate in the defense of any such action. If Renasant assumes the defense with counsel satisfactory to the indemnified party, after notice to the indemnified party of its election to assume the defense, Renasant will not be liable for any legal or other expenses of defense incurred by the indemnified party. If Renasant elects not to assume such defense, or if counsel for the indemnified party advises that there are conflicts of interest between Renasant and the indemnified parties, such parties may retain their own counsel, at Renasant’s expense. The indemnification provided in connection with actions arising under the Securities Act is not subject to the indemnification cap described in the paragraph immediately above.

Heritage has also agreed to obtain a six year “tail” prepaid directors’ and officers’ liability insurance policy(ies). The insurance policy(ies) must cover acts or omissions occurring prior to the closing date of the merger. The policy(ies) must be on terms and in amounts substantially similar to those in effect for Heritage on the date of the merger agreement. However, Heritage is not permitted to pay an aggregate premium for such insurance coverage in excess of 300% of the premium for such coverage as currently held by Heritage. In such event, Heritage shall purchase as much coverage as reasonably practicable for 300% of the premium amount.

Lock-Up Agreements

Each director of Heritage has signed an agreement with Renasant obligating such person, in his or her capacity as a Heritage stockholder, to vote his or her shares of Heritage common stock in favor of the merger agreement. The lock-up agreements signed by non-employee directors of Heritage contain one feature not found in the analogous agreements signed by directors who are also Heritage employees: for a period of two years following the closing of the merger, those non-employee directors are prohibited from, directly or indirectly, engaging in a “competitive business,” or soliciting Renasant customers with respect to any competitive business, in the State of Georgia. These non-employee directors are also prohibited from directly or indirectly soliciting employees, contractors or agents of Renasant in any geographic area during this two-year period. In these agreements, a non-employee director will be engaged in a “competitive business” if he or she engages in a banking business. Equipment leasing, insurance, trust and investment advisory services and ownership interests in place when the merger agreement was signed are permitted (certain of the Heritage non-employee directors also have additional limited exceptions to their respective non-competition obligations).

Conditions to the Completion of the Merger

Renasant’s and Heritage’s respective obligations to complete the merger are subject, but not limited, to the fulfillment or, in certain cases, waiver of the following conditions:

•	All necessary regulatory, governmental and other approvals and consents required to complete the merger of Heritage into Renasant and the merger of HeritageBank into Renasant Bank shall have been obtained.

•	Stockholders of Heritage and Renasant shall have approved the merger agreement and the merger.

•	There shall be no legal prohibition to the merger, nor shall there be any action by a governmental entity of competent jurisdiction which in effect prohibits and makes the completion of the merger illegal.

•	The registration statement of which this joint proxy statement/prospectus forms a part shall be effective, and the shares of Renasant common stock being registered shall have been approved for listing on Nasdaq.

•	Customary legal opinions as to the U.S. federal income tax treatment of the merger shall have been delivered.

•	No Heritage director, officer or employee shall serve as a director of the Chattahoochee Bank of Georgia (as of the date of this document, Mr. Dorminey serves as a director of this bank).

•	The representations and warranties of the other party to the merger agreement must be true and correct in all material respects (without giving effect to any limitations as to materiality or material adverse effect) as of the date of the merger agreement and as of the closing date of the merger as though made as of such closing date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had, and would not reasonably be expected to have, a material adverse effect on such other party to the merger agreement (other than certain representations and warrants relating to bank regulatory matters, which must be true and correct in all material respects).

•	The performance in all material respects of all the obligations of the other party to the merger agreement.

The obligations of Renasant under the merger agreement to complete the merger are also subject, but not limited, to the fulfillment, on or prior to the closing date of the merger, of the following conditions (any one or more of which may be waived by Renasant to the extent permitted by law):

•

Heritage shall have delivered written consents from the FDIC, in its capacity as receiver under the loss-share agreements to which Heritage is a party, to the effect that there will be no adverse change in

Heritage’s loss-share coverage by reason of the consummation of the merger agreement, and no event shall have occurred that resulted, or is reasonably likely to result, in a loss of a material amount of loss-share coverage from the FDIC.

•	Heritage shall have delivered assumption agreements executed by each of Mr. Dorminey and Ms. Slappey and employment agreement amendments executed by each of Mr. Fountain and Mr. Smith.

•	Heritage’s board of directors shall have adopted resolutions terminating Heritage’s 401(k) plan effective as of the closing date of the merger.

•	No material adverse effect shall have occurred with respect to Heritage.

•	Heritage shall have delivered consents from certain specified individuals regarding the cancellation and cash-out of their stock options.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

Subject to certain limitations, the merger agreement may be terminated at any time prior to the closing date of the merger, whether before or after approval of the merger agreement by Renasant’s and/or Heritage’s stockholders:

•	by mutual written consent of Renasant and Heritage;

•	by Renasant or Heritage if:

•	the closing date of the merger shall not have occurred on or prior to September 30, 2015, unless the closing is delayed because approval by a governmental entity is pending and has not been finally resolved or because any stockholder litigation relating to the merger has not been dismissed, settled or otherwise resolved, in which event such date shall be automatically extended to December 31, 2015, unless the failure to complete the merger by that date is due to the breach of the merger agreement by the party seeking to terminate;

•	Heritage’s or Renasant’s stockholders do not approve the merger agreement at the applicable special meeting;

•	30 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 30-day period a petition for rehearing or an amended application is filed. A party may terminate 30 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements set forth in the merger agreement;

•	any governmental entity shall have issued a final, non-appealable order enjoining the completion of the merger and the other transactions contemplated by the merger agreement; or

•	there has been a breach or failure to perform by the other party of (1) any covenant or undertaking in the merger agreement or (2) any representation or warranty of the other party contained in the merger agreement, where such breach or failure to perform prevents the breaching party from satisfying a condition to closing in the merger agreement and cannot be or has not been cured within 30 days following delivery of written notice of the breach.

•	by Renasant if:

•	Renasant elects not to propose revisions to the merger agreement to match or better a superior proposal;

•	Heritage’s board of directors makes a change in Heritage recommendation;

•	Heritage fails to call or convene the special meeting to approve the merger agreement; or

•	Heritage approves or recommends, or publicly proposes to approve or recommend, an acquisition proposal by a third party.

•	by Heritage if:

•	either (1) Renasant notifies Heritage that it does not intend to propose revisions to the merger agreement to match or better a superior proposal or otherwise does not respond to Heritage’s notice of its receipt of an acquisition proposal within the six business day notice period or (2) Heritage’s board of directors determines in good faith, after consultation with its financial advisors and outside legal counsel that, even after giving effect to changes to the merger agreement proposed by Renasant, it would be inconsistent with the directors’ fiduciary duties under applicable law not to terminate the merger agreement and that the acquisition proposal still constitutes a superior proposal;

•	the board of directors of Heritage determines in good faith, after consultation with its financial advisors and outside legal counsel, that it would be inconsistent with the directors’ fiduciary duties under applicable law to (1) hold the special meeting, (2) recommend the merger agreement to Heritage stockholders, (3) fail to terminate the merger agreement and accept an acquisition proposal from a third party or (4) not make a change in Heritage recommendation;

•	Renasant’s board of directors withdraws or qualifies the recommendation in this joint proxy statement/prospectus that Renasant’s stockholders vote to approve the merger agreement, or proposes publicly to do either of the foregoing; or

•	Renasant fails to call or convene the special meeting to approve the merger agreement.

Terminati on Fee

Under certain circumstances, Heritage may owe Renasant a termination fee if the merger agreement is terminated. In all cases, the termination fee is the sum of $10,300,000 plus all of Renasant’s reasonable costs and expenses, up to $750,000, incurred in connection with the merger agreement and the transactions contemplated thereby, including legal, accounting and investment banking fees and expenses. The payment of the termination fee is the exclusive remedy available to Renasant if the merger agreement is terminated under the circumstances described below.

Under the first set of circumstances, prior to any event allowing either party to terminate the merger agreement, an acquisition proposal must have been publicly announced or otherwise made known to Heritage’s senior management, board of directors or stockholders generally and not have been irrevocably withdrawn more than five business days prior to the Heritage special meeting or the date the merger agreement is otherwise terminated, as described in the next sentence. Next, the merger agreement must have been terminated either (1) by Renasant or Heritage, because Heritage’s or Renasant’s stockholders failed to approve the merger agreement, or (2) by Renasant, because of a willful breach or failure to perform by Heritage of any representation, warranty, covenant or undertaking contained in the merger agreement, which breach cannot be or has not been cured within 30 days following delivery of written notice of the breach. In such event, if the acquisition transaction is consummated with the third party whose acquisition proposal precipitated the termination of the merger agreement within 12 months of termination, then on the date of the consummation of such acquisition transaction, Heritage must pay Renasant the termination fee by wire transfer of same-day funds.

Alternatively, if (1) Renasant terminates the merger agreement under any of the circumstances described under the second bullet point in the “Termination of the Merger Agreement” subsection immediately above, or (2) Heritage terminates the merger agreement under any of the circumstances described under the third bullet point in the “Termination of the Merger Agreement” subsection immediately above, then in either case Heritage is required to pay Renasant the termination fee by wire transfer of same-day funds. A termination under these circumstances is not effective until Renasant receives such funds. In no event shall Heritage be required to pay the termination fee to Renasant more than once.

If Heritage fails promptly to pay the termination fee and Renasant sues for such fee and wins a judgment against Heritage, Heritage must also pay to Renasant its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

Amendment and Waiver

Subject to applicable law, the parties may amend the merger agreement by written agreement if so authorized by their respective boards of directors. However, after Renasant and Heritage stockholders have approved the merger agreement, there may not be, without further stockholder approval, any amendment of the merger agreement that requires such further stockholder approval under applicable law. Either party to the merger agreement may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Expenses

Regardless of whether the merger is completed, all expenses incurred in connection with the merger, the bank merger, the merger agreement and other transactions contemplated thereby will be paid by the party incurring the expenses, except that Renasant and Heritage will share equally the costs and expenses of printing and mailing this joint proxy statement/prospectus as well as the filing fee for the Registration Statement on Form S-4 of which this joint proxy statement/prospectus is a part and all other fees related to the merger and the bank merger.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a summary description of the anticipated material U.S. federal income tax consequences of the merger generally applicable to U.S. holders of Heritage common stock who hold the common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary description deals only with the U.S. federal income tax consequences of the merger. No information is provided regarding the tax consequences of the merger under state, local, gift, estate, foreign or other tax laws, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. The following is not intended to be a complete description of the U.S. federal income tax consequences of the merger to all holders of Heritage common stock in light of their particular circumstances or to holders of Heritage common stock subject to special treatment under U.S. federal income tax laws, such as:

•	Non-U.S. stockholders;

•	“S” corporations or entities treated as partnerships for U.S. federal income tax purposes or holders of Heritage common stock who hold their shares through “S” corporations or entities treated as partnerships for U.S. federal income tax purposes;

•	financial institutions;

•	insurance companies;

•	qualified insurance plans;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	stockholders subject to the alternative minimum tax provisions of the Code;

•	stockholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or sell their shares of Heritage common stock as part of a wash sale; or

•	stockholders who hold the common stock as part of a “hedge,” “straddle” or other risk reduction mechanism, “constructive sale,” or “conversion transaction,” as these terms are used in the Code.

A “U.S. holder” of Heritage common stock, referred to in this discussion as a “holder” of Heritage common stock, means a beneficial owner of Heritage common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust was in existence on August 20, 1996, and has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

This discussion is based upon, and subject to, the Code, the Treasury regulations promulgated under the Code, as well as existing interpretations, administrative rulings and judicial decisions relating thereto, all as in effect as of the date of this joint proxy statement/prospectus. All of these authorities are subject to change, possibly with retroactive effect. Any such change could materially affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences of the merger to you. We urge you to consult a tax advisor regarding the tax consequences of the merger to you.

Qualification of the Merger as a “Reorganization”

Renasant and Heritage intend the merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code. The obligation of Renasant and Heritage to complete the merger is conditioned upon the receipt of tax opinions from Phelps Dunbar LLP, counsel to Renasant, and Alston & Bird LLP, counsel to Heritage, dated the closing date of the merger, to the effect that the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

These opinions are and will be subject to customary qualifications and assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the merger strictly in accordance with the merger agreement and the registration statement. In rendering their tax opinions, each counsel is entitled to rely upon representation letters executed by officers of Renasant and Heritage, reasonably satisfactory in form and substance to each such counsel. If any of these assumptions or representations is inaccurate in any way, these opinions could be adversely affected. The tax opinions will represent each counsel’s best legal judgment but will have no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues. In addition, neither Renasant nor Heritage have requested, nor do they intend to request, a ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Accordingly, there can be no assurances that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below or any of the tax consequences described in the tax opinions. Except as otherwise indicated, the following discussion assumes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

Exchange of Heritage Common Stock for Renasant Common Stock. No gain or loss will be recognized by holders of Heritage common stock upon the exchange of shares of Heritage common stock for shares of Renasant common stock pursuant to the merger, except in respect of cash received in lieu of the issuance of a fractional share of Renasant common stock (as discussed below).

Exchange of Cash in Lieu of a Fractional Share. A holder of Heritage common stock who receives cash in lieu of the issuance of a fractional share of Renasant common stock will generally be treated as having received such fractional share pursuant to the merger and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such holder of Heritage common stock in an amount equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the aggregate adjusted tax basis of the Heritage shares exchanged in the merger by a holder of Heritage common stock which is allocable to the fractional share of Renasant common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period by the holder thereof for such shares of Heritage common stock is more than one year.

Tax Basis of Renasant Common Stock Received in the Merger. The aggregate tax basis of the Renasant common stock (including a fractional share deemed received and sold for cash as described above) received in the merger by a holder of Heritage common stock for his, her or its shares of such stock will equal the aggregate tax basis of the Heritage common stock surrendered in the exchange.

Holding Period of Renasant Common Stock Received in the Merger. The holding period for any Renasant common stock received in the merger by a holder of Heritage common stock will include the holding period of the Heritage common stock surrendered in the exchange by such holder.

Tax Consequences if the Merger Does Not Qualify as a “Reorganization”

If the merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the merger will be a fully taxable transaction to the holders of Heritage common stock. In such case, each holder of Heritage common stock will recognize gain or loss measured by the difference between the total consideration received in the merger (including, but not limited to, the fair market value, as of the closing date of the merger, of the shares of Renasant common stock received) and such holder’s tax basis in the shares of Heritage common stock surrendered in the merger. Each holder of Heritage common stock is urged to consult his or her tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Heritage common stock surrendered in the merger. The aggregate tax basis in the shares of Renasant common stock received pursuant to the merger will be equal to the fair market value of such Renasant common stock as of the closing date of the merger. The holding period of such shares of Renasant common stock will begin on the date immediately following the closing date of the merger.

Backup Withholding and Information Reporting

In general, information reporting requirements may apply to the cash payments made to holders of Heritage common stock in connection with the merger, unless an exemption applies. Backup withholding may be imposed on the above payments at a rate of 28% if a holder of Heritage common stock (1) fails to provide a taxpayer identification number or appropriate certificates or (2) otherwise fails to comply with all applicable requirements of the backup withholding rules.

Any amounts withheld from payments to holders of Heritage common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such holder’s applicable U.S. federal income tax liability, provided the required information is furnished to the Internal Revenue Service. Holders of Heritage common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

Certain Reporting Requirements for Significant Holders

If a holder of Heritage common stock that receives Renasant common stock in the merger is considered a “significant holder,” it will be required (1) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including such holder’s tax basis in, and the fair market value of, the Heritage common stock surrendered by such holder, and (2) to retain permanent records of these facts relating to the merger. A “significant holder” is any holder of Heritage stock that, immediately before the merger, owned at least 5% (by vote or value) of Heritage’s outstanding stock or owned Heritage securities with a tax basis of $1.0 million or more.

THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE MERGER TO YOU. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO YOU.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF HERITAGE AND RENASANT

This section of the joint proxy statement/prospectus describes material differences between the current rights of the holders of Heritage common stock and rights those stockholders will have as Renasant stockholders following the merger. The rights of the holders of Heritage common stock are governed by the Maryland General Corporation Law (the “MGCL”), as well as the Heritage Articles and the Heritage Bylaws. Upon completion of the merger, the rights of the holders of Heritage common stock who become Renasant stockholders as a result of the merger will thenceforth be governed by the Mississippi Business Corporation Act (the “MBCA”) and the Renasant Articles and the Renasant Bylaws.

The following summary does not purport to be a complete statement of the provisions affecting the rights of a holder of Heritage common stock and the rights of a Renasant stockholder. Rather, it is intended only to highlight certain aspects of the MGCL and the MBCA and certain material differences between the rights of holders of Heritage common stock and Renasant stockholders. Further, the identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. The summary is qualified in its entirety by reference to the MGCL, the MBCA, the Renasant Articles and the Renasant Bylaws, and the Heritage Articles and the Heritage Bylaws.

Provision	Renasant	Heritage
Authorized Capital Stock	Renasant’s authorized capital stock consists of 75,000,000 shares of common stock, par value $5.00 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The Renasant Articles authorize Renasant’s board of directors to issue shares of preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of Renasant preferred stock in each series. As of April •, 2015, there were • shares of Renasant common stock outstanding. No shares of Renasant preferred stock were issued and outstanding as of that date.	Heritage’s authorized capital stock consists of the following: (1) 45,000,000 shares of Heritage common stock, par value $0.01 per share; (2) 6,514 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (“Heritage Series A Stock”); and (3) 326 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B, par value $0.01 per share (“Heritage Series B Stock”). As of April —, 2015, there were — shares of Heritage common stock outstanding, and no shares of Heritage Series A Stock or Heritage Series B Stock were outstanding.

Voting Limitations

The Renasant Articles do not limit the number of shares held by a stockholder that may be voted by such stockholder.

The MBCA contains a control share acquisition statute that limits the voting power of a stockholder under certain circumstances. However, this statute does not apply to Renasant because it is a bank holding company.

The Heritage Articles generally prohibit any stockholder that beneficially owns more than 10% of the outstanding shares of Heritage common stock from voting shares in excess of this limit.

The MGCL contains a control share acquisition statute that, in general terms, provides that where a stockholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-tenth or more but less than one-third, one-third or more but less than a majority or a majority or more), approval of the control share acquisition by the corporation’s stockholders must be obtained before the acquiring stockholder may vote the control shares. The required stockholder vote is two-thirds of all votes entitled to be cast, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which Heritage has done pursuant to the Heritage Bylaws. Accordingly, the Maryland control share acquisition statute does not apply to acquisitions of shares of Heritage common stock.

Board of Directors; Election of Directors	The Renasant Articles provide for a board
of directors consisting of between seven
and 20 directors as fixed from time to time
by Renasant’s board of directors.
Currently, there are 16 directors on
Renasant’s board of directors. The
Renasant board of directors is classified
into three classes, with approximately one-
third of the directors elected at each year’s
annual meeting of stockholders. In the
election of directors, Renasant
stockholders do not have the right to
cumulate their votes. The candidates in
each class up for election who receive the
highest number of votes cast, up to the
number of directors to be elected in that
class, are elected.	The Heritage Articles provide for a board
of directors initially consisting of seven
directors, which number may be increased
or decreased in the manner provided in the
Heritage Bylaws. Currently, there are
seven directors on Heritage’s board of
directors. The Heritage board of directors
(other than those directors who may be
elected by the holders of any series of
preferred stock) is classified into three
classes, with approximately one-third of
the directors elected at each year’s annual
meeting of stockholders. In the election of
directors, Heritage stockholders do not
have the right to cumulate their votes. The
candidates in each class up for election
who receive the highest number of votes
cast, up to the number of directors to be
elected in that class, are elected.

Stockholder Nominations and Proposals	Rule 14a-8 promulgated by the SEC under the Exchange Act establishes the rules for stockholder proposals intended to be included in a public company’s proxy statement. Rule 14a-8 applies to both Renasant and Heritage. Under the rule, a stockholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first mailed the previous year’s proxy statement to stockholders. If, however, the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.	Rule 14a-8 promulgated by the SEC under the Exchange Act establishes the rules for stockholder proposals intended to be included in a public company’s proxy statement. Rule 14a-8 applies to both Renasant and Heritage. Under the rule, a stockholder proposal must be received by the subject company at least 120 days before the anniversary of the date on which the company first mailed the previous year’s proxy statement to stockholders. If, however, the annual meeting date has been changed by more than 30 days from the date of the prior year’s meeting, or for special meetings, the proposal must be submitted within a reasonable time before the subject company begins to print and mail its proxy materials.

The Renasant Bylaws set forth advance notice procedures for the nomination, other than by Renasant’s board of directors or one of its committees, of candidates for election as directors and for other stockholder proposals. The Renasant Bylaws provide that, for any stockholder proposal to be presented in connection with an annual meeting but without inclusion in Renasant’s proxy materials for that meeting, including the nomination of an individual to be elected to the board of directors, the stockholder must give timely written notice thereof in writing to Renasant’s Secretary in compliance with the advance notice and eligibility requirements contained in the Renasant Bylaws. To be timely, a stockholder’s notice must be delivered to the Secretary at Renasant’s corporate headquarters not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if public announcement of the date of such meeting is made less than 120 days in advance, the 10th day following the date of the first public announcement of the date of such meeting.

The advance notice provisions in the Renasant Bylaws also provide that in the case of a special meeting of stockholders called for the purpose of electing one or more directors, a stockholder may nominate a person or persons (as the case may be) for election to such position if the stockholder’s notice is delivered to the Secretary at Renasant’s headquarters address not earlier than the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or, if public announcement of the date of such meeting is made less than 120 days in

The Heritage Bylaws set forth advance notice procedures for the nomination, other than by Heritage’s board of directors or one of its committees, of candidates for election as directors and for other stockholder proposals. The Heritage Bylaws provide that, for any stockholder proposal to be presented in connection with an annual meeting but without inclusion in Heritage’s proxy materials for that meeting, including the nomination of an individual to be elected to the board of directors, the stockholder (i) must be a stockholder of record on the date of giving notice and on the record date for the determination of stockholders entitled to vote at such meeting and (ii) give timely written notice thereof in writing to Heritage’s Secretary in compliance with the advance notice and eligibility requirements contained in the Heritage Bylaws. In order for a notice of a director nomination to be timely, it must be delivered or mailed to and received by the Secretary at Heritage’s principal executive offices not less than 90 days or more than 120 days prior to the date of the meeting; provided, however, that in the event that less than 100 days’ notice or public announcement of the date of the meeting is given or made to stockholders, such notice must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or otherwise transmitted or the day on which public announcement of the date of the meeting was first made by Heritage, whichever occurs first. In order for a notice of any other stockholder proposal to be timely, it must be delivered or mailed to and received by the Secretary at Heritage’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close advance, the 10th day following the date of the first public announcement of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

The notice must contain the detailed information specified in the Renasant Bylaws about the stockholder making the nomination or proposal and, as applicable, each nominee or the proposed business. Nominations that are not made in accordance with the foregoing provisions may be ruled out of order by the presiding officer or the chairman of the meeting.

of business on the later of the 90th day prior to such annual meeting or the 10th day following the first to occur of (i) date of the first public announcement of the date of such meeting or (ii) the date that notice of the date of such meeting was mailed or otherwise transmitted.

The notice must contain detailed information specified in the Heritage Bylaws about the stockholder making the nomination or proposal and, as applicable, each nominee or the proposed business. In addition, the stockholder proponent must make a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business or nominate such persons to serve as director, as applicable. Nominations or business proposals that are not made in accordance with the foregoing provisions may be declared defective at the meeting and disregarded.

Removal of Directors	Under the MBCA, unless a corporation’s
articles of incorporation provide
otherwise, stockholders may remove a
director with or without cause if the
number of votes cast to remove the
director exceeds the number of votes cast
not to remove the director. The Renasant
Articles do not address director removal,
and therefore the foregoing MBCA
provision governs the removal of a
director from Renasant’s board.	Under the Heritage Articles, directors may
be removed from office at any time, but
only for cause and only by the affirmative
vote of the holders of at least a majority of
the voting power of the then-outstanding
shares of capital stock of Heritage entitled
to vote generally in the election of
directors (after giving effect to the
provisions and limitations contained in
Article 5 of the Heritage Articles) voting
together as a single class.

Vacancies	Under the Renasant Bylaws, if during the year a vacancy in the board of directors should occur, the remaining directors on Renasant’s board may appoint a Renasant stockholder to serve until the next annual meeting of stockholders.	Under the Heritage Bylaws, any vacancies in the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, and any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

Special Meetings of Stockholders	The Renasant Bylaws provide that a special meeting of stockholders may be called by the Renasant board or by Renasant stockholders owning at least 50% of Renasant’s outstanding capital stock.	The Heritage Bylaws provide that a special meeting of stockholders may be called by the Chief Executive Officer, the Heritage board or upon the request of Heritage stockholders owning at least a majority of all the votes entitled to be cast at the meeting.

Notice of Stockholder Meetings	The Renasant Bylaws provide that the president or secretary of Renasant must give written notice of any annual or special meeting of stockholders to each stockholder of record entitled to vote at such meeting at least ten days before such meeting. The notice must state the time and place of the meeting and, in the case of a special meeting, the purposes of the meeting	The Heritage Bylaws provide that Heritage’s Secretary must give written notice between 10 and 90 days before any stockholder meeting to each stockholder entitled to vote at such meeting and to each other stockholder entitled to notice of the meeting. The notice must state the time and place of the meeting, the means of remote communication, if any, and, in the case of a special meeting, the purposes of the meeting.

Quorum	Under the Renasant Bylaws, the presence in person or by proxy of holders of a majority of the outstanding shares of the corporation entitled to vote shall constitute a quorum at a meeting of stockholders. If a quorum is not present or represented at the annual meeting, the holders of a majority of the stock present and represented at the meeting may adjourn the meeting without further notice. If a quorum is not present or represented at a special meeting, there shall be no adjournment but the call of the meeting will be voided and a new call must be issued for any special meeting.	Under the Heritage Bylaws, the presence in person or by proxy of holders of one-third of the shares entitled to vote at the meeting constitutes a quorum for such meeting of stockholders unless the presence of a larger number is required by law. Where a separate vote by class is required, the presence in person or by proxy of a majority of the shares of such class or classes shall constitute a quorum entitled to take action with respect to that vote on that matter. If a quorum is not present or represented at a meeting of stockholders, the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present or represented at the meeting may adjourn the meeting until a quorum is obtained.

Action by Written Consent	The Renasant Articles and Renasant Bylaws are silent with respect to its stockholders’ ability to act by written consent; therefore, Mississippi law governs. The MBCA provides that any action required or permitted to be taken at a stockholders’ meeting may be taken without a meeting if the action is taken by all the stockholders entitled to vote on the action and is evidenced by one or more written consents.	The Heritage Bylaws provide that any action that may be taken at a meeting of stockholders may be taken by unanimous written consent of all stockholders entitled to vote on the matter and, if such action is taken by the holders of any class of Heritage’s stock other than common stock, such action may be taken by delivering a written consent of holders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of all such stockholders.

Dividends and Other Distributions	The MBCA prohibits a Mississippi corporation from making any distributions to its stockholders, including the payment of cash dividends, which would render the corporation unable to pay its debts as they become due in the usual course of business. Also prohibited is any	The Heritage Articles provide that dividends may be declared by the Heritage board of directors out of funds lawfully available therefor. Under Maryland law, Heritage may not declare a dividend if, after giving effect to such dividend, it would not be able to pay indebtedness as distribution that would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

The ability of Renasant to pay distributions to its stockholders depends to a large extent upon the amount of the dividends it receives from Renasant Bank.

the indebtedness becomes due in its usual course of business or if its total assets would be less than the sum of its total liabilities. At any given time, Heritage may declare a dividend out of (1) its net earnings for the fiscal year in which the dividend is made, (2) its net earnings for the preceding fiscal year or (3) the sum of the net earnings for the preceding eight fiscal quarters.

Heritage’s ability to pay dividends is limited, however, by the provisions of the Heritage preferred stock, which state that Heritage may only declare and pay a dividend on its common stock, or repurchase shares of any such class or series of common stock, if all accrued and unpaid dividends for all past dividend periods on all outstanding shares of preferred stock have been paid or are contemporaneously declared and paid in full (or declared and a sum sufficient for the payment thereof has been set aside for holders of shares of preferred stock).

Indemnification	The Renasant Bylaws require Renasant to indemnify its directors and officers (referred to in this subsection as the indemnitees) against liability and reasonable expenses (including attorneys’ fees) incurred in connection with any proceeding an indemnitee is made a party to if he or she met the required standard of conduct. To meet the standard of conduct, the indemnitee must have conducted himself or herself in good faith, and he or she must have reasonably believed that any conduct in the indemnitee’s official capacity was in Renasant’s best interests, and in all other cases, his or her conduct was at least not opposed to Renasant’s best interests, or in any criminal proceeding, the indemnitee had no reasonable cause to believe his or her conduct was unlawful. Unless otherwise ordered by a court, Renasant is not obligated to indemnify an indemnitee in connection with (1) a proceeding in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the indemnitee met the standard of conduct described in the immediately preceding sentence or (2) a

The Heritage Articles provide for the indemnification of current and former directors and officers to the fullest extent authorized by law and of employees and agents to such extent as authorized by the board of directors and permitted by law. Heritage may advance expenses to directors and officers, provided that it will be a defense to any action against Heritage for advancement of expenses that Heritage has not received an undertaking by or on behalf of such indemnitee to repay an amount so advanced if it is ultimately determined that such indemnitee has not met the standard of conduct necessary for indemnification and a written affirmation of indemnitee of his good faith belief that such standard has been met.

The Heritage Articles provide that Heritage may maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not Heritage would have the power to indemnify such person against such liability under its articles of incorporation. Heritage maintains such insurance.

proceeding where the indemnitee was found liable because he or she received a financial benefit to which he or she was not entitled.

An indemnitee may apply to the court conducting the proceeding, or to another court, for indemnification or advance for expenses. The court shall (1) order indemnification if the court determines that the indemnitee is entitled to mandatory indemnification under applicable provisions of the MBCA or (2) order indemnification or advance for expenses if the court determines that (a) the indemnitee is entitled to indemnification or advance for expenses under the Renasant Bylaws or (b) in view of all relevant circumstances it is fair and reasonable to indemnify or advance expenses to such indemnitee even if he or she has not met the standard of conduct described above. Renasant must indemnify an indemnitee who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which the indemnitee was a party against reasonable expenses incurred in the proceeding. Renasant generally must advance funds to pay for or reimburse the reasonable expenses incurred by an indemnitee who is a party to a proceeding.

Limitations on Director Liability

The Renasant Articles and Renasant Bylaws do not address the limitation of a director’s liability, and therefore Miss. Code Ann. § 81-5-105 and the MBCA govern this matter.

Under Miss. Code Ann. § 81-5-105(1), the duties of a director or officer of a bank or bank holding company to the bank or bank holding company and its stockholders are to discharge the director’s or officer’s duties in good faith and with the diligence, care, judgment and skill as provided in subsection (2). Under Miss. Code Ann. § 81-5-105(2), a director or officer of a bank or bank holding company cannot be held personally liable for money damages to a corporation or its stockholder unless the officer or director acts in a grossly negligent manner or engages in conduct that demonstrates a greater disregard of the duty of care than gross negligence. In addition, Miss. Code Ann. § 81-5-105(4)

The Heritage Articles limit the liability of officers and directors of Heritage. Heritage officers and directors are not liable to Heritage or its stockholders for money damages, except (1) if such officer or director received an improper benefit or profit, (2) to the extent of any judgment finding that such officer or director’s action or failure to act was the result of active and deliberate dishonesty and was material to the cause being adjudicated in the proceeding, or (3) to the extent otherwise provided by the MGCL.

provides that the provisions of Miss. Code Ann. § 81-5-105 are the sole and exclusive law governing the relation and liability of directors and officers to their bank or bank holding company, or their successor, or to the stockholders thereof, or to any other person or entity.

If the MBCA were applicable in defining the fiduciary duties of officers and directors, Miss. Code Ann. § 79-4-8.31 provides that a director is not liable to a corporation or its stockholders for any decision to take or not take action, or any failure to take any action, as a director, unless the party asserting liability proves certain matters. The party must show that (1) the director was a party to or had a direct or indirect financial interest in a transaction, which transaction was not otherwise approved in accordance with the MBCA, and (2) the challenged conduct consisted or was a result of (a) action not in good faith; (b) a decision which the director did not reasonably believe to be in the best interests of the corporation or as to which the director was not appropriately informed; (c) a lack of objectivity, due to familial, financial or business relationships, or a lack of independence, due to the director’s domination or control by another interested person, where such relationship, domination or control could reasonably be expected to have affected the director’s judgment respecting the challenged conduct in a manner adverse to the corporation, and after a reasonable expectation to such effect has been established, the director cannot demonstrate that he reasonably believed the challenged conduct to be in the best interests of the corporation; (d) the director’s sustained failure to stay informed about the corporation’s business and affairs or otherwise discharge his oversight functions; or (e) receipt of a financial benefit to which the director was not entitled or any other breach of the director’s duty to deal fairly with the corporation and its stockholders that is actionable under law.

Vote on Extraordinary Corporate Transactions; Anti-Takeover Provisions

Under the MBCA, a merger, share exchange, sale, lease, exchange or other disposal of all or substantially all of a Mississippi corporation’s assets, or its dissolution, is approved if the votes cast in favor of the transaction exceed the votes cast against the transaction at a meeting of the stockholders of the corporation where a quorum is present and acting throughout, except approval of a merger by stockholders of the surviving corporation is not required in the instances specified in the MBCA. In addition, Renasant’s governance documents contain provisions establishing elevated voting requirements to approve these transactions under certain circumstances.

The Renasant Articles contain a “fair price” provision. This provision is designed to deter an unsolicited acquisition. The provision provides that the affirmative vote of the holders of not less than 80% of the outstanding shares of all voting stock of Renasant and the affirmative vote of the holders of not less than 67% of the outstanding shares of voting stock held by stockholders other than the “controlling party” shall be required for the approval or authorization of any merger, consolidation, sale, exchange or lease of all of the assets or of assets having a fair market or book value of 25% or more of Renasant’s total assets. These provisions only apply if the subject transaction involves a controlling party. A “controlling party” is a stockholder owning or controlling 20% or more of Renasant’s voting stock at the time of the proposed transaction.

The elevated voting requirements described above are not applicable in any transaction in which (1) the cash or fair market value of the property, securities or other consideration to be received (which includes common stock of Renasant retained by its existing stockholders in such a transaction where Renasant is the surviving entity) per share by holders of Renasant common stock in such transaction is not less than the highest per share price (with appropriate adjustments for stock splits, recapitalizations and the like) paid by the controlling party in the acquisition of any of its holdings of Renasant common stock in the three years preceding the announcement of the

Under the Heritage Articles, if an “Interested Stockholder” (as defined below) is a party to a merger, consolidation or other types of “business combination” (which we describe in more detail below), the affirmative vote of 80% of all votes entitled to be cast is required to approve the business combination. In all cases, the 80% affirmative vote requirement can be waived by a majority vote of Heritage’s “disinterested directors” (as defined below). In addition, such 80% affirmative vote will not be required if certain price criteria and procedural requirements are satisfied.

An “Interested Stockholder” generally is defined in the Heritage Articles as the beneficial owner (as determined in accordance with Rule 13d-3 under the Exchange Act) of 10% or more of the outstanding shares of stock of Heritage entitled to vote generally in the election of directors. In addition, an Interested Stockholder is deemed to own beneficially shares owned, directly or indirectly, by an “Affiliate” or “Associate” (each as defined in the Heritage Articles) of the Interested Stockholder, as well as (1) shares of which it or any such Affiliate or Associate has a right to acquire, (2) shares issuable upon the exercise of options or rights, or upon conversion of convertible securities, held by the Interested Stockholder and (3) shares beneficially owned by any other person with whom the Interested Stockholder or any of his Affiliates or Associates acts as a partnership, syndicate or other group pursuant to an agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of shares of capital stock of Heritage.

Under the Heritage Articles, a “business combination” includes any of the following:

•    a merger or consolidation involving Heritage or any of its subsidiaries and an Interested Stockholder or any other person that is (or after such merger or consolidation would be) an affiliate of an Interested Stockholder;

•    a sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an Interested Stockholder, or any affiliate of an Interested proposed transaction or (2) the transaction is approved by a majority of the entire board of directors.

Stockholder, of assets of Heritage or any of its subsidiaries having an aggregate fair market value equaling or exceeding 25% or more of the total combined assets of Heritage and its subsidiaries;

•    the issuance or transfer of equity securities of Heritage or any of its subsidiaries to an Interested Stockholder or any affiliate of an Interested Stockholder for aggregate consideration having a fair market value equaling or exceeding 25% of the combined assets of Heritage and its subsidiaries;

•    adoption of any plan or proposal for the liquidation or dissolution of Heritage proposed by or on behalf of an Interested Stockholder or any affiliate of an Interested Stockholder; and

•    a reclassification or recapitalization of securities (including any reverse stock split) of Heritage or any of its subsidiaries or a reorganization, in any case having the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of Heritage or any of its subsidiaries owned, directly or indirectly, by an Interested Stockholder or an affiliate of an Interested Stockholder.

A “disinterested director” is member of the Heritage board of directors who is unaffiliated with the Interested Stockholder and was a member of the board of directors prior to the time that the Interested Stockholder became an Interested Stockholder, and any director who is thereafter chosen to fill any vacancy on the board of directors or who is elected and who, in either event, is unaffiliated with the Interested Stockholder, and in connection with his or her initial assumption of office is recommended for appointment or election by a majority of disinterested directors then on the Heritage board of directors.

Amendments to Articles of Incorporation

The MBCA provides that the articles of
incorporation of a Mississippi corporation
may be amended if the votes cast in favor
of the amendment exceed the votes cast
against the amendment at a meeting where
a quorum of stockholders is present and
acting throughout. However, the Renasant
Articles impose elevated approval
requirements with respect to certain types
of amendments.

Under the Renasant Articles, the
affirmative vote of not less than 80% of
the outstanding common stock of Renasant
is required to amend or repeal the
provisions of the articles of incorporation
that establish a classified board of
directors or that pertain to the fair price
provisions.

The Heritage Articles generally may be
amended upon approval by the board of
directors and the holders of a majority of
the total number of shares of all classes
outstanding and entitled to vote on the
proposed amendment. The amendment of
certain provisions of the Heritage Articles,
however, require the vote of the holders of
at least 80% of the voting power of all of
the then-outstanding shares of capital
stock entitled to vote generally in the
election of directors. These include
provisions relating to voting limitations on
greater than 10% stockholders; the ability
of Heritage to issue preferred stock; the
majority voting requirements; the number,
classification, election and removal of
directors; the procedures for adopting and
amending the Heritage Bylaws; certain
business combinations with greater than
10% stockholders; the opt-out of the
Maryland control share acquisition statute;
super-majority voting requirements;
indemnification of directors and officers;
limitation of liability of directors and
officers; and amendments to the Heritage
Articles.

Rights of Dissenting Stockholders	The appraisal rights of Renasant
stockholders are governed in accordance
with the MBCA. Under Mississippi law, a
dissenting or objecting stockholder has the
right to demand and receive payment of
the fair value of the stockholder’s stock if
(1) Renasant consummates a merger that
requires stockholder approval where
Renasant shares will not remain
outstanding after the merger; (2) a parent
of Renasant consummates a merger that is
governed by Section 79-4-11.05 of the
MBCA; (3) Renasant’s stock is acquired in
a share exchange that requires stockholder
approval; (4) Renasant transfers its assets
in a transaction requiring stockholder
approval; (5) Renasant amends the
Renasant Articles in a manner that reduces
the number of shares owned by the
stockholder to a fraction of a share if
Renasant has the obligation or right to
repurchase the fractional share so created;
(6) Renasant consummates a
domestication that materially alters the

The dissenters’ rights of Heritage
stockholders are governed in accordance
with the MGCL. Under Maryland law, a
dissenting or objecting stockholder has the
right to demand and receive payment of
the fair value of the stockholder’s stock
from a successor corporation if (1) the
corporation consolidates or merges with
another corporation; (2) the corporation’s
stock is to be acquired in a share
exchange; (3) the corporation transfers its
assets in a transaction requiring approval
of the corporation’s stockholders; (4) the
corporation amends its charter in a way
which alters the contract rights, as
expressly set forth in the charter, of any
outstanding stock and substantially
adversely affects the stockholder’s rights,
unless the right to do so is reserved in the
charter of the corporation; or (5) the
transaction is subject to certain provisions
of the Maryland Business Combination
Act.

rights of the stockholder; or (7) Renasant
converts into a different form of entity.

Mississippi law provides that a
stockholder may not demand the fair value
of the stockholder’s stock and is bound by
the terms of the transaction if, among
other things, (1) the transaction qualifies
as a reorganization transaction, (2) the
stock is listed on the New York Stock
Exchange or designated as a national
market system security on an interdealer
quotation system by the National
Association of Securities Dealers, Inc., or
(3) there are at least 2,000 stockholders
and the outstanding shares of such class or
series has a market value of at least
$20,000,000 (exclusive of the value of
such shares held by its subsidiaries, senior
executives, directors and beneficial
stockholders owning more than 10% of
such shares). Notwithstanding the
foregoing, appraisal rights will be
available if the consideration the
stockholder is forced to receive in the
transaction is not cash or other liquid
securities or if the corporate action is an
interested transaction.

Maryland law provides that a stockholder
may not demand the fair value of the
stockholder’s stock and is bound by the
terms of the transaction if, among other
things, (1) the stock is listed on a national
securities exchange on the record date for
determining stockholders entitled to vote
on the matter or, in certain mergers, the
date notice is given or waived (except
certain mergers where stock held by
directors and executive officers is
exchanged for merger consideration not
available generally to stockholders); (2)
the stock is that of the successor in the
merger, unless either (A) the merger alters
the contract rights of the stock as expressly
set forth in the charter and the charter does
not reserve the right to do so or (B) the
stock is to be changed or converted in
whole or in part in the merger into
something other than either stock in the
successor or cash, scrip or other rights or
interests arising out of provisions for the
treatment of fractional shares of stock in
the successor; or (3) the charter provides
that the holders of the stock are not
entitled to exercise the rights of an
objecting stockholder.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

Renasant common stock trades on Nasdaq under the symbol “RNST,” and Heritage common stock trades on Nasdaq under the symbol “HBOS.” The following table sets forth, for the periods indicated, the high and low intra-day sales prices of shares of Renasant common stock and Heritage common stock, as reported by Nasdaq, and the quarterly cash dividends declared per share.

	Renasant Common Stock			Heritage Common Stock
	High	Low	Dividends	High	Low	Dividends
2015
1st Quarter	$30.09	$26.14	$0.17	$27.45	$23.69	$0.07
2014
1st Quarter	$31.47	$26.77	$0.17	$20.44	$18.10	$0.07
2nd Quarter	29.94	26.17	0.17	20.91	17.27	0.07
3rd Quarter	29.98	26.95	0.17	21.25	19.02	0.07
4th Quarter	30.68	26.60	0.17	26.11	18.57	0.07

2013
1st Quarter	$23.04	$18.50	$0.17	$14.94	$13.39	$—
2nd Quarter	25.17	21.14	0.17	15.00	13.63	—
3rd Quarter	28.19	24.55	0.17	19.90	14.65	—
4th Quarter	32.04	26.89	0.17	19.25	17.01	—

On December 9, 2014, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Renasant common stock as reported by Nasdaq were $29.89 and $28.45, respectively. On April —, 2015, the last full trading day before the date of this document, the high and low sale prices of shares of Renasant common stock as reported by Nasdaq were $— and $—, respectively.

On December 9, 2014, the last full trading day before the announcement of the merger agreement, the high and low sales prices of shares of Heritage common stock as reported by Nasdaq were $22.20 and $21.52, respectively. On April —, 2015, the last full trading day before the date of this document, the high and low sale prices of shares of Heritage common stock as reported by Nasdaq were $— and $—, respectively.

EXPERTS

The consolidated audited financial statements of Renasant as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in the Report on Management’s Assessment of Internal Control over Financial Reporting) as of December 31, 2014 have been incorporated by reference into this Registration Statement from Renasant’s Annual Report on Form 10-K for the year ended December 31, 2014 in reliance upon the report of HORNE LLP, independent registered public accountants, as stated in their reports, which are incorporated by reference herein.

The consolidated audited financial statements of Heritage for the years ended December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014, have been incorporated by reference into this Registration Statement from Heritage’s Annual Report on Form 10-K for the year ended December 31, 2014 in reliance upon the reports of Mauldin & Jenkins, LLC, independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein.

LEGAL MATTERS

The legality of the Renasant common stock to be issued in connection with the merger will be passed upon for Renasant by Phelps Dunbar LLP, New Orleans, Louisiana, Renasant’s outside legal counsel. Certain U.S. federal income tax consequences of the merger will be passed upon for Renasant by Phelps Dunbar LLP and for Heritage by Alston & Bird LLP. William M. Beasley, a partner of Phelps Dunbar LLP, is a director of Renasant. Phelps Dunbar LLP also provides legal advice to Renasant on a regular basis. As of the date of this joint proxy statement/prospectus, members of Phelps Dunbar LLP participating in the matters described in this paragraph as being passed upon by Phelps Dunbar LLP for Renasant owned an aggregate of approximately 49,000 shares of Renasant common stock.

STOCKHOLDER PROPOSALS FOR NEXT ANNUAL MEETING OF STOCKHOLDERS

Renasant

At the annual meeting of Renasant each year, the board of directors submits to stockholders its nominees for election as directors. In addition, the board may submit other matters to the stockholders for action at the annual meeting. Stockholders may also submit proposals for action at the annual meeting.

Proposals for Inclusion in Renasant’s Proxy Statement

The deadline for stockholders to submit a proposal for inclusion in Renasant’s proxy materials for its 2016 Annual Meeting of Stockholders is November 18, 2015, as set forth in Renasant’s proxy statement for its 2015 Annual Meeting of Shareholders which was released to its stockholders on March 17, 2015.

Proposals to be Introduced at the Renasant Annual Meeting

For any stockholder proposal to be presented in connection with the 2016 Annual Meeting of Stockholders of Renasant but without inclusion in Renasant’s proxy materials, including any proposal relating to the nomination of an individual to be elected to the board of directors, a stockholder must give timely written notice thereof in writing to the Secretary of Renasant in compliance with the advance notice and eligibility requirements contained in the Renasant Bylaws. To be timely, a stockholder’s notice must be delivered to the Secretary at 209 Troy Street, Tupelo, Mississippi 38804-4827 not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding year’s annual meeting. If, however, the date of the annual meeting is advanced by more than 30 days or delayed by more than 90 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if public announcement of the date of such meeting is made less than 120 days in advance, the 10th day following the date of the first public announcement of the date of such meeting. The notice must contain information specified in the Renasant Bylaws about each nominee or the proposed business and the stockholder making the nomination or proposal.

Under Renasant’s Bylaws, based upon the meeting date of April 28, 2015 for the 2015 Annual Meeting of Stockholders, a qualified stockholder intending to introduce a proposal or nominate a director at the 2016 Annual Meeting of Stockholders but not intending the proposal to be included in Renasant’s proxy materials must give written notice to our Secretary not earlier than the close of business on December 30, 2015 and not later than the close of business on January 29, 2016.

The advance notice provisions in Renasant’s Bylaws also provide that in the case of a special meeting of stockholders called for the purpose of electing one or more directors, a stockholder may nominate a person or persons (as the case may be) for election to such position if the stockholder’s notice is delivered to Renasant’s Secretary at the above address not earlier than the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or, if public announcement of the date of such meeting is made less than 120 days in advance, the 10th day following the date of the first public announcement of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

The specific requirements of Renasant’s advance notice and eligibility provisions are set forth in Article III, Section 9 of the Renasant Bylaws, a copy of which is available upon request. Such requests and any stockholder proposals should be sent to the Secretary at 209 Troy Street, Tupelo, Mississippi 38804-4827.

Heritage

The deadline for stockholders to submit a proposal for inclusion in Heritage’s proxy materials for its 2015 Annual Meeting of Stockholders has already passed. The deadline for stockholders to submit a proposal to be presented at Heritage’s 2015 Annual Meeting but without inclusion in its proxy materials for such meeting has already passed.

Heritage will hold a 2016 annual meeting of stockholders only if the merger is not completed. The deadlines for stockholders to submit a proposal with respect to Heritage’s 2016 annual meeting, whether or not such proposal is intended to be included in Heritage’s proxy materials for such meeting, will be set forth in Heritage’s proxy statement for its 2015 Annual Meeting of Stockholders, which has yet to be released to its stockholders as of the date of this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Renasant has filed with the SEC a registration statement on Form S-4 that registers the distribution of the shares of Renasant common stock to Heritage stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Renasant and a proxy statement of Renasant and Heritage for the Renasant and Heritage special meetings, respectively.

Renasant and Heritage each file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any reports, statements or other information that Renasant or Heritage files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Renasant’s and Heritage’s SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov. Reports, proxy statements and other information that Renasant files with the SEC are also found on its website, www.renasant.com, under the link “SEC Filings.” Reports, proxy statements and other information that Heritage files with the SEC are also found on its website, www.eheritagebank.com, under the link “Investors.”

The SEC allows Renasant and Heritage to “incorporate by reference” information into this joint proxy statement/prospectus. This means that Renasant and Heritage can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in the joint proxy statement/prospectus. This joint proxy statement/prospectus incorporates by reference the documents set forth below that Renasant and Heritage have previously filed with the SEC. These documents contain important information about Renasant, Heritage and their respective businesses and financial condition.

Renasant SEC Filings (File No. 001-13253)

1.	Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 2, 2015;

2.	Current Reports on Form 8-K filed with the SEC on January 20, 2015, February 11, 2015 and March 3, 2015; and

3.	The description of Renasant’s common stock contained in Renasant’s Registration Statement on Form 8-A/A (Amendment No. 1) filed with the SEC on April 19, 2007 (amending and restating in its entirety the description of Renasant’s common stock set forth in Item 1 of Renasant’s Form 8-A filed with the SEC on April 28, 2005).

Heritage SEC Filings (File No. 001-34902)

1.	Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on March 13, 2015;

2.	Current Reports on Form 8-K filed with the SEC on January 22, 2015, February 12, 2015 and March 13, 2015.

To the extent that any information contained in any report on Form 8-K or any exhibit thereto, was furnished to, rather than filed with the SEC, such information or exhibit is specifically not incorporated by reference.

All documents filed by Renasant and Heritage with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the initial filing date of this document and (1) in the case of Renasant, prior to the date of the special meeting of Renasant stockholders to consider and vote on the approval of the Renasant merger proposal and other matters and (2) in the case of Heritage, prior to the date of the special meeting of Heritage stockholders to consider and vote on the approval of the Heritage merger proposal and other matters are incorporated by reference into this document and are a part of this document from the date of filing. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Except where otherwise indicated, Renasant has supplied all information contained in this joint proxy statement/prospectus relating to Renasant as well as all pro forma financial information, and Heritage has supplied all information relating to Heritage.

Documents incorporated by reference are available from Renasant and Heritage without charge. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Renasant Corporation	Heritage Financial Group, Inc.
209 Troy Street	721 N. Westover Boulevard
Tupelo, Mississippi 38804-4827	Albany, Georgia 31707
Attn: Kevin D. Chapman	Attn: T. Heath Fountain
Tel: (662) 680-1450	Tel: (229) 878-2055

To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that Renasant stockholders and Heritage stockholders requesting documents must do so by June 9, 2015 in order to receive them before the Renasant special meeting and the Heritage special meeting, respectively. You will not be charged for any of these documents that you request. If you request any incorporated documents from Renasant or Heritage, Renasant and Heritage, respectively, will mail them to you by first class mail or another equally prompt means after it receives your request.

Neither Renasant nor Heritage has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

The representations, warranties and covenants by Renasant, Renasant Bank, Heritage and HeritageBank described in this joint proxy statement/prospectus and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement.

In reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this joint proxy statement/prospectus, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by Renasant or Heritage to be characterizations of the actual state of facts or condition of Renasant, Heritage or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant or Heritage with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Renasant’s and Heritage’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information presents how the combined financial statements of Renasant and Heritage may have appeared had their businesses actually been combined at the dates presented. This information is based on the separate historical financial statements of Renasant and Heritage after giving effect to (1) the announced merger with Heritage and the issuance of Renasant common stock in connection therewith, (2) Heritage’s acquisition of Alarion, which was completed on September 30, 2014, and (3) Heritage’s acquisition of a branch from The PrivateBank, which was completed on January 20, 2015, which we refer to collectively as the “transactions,” as well as the assumptions and adjustments described in the accompanying explanatory notes to the unaudited pro forma condensed combined financial statements. Under the terms of the merger agreement between Renasant and Heritage, which was announced on December 10, 2014, Heritage will merge with and into Renasant, with Renasant the surviving corporation. Upon completion of the merger, each share of Heritage common stock will be converted into 0.9266 of a share of Renasant common stock.

The unaudited pro forma condensed combined balance sheet gives effect to the transactions as if they had occurred on December 31, 2014. Renasant’s and Heritage’s historical balance sheets include Alarion, as the acquisition closed on September 30, 2014. The historical balance sheet of the branch acquisition from The PrivateBank is presented separately along with pro forma adjustments as the acquisition was completed on January 20, 2015. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2014 give effect to the transactions as if they had been completed on January 1, 2014. As the Alarion acquisition was completed on September 30, 2014 and the branch acquisition from The PrivateBank was completed on January 20, 2015, the historical results of each of Alarion and the branch acquired from The PrivateBank for the year ended December 31, 2014 have been shown separately along with pro forma adjustments. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the Heritage merger or the other transactions and, with respect to the income statements only, expected to have a continuing impact on the consolidated company’s results of operations.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting for business combinations under generally accepted accounting principles in the United States, with Renasant treated as the acquiror. Renasant has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of Heritage, including the assets Heritage acquired in the Alarion and The PrivateBank acquisitions. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information.

A final determination of the acquisition consideration and fair values of Heritage’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Heritage that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined financial statements presented below and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of Renasant and Heritage following the completion of the merger, Renasant anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, could be incurred. Renasant is not currently able to determine the timing, nature and amount of these charges, but the operations of the combined company after the merger could be affected by these charges. The unaudited pro forma condensed combined financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they would be nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined financial statements have been prepared. In addition, the unaudited pro forma adjustments do not reflect any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. Transaction-related expenses estimated at approximately $2.5 million are not included in the unaudited pro forma condensed combined income statements.

As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined financial information, the actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined financial statements as a result of, among other factors:

•	changes in the trading price for Renasant’s common stock;

•	net cash used or generated in Heritage’s operations between the signing of the merger agreement and completion of the merger;

•	the timing of the completion of the merger;

•	other changes in Heritage’s net assets that occur prior to completion of the merger; and

•	changes in the financial results of the combined company, which could change the future discounted cash flow projections.

In addition to the above factors that might affect the combined companies’ results of operations, this information does not consider or account for any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

Accordingly, the unaudited pro forma condensed combined financial information is presented for illustrative purposes only, and it does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period. The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Renasant and Heritage which are incorporated in this document by reference. See “Where You Can Find More Information” on page •.

Renasant Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Balance Sheet

(In Thousands, Except Share Data)

	As of December 31, 2014
	Renasant Corporation	Heritage Financial Group, Inc.	Norcross Branch of PrivateBank and Trust Company	Pro Forma Heritage Financial Group, Inc.	Purchase Accounting Adjustments				Pro Forma Company
	(as reported)	(as reported)	(pro forma)	(combined)	Termination of Employee Stock Ownership Plan		Other Purchase Accounting Adjustments		(combined)
Assets(1)
Cash and due from banks	161,583	35,383	66,446	101,829	3,033	(a)	(8,124	)(b)	258,321
Securities	983,747	269,678	—	269,678	—		—		1,253,425
Mortgage loans held for sale	25,628	161,104	—	161,104	—		—		186,732
Loans, net of unearned income	3,987,874	1,085,473	36,227	1,121,700	—		(43,408	)(c)	5,066,166
Allowance for loan losses	(42,289)	(10,034)	—	(10,034)	—		10,034	(d)	(42,289)

Loans, net	3,945,585	1,075,439	36,227	1,111,666	—		(33,374)		5,023,877
Premises and equipment, net	113,735	50,041	42	50,083	—		(4,150	)(e)	159,668
Other real estate owned	34,472	8,405	—	8,405	—		(162	)(f)	42,715
Goodwill	274,706	7,442	2,345	9,787	—		150,372	(g)	434,865
Other intangible assets, net	22,624	5,119	920	6,039	—		5,380	(h)	34,043
FDIC loss-share indemnification asset	12,516	23,837	—	23,837	—		—		36,353
Other assets	230,533	69,167	1,681	70,848	—		12,820	(i)	314,201

Total assets	5,805,129	1,705,615	107,661	1,813,276	3,033		122,762		7,744,200

Liabilities and stockholders’ equity
Liabilities
Deposits
Noninterest-bearing	919,872	217,869	19,872	237,741	—		—		1,157,613
Interest-bearing	3,918,546	1,104,240	87,742	1,191,982	—		1,874	(j)	5,112,402

Total deposits	4,838,418	1,322,109	107,614	1,429,723	—		1,874		6,270,015
Short-term borrowings	32,403	43,339	—	43,339	—		4,927	(k)	80,669
Long-term debt	156,422	159,247	—	159,247	—		—		315,669
Other liabilities	66,235	20,902	47	20,949	—		26,296	(l)	113,480

Total liabilities	5,093,478	1,545,597	107,661	1,653,258	—		33,097		6,779,833
Stockholders’ equity
Common stock	163,281	92	—	92	—		42,712	(m)	206,085
Treasury stock, at cost	(22,128)	—	—	—	—		—		(22,128)
Additional paid-in capital	345,213	105,965	—	105,965	4,810	(a)	99,137	(n)	555,125
Retained earnings	232,883	63,289	—	63,289	(4,605	)(a)	(58,684	)(n)	232,883
Accumulated other comprehensive loss, net of taxes	(7,598)	(6,500)	—	(6,500)	—		6,500	(n)	(7,598)
Unearned employee stock ownership plan	—	(2,828)	—	(2,828)	2,828	(a)	—		—

Total stockholders’ equity	711,651	160,018	—	160,018	3,033		89,665		964,367

Total liabilities and stockholders’ equity	5,805,129	1,705,615	107,661	1,813,276	3,033		122,762		7,744,200

(1)	Certain historical amounts for Heritage have been reclassified to ensure consistency and comparability of pro forma amounts. The reclassifications had no impact on Total assets, Total liabilities or Total stockholders’ equity.

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Data

Renasant Corporation and Subsidiaries

Unaudited Pro Forma Condensed Combined Income Statements

(In thousands, except share data)

	Twelve months ended December 31, 2014
	Renasant	Heritage Financial Group, Inc.	Norcross Branch of PrivateBank and Trust Company	Alarion Financial Group, Inc.	Pro Forma Heritage Financial Group, Inc.	Pro Forma Adjustments		Pro Forma Company
	(as reported)	(as reported)	(pro forma)	(pro forma)	(combined)			(combined)
Interest income(1)
Loans	$199,844	$54,670	$1,587	$7,113	$63,370	$1,742	(c)	$264,956
Securities	26,169	6,227	—	—	6,227	—		32,396
Other	396	89	—	13	102	—		498

Total interest income	226,409	60,986	1,587	7,126	69,699	1,742		297,850
Interest expense
Deposits	16,069	4,845	711	696	6,252	(1,874	)(j)	20,447
Borrowings	7,711	3,420	—	—	3,420	(1,642	)(k)	9,489

Total interest expense	23,780	8,265	711	696	9,672	(3,516)		29,936

Net interest income	202,629	52,721	876	6,430	60,027	5,258		267,914
Provision for loan losses	6,167	1,569	—	50	1,619	—	(d)	7,786

Net interest income after provision for loan losses	196,462	51,152	876	6,380	58,408	5,258		260,128
Noninterest income(2)
Service charges on deposit accounts	25,383	6,187	96	305	6,588	—		31,971
Fees and commissions	21,873	4,378	—	—	4,378	—		26,251
Insurance commissions	8,194	—	—	—	—	—		8,194
Wealth management revenue	8,655	2,436	—	—	2,436	—		11,091
Gains on sales of securities	375	956	—	—	956	—		1,331
BOLI income	2,985	748	—	—	748	—		3,733
Gains on sales of mortgage loans held for sale	8,594	21,861	—	2,860	24,721	—		33,315
Other	4,561	458	—	683	1,141	—		5,702

Total noninterest income	80,620	37,024	96	3,848	40,960	—		121,588
Noninterest expense
Salaries and employee benefits	115,108	44,831	500	3,883	49,214	—		164,322
Data processing	11,400	4,834	—	660	5,494	—		16,894
Net occupancy and equipment	20,252	8,971	192	775	9,938	(1,142	)(e)	29,048
Other real estate owned	4,593	1,638	—	11	1,649	—		6,242
Professional fees	4,485	1,892	—	613	2,505	—		6,990
Advertising and public relations	5,923	1,096	—	(37)	1,059	—		6,982
Intangible amortization	5,606	879	—	369	1,248	828	(h)	7,682
Merger-related expenses	694	3,122	—	100	3,222	—		3,916
Other	23,134	10,091	—	1,484	11,575	—		34,709

Total noninterest expense	191,195	77,354	692	7,858	85,904	(314)		276,785

Income before income taxes	85,887	10,822	280	2,370	13,472	5,572		104,931
Income taxes	26,305	3,254	98	839	4,191	2,117	(o)	32,613

Net income	$59,582	$7,568	$182	$1,531	$9,281	3,455		72,318

Earnings per common share:
Basic	$1.89							$1.81

Diluted	$1.88							$1.79

Dividends per common share	$0.68							$0.68

Weighted-average common shares outstanding
Basic	31,499,498					8,560,832	(p)	40,060,330
Diluted	31,759,647					8,560,832	(p)	40,320,479

(2)	Certain historical amounts for Heritage have been reclassified to ensure consistency and comparability of pro forma amounts. The reclassifications had no impact net income applicable to common stock.

See the accompanying Notes to Unaudited Pro Forma Condensed Combined Financial Data

Renasant Corporation and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Data

Note 1 – Pro Forma Adjustments

(In thousands, except share data)

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information for the announced acquisition of Heritage. All adjustments are based on current valuations and assumptions which are subject to change.

(a)	Termination of Employee Stock Ownership Plan – Cash and stockholders’ equity were adjusted for the repayment of the term loans from Heritage’s Employee Stock Ownership Plan (ESOP) and recognition of compensation expense for the allocation of remaining shares to participants.

(b)	Other Purchase Accounting Adjustments – Cash was adjusted to reflect the settlement of all outstanding options according to the terms set forth in the merger agreement.

(c)	Other Purchase Accounting Adjustments – Based on Renasant’s initial evaluation of the acquired portfolio, a mark of 4.98% was applied to Heritage’s non-acquired loans and leases resulting in a fair value adjustment of $43,408. The adjustment is primarily related to credit deterioration identified in the portfolio with the remainder, the accretable yield, recognized as an adjustment to reflect the difference between actual interest rates and current rates offered by Renasant on similar loans. This accretable yield adjustment will be recognized over the remaining life of the loan and lease portfolio. The impact of the adjustment was to increase loan interest income by $1,742 for the year ended December 31, 2014.

(d)	Other Purchase Accounting Adjustments – The allowance for loan losses was adjusted to reflect the reversal of Heritage’s recorded allowance. Purchased loans acquired in a business combination are required to be recorded at fair value, and the recorded allowance for loan losses may not be carried over. While Renasant anticipates significantly reducing the provision for loan losses as a result of acquired loans being recorded at fair value, no adjustment to the historic amounts of Heritage’s provision has been recorded in the Unaudited Pro Forma Condensed Combined Income Statements.

(e)	Other Purchase Accounting Adjustments – Based on Renasant’s initial evaluation of the acquired fixed assets, a mark of $4,150 was recorded to account for obsolete assets and adjust the remaining assets to fair value. The impact of the adjustment was to decrease depreciation expense by $1,142 for the year ended December 31, 2014.

(f)	Other Purchase Accounting Adjustments – Based on Renasant’s initial evaluation of the acquired portfolio of OREO, a mark of approximately 25% was applied to Heritage’s non-acquired OREO resulting in a fair value adjustment of $162. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(g)	Other Purchase Accounting Adjustments – Goodwill of $160,159 was generated as a result of the total purchase price and fair value of liabilities assumed exceeding the fair value of assets purchased. See Note 2, “Pro Forma Allocation of Purchase Price,” for the allocation of the purchase price to acquired net assets. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(h)	Other Purchase Accounting Adjustments – Heritage’s existing other intangible assets were reversed, and an identified incremental core deposit intangible of $11,419 was recognized. The core deposit intangible is recognized over an estimated useful life of ten years using an accelerated amortization method. The amortization expense associated with the core deposit intangible increased noninterest expense $828 for the year ended December 31, 2014.

(i)	Other Purchase Accounting Adjustments –Deferred taxes associated with the adjustments to record the assets and liabilities of Heritage at fair value were recognized using Renasant’s statutory rate of 38%.

Renasant Corporation and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Data

(j)	Other Purchase Accounting Adjustments – A fair value adjustment was recorded to fixed-rate deposit liabilities based on current interest rates offered by Renasant for similar instruments. The adjustment will be recognized over the estimated remaining term of the deposit liability, which is approximately one year. The adjustment decreased deposit interest expense by $1,874 for the year ended December 31, 2014.

(k)	Other Purchase Accounting Adjustments – A fair value adjustment was recorded to outstanding long-term debt instruments, consisting of FHLB advances. The adjustment will be recognized over the estimated remaining term of the long-term debt instruments. The impact of the adjustment was to decrease interest expense related to borrowings by $1,642 for the year ended December 31, 2014.

(l)	Other Purchase Accounting Adjustments – Other liabilities were adjusted to reflect the accrual of approximately $26,296 of anticipated merger related expenses to be incurred by Heritage. Anticipated merger related expenses to be incurred by Renasant are not included in the pro forma financial information but will be expensed in the period after the merger is completed. Anticipated merger related expenses consist of investment banking fees, legal fees, accounting fees, registration fees, contract termination fees, costs incurred to terminate employee benefit plans, printing costs and additional related fees and expenses.

(m)	Other Purchase Accounting Adjustments – Common stock was adjusted to reverse Heritage’s common stock outstanding and to recognize the $5.00 par value of shares of Renasant common stock issued to effect the transaction. The adjustment has no impact on the Unaudited Pro Forma Condensed Combined Income Statements but only affects the number of shares outstanding used in the calculation of earnings per common share.

(n)	Other Purchase Accounting Adjustments – Other stockholders’ equity accounts were adjusted to reverse Heritage’s historical stockholders’ equity balances and to reflect the net impact of all purchase accounting adjustments. The adjustments had no impact on the Unaudited Pro Forma Condensed Combined Income Statements.

(o)	Pro Forma Adjustments – Income taxes were adjusted to reflect the tax effects of purchase accounting adjustments using Renasant’s statutory tax rate of 38%.

(p)	Pro Forma Adjustments – Weighted-average basic and diluted shares outstanding were adjusted to reverse Heritage basic and diluted shares outstanding and to record shares of Renasant common stock issued to effect the transaction.

Renasant Corporation and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Data

Note 2 – Pro Forma Allocation of Purchase Price

(In thousands, except share data)

The following table shows the pro forma allocation of purchase price to net assets acquired and the pro forma goodwill generated from the transaction:

Purchase Price:
Heritage common shares outstanding at December 31, 2014 (including unvested restricted stock that vests upon change in control)	9,238,973
Exchange ratio	0.9266

Renasant shares to be issued for Heritage shares	8,560,832
Price per share, based on Renasant price of $29.52 as of March 27, 2015	$29.52

Pro forma value of Renasant stock to be issued		$252,716
Cash consideration for Heritage stock options outstanding		8,124

Total pro forma purchase price		$260,840
Net Assets Acquired:
Cash and due from banks	$104,862
Securities	269,678
Mortgage loans held for sale	161,104
Loans, net of unearned income	1,078,292
Premises and equipment	45,933
Other real estate owned	8,243
Other intangible assets	11,419
FDIC loss-share indemnification asset	23,837
Other assets	83,668

Total Assets	1,787,036
Deposits:
Non-interest bearing	237,741
Interest bearing	1,193,856

Total Deposits	1,431,597
Short-term borrowings	48,266
Long-term debt	159,247
Other liabilities	47,245

Total Liabilities	1,686,355

Net Assets		100,681

Goodwill		$160,159

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

RENASANT CORPORATION,

RENASANT BANK,

HERITAGE FINANCIAL GROUP, INC.,

AND

HERITAGEBANK OF THE SOUTH

DATED DECEMBER 10, 2014

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 10, 2014, is made by and among Renasant Corporation, a Mississippi corporation (“Acquiror”), and Renasant Bank, a Mississippi banking association (“Acquiror Sub”), on the one hand, and Heritage Financial Group, Inc., a Maryland corporation (“Seller”), and HeritageBank of the South, a Georgia savings bank (“Seller Sub”), on the other hand. Acquiror, Acquiror Sub, Seller and Seller Sub are sometimes referred to herein individually as a “party” and collectively as the “parties.”

WITNESSETH:

WHEREAS, the Boards of Directors of Acquiror and Seller each have determined that it is advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transactions provided for in the Parent Merger Document (as hereinafter defined) and herein, including the merger of Seller with and into Acquiror on the terms and conditions set forth therein and herein;

WHEREAS, the Boards of Directors of Acquiror Sub and Seller Sub each have determined that it is advisable and in the best interests of their respective companies and their respective sole stockholder to consummate the business combination transactions provided for in the Subsidiary Merger Document (as hereinafter defined) and herein, including the merger of Seller Sub with and into Acquiror Sub on the terms and conditions set forth therein and herein; and

WHEREAS, the parties desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations, warranties and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Seller shall be merged with and into Acquiror (the “Parent Merger”) in accordance with the Mississippi Business Corporation Act (the “MBCA”) and the Maryland General Corporation Law (the “MGCL”), with Acquiror as the surviving corporation (hereinafter sometimes called the “Surviving Corporation”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller shall terminate. The Parent Merger shall in all respects have the effects provided in Section 1.5.

(b) Subject to the terms and conditions of this Agreement, immediately after the Effective Time of the Parent Merger, Seller Sub shall be merged with and into Acquiror Sub (the “Subsidiary Merger” and, together with the Parent Merger, the “Mergers”) in accordance with Title 81 of the Mississippi Code of 1972, as amended, and Title 7 of the Georgia Code, with Acquiror Sub as the surviving banking association (hereinafter sometimes called the “Subsidiary Surviving Bank”) which shall continue its corporate existence under the laws of the State of Mississippi, and the separate corporate existence of Seller Sub shall terminate. The Subsidiary Merger shall in all respects have the effects provided in Section 1.5.

1.2 Effective Time. The Parent Merger shall become effective on the later of the dates and times that the Articles of Merger are filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the MBCA and with the Maryland State Department of Assessments and Taxation pursuant to Section 3-107 of the MGCL, such Articles of Merger to be substantially in the form attached hereto as Exhibit A (the “Parent Merger Document”), unless a later date and time is specified as the effective time in such documents, provided, that the parties shall cause the Parent Merger to be effective no later than the day following the date on which the Closing (as defined below) occurs (the “Effective Time”); provided, further, that in no event will the Parent Merger Document be filed prior to January 1, 2015. The Subsidiary Merger shall become effective upon the later of the dates and times specified in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) and the Certificate of Approval issued by the Georgia Department of Banking and Finance (“GDBF”) based on the Articles of Merger filed with the MCB and thereafter with the Mississippi Secretary of State and with the GDBF, such Articles of Merger to be substantially in the form attached hereto as Exhibit B (the “Subsidiary Merger Document” and, together with the Parent Merger Document, the “Merger Documents”). On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) shall take place at 10:00 a.m. no later than the fifth Business Day (the “Closing Date”) following the receipt of all necessary approvals and consents of any foreign, federal, state, local or other court, tribunal, body, board, administrative agency, arbitrator, mediator or commission or other governmental, prosecutorial, regulatory or self-regulatory authority (including stock exchanges) or instrumentality (“Governmental Entity”), and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver, to the extent permitted hereunder, of the conditions to the consummation of the Mergers specified in Article VI (other than the delivery of certificates, instruments and documents to be delivered at the Closing), at the offices of Acquiror, or at such other place, at such other time or on such other date as the parties may mutually agree upon, provided, however, that in no event shall the Closing occur prior to January 1, 2015 and provided, further, that if the Closing occurs at any time after such date, the Closing shall occur on the first day of the next month after the date on which all conditions to closing described in this sentence are satisfied, unless the parties otherwise agree to a different date. For purposes of this Agreement, a Business Day (“Business Day”) is any day, other than a Saturday, Sunday or any other day that banks located in the State of Mississippi and the State of Georgia are not permitted to be open or required to be closed. At the Closing, there shall be delivered to Acquiror, Acquiror Sub, Seller and Seller Sub the certificates and other documents required to be delivered under Article VI.

1.3 The Articles of Incorporation and Bylaws of the Surviving Corporation and the Subsidiary Surviving Bank. The Articles of Incorporation and the Bylaws of Acquiror and Acquiror Sub as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation and the Subsidiary Surviving Bank, respectively, until thereafter changed or amended as provided therein and in accordance with applicable Law (as hereinafter defined).

1.4 Directors and Officers.

(a) Prior to the Effective Time, the parties shall take all appropriate actions so that, as of the Effective Time, and subject to and in accordance with the Articles of Incorporation and the Bylaws of Acquiror, the number of directors of the Surviving Corporation shall be increased by one director and shall consist of the directors of Acquiror in office immediately prior to the Effective Time as well as one current director of Seller mutually agreed upon by Acquiror and Seller (the “Seller Designee”), until the next annual meeting of the Surviving Corporation’s stockholders and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation. The Surviving Corporation’s board of directors shall consider in good faith the nomination for reelection of the Seller Designee at each subsequent annual meeting of the Surviving Corporation’s stockholders through the 2016 annual meeting. Additionally, after the 2016 annual meeting of the Surviving Corporation’s stockholders, if both (i) O. Leonard Dorminey has retired as an employee of the Surviving Corporation (provided that at the relevant time he is eligible to serve as a director of the Surviving Corporation under the Articles of Incorporation and the Bylaws of the Surviving Corporation and applicable

Law) and (ii) the Seller Designee has resigned as a director of the Surviving Corporation, the board of directors of the Surviving Corporation shall consider in good faith the appointment of O. Leonard Dorminey to fill the vacancy created by the Seller Designee ceasing to serve as a director and the nomination of O. Leonard Dorminey for election as a director at the annual meeting of the Surviving Corporation’s stockholders next following O. Leonard Dorminey’s appointment as a director. The officers of Acquiror shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Surviving Corporation.

(b) Prior to the effective time of the Subsidiary Merger, the parties shall take all appropriate actions so that, as of the effective time of the Subsidiary Merger, and subject to and in accordance with the Articles of Incorporation and the Bylaws of Acquiror Sub, the number of directors of the Subsidiary Surviving Bank shall be increased by one director and shall consist of the directors of Acquiror Sub in office immediately prior to the effective time of the Subsidiary Merger as well as one current director of Seller Sub mutually agreed upon by Acquiror Sub and Seller Sub (the “Seller Sub Designee”), until the next annual meeting of the Subsidiary Surviving Bank’s sole stockholder and until their respective successors are duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Subsidiary Surviving Bank. The Subsidiary Surviving Bank’s board of directors shall consider in good faith the nomination for reelection of the Seller Sub Designee at each subsequent annual meeting of the Subsidiary Surviving Bank’s sole stockholder through the 2016 annual meeting. Additionally, after the 2016 annual meeting of the Subsidiary Surviving Bank’s sole stockholder, if both (i) O. Leonard Dorminey has retired as an employee of the Surviving Subsidiary Bank (provided that at the relevant time he is eligible to serve as a director of the Surviving Subsidiary Bank under the Articles of Incorporation and the Bylaws of the Surviving Subsidiary Bank and applicable Law) and (ii) the Seller Sub Designee has resigned as a director of the Surviving Subsidiary Bank, the board of directors of the Surviving Subsidiary Bank shall consider in good faith the appointment of O. Leonard Dorminey to fill the vacancy created by the Seller Sub Designee ceasing to serve as a director and the nomination of O. Leonard Dorminey for election as a director at the annual meeting of the Surviving Subsidiary Bank’s sole stockholder next following O. Leonard Dorminey’s appointment as a director. The officers of Acquiror Sub shall, from and after the effective time of the Subsidiary Merger, continue as the officers of the Subsidiary Surviving Bank until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the Articles of Incorporation and the Bylaws of the Subsidiary Surviving Bank.

1.5 Effect of the Mergers.

(a) At the Effective Time, the separate existence of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror, as the surviving corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller shall be vested in Acquiror, as the surviving corporation, as primary obligor therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller shall be continued by or against Acquiror, as the surviving corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror, as the surviving corporation.

(b) At the effective time of the Subsidiary Merger, the separate existence of Seller Sub shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller Sub shall be vested in Acquiror Sub, as the surviving corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities of Seller Sub shall be vested in Acquiror Sub, as the surviving corporation, as primary obligors therefor and, except as set forth herein, no other person shall be liable therefor, and all proceedings pending by or against Seller Sub shall be continued by or against Acquiror Sub, as the surviving corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror Sub, as the surviving corporation.

(c) The parties acknowledge and agree that it is intended that the Mergers constitute reorganizations within the meaning of Section 368(a) of the Code (as hereinafter defined), and this Agreement is intended to be and is adopted as the “plans of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Mergers to qualify as reorganizations under Section 368(a) of the Code.

ARTICLE II

EFFECT OF THE MERGERS ON THE CAPITAL STOCK OF THE CONSTITUENT

ENTITIES; EXCHANGE OF CERTIFICATES

2.1 Conversion of Shares.

(a) At the Effective Time, automatically by virtue of the Parent Merger and without any action on the part of Acquiror, Seller or the holder of any of the following securities:

(i)	Each share of Acquiror Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Parent Merger.

(ii)	Subject to the other provisions of this Article II, each share of Seller’s common stock, $0.01 par value per share (the “Seller Common Stock”), issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 2.1(a)(v)) shall, subject to adjustment pursuant to Section 2.1(a)(iv), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Acquiror Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Agreement, the term “Acquiror Common Stock” means the common stock, $5.00 par value per share, of Acquiror; the term “Exchange Ratio” means 0.9266.

(iii)	Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 2.1(b).

(iv)	If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of capital stock of Acquiror or Seller, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(v)	Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding prior to the Effective Time that is owned by Acquiror or any subsidiary of Acquiror or Seller (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(b) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Parent Merger. In lieu of the issuance of fractional shares pursuant to Section 2.1(a), cash adjustments (without interest) will be paid to each holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Acquiror

Common Stock otherwise issuable by (y) the weighted average of the closing sale prices of one share of Acquiror Common Stock as reported by the Nasdaq Global Select Market, for the 15 consecutive trading days ending on the trading day immediately prior to the Closing Date. No such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

2.2 Exchange of Seller Stock Certificates.

(a) Acquiror has appointed Registrar and Transfer Company to serve as exchange agent in connection with the Parent Merger for the purpose of exchanging shares of Seller Common Stock for the Merger Consideration (the “Exchange Agent”). At or immediately following the Effective Time, Acquiror shall deposit in trust with the Exchange Agent for the benefit of Seller’s stockholders the aggregate number of shares of Acquiror Common Stock equal to the aggregate Merger Consideration (such shares of Acquiror Common Stock, together with cash sufficient to make payments required with respect to fractional shares of Acquiror Common Stock in accordance with Section 2.1(b) and pay any dividends or distributions with respect to such Acquiror Common Stock in accordance with Section 2.3, the “Exchange Fund”). Acquiror shall deposit such shares of Acquiror Common Stock with the Exchange Agent by delivering to the Exchange Agent certificates representing, or providing to the Exchange Agent an uncertificated book-entry for, such shares and immediately available funds for such cash in accordance with Section 2.1(b) and Section 2.3.

(b) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to the former record holders of the shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a): (i) a letter of transmittal (which letter shall specify that the delivery of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery of a certificate or certificates formerly representing shares of Seller Common Stock to the Exchange Agent (or affidavits of loss in lieu of such certificate(s)) and shall otherwise be in form and substance reasonably satisfactory to Acquiror and the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of certificate(s) of Seller Common Stock in exchange for the Merger Consideration. After the Effective Time, upon surrender to the Exchange Agent by the holder thereof of the certificate(s) representing shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Merger Consideration, together with a letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the Exchange Agent on behalf of Acquiror shall deliver the Merger Consideration (in the form of an uncertificated share of Acquiror Common Stock, unless such holder specifically requests certificated shares) to each such holder in exchange for each such share plus a check in the amount (if any) equal to any cash that such holder has the right to receive pursuant to Section 2.1(b) and, if applicable, Section 2.3, without interest. Holders of record of shares of Seller Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple letters of transmittal, provided that such Representative certifies that each such letter of transmittal covers all the shares of Seller Common Stock held by such Representative for a particular beneficial owner. Each certificate for Seller Common Stock so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Merger Consideration to which any former holder of Seller Common Stock is entitled as a result of the Parent Merger until such holder surrenders his, her or its certificate or certificates representing shares of Seller Common Stock (or affidavits of loss in lieu of such certificate(s)) for exchange as provided in this Section 2.2. After the Effective Time, each certificate that represented outstanding shares of Seller Common Stock prior to the Effective Time shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former stockholders of Seller Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Merger Consideration in exchange for each such share as provided in this Article II. Acquiror shall instruct the Exchange Agent to promptly pay the Merger Consideration following the receipt of each letter of transmittal.

(c) Any portion of the Exchange Fund held by the Exchange Agent that remains undistributed to the former stockholders of Seller for six months after the Effective Time shall be delivered to Acquiror upon demand, and any former stockholders of Seller who have not theretofore complied with this Section 2.2 shall thereafter look only to Acquiror for payment of their claims for Acquiror Common Stock, any cash in lieu of fractional shares of Acquiror Common Stock or any dividends or distributions with respect to Acquiror Common Stock (all without any interest thereon). Any Merger Consideration remaining unclaimed as of a date which is immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Acquiror free and clear of any claims or interest of any person or entity entitled thereto. Notwithstanding the foregoing, none of Acquiror, Seller, any subsidiary of Acquiror or Seller or the Exchange Agent or any other person shall be liable to any former holder of Seller Common Stock for shares of Acquiror Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Acquiror Common Stock delivered in good faith to public officials pursuant to any applicable abandoned property, escheat or similar Law.

(d) From and after the Effective Time, the holders of certificates of Seller Common Stock shall cease to have any rights with respect to shares of Seller Common Stock represented thereby except as otherwise provided in this Agreement or by applicable Law. All rights to receive the Merger Consideration issued upon conversion of the shares of Seller Common Stock pursuant to this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Seller Common Stock.

(e) If any portion of the Merger Consideration is to be issued to a person other than the person in whose name the shares of Seller Common Stock (each a “Seller Stock Certificate”) so surrendered is registered, it shall be a condition to such issuance that such Seller Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such issuance shall pay to the Exchange Agent any transfer or other similar Taxes (as defined in Section 3.7(c)) required as a result of such issuance to a person other than the registered holder of such Seller Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Acquiror or the Exchange Agent shall be entitled to deduct and withhold, without duplication, from the consideration otherwise payable pursuant to this Agreement to any holder of Seller Common Stock such amounts as Acquiror or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of Tax Law (as hereinafter defined), with respect to the making of such payment and shall further be entitled to sell Acquiror Common Stock otherwise issuable pursuant to this Agreement to satisfy any such withholding requirement (which Acquiror Common Stock will be valued with respect to such withholding at the average of the high and low trading prices thereof on the day of such sale). To the extent the amounts are so withheld by Acquiror or the Exchange Agent and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Seller Common Stock in respect of whom such deduction and withholding was made by Acquiror or the Exchange Agent.

(f) In the event any Seller Stock Certificate(s) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Seller Stock Certificate(s) to be lost, stolen or destroyed and, if required by Acquiror or the Exchange Agent, the posting by such person of a bond in such amount as either of them may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Seller Stock Certificate(s), the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Seller Stock Certificate(s) the Merger Consideration (together with a check in the amount (if any) of any dividends or distributions payable in accordance with Section 2.3).

(g) The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by Acquiror. Any interest and other income resulting from such investments shall be paid to Acquiror upon termination of the Exchange Fund pursuant to Section 2.2(c).

2.3 Rights as Stockholders. All shares of Acquiror Common Stock to be issued as Merger Consideration shall be deemed issued and outstanding as of the Effective Time. Former stockholders of Seller and any other persons who or which are entitled to receive Acquiror Common Stock as a result of the Parent Merger will be able to vote after the Effective Time at any meeting of Acquiror stockholders or pursuant to any written consent procedure the number of whole shares of Acquiror Common Stock into which their shares of Seller Common Stock are converted, regardless of whether they have exchanged their Seller Stock Certificates. In addition, whenever a dividend or other distribution is declared by Acquiror on the Acquiror Common Stock with a record date after the Effective Time, the declaration shall include dividends or other distributions on all shares of Acquiror Common Stock issuable hereunder, but no stockholder will be entitled to receive his, her or its distribution of such dividends until physical exchange of such stockholder’s Seller Stock Certificates shall have been effected. Upon exchange of a stockholder’s Seller Stock Certificates, any such person shall be entitled to receive from Acquiror an amount equal to all dividends or other distributions (without interest thereon less the amount of any taxes, if any, that have been withheld by, imposed on or paid by Acquiror or the Exchange Agent with respect to such dividends) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former stockholders of Seller shall not be entitled to receive any dividend on their Acquiror Common Stock with respect to any period for which Acquiror paid a dividend prior to the Effective Time.

2.4 Stock Transfer Records. Prior to the Effective Time, Seller shall continue to maintain its stock transfer records and to transfer and replace stock certificates in accordance with its existing policies and past practices with regard to such transfers and replacements. From and after the Effective Time, there shall be no further registration or transfers on the stock transfer books of Seller or Acquiror of shares of Seller Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Seller Common Stock that occurred prior to the Effective Time. If after the Effective Time, the Seller Stock Certificates are presented for transfer to the Surviving Corporation or the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

2.5 Subsidiary Merger. At the effective time of the Subsidiary Merger, each share of common stock, $0.01 par value per share, of Seller Sub (the “Seller Sub Common Stock”) issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall automatically be cancelled and there shall be no conversion or exchange of, or consideration paid or issued for, such Seller Sub Common Stock. The certificate or certificates for such Seller Sub Common Stock shall be surrendered and cancelled. All of the shares of Acquiror Sub issued and outstanding immediately prior to the effective time of the Subsidiary Merger shall remain issued and outstanding after the effective time of the Subsidiary Merger and shall be unaffected by the Subsidiary Merger.

2.6 Seller Stock Options, Seller Restricted Stock and Related Matters.

(a) At the Effective Time, by virtue of the Parent Merger and without any action on the part of the holders thereof, each option, stock appreciation right or similar right to purchase shares of Seller Common Stock (collectively, “Seller Stock Options”) granted by Seller under the Heritage Financial Group 2006 Equity Incentive Plan or the Heritage Financial Group, Inc. 2011 Equity Incentive Plan (collectively, the “Seller Stock Plans”), or otherwise, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall be cancelled and converted into an obligation of Acquiror to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Seller Stock Option, a cash payment, without interest, equal to the product of (i) the total number of shares of Seller Common Stock subject to such Seller Stock Option, multiplied by (ii) the excess, if any, of $27.00 over the exercise price per share of Seller Common Stock subject to such Seller Stock Option (with the aggregate amount of such payment to the holder to be rounded to the nearest cent), less the amount of any required withholding Tax. No holder of a Seller Stock Option that has an exercise price per share of Seller Common Stock that is equal to or greater than $27.00 shall be entitled to any payment with respect to such cancelled Seller Stock Option before, on, or after the Effective Time. Acquiror shall pay (or cause to be paid) to the holders of Seller Stock Options the cash payments described in this Section 2.6(a) on or as soon as reasonably practicable after the Closing Date, but in any event within ten Business Days following the Closing Date.

(b) At the Effective Time, each share of Seller Common Stock subject to restrictions on transfer and/or forfeiture granted under a Seller Stock Plan or otherwise (“Seller Restricted Stock”) that is outstanding immediately prior to the Effective Time shall become fully vested and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less the amount of any required withholding Tax, in accordance with Section 2.1(a)(ii).

(c) Before the Effective Time, Seller’s board of directors (or, if appropriate, any committee administering the particular Seller Stock Plan) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 2.6.

(d) Prior to the Effective Time, Seller shall deliver all required notices (which notices shall have been approved in advance by Acquiror, in its reasonable discretion) to each holder of Seller Stock Options and/or Seller Restricted Stock, setting forth each holder’s or participant’s rights pursuant to the particular Seller Stock Plan and stating that such Seller Stock Options and/or Seller Restricted Stock shall be treated in the manner set forth in this Section 2.6.

2.7 Seller ESOP. Prior to the Effective Time, Seller’s board of directors shall adopt resolutions to terminate the Seller Employee Stock Ownership Plan effective as of the Closing Date, provided, that such termination shall be contingent on the Closing of the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND SELLER SUB

Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Seller and Seller Sub delivered herewith (the “Seller Disclosure Schedule”) (provided that each exception set forth in the Seller Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (b) disclosed in any publicly available report, schedule, form or other document filed with the SEC by Seller prior to the date hereof and on or after the date on which Seller filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Seller and Seller Sub, jointly and severally, represent and warrant as of the date hereof to Acquiror and Acquiror Sub as set forth in this Article III. The Seller Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article III. The phrase “provided to Acquiror”, “delivered to Acquiror” or “made available to Acquiror” or any phrase of similar import means that Seller or Seller Sub has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Acquiror, Acquiror Sub or their counsel. For purposes of this Article III, the phrase “to the Knowledge of Seller,” the phrase “to Seller’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior executive officers of Seller and Seller Sub (i.e., the senior vice president level and above) after reasonable investigation.

3.1 Corporate Organization.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Seller has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect. The term “Seller Material Adverse Effect” shall mean (i) any change, state of facts, circumstance, event or development which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, operations, assets or financial condition of Seller, Seller Sub or any of the other Subsidiaries (as defined below), taken individually or as a whole, other than (A) effects resulting from the impact of any action taken by Seller or any of the Subsidiaries with the prior written consent of Acquiror or required expressly by this Agreement or any action not taken by Seller or any of its Subsidiaries to the extent such action is expressly prohibited by this Agreement without the prior written consent of Acquiror and Acquiror has not consented to such action; (B) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (C) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks or their holding companies generally; (D) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (E) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (F) changes in general economic, market, political or regulatory conditions in the United States; (G) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Seller Common Stock, in and of itself, but not including any underlying causes thereof; (H) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; (I) the impact of the announcement of this Agreement, the Mergers and the other transactions contemplated hereby; or (J) the departure of any employees of Seller’s mortgage division and any changes related to the integration of Alarion Financial Services, Inc. into Seller, including, but not limited to, the conversion of Alarion Bank customers and depositors with and into Seller Sub; provided, that as to each of clauses (B), (C), (E), (F) or (H), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Seller or Seller Sub as compared to other financial institutions or their holding companies; or (ii) any event or occurrence, including the Mergers, that results in or is reasonably likely to result in the loss of any material amount of loss share coverage from the FDIC, in its capacity as receiver of any of (A) Citizens Bank of Effingham, Springfield, Georgia or (B) First Southern National Bank, Statesboro, Georgia, in either case pursuant to any shared-loss agreement by and among Seller Sub, the FDIC, in its capacity as receiver of any of the banks listed in subparts (A)-(B), and the FDIC in its corporate capacity (each a “Shared-Loss Agreement”). Seller is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and (together with Seller Sub) is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. Seller has furnished or made available to Acquiror true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of Seller and each of the Subsidiaries as in effect on the date hereof.

(b) Seller Disclosure Schedule 3.1(b) lists the direct and indirect subsidiaries of Seller (collectively, the “Subsidiaries”), in which Seller owns, directly or indirectly, all of the issued and outstanding shares or other equity interests therein. Seller Sub is a state bank duly organized, validly existing and in good standing under the laws of the State of Georgia. Seller Sub is not a member of the Federal Reserve System. Seller Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(c) Each of the Subsidiaries (other than Seller Sub, which is addressed in Section 3.1(b)), is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of the Subsidiaries has the requisite corporate, limited liability company or trust power and authority, as applicable, to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have a Seller Material Adverse Effect.

(d) Other than as listed on Seller Disclosure Schedule 3.1(b) and Seller Sub’s ownership of stock of the Federal Home Loan Bank of Atlanta, Seller does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

3.2 Capitalization. The authorized capital stock of Seller consists of (i) 45,000,000 shares of Seller Common Stock, of which 9,190,397 shares are issued and outstanding (of which 279,234 shares are owned by the Seller ESOP), 96,790 shares are reserved for issuance pursuant to the Seller Stock Plans (of which 71,147 shares are subject to outstanding Seller Stock Options) and no shares are held in treasury as of the date hereof, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which (A) 6,514 shares are designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series A,” and (B) 326 shares are designated as “Fixed Rate Cumulative Perpetual Preferred Stock, Series B,” none of which are issued or outstanding as of the date hereof. The authorized capital stock of Seller Sub consists of 1,000,000 shares of Seller Sub Common Stock, 1,000 of which shares are issued and outstanding. All issued and outstanding shares of Seller Common Stock and all issued and outstanding shares of Seller Sub Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, and there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to Seller Common Stock or Seller Sub Common Stock. None of the outstanding shares of capital stock or other security of Seller has been issued in violation of any preemptive rights of the current or past stockholders of Seller. All of the outstanding shares of Seller Sub Common Stock are owned by Seller free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for outstanding Seller Stock Options, neither Seller, Seller Sub nor any of the other Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Seller Common Stock or Seller Sub Common Stock or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Seller stockholders may vote, nor any subordinated debt securities, are outstanding.

3.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby and thereby by the stockholders of Seller and Seller Sub, Seller and Seller Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, have been duly and validly approved by the unanimous vote of the Boards of Directors of Seller and Seller Sub, as applicable, and the Board of Directors of Seller has determined to recommend that the stockholders of Seller adopt and approve the Parent Merger and the other transactions contemplated hereby. Except for the approval of Seller’s stockholders of this Agreement and the transactions contemplated hereby, no other corporate proceedings on the part of Seller are necessary to consummate the transactions so contemplated other than in the case of the Parent Merger, the filing of the Parent Merger Document as contemplated in Section 1.2. Except for the approval of Seller Sub’s sole stockholder of this Agreement and the transactions contemplated hereby, no other corporate or similar proceedings on the part of Seller Sub are necessary to consummate the transactions so contemplated, other than in the case of the Subsidiary Merger, the filing of the Subsidiary Merger Document as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Seller and Seller Sub, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Seller and Seller Sub, as applicable, enforceable against Seller and Seller Sub, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting creditors’ rights generally, except that the availability of equitable remedies (including specific performance and injunctive relief) is within the discretion of the court before which any proceeding may be brought (the “Bankruptcy and Equity Exception”).

(b) None of the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Sub, as applicable, nor the consummation by Seller or Seller Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof, nor compliance by Seller or Seller Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws (or comparable organizational documents) of Seller, Seller Sub or any other Subsidiary; (ii) assuming that the consents and approvals set forth in Section 3.3(c) are duly obtained, violate any (A) federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law (collectively, “Law”) to which Seller, Seller Sub or any of the other Subsidiaries is subject or (B) any judgment, order, writ, decree or injunction applicable to Seller or Seller Sub or any of their respective properties or assets; or (iii) assuming the consents and approvals set forth below are obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Seller or the Subsidiaries under any of the terms, conditions or provisions of the Seller Agreements (as defined in Section 3.13) or any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Seller or any of the Subsidiaries is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to clauses (ii) and (iii) above, such as individually or in the aggregate will not have a Seller Material Adverse Effect.

(c) Except as set forth in Seller Disclosure Schedule 3.3(c) and for consents and approvals of or filings or effective registrations with or notices to the Secretary of State of the State of Mississippi, the Maryland State Department of Assessments and Taxation, the MCB, the GDBF, the Securities and Exchange Commission (the “Commission”), other applicable state and federal securities commissions, agencies and other similar regulatory bodies (including NASDAQ, the Financial Industry Regulatory Authority (“FINRA”) and other industry self-regulatory organizations), the Federal Reserve Board (the “FRB”), the Federal Deposit Insurance Corporation (“FDIC”), including the FDIC with respect to the transfer of the Shared-Loss Agreements, the Federal Trade Commission, the Department of Justice, the stockholders of Seller and Seller Sub, and such other consents or approvals of or filings or effective registrations with or notices to any non-governmental third party which the failure to make or obtain, individually or in the aggregate, would not reasonably be likely to have a Seller Material Adverse Effect, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Seller or Seller Sub in connection with (i) the execution and delivery of this Agreement and the Merger Documents by Seller or Seller Sub, as applicable, (ii) the consummation by Seller of the Parent Merger and the other transactions contemplated hereby and by the Parent Merger Document, and (iii) the consummation by Seller Sub of the Subsidiary Merger and the other transactions contemplated hereby and by the Subsidiary Merger Document. As of the date of this Agreement, Seller has no Knowledge of any reason why any requisite regulatory approvals to be obtained by it (i) should not be granted on a timely basis or (ii) may be conditioned or restricted in any manner (including any requirement relating to the raising of additional capital or the disposition of assets) which could cause a Seller Material Adverse Effect.

(d) As of the date hereof, Seller and Seller Sub have taken all action necessary to be taken by them in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any applicable “moratorium”, “investor protection”, “control share”, “fair price”, “greenmail”, “supermajority”, “affiliate transactions”, “business combination” or other federal or state antitakeover Laws (collectively, “Takeover Laws”).

3.4 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Seller SEC Documents (as defined below) (the “Seller Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the Commission with respect thereto as of their respective dates; (ii) was prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the Commission for quarterly reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Seller and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Seller’s operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the Commission.

(b) Except to the extent reflected, disclosed or reserved against in the Seller Financial Statements or immaterial liabilities incurred since September 30, 2014 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Accounting Standards Codification Topic 450, Contingencies), neither Seller nor any of the Subsidiaries has any obligation or liability, whether absolute, accrued, contingent or otherwise and whether due or to become due, that is material to the business, result of operations, assets or financial condition of Seller and the Subsidiaries, taken individually or as a whole.

(c) Since December 31, 2011 (i) neither Seller nor any of its Subsidiaries nor, to the Knowledge of Seller, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Seller or any of its Subsidiaries, whether or not employed by Seller or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Seller or any of its officers, directors, employees or agents to Seller’s board of directors or any committee thereof or to any of Seller’s directors or officers.

3.5 Absence of Certain Changes or Events. There has not been any material change in the business, results of operations, prospects, assets or financial condition of Seller and any of the Subsidiaries, taken individually or as a whole, since September 30, 2014, other than in connection with: (i) any change in banking or similar Laws of general applicability to banks or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industry; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

3.6 Legal Proceedings. Neither Seller nor any of the Subsidiaries is a party to any, and there are no pending or, to the Knowledge of Seller, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Seller or any of the Subsidiaries, other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, could not reasonably be expected to have a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries is a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect.

3.7 Taxes and Tax Returns.

(a) Each of Seller and the Subsidiaries has duly filed (and until the Effective Time will so file) all returns, declarations, reports, information returns and statements (“Returns”) required to be filed or sent by or with respect to them in respect of any Taxes (as hereinafter defined) and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith (and are set forth on Seller Disclosure Schedule 3.7(a)) and (ii) have not finally been determined. Seller and

Seller Sub have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. The federal income tax returns of Seller and the Subsidiaries have not been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations), and the Maryland and Georgia franchise tax returns of Seller and the Subsidiaries, as applicable, respectively, have not been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in either case no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Effective Time to be filed) are or will be, as applicable, complete and accurate in all respects. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Seller or any of the Subsidiaries, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency action or made a claim in writing that Seller or any of the Subsidiaries is required to file a Return in such taxing authority’s jurisdiction. There is no currently outstanding waiver, extension or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns with respect to Seller or any of the Subsidiaries.

(b) Except as set forth on Seller Disclosure Schedule 3.7(b), neither Seller nor any of the Subsidiaries (i) has requested any extension of time within which to file any Return which Return has not since been filed; (ii) is a party to any written or unwritten agreement, arrangement or understanding providing for the allocation or sharing of, or indemnification with respect to, Taxes, which agreement, arrangement or understanding required Seller or any of the Subsidiaries to make payments after January 1, 2014 or could require Seller or any of the Subsidiaries to make any payments after the Effective Time; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code by reason of a voluntary change in accounting method initiated by Seller or any of the Subsidiaries (nor does Seller or Seller Sub have any Knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has been a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355(a) of the Code within the past five years; (v) has ever been a member of a consolidated, combined or unitary Tax group (other than a group of which Seller is or was the common parent) or has any liability for Taxes of any other entity under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law); or (vi) has ever engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(c) For purposes of this Agreement, “Taxes” shall mean all taxes, charges, fees, levies or other assessments imposed by any taxing authority (domestic or foreign), including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment (including withholding, payroll and employment taxes required to be withheld with respect to income paid to employees), excise, estimated, severance, stamp, occupation, property or other taxes, customs duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign).

(d) No liens for Taxes exist with respect to any of the assets or properties of Seller or any of the Subsidiaries, except for liens for Taxes not yet due and payable.

(e) Neither Seller nor any of the Subsidiaries is, or has been, an S-corporation within the meaning of Section 1361(a) of the Code.

(f) None of the assets of Seller or any of the Subsidiaries (i) is tax-exempt use property within the meaning of Section 168(h) of the Code, (ii) directly or indirectly secures any debt the interest on which is exempt under Section 103(a) of the Code or (iii) is property that is required to be treated as being owned by a person (other than Seller or the applicable Subsidiary) pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, as in effect immediately before the enactment of the Tax Reform Act of 1986.

(g) Neither Seller nor any of the Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to income that economically accrued in a taxable period ending on or before the Effective Time as a result of the installment method of accounting, the completed contract method of accounting, any method of reporting revenue from contracts which are required to be reported on the percentage of completion method (as defined in Section 460(b) of the Code) but that were reported using another method of accounting, or any other method of accounting.

(h) Neither Seller nor any of the Subsidiaries is a partner or a member of any partnership, joint venture or any other entity classified as a partnership for federal income tax purposes.

(i) Seller and the Subsidiaries have disclosed on their federal income Tax Returns all positions taken therein that would reasonably be expected to give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

3.8 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement, or commitment of Seller or any of the Subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is listed in Seller Disclosure Schedule 3.8(a), and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (“Pension Plan”)), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan, employment or severance contract and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which either Seller or any of the Subsidiaries has any existing or future liability that cover current or former officers or employees (“Employees”) or current or former directors of Seller and any of the Subsidiaries, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified, are listed in Seller Disclosure Schedule 3.8(a) (the “Seller Plans”). Seller has furnished to Acquiror true and complete copies or descriptions of each Seller Plan together, if applicable, with (i) all amendments, supplements, funding arrangements, policies, or other related documents thereto, (ii) the most recent summary plan description for each such Seller Plan for which a summary plan description is required, (iii) any applicable trust agreement, (iv) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Seller Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Seller Plan”), (v) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (vi) the most recent determination letter or ruling, if any, issued by the IRS with respect to any Qualified Seller Plan and a description of any open requests for rulings, statements or letters that pertain to any such Qualified Seller Plan, (vii) all registration statements filed with the Commission with respect to any of the Seller Plans and (viii) any material written communications within the past six plan years to or from the IRS or any Governmental Entity with respect to any Seller Plan.

(b) Except as disclosed in Seller Disclosure Schedule 3.8(b): (i) each Seller Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008 and the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in a Seller Material Adverse Effect; (ii) at all times after December 31, 2004, each Seller Plan that constitutes or includes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code and each such Seller Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Seller Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering all required Tax Law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Seller, no

fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Seller Plan; (iv) neither Seller nor any of the Subsidiaries has any liability to the IRS with respect to any Seller Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Seller Plan is subject to tax as unrelated business taxable income; (v) as of the date hereof, there is no pending or, to the Knowledge of Seller, threatened claim, administrative proceeding or litigation relating to any Seller Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vi) neither Seller nor any of the Subsidiaries has engaged in a transaction with respect to any Seller Plan subject to ERISA (an “ERISA Plan”) that could reasonably be expected to subject Seller or any of the Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; (vii) neither Seller nor any ERISA Affiliate of Seller has ever sponsored, maintained, or contributed to a plan, including any Seller Plan, which is a “defined benefit plan” within the meaning of Section 3(35) of ERISA or subject to Title IV of ERISA, and Seller has no Knowledge of any facts, circumstances, or reportable events that could reasonably be expected to give rise to any liability of Acquiror to the IRS or the Pension Benefit Guaranty Corporation under Title IV of ERISA; and (viii) neither Seller nor any of the Subsidiaries has contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity, which together with Seller or Acquiror, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All contributions required to be made by Seller or any of the Subsidiaries under the terms of any of their Seller Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Seller Plans that have accrued but are not due have been reflected in accordance with GAAP on their financial statements referred to in Section 3.4. No Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Seller nor any of its Subsidiaries has an outstanding funding waiver. It is not reasonably anticipated that required minimum contributions to any Pension Plan under Section 412 of the Code will be materially increased by application of Section 412(l) of the Code. Neither Seller nor any of the Subsidiaries has provided, or is required to provide, security to any Pension Plan pursuant to Section 401(a)(29) of the Code, and no such plan is or has been subject to any limitation on accelerated distributions or amendments under Section 436 of the Code.

(d) Except as disclosed in Seller Disclosure Schedule 3.8(d), neither Seller nor Seller Sub has any obligation to provide medical, health, dental, vision, life insurance, or disability benefits under any Seller Plan for any period after termination of employment, except as may be required by Section 4980B of the Code or Section 601 of ERISA or similar state or local law.

(e) There has been no amendment to, announcement by Seller or any of the Subsidiaries relating to, or change in employee participation or coverage under, any Seller Plan which would materially increase the expense of maintaining such Seller Plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Seller or Seller Sub nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Seller Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer (as defined in Section 5.13(a)(i)) to merge, amend or terminate any Seller Plan; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; or (iv) cause Seller or any of the Subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

Without limiting the generality of the foregoing, except as set forth on Seller Disclosure Schedule 3.8(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Seller or Seller Sub nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) could result in amounts paid or payable that would (i) constitute an “excess parachute payment” within the meaning of Section 280G of the Code or (ii) that would not be deductible under Section 162(m) of the Code.

(f) Except as set forth on Seller Disclosure Schedule 3.8(f), there are no outstanding compensatory equity awards, including any contracts or arrangements awarding stock options, stock appreciation rights, restricted stock, deferred stock, phantom stock or any other equity or equity-based compensation to any employee, officer, director, consultant or other service provider of or to Seller or the Subsidiaries. With respect to the Seller Stock Options, (i) the per share exercise price of all such options is equal to or greater than the fair market value (determined in accordance with Section 409A of the Code) of the underlying shares of Seller Common Stock as of their effective grant date and (ii) all such options were granted either on the date of approval by Seller’s board of directors or the compensation committee of Seller’s board of directors or at a later date specified by such board of directors or compensation committee, as applicable. All members of Seller’s compensation committee meet the independence standards and requirements of NASDAQ, the Commission, if applicable, and the IRS.

3.9 Securities Documents and Regulatory Reports.

(a) Since January 1, 2011, Seller has filed or furnished on a timely basis with the Commission all final registration statements, prospectuses, annual, quarterly or current reports and definitive proxy statements or other communications (other than general advertising materials), forms, reports, schedules, statements or other documents required to be filed or furnished by it pursuant to the Securities Act of 1933, as amended (the “1933 Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”), or the rules and regulations promulgated by the Commission (all such filed or furnished documents since January 1, 2011, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Seller SEC Documents”). As of the respective dates of their filing or being furnished (and, in the case of registration statements and proxy statements, as of the dates of their effectiveness and the dates of mailing, respectively), except to the extent that any Seller SEC Document has been amended or superseded by a subsequently filed Seller SEC Document prior to the date hereof, in which case, as of the date of such amended or superseded filing, each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, form, report, schedule, statement or other document, as of its date, complied or, if not yet filed or furnished, will comply in all material respects with all Laws applicable to the Seller SEC Documents (including the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002, as amended) and did not, and any Seller SEC Documents filed with or furnished to the Commission subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, that information as of a later date filed publicly prior to the date hereof shall be deemed to modify information as of an earlier date. None of Seller’s Subsidiaries is required to file periodic reports with the Commission.

(b) Since January 1, 2011, Seller and Seller Sub have duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the Maryland Department of Assessments and Taxation, GDBF, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Sub, other than the Commission, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such monthly, quarterly and annual reports, forms, correspondence, registrations and statements or to pay such fees and assessments, individually or in the aggregate, is not reasonably likely to have a Seller Material Adverse Effect. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Seller has delivered or made available to Acquiror accurate and complete copies of such reports, forms, correspondence, registrations and statements. Seller Disclosure Schedule 3.9 lists all examinations of Seller and

Seller Sub conducted by the applicable bank regulatory authorities since January 1, 2011 and the dates of any responses submitted thereto. In connection with the most recent examinations of Seller or any of the Subsidiaries by the applicable bank regulatory authorities, neither Seller nor any of the Subsidiaries was required to correct or change any material action, procedure or proceeding which Seller or Seller Sub believes has not been now corrected or changed as required.

3.10 Seller Information. None of the information relating to Seller and the Subsidiaries provided or to be provided by Seller or Seller Sub for inclusion or incorporation by reference in the Joint Proxy Statement (as defined herein) and/or in the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a part thereof, to be filed by Acquiror with the Commission in connection with the solicitation of the approval of this Agreement and the transactions contemplated hereby by the stockholders of Seller and Acquiror, as amended or supplemented (or on any successor or other appropriate schedule or form) (the “Registration Statement”), or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, as of the date the Joint Proxy Statement is first mailed to Seller’s or Acquiror’s stockholders or at the time of the Special Meetings, or at the time the Registration Statement becomes effective under the 1933 Act or at the Effective Time, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Joint Proxy Statement, the Registration Statement or such other applications, notifications or other documents supplied by Acquiror or Acquiror Sub for inclusion or incorporation by reference therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

3.11 Compliance with Applicable Law.

(a) Each of Seller and the Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities, that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except for such failures to have such permits, licenses, certificates of authority, orders and approvals of, to make all filings, applications and registrations with Governmental Entities or to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. To the Knowledge of Seller, no suspension or cancellation of any of the same is threatened.

(b) Neither Seller nor any of the Subsidiaries is (i) in violation of (A) its respective articles of incorporation or bylaws (or comparable organizational documents) or any other governing instrument, or (B) any Law of any Governmental Entity material to the business or operations of Seller or any of the Subsidiaries or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity material to the business or operations of Seller or any of the Subsidiaries, except in the case of clause (i)(A) such violations which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries has received any written notice from any Governmental Entity asserting that Seller or any of the Subsidiaries is in violation of or default with respect to any of the foregoing, except for such violations or defaults which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Neither Seller nor any of the Subsidiaries is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing. Neither Seller nor Seller Sub participated in the United States Department of the Treasury’s Capital Purchase Program or its Community Development Capital Initiative.

(c) Without limiting the generality of the foregoing, to the Knowledge of Seller, each of Seller and Seller Sub is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, each of Seller and Seller Sub is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws. Seller and Seller Sub have neither had nor suspected any material incidents of fraud or defalcation during the last two years.

3.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Seller Sub are insured by the FDIC to the maximum extent permitted by the Federal Deposit Insurance Act, as amended (the “FDIA”), and Seller Sub has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Seller, has been threatened by the FDIC against Seller or Seller Sub with respect to the termination of such insurance. Seller Sub has complied in all material respects with any agreements or commitments entered into or made by Seller Sub in connection with obtaining “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)).

3.13 Certain Contracts.

(a) Except as disclosed in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by Seller or any of the Subsidiaries or the guarantee by Seller or any of the Subsidiaries of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of Seller or any of the Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party or by which any of them is bound which limits the freedom of Seller or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by Law or any Governmental Entity); (v) any assistance agreement, supervisory agreement, memorandum of understanding, consent order, cease and desist order or condition of any regulatory order or decree with or by the FRB, the FDIC, the GDBF or any other regulatory agency (and no such agreement, memorandum or order imposes any obligation on Seller or any of the Subsidiaries to make any additional capital contributions); (vi) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by Seller or Seller Sub with any other person; (vii) any purchase and assumption agreement with the FDIC (other than Shared-Loss Agreements); or (viii) any other agreement, arrangement or understanding to which Seller or any of the Subsidiaries is a party and which is material to the business, results of operations, assets or financial condition of Seller and the Subsidiaries, taken individually or as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral (each such agreement listed, or required to be listed, in this Section 3.13(a) is referred to herein as a “Seller Agreement”). Except as set forth in Seller Disclosure Schedule 3.13(a), neither Seller nor any of the Subsidiaries is a party to any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of Seller or Seller Sub (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by Seller or Seller Sub).

(b) Neither Seller nor any of the Subsidiaries is in default or in non-compliance under any Seller Agreement, and there has not occurred any event that with the lapse of time or the giving of notice, or both, would constitute such a default or non-compliance, except for such default or non-compliance which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. Each Seller Agreement is valid, binding and enforceable against Seller or, as applicable, any of the Subsidiaries and, to the Knowledge of Seller, the other parties thereto in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception, and is in full force and effect in accordance with its terms and all rents and other monetary amounts that may have become due and payable thereunder have been paid, except for such failures to be valid, binding and enforceable, to be in full force and effect or to have paid all rents and other monetary amounts which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect.

3.14 Properties and Insurance.

(a) All of the tangible assets and other personal property owned or leased by Seller or any of the Subsidiaries or presently used by either of them in their respective business is in good condition (ordinary wear and tear excepted) and is sufficient to carry on the business of Seller and Seller Sub in the ordinary course consistent with past practices. Seller and each of the Subsidiaries have title and, as to owned real property, good and marketable title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Seller’s consolidated unaudited balance sheet as of September 30, 2014 or owned and acquired subsequent thereto (except for such assets and properties that have been disposed of for fair value in the ordinary course of business since September 30, 2014), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items that secure liabilities that are reflected in said consolidated balance sheet or the notes thereto or have been incurred in the ordinary course of business after the date of such consolidated balance sheet; (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith; (iii) liens for real property Taxes not yet due and payable; (iv) such encumbrances, liens, mortgages, security interests, pledges and title imperfections that are not in the aggregate material to the business, results of operations, assets or financial condition of Seller and Seller Sub, taken individually or as a whole; and (v) with respect to owned real property, (x) easements, rights-of-way, covenants, consents, restrictions, encroachments, variations and other restrictions, charges or encumbrances (whether recorded or not) that do not interfere materially with the ordinary course of Seller’s business or the business of any Subsidiary at such property, (y) building restrictions, zoning laws and other Laws, now or at any time hereafter adopted by any Governmental Entity having jurisdiction that do not materially interfere with the ordinary course of Seller’s or Seller Sub’s business, or (z) imperfections or irregularities of title noted in title reports delivered to Acquiror prior to the date hereof (items (i) – (v) are collectively referred to herein as “Permitted Liens”). Seller and each of the Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all respects as presently occupied, used, possessed and controlled by Seller and such Subsidiaries. Seller Disclosure Schedule 3.14(a) sets forth an accurate listing of each lease pursuant to which Seller or any of the Subsidiaries acts as lessor or lessee, including the expiration date and the terms of any renewal options which relate to the same. Neither Seller nor any of the Subsidiaries has any legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

(b) Seller Disclosure Schedule 3.14(b) sets forth a list of all policies of fire, theft, public liability, business interruption and other insurance (including fidelity bonds insurance) maintained by Seller and the Subsidiaries as of the date thereof. The business operations and all insurable properties and assets of Seller and the Subsidiaries are insured for their benefit against all risks (including flood) which, to the Knowledge of Seller, should be insured against, in each case, under valid, binding and enforceable policies or bonds issued by insurers of recognized responsibility, in such amounts with such deductibles and against such risks and losses as are, to the Knowledge of Seller, adequate for the business engaged in by Seller and such Subsidiaries. As of the date hereof, to the Knowledge of Seller, neither Seller nor any of the Subsidiaries has received any written notice of cancellation or written notice of a material amendment of any such insurance policy or bond or is in default under such policy or bond, all premiums and other payments due under any such policy or bond have been paid, no coverage thereunder is being disputed, and all material claims thereunder have been or will be filed in a timely fashion.

3.15 Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

“Environmental Law” means any Law, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity relating to (1) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource); and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term “Environmental Law” includes (1) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. Section 9601, et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 9601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Section 11001, et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300f, et seq.; and all comparable state and local Laws, and (2) any common law (including common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

“Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any regulated material containing any such substance as a component. Hazardous Substances include petroleum (including crude oil or any fraction thereof), friable asbestos, radioactive material and polychlorinated biphenyls, provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Substance” shall not mean or include any of such naturally occurring in any ambient air, surface water, ground water, land surface or surface strata.

“Loan Portfolio Properties and Other Properties Owned” means those properties owned, leased or operated by a person or its subsidiaries or those properties which serve as collateral for loans owned by a person or its subsidiaries.

Except as set forth on Seller Disclosure Schedule 3.15, (i) neither Seller nor any of the Subsidiaries has been or is in violation of or liable under any Environmental Law, (ii) none of the Loan Portfolio Properties and Other Properties Owned by Seller or Seller Sub has been or is in violation of or, to the Knowledge of Seller, liable under any Environmental Law, and (iii) there are no actions, suits, demands, written notices, claims, investigations or proceedings pending or, to the Knowledge of Seller, threatened, relating to the Loan Portfolio Properties and Other Properties Owned by Seller or Seller Sub under any Environmental Law, including any notices, demand letters or written requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law.

3.16 Allowance for Loan Losses and Real Estate Owned. The allowance for loan losses reflected on Seller’s consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 is in compliance with Seller’s existing methodology for determining the adequacy of its allowance for loan losses and was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, adequate in all material respects as of their respective dates under the requirements of GAAP and the standards formally established by applicable Governmental Entities to provide for reasonably anticipated losses on outstanding loans net of recoveries. The real estate owned reflected on the consolidated balance sheets included in the consolidated financial statements referred to in Section 3.4 was, at the time recorded, or will be in the case of subsequently delivered financial statements, as the case may be, carried at the lower of cost or fair value, or the lower of cost or net realizable value, as required by GAAP.

3.17 Minute Books. Since January 1, 2011, the minute books, including any attachments thereto, of Seller and the Subsidiaries contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by their respective boards of directors or comparable governing bodies (including committees thereof) and stockholders, members or trustees, as applicable.

3.18 Affiliate Transactions. Except for (i) deposit agreements entered into in the ordinary course of business with customers of Seller Sub; (ii) loans covered by the second sentence of Section 3.23(a); and (iii) obligations under employee benefit plans set forth on Seller Disclosure Schedule 3.8(a), and except as specifically contemplated by this Agreement, since January 1, 2011, neither Seller nor any of the Subsidiaries has engaged in or agreed to engage in (whether in writing or orally) any transaction with any “affiliate,” as such term is defined in Rule 405 under the 1933 Act.

3.19 Internal Controls; Disclosure Controls. Seller and the Subsidiaries have maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) all transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (ii) access to Seller’s assets is permitted only in accordance with management’s general or specific authorization, and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences. Seller and the Subsidiaries have devised and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) effective for ensuring that information Seller is required to disclose in reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

3.20 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts (including commitments to sell mortgage loans) and other similar risk management arrangements (collectively, the “Risk Management Instruments”), whether entered into for Seller’s own account or for the account of one or more of Seller Sub or its customers, were entered into, to the Knowledge of Seller, (i) in accordance with all applicable Laws and (ii) with counterparties financially responsible at the time; and each of the Risk Management Instruments are valid and legally binding obligations of Seller or Seller Sub; and are enforceable in accordance with their terms (except as limited by the Bankruptcy and Equity Exception), and are in full force and effect. Except as would not reasonably be likely to result in a Seller Material Adverse Effect, Seller and its Subsidiaries have in place risk management policies and procedures sufficient in scope and operation to protect against risks of the type and in amounts reasonably expected to be incurred by entities of similar size and in similar lines of business as Seller or the applicable Subsidiary. Seller and Seller Sub have duly performed all of their material obligations under Risk Management Instruments to the extent such obligations to perform have accrued. To the Knowledge of Seller, there are no material breaches, violations or defaults, or allegations or assertions thereof by any party thereunder. Without limiting the generality of the foregoing, as of the date hereof, no events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require Seller or Seller Sub to repurchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to that effect.

3.21 Opinion. Prior to the execution of this Agreement, the board of directors of Seller has received the oral opinion (to be confirmed in writing) of its financial advisor, Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of Seller Common Stock. Seller shall furnish an accurate and complete copy of such opinion to Acquiror, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.22 Broker Fees. Except as set forth in Seller Disclosure Schedule 3.22, neither Seller nor any of the Subsidiaries nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

3.23 Loans.

(a) Except as set forth on Seller Disclosure Schedule 3.23, all of the loans and other evidences of indebtedness (including commitments to extend credit) on the books of Seller and Seller Sub in the original principal amount of $35,000 and above are valid and properly documented in all material respects and were solicited and originated, and are and have been administered and serviced, in the ordinary course of business consistent with Seller and Seller Sub’s underwriting standards, and the security therefor, if any, is valid and properly perfected in all material respects, and no material collateral has been released from the lien granted to Seller and Seller Sub with respect to any such loans unless approved by Seller and Seller Sub and documented in their files. All loans and extensions of credit that have been made by Seller Sub that are subject to Section 22(h) of the Federal Reserve Act, as amended, and Regulation O (12 C.F.R. Part 215) promulgated thereunder, comply therewith in all material respects. There are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O. Neither the terms of such loans nor any of the loan documentation nor the manner in which such loans have been originated, administered and serviced nor Seller’s procedures and practices of approving or rejecting loan applications violates in any material respect any Law applicable thereto. Seller and Seller Sub have full power and authority to hold such loans and have good and valid title to all such loans, free and clear of any liens (other than liens in the ordinary course of business to the FHLB or the Federal Reserve Bank of Atlanta), and the principal balance of each such loan as shown on the books and records of Seller and Seller Sub is true and correct as of the last date shown thereon. To the Knowledge of Seller, each such loan is enforceable against the obligor(s) thereunder in accordance with its terms, in each such case subject to the Bankruptcy and Equity Exception, except for such unenforceability which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. All such loans will continue in full force and effect immediately after the Effective Time, other than any loans that are paid or otherwise satisfied in full after the date hereof and prior to the Effective Time, except for such failure to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect. For purposes of this Section 3.23, the term “loans” includes the documents relating in any way to such loans, including loan applications, notes or borrowing arrangements (including leases, credit enhancements, commitments and interest-bearing assets), security agreements, deeds of trust, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements, including building and loan agreements, guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing. The electronic data files delivered by Seller to Acquiror with respect to all outstanding Seller loans as of October 31, 2014 are true, correct and complete in all material respects.

(b) To the Knowledge of Seller, Seller and Seller Sub have administered and serviced the loans, leases and other assets purchased by Seller Sub from the FDIC, in its capacity as receiver of each of Citizens Bank of Effingham, Springfield, Georgia and First Southern National Bank, Statesboro, Georgia, in all material respects, in accordance with the relevant notes or other credit or security documents, the requirements of the applicable Shared-Loss Agreement and with all applicable federal, state and local laws, regulations and rules. To the Knowledge of Seller, Seller Sub (i) has not been underpaid or overpaid any amounts under any of the Shared-Loss Agreements by the FDIC, as receiver, (ii) has timely and properly filed all reports and documents with the FDIC, as receiver, in accordance with the terms of the Shared-Loss Agreements, and (iii) is not in default or violation of any of its duties or obligations under any of the Shared-Loss Agreements, except, with respect to clauses (ii) and (iii), such late or improper filings or defaults or violations which, individually or in the aggregate, would not reasonably be likely to result in a Seller Material Adverse Effect.

(c) Seller Disclosure Schedule 3.23(c) sets forth a list of each request received by Seller since January 1, 2011 for any recourse or request to repurchase by a buyer of any loans, any pools or loans or participations in loans or pools of loans, including all claims made or, to the Knowledge of Seller, threatened, for repurchases of home mortgage loans sold to third parties.

(d) To the Knowledge of Seller, each agreement between Seller or any of its Subsidiaries and a Seller Mortgage Vendor (a “Seller Mortgage Vendor Agreement”) is valid and in full force and effect and enforceable in accordance with its respective terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally (or the enforcement of the rights of creditors of FDIC-insured institutions in particular), and except that the availability of equitable remedies (including specific performance and injunctive relief) is within the discretion of the court before which any proceeding may be brought. To the Knowledge of Seller, no Seller Mortgage Vendor is in material breach of its Seller Mortgage Vendor Agreement. Seller or its Subsidiary, as applicable, has the right to stop funding immediately the Seller Mortgage Vendor Agreement upon (i) an order or directive from any depository institution regulatory authority; (ii) the justifiable suspension of Seller Mortgage Vendor by any of its institutional end-loan Seller Mortgage Investors (hereinafter defined); (iii) a material, negative change in the Seller Mortgage Vendor’s financial condition; (iv) the Seller Mortgage Vendor’s failure to comply with the terms of the Seller Mortgage Vendor Agreement; or (v) the Seller Mortgage Vendor’s failure to comply with the underwriting, closing delivery and funding requirements of its institutional end-loan Seller Mortgage Investors. To the Knowledge of Seller, the relevant seller has the obligation to repurchase any Seller loan subject to a Seller Mortgage Vendor Agreement should the sale of any such loan or loans scheduled for purchase by the Seller Mortgage Investor fail to be consummated within a specified time, not to exceed 90 days, after the date on which an interest in the Seller loan is purchased by Seller or its Subsidiary, as applicable. For purposes of this Agreement, “Seller Mortgage Vendor” means a third-party that originates or purchases mortgage loans from whom Seller or any of its Subsidiaries purchases, or did purchase, a participation interest in such mortgage loans or whose origination or purchase of mortgage loans was financed by Seller or any of its Subsidiaries.

(e) To the Knowledge of Seller, each mortgage loan made by a Seller Mortgage Vendor in which Seller or any of its Subsidiaries has purchased a participating interest or which Seller or any of its Subsidiaries has financed (the “Seller Mortgage Loans”) is secured by a first or second lien on the land on which the dwelling is situated, and the Seller Mortgage Vendor has a written agreement (a “Take-Out Letter”) issued by an investor (the “Seller Mortgage Investor”) approved by Seller or any of its Subsidiaries to purchase the Seller Mortgage Loan. No Seller Mortgage Investor has indicated that it has terminated, or intends to terminate, its relationship with Seller or Seller Sub. The Seller Mortgage Loans are conforming loans eligible for purchase under Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”), Federal Home Loan Mortgage Corporation (“FHLMC”), or approved institutional investor criteria. The delivery of all Seller Mortgage Loan documents is at the Seller Mortgage Vendor’s risk and the Seller Mortgage Vendor’s responsibility, and each Seller Mortgage Vendor has agreed to indemnify Seller or any of its Subsidiaries, as applicable, and hold it harmless from all bona fide and reasonable loss, cost or expense (including reasonable attorneys’ fees) arising out of or incurred in connection therewith, except only for such loss, cost or expense, if any, that results solely from the negligent acts or omissions of Seller or any of its Subsidiaries, as applicable.

(f) To the Knowledge of Seller, with respect to each Seller Mortgage Loan, all applicable Laws have been complied with in all material respects, including, but not limited to, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the Flood Disaster Protection Act, the Fair Housing Act, the Truth-in-Lending Act of 1968, the Depository Institutions Deregulatory and Monetary Control Act of 1980, all as amended; all usury laws and limitations; all conditions within the control of the Seller Mortgage Vendor as to the validity of the insurance or guaranty required by the National Housing Act of 1934, as amended, and the rules and regulations thereunder, and the Servicemen’s Readjustment Act of 1944, as amended, and the rules and regulations thereunder; and all requirements of the mortgage insurance companies or other insurers have been properly satisfied, and such insurance or guaranty is valid or enforceable. A written appraisal of the real property securing each such Seller Mortgage Loan has been prepared by a duly-licensed appraiser and satisfies all requirements for any applicable Department of Veterans Affairs guaranty, FHA insurance or private mortgage insurance and all requirements imposed by the Seller Mortgage Investor which issued the Take-Out Letter covering such Seller Mortgage Loan. Seller Mortgage Loans that are secured by premises requiring flood insurance due to their location in a special flood hazard as designated by the Secretary of HUD, are and continue to be covered by special flood insurance under the National Flood Insurance Program. Neither Seller nor any of its Subsidiaries is now, nor has it been since January 1, 2011, subject to any fine, sanction, settlement or other administrative agreement with respect to Seller Mortgage Loans.

(g) To the Knowledge of Seller, since January 1, 2011, neither Seller nor any of its Subsidiaries has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

(h) Except as set forth on Seller Disclosure Schedule 3.23, since January 1, 2011, neither Seller nor any of its Subsidiaries has acquired or disposed of any pool of Seller loans, other than related to its mortgage purchase business in the ordinary course of business.

(i) Seller Disclosure Schedule 3.23(i) sets forth a list of (i) each Seller loan that as of October 31, 2014 had an outstanding balance and/or unfunded commitment of $100,000 or more and that as of such date (A) was contractually past due 90 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by Seller Sub or any Governmental Entity, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Seller loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) which is required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15; and (ii) each asset of Seller or any of its Subsidiaries that as of October 31, 2014 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Seller loans, and the book value thereof as of such date. For each Seller loan identified in accordance with the immediately preceding sentence, Seller Disclosure Schedule 3.23(i) sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such loan and the identity of the borrower thereunder as of October 31, 2014.

3.24 Investment Securities; BOLI.

(a) Except for securities pledged for reverse repurchase agreements, interest rate swap, cap and floor contracts or pledged to secure public trust funds, (i) none of the investments reflected in the audited consolidated balance sheet of Seller as of December 31, 2013 under the heading “Securities available for sale,” (ii) none of the investments by Seller and the Subsidiaries since December 31, 2013, and (iii) none of the assets reflected in the audited consolidated balance sheet of Seller as of December 31, 2013 or in any unaudited consolidated balance sheet of Seller furnished to Acquiror after December 31, 2013 under the heading “Cash and due from banks” is subject to any restriction, whether contractual or statutory, that impairs the ability of Seller or any of the Subsidiaries freely to dispose of such investment at any time. With respect to all repurchase agreements of which Seller or any of the Subsidiaries is a party, Seller or such Subsidiary, as the case may be, has a valid, perfected first lien or security interest in or evidence of ownership in book entry form of the government securities or other collateral securing each such repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby under such agreement.

(b) Seller Disclosure Schedule 3.24(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Seller, Seller Sub or any of the other Subsidiaries, including the value of its BOLI. Seller, Seller Sub and its other Subsidiaries have taken all actions necessary to comply in all material respects with applicable Law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the financial statements of Seller delivered pursuant to Section 5.5 hereof, in accordance with GAAP. All BOLI is owned solely by Seller, Seller Sub or another Subsidiary, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI. Neither Seller, Seller Sub nor any of the other Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

3.25 Employees; Compensation.

(a) Except to the extent a failure to comply could not, alone or with any other failure, have a Seller Material Adverse Effect, (i) each of Seller and the Subsidiaries is and has been in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, and wages and hours, including any Law relating to discrimination, fair labor standards and occupational health and safety, wrongful discharge or violation of the personal rights of employees, former employees or prospective employees; and (ii) neither Seller nor any of the Subsidiaries is or has engaged in any unfair labor practices. Additionally, there are no strikes, slowdowns or work stoppages pending or, to the Knowledge of Seller, threatened with respect to the employees; there is no representation claim or petition or complaint pending before the National Labor Relations Board or any state or local labor agency and, to the Knowledge of Seller, no question concerning representation has been raised or threatened respecting the employees; to the Knowledge of Seller, no charges with respect to or relating to Seller’s business are pending before the Equal Employment Opportunity Commission, or any state or local agency responsible for the prevention of unlawful employment practices, which could reasonably be likely to have a Seller Material Adverse Effect; and to the Knowledge of Seller, neither Seller nor any of the Subsidiaries has any obligations under any federal, state, or local government contract, although Seller is a government contractor pursuant to Executive Order 11246. No employee of Seller or any of its Subsidiaries is an undocumented alien, and Seller has obtained a Form I-9 and all ancillary information required in connection therewith with respect to each such employee.

(b) Except to the extent that such liability could not, alone or with any other failure, have a Seller Material Adverse Effect, neither Seller nor any of the Subsidiaries has any direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than a “common law employee” or with respect to any person leased from another employer.

(c) Except to the extent a failure to comply could not, alone or with any other failure, have a Seller Material Adverse Effect, Seller has complied (or will comply) prior to the Effective Time in all material respects with all obligations existing on or before the Effective Time imposed by the Worker Adjustment and Retraining Notification Act (“WARN Act”) and any applicable similar state or local law, including, but not limited to, providing all notices required thereunder.

3.26 Tax and Regulatory Matters. Neither Seller nor any of the Subsidiaries has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Parent Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any unqualified consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c). No Seller Common Stock has been or will be acquired by Seller Sub prior to and in connection with the Mergers. Neither Seller nor any of the Subsidiaries has ever made or been required to make an election under Section 338 of the Code.

3.27 Intellectual Property.

(a) Seller Disclosure Schedule 3.27 contains a complete and accurate list of all of Seller and each Subsidiary’s material U.S. and foreign (i) trademark or service mark registrations and applications, (ii) copyright registrations and applications, and (iii) Internet domain names. Neither Seller nor any of the Subsidiaries owns any patents or patent applications. Seller or the applicable Subsidiary owns or has the valid right to use, in each case free and clear of all material liens (other than Permitted Liens), all applications, trademarks, service marks, trademark or service mark registrations and applications, trade names, logos, designs, Internet domain names, slogans and general intangibles of like nature, together with all goodwill related to the foregoing, copyrights, copyright registrations, renewals and applications, Software (as defined below), technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models and methodologies, licenses, agreements and all other material proprietary rights (collectively, the “Intellectual Property”) used in the business of Seller and such Subsidiary as it currently is conducted. “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) the technology supporting and content contained on any owned or operated Internet site(s), and (v) all documentation, including user manuals and training materials, relating to any of the foregoing. The ownership or right to use such material Intellectual Property or Software of Seller or the applicable Subsidiary (i) has not been challenged in any prior litigation to which Seller or such Subsidiary was a party, (ii) is not being challenged in any pending litigation to which Seller or such Subsidiary is a party and (iii) to the Knowledge of Seller, is not the subject of any threatened or proposed litigation. Provided that the required consents and prior notices described on Seller Disclosure Schedule 3.27 are obtained or given (as the case may be), the consummation of the transactions contemplated hereby will not result in the loss or impairment of any such Intellectual Property (other than goodwill associated with Seller or Seller Sub) or Software of Seller or any of the Subsidiaries.

(b) The conduct of the business of Seller and each of the Subsidiaries as currently conducted does not, in any material respect, infringe upon (either directly or indirectly, such as through contributory infringement or inducement to infringe), dilute, misappropriate or otherwise violate any material Intellectual Property owned and controlled by any third party.

(c) To the Knowledge of Seller, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or licensed to or by Seller or any of the Subsidiaries, and no such claims have been made against a third party by Seller or any of the Subsidiaries.

(d) Each item of Software which is used by Seller or any of the Subsidiaries in connection with the operation of their businesses as currently conducted is either (i) owned by Seller or the applicable Subsidiary, (ii) currently in the public domain or otherwise available to Seller without the need of a license, lease or consent of any third party, or (iii) used under rights granted to Seller or such Subsidiary pursuant to a written agreement, license or lease from a third party.

3.28 Regulatory Capital; Community Reinvestment Compliance. Seller Sub is, and on the Closing Date, Seller Sub will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Seller is, and on the Closing Date, Seller will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. To the Knowledge of Seller, Seller Sub is in material compliance with all applicable provisions of the Community Reinvestment Act of 1977, as amended (the “CRA”), and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA. Seller has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could be reasonably expected to result in Seller or Seller Sub failing to be “well-capitalized” or having its current CRA rating lowered within the next 12 months.

3.29 Trust Matters. Neither Seller nor any of its Subsidiaries currently provides, or at any time after January 1, 2011 has provided, trust or fiduciary services.

3.30 Broker-Dealer and Investment Advisory Matters.

(a) None of Seller, its Subsidiaries or, to the Knowledge of Seller, any of their respective officers and employees are required to be registered, licensed or qualified with the Commission or any securities or insurance commission or other Governmental Entity as a broker-dealer, investment adviser, futures commission merchant, municipal securities dealer, registered principal, registered representative, agent, salesperson or investment adviser representative. Neither Seller nor any of its Subsidiaries has received any notice of proceedings relating to any obligation to be so registered, licensed or qualified. Each of Seller and its Subsidiaries and, to the Knowledge of Seller, their respective solicitors, third party administrators, managers, brokers and distributors, have marketed, sold and issued investment products and securities in accordance with all applicable Laws governing sales processes and practices in all material respects.

(b) None of Seller nor any of its Subsidiaries is, or provides any investment management or investment advisory or sub-advisory services to any person or entity that is registered as, an Investment Company under the Investment Company Act of 1940, as amended.

3.31 No Existing Discussions. As of the date hereof, neither Seller nor Seller Sub is engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Transaction (as hereinafter defined).

3.32 Material Contracts. Neither Seller nor Seller Sub is in default under any contract filed as an exhibit to Seller’s Annual Report on Form 10-K for the year ended December 31, 2013, or Seller’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, or September 30, 2014, other than defaults which would not reasonably be likely to result in, individually or in the aggregate, a Seller Material Adverse Effect.

3.33 NASDAQ. Seller is in compliance in all material respects with the rules, regulations and policies of NASDAQ applicable to Seller.

3.34 Certain Business Practices. Neither Seller nor any of the Subsidiaries, and, to the Knowledge of Seller, no director, officer, agent or employee of Seller or any of the Subsidiaries, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment.

3.35 Continuity of Business Enterprise. Seller operates at least one significant historic business line, or owns at least a significant portion of its historic business assets, in each case within the meaning of Treasury Regulations Section 1.368-1(d).

3.36 Indemnification. No present or former director, officer, employee or agent of any of Seller or any of its Subsidiaries has any claim for indemnification from any of Seller or its Subsidiaries. To the Knowledge of Seller, no action or failure to take action by any present or former director, officer, employee or agent of Seller or its Subsidiaries or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise any claim by any such present or former director, officer, employee or agent for indemnification from any of Seller or its Subsidiaries.

3.37 Vote Required. The only vote of the holders of any class or series of capital stock of Seller necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Parent Merger, is the adoption of this Agreement by the holders of a majority of the outstanding shares of Seller Common Stock entitled to vote on such matter (the “Seller Stockholder Approval”).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND ACQUIROR SUB

Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Acquiror and Acquiror Sub delivered herewith (the “Acquiror Disclosure Schedule”) (provided that each exception set forth in the Acquiror Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or

(b) disclosed in any publicly available report, schedule, form or other document filed with the SEC by Acquiror prior to the date hereof and on or after the date on which Acquiror filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Acquiror and Acquiror Sub, jointly and severally, represent and warrant as of the date hereof to Seller and Seller Sub as set forth in this Article IV. The Acquiror Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in this Article IV. The phrase “provided to Seller”, “delivered to Seller” or “made available to Seller” or any phrase of similar import means that Acquiror or Acquiror Sub has delivered, provided access to or made certain items available for review and copying, or that such items are available on www.sec.gov, to Seller, Seller Sub or their counsel. For purposes of this Article IV, the phrase “to the Knowledge of Acquiror,” the phrase “to Acquiror’s Knowledge” or any phrase of similar import shall be deemed to refer to the actual knowledge of the senior executive officers of Acquiror and Acquiror Sub (i.e., the senior vice president level and above) after reasonable investigation.

4.1 Corporate Organization.

(a) Acquiror is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect. The term “Acquiror Material Adverse Effect” shall mean any change, state of facts, circumstance, event or development, which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, results of operations, assets or financial condition of Acquiror and Acquiror Sub, taken individually or as a whole, other than (i) effects resulting from the impact of any actions taken by Acquiror or any of its subsidiaries with the prior written consent of Seller or required expressly by this Agreement or any action not taken by Acquiror or any of its subsidiaries to the extent such action is prohibited by this Agreement without the prior written consent of Seller and Seller has not consented to such action; (ii) changes in Laws or interpretations thereof that are generally applicable to the banking industry; (iii) changes in GAAP or regulatory accounting requirements applicable to banks or their holding companies generally; (iv) expenses incurred in connection with this Agreement and the Mergers including payments to be made pursuant to employment and severance agreements and the termination of other benefit plans; (v) changes attributable to or resulting from changes that are the result of factors generally affecting financial institutions including changes in interest rates; (vi) changes in general economic, market, political or regulatory conditions in the United States; (vii) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Acquiror Common Stock, in and of itself, but not including any underlying causes thereof; (viii) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; or (ix) the impact of the announcement of this Agreement, the Mergers and the other transactions contemplated hereby; provided, that as to each of clauses (ii), (iii), (v), (vi) or (viii), such change, state of facts, circumstance, event or development does not have a disproportionate effect on Acquiror or Acquiror Sub as compared to other financial institutions or their holding companies. Acquiror is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Acquiror has furnished or made available to Seller true and complete copies of the articles of incorporation and bylaws (or comparable organizational documents) of Acquiror and Acquiror Sub as in effect on the date hereof.

(b) Acquiror Disclosure Schedule 4.1(b) lists the subsidiaries of Acquiror. Acquiror Sub is a bank association duly organized, validly existing and in good standing under the laws of the State of Mississippi. Acquiror Sub has the requisite corporate power and authority to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect.

(c) Each of Acquiror’s subsidiaries (other than Acquiror Sub, which is addressed in Section 4.1(b)), is duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization. Each of such subsidiaries has the requisite corporate, limited liability company or trust power and authority, as applicable, to own or lease all of its properties and assets and to conduct its business as it is now being conducted, and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing, or to have such power or authority, individually or in the aggregate, would not have an Acquiror Material Adverse Effect.

(d) Other than as listed on Acquiror Disclosure Schedule 4.1(b) and Acquiror Sub’s ownership of stock of the Federal Home Loan Bank of Dallas, Acquiror does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

4.2 Capitalization. The authorized capital stock of Acquiror consists of 75,000,000 shares of the Acquiror Common Stock, of which 31,538,865 shares are issued and outstanding and 1,117,301 shares are held in treasury as of the date hereof, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding on the date hereof. The authorized capital stock of Acquiror Sub consists of 772,822 shares of Acquiror Sub Common Stock, all of which are issued and outstanding. All issued and outstanding shares of Acquiror Common Stock and all issued and outstanding shares of capital stock of Acquiror Sub have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights, and there are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to Acquiror Common Stock or Acquiror Sub Common Stock. None of the outstanding shares of capital stock or other security of Acquiror has been issued in violation of any preemptive rights of the current or past stockholders of Acquiror. All of the outstanding shares of Acquiror Sub Common Stock are owned by Acquiror free and clear of any liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever. Except for stock options issued under Acquiror’s long-term incentive compensation plan (and any stock options issued under any similar plan assumed by Acquiror in connection with prior business combination transactions), neither Acquiror nor Acquiror Sub nor any of the other subsidiaries of either, has or is bound by any outstanding subscriptions, options, warrants, rights, calls, commitments or agreements of any character calling for the transfer, purchase, redemption or issuance of any shares of Acquiror Common Stock or Acquiror Sub Common Stock or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such stock. As of the date of this Agreement, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Acquiror stockholders may vote, nor any subordinated debt securities, are outstanding.

4.3 Authority; No Violation.

(a) Subject to the approval of this Agreement and the transactions contemplated hereby by the stockholders of Acquiror and Acquiror Sub, Acquiror and Acquiror Sub have all requisite corporate power and authority to execute and deliver this Agreement and the Merger Documents, as applicable, and to consummate the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof. The execution and delivery of this Agreement and the Merger Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, have been duly and validly approved by the unanimous vote of the board of directors of Acquiror and Acquiror Sub, as applicable, and the board of directors of Acquiror has determined to recommend that the stockholders of Acquiror adopt and approve the Parent Merger and the other transactions contemplated hereby. Except for the approval by Acquiror’s stockholders of this Agreement and the transactions contemplated hereby, no other corporate proceedings on the part of Acquiror or Acquiror Sub are necessary to consummate the transactions so contemplated other than in the case of the Parent Merger, the filing of the Parent Merger Document as contemplated in Section 1.2. Except for the approval of Acquiror Sub’s sole stockholder of this Agreement, the Subsidiary Merger Document and the transactions contemplated hereby and thereby, no other corporate proceedings on the part of Acquiror Sub are necessary to consummate the transactions so contemplated other than in the case of the Subsidiary Merger, the filing of the Subsidiary Merger Document as contemplated in Section 1.2. Subject to the receipt of the regulatory and other approvals described in this Agreement, this Agreement and the Merger Documents have been, or will be, duly and validly executed and delivered by Acquiror and Acquiror Sub, as applicable, and constitute, or will constitute upon execution and delivery thereof, valid and binding obligations of Acquiror and Acquiror Sub, as applicable, enforceable against Acquiror and Acquiror Sub, as applicable, in accordance with and subject to their terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b) None of the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, nor the consummation by Acquiror and Acquiror Sub of the transactions contemplated hereby and thereby in accordance with the terms hereof and thereof nor compliance by Acquiror or Acquiror Sub with any of the terms or provisions hereof or thereof, will (i) violate any provision of the articles of incorporation or bylaws (or comparable organizational documents) of Acquiror, Acquiror Sub or any other subsidiary of Acquiror; (ii) assuming that the consents and approvals set forth in Section 4.3(c) are duly obtained, violate any (A) Law to which Acquiror, Acquiror Sub or any of the other subsidiaries of Acquiror is subject or (B) any judgment, order, writ, decree or injunction applicable to Acquiror or Acquiror Sub or any of their respective properties or assets; or (iii) assuming the consents and approvals set forth below are obtained, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the payment of any termination or like fee, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Acquiror or Acquiror Sub under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, deed of trust, license, lease, agreement or other instrument or obligation to which Acquiror or Acquiror Sub is a party, or by which any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have an Acquiror Material Adverse Effect.

(c) Except for consents and approvals of or filings or effective registrations with or notices to the Secretary of State of the State of Mississippi, the Maryland State Department of Assessments and Taxation, the MCB, the GDBF, the Commission, other applicable state and federal securities commissions, agencies and other similar regulatory bodies (including NASDAQ, FINRA and other industry self-regulatory organizations), the FRB, the FDIC, the Federal Trade Commission, the Department of Justice, and the stockholders of Acquiror and Acquiror Sub, and such other consents or approvals of or filings or effective registrations with or notices to any non-governmental third party which the failure to make or obtain, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect, no consents or approvals of or filings or effective registrations with or notices to any Governmental Entity or non-governmental third party are required on behalf of Acquiror or Acquiror Sub in connection with (i) the execution and delivery of this Agreement and the Merger Documents by Acquiror and Acquiror Sub, as applicable, (ii) the consummation by Acquiror of the Parent Merger and the other transactions contemplated hereby and by the Parent Merger Document, and (iii) the consummation by Acquiror Sub of the Subsidiary Merger and the other transactions contemplated hereby and by the Subsidiary Merger Document.

4.4 Financial Statements.

(a) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Acquiror SEC Documents (as defined below) (the “Acquiror Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the Commission with respect thereto as of their respective dates; (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the Commission for quarterly reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Acquiror and its consolidated subsidiaries at the respective dates thereof and the consolidated results of Acquiror operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the Commission.

(b) Except to the extent reflected, disclosed or reserved against in the Acquiror Financial Statements or immaterial liabilities incurred since September 30, 2014 in the ordinary course of business and consistent with past practice (none of which arises from breach of any contract or agreement, breach of warranty, tort, infringement, violation of any applicable Law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of Accounting Standards Codification Topic 450, Contingencies), neither Acquiror nor Acquiror Sub has any obligation or liability, whether absolute, accrued, contingent or otherwise, material to the business, results of operations, assets or financial condition of Acquiror and Acquiror Sub, taken individually or as a whole.

(c) Since December 31, 2011, (i) neither Acquiror nor any of its subsidiaries nor, to the Knowledge of Acquiror, any director, officer, employee, auditor, accountant or representative of it or any of its subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Acquiror or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Acquiror or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Acquiror or any of its subsidiaries, whether or not employed by Acquiror or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Acquiror or any of its officers, directors, employees or agents to Acquiror’s board of directors or any committee thereof or to any of Acquiror’s directors or officers.

4.5 Absence of Certain Changes or Events. There has not been any adverse change in the business, results of operations, prospects, assets or financial condition of Acquiror and Acquiror Sub taken individually or as a whole since September 30, 2014 that would have a material adverse effect on the ability of Acquiror and Acquiror Sub to perform their obligations hereunder other than: (i) any change in banking or similar Laws of general applicability to banks, savings institutions or their holding companies or interpretations thereof by Governmental Entities; (ii) changes in GAAP that are generally applicable to the banking or savings industries; (iii) reasonable expenses incurred in connection with the transactions contemplated hereby; and (iv) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates.

4.6 Legal Proceedings. None of Acquiror or any of its subsidiaries is a party to any, and there are no pending or, to the Knowledge of Acquiror, threatened, legal, administrative, arbitration or other proceedings, claims, actions or governmental investigations of any nature against Acquiror or any of its subsidiaries other than routine litigation arising in the ordinary course of business, which, individually or in the aggregate, could not reasonably be expected to have an Acquiror Material Adverse Effect. Neither Acquiror nor any of its subsidiaries is a party to any judgment, order, writ, decree or injunction which, individually or in the aggregate, would reasonably be expected to have an Acquiror Material Adverse Effect.

4.7 Taxes and Tax Returns. Except, as to each statement below, where the inaccuracy of such statement would not result in an Acquiror Material Adverse Effect:

(a) Each of Acquiror and its subsidiaries has duly filed (and until the Effective Time will so file) all Returns required to be filed or sent by or with respect to them in respect of any Taxes and has duly paid (and until the Effective Time will so pay) all Taxes due and payable other than Taxes or other charges which (i) are being contested in good faith and (ii) have not finally been determined. Acquiror and Acquiror Sub have established (and until the Effective Time will establish) on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable, whether or not disputed or accrued, as applicable. Except as set forth in Acquiror Disclosure Schedule 4.7(a), (i) the federal income tax returns of Acquiror and Acquiror Sub have not been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations), and (ii) the Mississippi franchise tax returns of Acquiror and Acquiror Sub, as applicable, respectively, have not been examined by applicable authorities (or are closed to examination due to the expiration of the statute of limitations), and in the case of both (i) and (ii) no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. All Returns filed (and until the Effective Time to be filed) are or will be, as applicable, complete and accurate in all respects. There are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted in writing for, Taxes or assessments upon Acquiror or Acquiror Sub, and no taxing authority has given written notice of the commencement of any audit, examination or deficiency action or made a claim in writing that Acquiror or Acquiror Sub is required to file a Return in such taxing authority’s jurisdiction. There is no currently outstanding waiver, extension or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns with respect to Acquiror or Acquiror Sub.

(b) No liens for Taxes exist with respect to any of the assets or properties of Acquiror or any of its subsidiaries, except for liens for Taxes not yet due and payable.

4.8 Securities Documents and Regulatory Reports.

(a) Since January 1, 2013, Acquiror has filed or furnished on a timely basis with the Commission all final registration statements, prospectuses, annual, quarterly or current reports and definitive proxy statements or other communications (other than general advertising materials), forms, reports, schedules, statements or other documents required to be filed or furnished by it pursuant to the 1933 Act or the 1934 Act or the rules and regulations promulgated by the Commission (all such filed or furnished documents since January 1, 2013, together with all exhibits and schedules thereto and all information incorporated therein by reference, the “Acquiror SEC Documents”). As of the respective dates of their filing or being furnished (and, in the case of registration statements and proxy statements, as of the dates of their effectiveness and the dates of mailing, respectively), except to the extent that any Acquiror SEC Document has been amended or superseded by a subsequently filed Acquiror SEC Document prior to the date hereof, in which case, as of the date of such amended or superseded filing, each such final registration statement, prospectus, annual, quarterly or current report and definitive proxy statement or other communication, form, report, schedule statement or other document, as of its date, complied or, if not yet filed or furnished, will comply in all material respects with all Laws applicable to the Acquiror SEC Documents (including the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002, as amended) and did not, and any Acquiror SEC Documents filed with or furnished to the Commission subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; provided, that information as of a later date filed publicly prior to the date hereof shall be deemed to modify information as of an earlier date.

(b) Since January 1, 2011, Acquiror and Acquiror Sub have duly filed in correct form all monthly, quarterly and annual reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with the MCB, FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Acquiror and/or Acquiror Sub, other than the Commission, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such monthly, quarterly and annual reports, forms, correspondence, registrations and statements, individually or in the aggregate, is not reasonably likely to have an Acquiror Material Adverse Effect. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. To the extent not prohibited by Law, Acquiror has delivered or made available to Seller accurate and complete copies of such reports, forms, correspondence, registrations and statements. Acquiror Disclosure Schedule 4.8 lists all examinations of Acquiror and Acquiror Sub conducted by the applicable bank regulatory authorities since January 1, 2013 and the dates of any responses submitted thereto. In connection with the most recent examinations of Acquiror or any of the subsidiaries by the applicable bank regulatory authorities, neither Acquiror nor any of its subsidiaries was required to materially correct or change any action, procedure or proceeding which Acquiror or Acquiror Sub believes has not been now corrected or changed as required. Other than its normal examinations, there is no proceeding, examination or investigation pending or, to the Knowledge of Seller, threatened by any Governmental Entity with respect to Acquiror’s or Acquiror Sub’s business or operations.

4.9 Acquiror Information. None of the information relating to Acquiror and its subsidiaries to be provided by Acquiror or Acquiror Sub for inclusion or incorporation by reference in the Joint Proxy Statement and/or in the Registration Statement or in any application, notification or other document to be filed with any Governmental Entity in connection with the transactions contemplated by this Agreement, will, as of the date the Joint Proxy Statement is first mailed to Seller’s or Acquiror’s stockholders or at the time of the Special Meetings, or at the time the Registration Statement becomes effective under the 1933 Act or at the Effective Time, or at the time any such other application, notification or other document are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (except that this representation shall not apply to any information in the Joint Proxy Statement, the Registration Statement or such other applications, notifications or other documents supplied by Seller or Seller Sub for inclusion or incorporation by reference therein), provided that information as of a later date shall be deemed to modify information as of an earlier date.

4.10 Compliance with Applicable Law.

(a) Each of Acquiror and its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with Governmental Entities that are required in order to permit it to carry on its business as it is presently being conducted and to own or lease its properties and assets, and all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, except for such failures to have such permits, licenses, certificates of authority, orders and approvals of, to make all filings, applications and registrations with Governmental Entities or to be in full force and effect which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. To the Knowledge of Acquiror, no suspension or cancellation of any of the same is threatened.

(b) Neither Acquiror nor any of its subsidiaries is (i) in material violation of (A) its respective articles of incorporation or bylaws (or comparable organizational documents) or any other governing instrument or (B) any Law of any Governmental Entity or (ii) in default with respect to any judgment, order, writ, decree or injunction of any court or other Governmental Entity, except in the case of clauses (i)(A) and (ii) above, such violations or defaults which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. Neither Acquiror nor any of its subsidiaries has received any written notice from any Governmental Entity asserting that Acquiror or any of its subsidiaries is in violation of any of the foregoing, except for such violations which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. Neither Acquiror nor Acquiror Sub is subject to any regulatory or supervisory cease and desist order, agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to all banks issued by Governmental Entities), and neither of them has received any written communication requesting that it enter into any of the foregoing, except for such cease and desist orders, agreements, written directives, memorandums of understanding or written commitments which, individually or in the aggregate, would not reasonably be likely to result in an Acquiror Material Adverse Effect. Neither Acquiror nor Acquiror Sub participated in the United States Department of the Treasury’s Capital Purchase Program or its Community Development Capital Initiative.

(c) Without limiting the generality of the foregoing, to the Knowledge of Acquiror, each of Acquiror and Acquiror Sub is in material compliance with the Bank Secrecy Act and all regulations promulgated thereunder and has timely and properly filed and maintained in all material respects all requisite Currency Transaction Reports and Suspicious Activity Reports and has properly monitored transaction activity (including, but not limited to, wire transfers). In addition, each of Acquiror and Acquiror Sub is in material compliance with the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act, the GLB Act Privacy Provisions, Office of Foreign Assets Control Regulation, Bank Protection Act, all applicable Financial Crimes Enforcement Network requirements and all other related laws. Acquiror and Acquiror Sub have neither had nor suspected any material incidents of fraud or defalcation during the last two years.

4.11 Employee Benefit Plans.

(a) Each employee benefit plan, arrangement, or commitment of Acquiror or any of its subsidiaries which is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, is listed in Acquiror Disclosure Schedule 4.11(a), and each bonus, deferred compensation, pension (including an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA) (“Acquiror Pension Plan”), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plan and all other material fringe benefits, employee benefit plans, practices, arrangements or commitments under which either Acquiror or any of its subsidiaries has an existing or future liability that cover current or former officers or employees or directors of Acquiror and any of the Subsidiaries, whether individually or in the aggregate or by group or class, whether written or unwritten, qualified or non-qualified, are listed in Acquiror Disclosure Schedule 4.11(a) (the “Acquiror Plans”). Acquiror has furnished to Seller true and complete copies or descriptions of each Acquiror Plan together, if applicable, with (i) all amendments, supplements, funding arrangements, policies, or other related documents thereto, (ii) the most recent summary plan description for each such Acquiror Plan for which a summary plan description is required, (iii) any applicable trust agreement, (iv) the most recent actuarial (to the extent applicable) and financial reports prepared with respect to any Acquiror Plan that is intended to be qualified under Section 401(a) of the Code (“Qualified Acquiror Plan”), (v) the three most recent annual reports filed with any Governmental Entity, including all schedules thereto, (vi) the most recent determination letter or ruling, if any, issued by the IRS with respect to any Qualified Acquiror Plan and a description of any open requests for rulings, statements or letters that pertain to any such Qualified Acquiror Plan, (vii) all registration statements filed with the Commission with respect to any of the Acquiror Plans, and (viii) any material written communications within the past six plan years to or from the IRS or any Governmental Entity with respect to any Acquiror Plan.

(b) Except as disclosed in Acquiror Disclosure Schedule 4.11(b): (i) each Acquiror Plan has been operated in compliance with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental Laws, including but not limited to the Health Insurance Portability and Accountability Act of 1996, the Age Discrimination in Employment Act of 1967, the Family and Medical Leave Act of 1994, the Americans with Disabilities Act and the Americans with Disabilities Amendments Act of 2008, the Patient Protection and Affordable Care Act of 2010, except for such instances of non-compliance that, either individually or in the aggregate, would not reasonably be expected to result in an Acquiror Material Adverse Effect; (ii) at all times after December 31, 2004, each Acquiror Plan that constitutes a nonqualified plan of “deferred compensation” within the meaning of Section 409A of the Code has been operated in compliance in all material respects with the applicable provisions of Section 409A of the Code and each Acquiror Plan has been timely amended to comply in all material respects with the applicable provisions of such section; (iii) each Qualified Acquiror Plan has received a favorable determination letter from the IRS or is entitled to rely upon a letter issued to a prototype sponsor or volume submitter sponsor covering all required Tax Law provisions or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code and, to the Knowledge of Acquiror, no fact or event has occurred since the date of such letter that could reasonably be expected to materially adversely affect the qualified status of any Qualified Acquiror Plan; (iv) neither Acquiror nor any of its subsidiaries has any liability to the IRS with respect to any Acquiror Plan, including any liability imposed by Chapter 43 of the Code, and no amount or any asset of any Acquiror Plan is subject to tax as unrelated business taxable income; (v) as of the date hereof, there is no pending or, to the Knowledge of Acquiror, threatened claim, administrative proceeding or litigation relating to any Acquiror Plan except claims for benefits arising in the ordinary course of the administration of such plans; (vi) neither Acquiror nor any of its subsidiaries has engaged in a transaction with respect to any Acquiror Plan subject to ERISA that could reasonably be expected to subject Acquiror or any of its subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Sections 502(i) and 4071 of ERISA; and (vii) neither Acquiror nor any of its subsidiaries has contributed to or been obligated to contribute to any “multi-employer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, regardless of whether based on contributions of an ERISA Affiliate. For purposes of this Agreement, the term “ERISA Affiliate” shall mean any entity, which together with Seller or Acquiror, as applicable, would be treated as a single employer under Code Section 414 or ERISA Section 4001(b).

(c) All contributions required to be made by Acquiror or any of its subsidiaries under the terms of any of their Acquiror Plans, as of the date hereof, have been timely made, and all obligations and liabilities under such Acquiror Plans that have accrued but are not due have been reflected in accordance with GAAP on their financial statements referred to in Section 3.4. No Acquiror Pension Plan has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and neither Acquiror nor any of its subsidiaries has an outstanding funding waiver. Neither Acquiror nor any of its subsidiaries has provided, or is required to provide, security to any Acquiror Pension Plan pursuant to Section 401(a)(29) of the Code, and no such plan is or has been subject to any limitation on accelerated distributions or amendments under Section 436 of the Code.

(d) There has been no amendment to, announcement by Acquiror or any of its subsidiaries relating to, or change in employee participation or coverage under, any Acquiror Plan which would materially increase the expense of maintaining such Acquiror Plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth on Acquiror Disclosure Schedule 4.11(e), neither the execution of this Agreement, approval of this Agreement by the stockholders of Acquiror or Acquiror Sub nor the consummation of the transactions contemplated hereby (individually or in conjunction with any other event) will (i) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits or increase in the amounts payable or result in any other material obligation pursuant to any Acquiror Plan; (ii) limit or restrict their right or, after the consummation of the transactions contemplated hereby, the right of Employer (as defined in Section 5.13(a)(i)) to merge, amend or terminate any Acquiror Plan; (iii) entitle any Employee to severance pay or any increase in severance pay upon any termination of employment after the date hereof; or (iv) cause Acquiror or any of its subsidiaries to record additional compensation expense on their income statements with respect to any outstanding stock option or other equity-based award.

4.12 Deposit Insurance and Other Regulatory Matters. The deposit accounts of Acquiror Sub are insured by the FDIC to the maximum extent permitted by the FDIA, and Acquiror Sub has paid when due all premiums and assessments required by the FDIA and the regulations thereunder. No action, suit or proceeding is pending or, to the Knowledge of Acquiror, has been threatened by the FDIC against Acquiror or Acquiror Sub with respect to the termination of such insurance. Acquiror Sub has complied in all material respects with any agreements or commitments entered into or made by Acquiror Sub in connection with obtaining “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)).

4.13 Material Contracts; Other Agreements. Neither Acquiror nor Acquiror Sub is in default under any contract filed as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2013, or its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, or September 30, 2014, other than defaults which would not reasonably be likely to result in, individually or in the aggregate, an Acquiror Material Adverse Effect. Acquiror Sub is in material compliance with all reporting, recordkeeping, audit and other requirements under all purchase and assumption agreements, commercial shared-loss agreements, and/or loss share arrangements with the FDIC and all agreements and arrangements with respect to loss sharing thereunder are enforceable against the FDIC in accordance with their respective terms (subject to the Bankruptcy and Equity Exception).

4.14 NASDAQ. Acquiror is in compliance in all material respects with the rules, regulations and policies of NASDAQ applicable to Acquiror.

4.15 Broker Fees. Except as set forth in Acquiror Disclosure Schedule 4.15, neither Acquiror nor any of its subsidiaries nor any of their respective directors or officers has employed any consultant, broker or finder or incurred any liability for any consultant’s, broker’s or finder’s fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.16 Tax and Regulatory Matters. Neither Acquiror nor any of its subsidiaries has taken or agreed to take any action which would or could reasonably be expected to (i) cause the Parent Merger not to constitute a reorganization under Section 368 of the Code or (ii) materially impede or delay receipt of any consents of regulatory authorities referred to in Section 5.7 or result in failure of the condition in Section 7.1(c).

4.17 Regulatory Capital; Community Reinvestment Act. Acquiror Sub is, and on the Closing Date, Acquiror Sub will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FDIC, and on the date hereof, Acquiror is, and on the Closing Date, Acquiror will be, “well capitalized” as such term is defined in the rules and regulations promulgated by the FRB. To the Knowledge of Acquiror, Acquiror Sub is in material compliance with all applicable provisions of the CRA and has received a CRA rating of “Satisfactory” in its most recent exam under the CRA.

4.18 Acquiror Shares. The shares of Acquiror Common Stock to be issued to pay the aggregate Merger Consideration pursuant to this Agreement (i) will have been duly authorized by the Effective Time, and (ii) when issued in accordance with the terms of this Agreement, will be (A) validly issued, fully paid and non-assessable, (B) free and clear of all liens, encumbrances, charges, restrictions or rights of third parties of any kind whatsoever, excluding restrictions under the 1933 Act, (C) issued in material compliance with all applicable securities Laws, and (D) in addition, such issuances shall not be subject to any preemptive right of stockholders of Acquiror or to any right of stockholders of Acquiror or to any right of first refusal or other right in favor of any person which has not been observed or waived.

4.19 Opinion. Prior to the execution of this Agreement, the board of directors of Acquiror has received the oral opinion (to be confirmed in writing) of its financial advisor, Raymond James & Associates, Inc., to the effect that, as of the date thereof and based upon and subject to the assumptions and qualifications set forth therein, the Merger Consideration is fair, from a financial point of view, to Acquiror. Acquiror shall furnish an accurate and complete copy of such opinion to Seller, solely for informational purposes, as promptly as practicable following the execution of this Agreement. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.20 Vote Required. The only vote of the holders of any class or series of capital stock of Acquiror necessary or required in order to adopt this Agreement or approve the transactions contemplated hereby, including the Parent Merger, is the adoption of this Agreement by the holders of a majority of the outstanding shares of Acquiror Common Stock entitled to vote on such matter (the “Acquiror Stockholder Approval”).

ARTICLE V

COVENANTS OF THE PARTIES

5.1 Conduct of the Business of Seller and Seller Sub.

(a) During the period from the date hereof to the Effective Time, except as expressly permitted by this Article V, Seller and Seller Sub shall, and shall cause the other Subsidiaries to, conduct its and their businesses only in the ordinary course and consistent with past practice and prudent banking practice or as required hereunder, except with the prior written consent of Acquiror, which consent shall not be unreasonably withheld, conditioned or delayed. Seller and Seller Sub shall use their best efforts consistent with past practices to

(i) maintain and preserve intact their business organization, their rights, franchises and other authorizations issued by Governmental Entities and their current relationships with customers, regulators, employees and other persons with which they have business or other relationships; and (ii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of any of the parties to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby. During the period from the date hereof to the Effective Time, Seller shall provide Acquiror with a true and complete copy of any agreement by Seller or Seller Sub to indemnify and/or hold harmless any director, officer, employee or agent of Seller or Seller Sub, except to the extent required under the mandatory provisions of the articles of organization or bylaws (or comparable organizational documents) of Seller or Seller Sub, as applicable, or under applicable Law, promptly (but in no event more than five days) after the date Seller executes any such agreement.

(b) Seller and Seller Sub agree to promptly notify Acquiror and Acquiror Sub if after the date hereof Seller or Seller Sub makes or acquires any loan or issues a commitment (or renews or extends an existing commitment) for any loan relationship having total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,000,000, or amends, renews, restructures or modifies in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,000,000.

(c) The declaration of the last quarterly dividend by Seller prior to the Effective Time and the payment thereof shall be coordinated with Acquiror so that holders of Seller Common Stock do not receive dividends on both Seller Common Stock and Acquiror Common Stock received in the Parent Merger in respect of such quarter.

(d) Notwithstanding anything contained in Sections 5.1 and 5.2, Seller shall be permitted to take any and all actions necessary to effectuate the integration of Alarion Financial Services, Inc. into Seller, including, but not limited to, the conversion of Alarion Bank customers and depositors with and into Seller Sub. Seller shall keep Acquiror reasonably apprised of the actions to be taken in connection with such integration. In addition, Seller shall keep Acquiror reasonably apprised of the actions to be taken in connection with the integration of the loans, deposits and branch acquired from The PrivateBank and Trust Company into Seller.

5.2 Negative Covenants of Seller and Seller Sub. Seller and Seller Sub agree that from the date hereof to the Effective Time, except as otherwise approved in advance by Acquiror in writing, which approval shall not be unreasonably withheld, conditioned or delayed, or as permitted or required by this Agreement, each of Seller and Seller Sub will not, and shall not permit any other Subsidiary to:

(i)	change any provision of the articles of incorporation or bylaws (or comparable organizational document) or other governing instrument of Seller or any of the Subsidiaries;

(ii)	as to each of Seller and the Subsidiaries, except for the issuance of Seller Common Stock pursuant to the present terms of the outstanding Seller Stock Options, (A) change the number of shares of its authorized or issued capital stock or other equity interests, as applicable, (B) issue or grant (or commit to issue or grant) any shares of its capital stock or other equity interests, as applicable, or any option, warrant, call, commitment, subscription, award, right to purchase or agreement of any character relating to its authorized or issued capital stock or other equity interests, as applicable, any security convertible into shares of such capital stock or other equity interests, as applicable, or any stock or equity appreciation right, restricted unit or other equity-based compensation, (C) split, combine or reclassify any shares of its capital stock or other equity interests, as applicable, (D) redeem, purchase or otherwise acquire any shares of its capital stock or other equity interests, as applicable, or (E) enter into any agreement, undertaking or arrangement with respect to the sale or voting of its capital stock or other equity interests, as applicable;

(iii)	(A) create or incur any indebtedness for borrowed money (other than acceptance of deposits, purchases of Federal funds, short-term Federal Home Loan Bank borrowings, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions; provided, that Seller Sub shall not accept any additional brokered deposits (other than Certificate of Deposit Account Registry Services products with terms to maturity not in excess of 120 days) or (B) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in the case of this clause (B), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(iv)	set any record or payment dates for the payment of any dividends or other distributions on its capital stock or other equity interests, or declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock or other equity interests, as applicable, of Seller or any of the Subsidiaries, other than (A) dividends from a wholly-owned Subsidiary to Seller or another wholly-owned Subsidiary of Seller, or (B) regular quarterly cash dividends on Seller Common Stock not in excess of $0.07 per share per quarter with record and payment dates consistent with past practice; provided, that no quarterly dividend shall be declared with respect to the quarter in which the Effective Time is expected to occur unless the Effective Time is anticipated to be after the record date for such dividend;

(v)	except as required under applicable Laws or as set forth on Schedule 5.2(v), (A) alter or amend the terms of any Seller Plans existing as of the date hereof unless necessary to continue the coverage (in increments of no longer than one year) of the expiring insurance policies set forth on Seller Disclosure Schedule 3.8(d) on substantially the same terms and conditions as the applicable expiring policy, (B) enter into, adopt or terminate, or agree to enter into, adopt or terminate, any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Seller or any of the Subsidiaries, (C) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Seller or any of the Subsidiaries in a manner that would result in any increase in cost, (D) except as contemplated by this Agreement, grant or accelerate the vesting of any equity-based awards for the benefit of any such individual, (E) enter into any new, amend or commence participation in any existing collective bargaining agreement or similar agreement with respect to Seller or any of the Subsidiaries, or (F) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Seller Plans;

(vi)	(A) grant any severance, termination pay or other benefit payable under the occurrence of a change in control (except as set forth on Seller Disclosure Schedule 5.2(vi)(A) or pursuant to contracts listed on Seller Disclosure Schedule 3.13(a)), to, or enter into or amend any employment, consulting or compensation agreement with, any of its directors, officers, employees or consultants, (B) except as set forth on Seller Disclosure Schedule 5.2(vi)(B), award any increase in compensation or benefits to its directors, officers, employees or consultants other than in the ordinary course of business consistent with past practices, provided that no individual increase in compensation shall exceed 3.0% of the directors’, officers’, employees’ or consultants’ compensation prior to the increase, even if consistent with past practices, (C) hire, transfer, promote or terminate the employment of any employee of Seller or any of the Subsidiaries who has a base annual compensation of $75,000 or more or (D) pay any bonus of any kind or amount to any director, officer, employee or consultant other than in the ordinary course of business consistent with past practice (which, for purposes of this Agreement, shall include payment of annual bonuses for calendar year 2014);

(vii)

sell, lease, transfer, mortgage, encumber or otherwise dispose of any properties or other assets except (A) subject to Section 5.2(xvi), sales of loans, loan participations and sales of investment securities in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller Sub, (B) as expressly required by contracts or agreements set forth on Seller Disclosure Schedule 3.13(a), (C) sales of other real estate owned in the ordinary course of business consistent with past practice to third parties who are not affiliates of Seller Sub; provided, that, for the avoidance of doubt, the parties agree that any sale of a loan for an amount less than 90% of its carrying value (as determined in accordance with GAAP and applicable Law), or any sale of other real estate owned for an amount less than 90% of its appraised value shall not, in either case, be considered a sale in the ordinary course of business, or (D) transfers of any motor vehicles owned by Seller or Seller Sub as of October 31, 2014 to employees of Seller or Seller Sub;

(viii)	pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(xxi), in the ordinary course of business and consistent with past practice;

(ix)	make, or commit to make, any capital expenditures in excess of $150,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair;

(x)	permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Seller or Seller Sub;

(xi)	other than changes required by GAAP as concurred in by Seller’s independent accountants, (A) make any change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law;

(xii)	except as may be required by applicable Laws or by the FDIC or other Governmental Entity, enter into any new line of business or change in any material respect any lending, deposit, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to loans or depository accounts (or waive any material fees with respect thereto), hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans;

(xiii)	make, change or revoke any material Tax election, change an annual Tax accounting period or adopt or change any Tax accounting method, file any amended Tax Return or settle or compromise any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;

(xiv)	engage in any transaction with an “affiliate,” as defined in Section 3.18, other than in the ordinary course of Seller Sub’s business and in compliance with Regulation O;

(xv)	enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xvi)	(A) materially restructure or materially change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, (B) invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable pronouncements of the FDIC or other Governmental Entities or (C) purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than 5 years for Seller or Seller Sub’s own account;

(xvii)	knowingly take any action that is intended to or would be reasonably expected to result in any of the conditions set forth in Article VI not being satisfied or materially delay the consummation of the transactions contemplated hereby, except in every case, as may be required by applicable Law;

(xviii)	except as set forth on Seller Disclosure Schedule 5.2(xviii), (A) acquire direct or indirect control over any business or other entity, whether by stock purchase, merger, consolidation or otherwise, or (B) make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other person or entity, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of Seller Sub;

(xix)	(A) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $75,000 individually or $150,000 in the aggregate (excluding in connection with a loan that is a covered asset under a Shared-Loss Agreement), or waive, compromise, assign, cancel or release any material rights or claims or (B) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations; or

(xx)	agree to, or make any commitment to, take, or adopt any resolutions of board of directors (or comparable governing body) of Seller or any of the Subsidiaries in support of, any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) Neither Seller nor Seller Sub shall, nor shall Seller or Seller Sub authorize or permit any other Subsidiary or any of their respective directors, managers, trustees, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative of Seller or Seller Sub to, directly or indirectly, solicit or hold discussions or negotiations with, or provide any information to, any person, entity or group (other than Acquiror or Acquiror Sub) concerning any Acquisition Transaction; provided, however, that nothing contained in this Agreement shall prevent Seller (on behalf of itself and Seller Sub) or the board of directors of Seller prior to receipt of Seller Stockholder Approval from (i) participating in discussions with a person regarding an unsolicited bona fide written proposal to engage in an Acquisition Transaction (an “Acquisition Proposal”) solely to clarify the terms of such Acquisition Proposal, (ii) providing information in response to an Acquisition Proposal upon the execution of a confidentiality agreement by such person on customary terms and conditions; (iii) engaging in any negotiations or discussions with any person who has made an Acquisition Proposal; (iv) failing to make the Seller Recommendation, making a Change to the Seller Recommendation or failing to call or convene the Special Meeting of Seller’s stockholders (as defined below); or (v) recommending such Acquisition Proposal to the stockholders of Seller, if and only to the extent that, in each such case referred to in clause (iii), (iv) or (v) above, (A) Seller’s board of directors determines in good faith, after consultation with outside legal counsel and its financial advisor, that failure to take such action would be inconsistent with the board of directors’ fiduciary duties under applicable Law and (B) Seller’s board of directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, taking into account all legal, financial and regulatory aspects of such Acquisition Proposal (including any applicable termination fees) that the board of directors deems relevant, that the Acquisition Proposal is more favorable to the Seller’s stockholders from a financial point of view than the transactions contemplated by this Agreement and is reasonably likely to be consummated. An Acquisition Proposal which is received and considered by Seller in compliance with this Section 5.3 and which meets the requirements set forth in clauses (A) and (B) of the preceding sentence is herein referred to as a “Superior Proposal”. Seller shall communicate to Acquiror in writing (the “Notice”) as promptly as practicable (and in no event more than 48 hours after receipt or determination (as applicable)) (i) the terms of any Acquisition Proposal and shall provide Acquiror with copies of all such Acquisition Proposals (and copies of any other information provided to the person that made the Acquisition Proposal) and (ii) that it has determined to make a Change in the Seller Recommendation (as defined below).

For purposes of this Agreement, “Acquisition Transaction” means any offer or proposal by a person or entity other than Acquiror or Acquiror Sub for (i) a merger, tender offer, recapitalization or consolidation, or any similar transaction, involving Seller or Seller Sub; (ii) a purchase, lease or other acquisition or assumption of all or substantially all of the assets of Seller or Seller Sub; (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder) of securities representing 51% or more of the voting power of Seller; or (iv) any substantially similar transaction.

(b) During the six Business Days immediately following Acquiror’s receipt of the Notice (the “Notice Period”), Seller shall, and shall cause its financial advisors and outside legal counsel to, negotiate with Acquiror in good faith during the Notice Period (to the extent Acquiror desires to negotiate) to enable Acquiror to propose revisions to the terms of this Agreement that obviate the need of Seller’s board of directors to make a Change in the Seller Recommendation or terminate this Agreement pursuant to Section 7.1(e), including in the case of a Superior Proposal, by proposing such terms so as to make such Superior Proposal no longer a Superior Proposal. Promptly following the end of the Notice Period, Seller’s board of directors shall have considered in good faith any changes to the terms of this Agreement proposed by Acquiror and any other information provided by Acquiror and shall have determined (after consultation with its financial advisors and outside legal counsel) whether or not, if such changes to the terms of this Agreement proposed by Acquiror were to be given effect, the failure to make a Change in the Seller Recommendation or terminate this Agreement pursuant to Section 7.1(e) would be inconsistent with the directors’ fiduciary duties under applicable Law and whether or not such Acquisition Proposal continues to constitute a Superior Proposal. If during the Notice Period there are any material modifications to the financial terms (including any modifications to the form, amount or timing of payment of consideration) or any other material terms of any Superior Proposal, Seller shall, in each case, have delivered to Acquiror an additional notice consistent with that described in Section 5.3(a) and a new Notice Period under this paragraph shall commence, during which time Seller shall be required to comply with the requirements of this Section 5.3(b) anew with respect to such additional notice. Notwithstanding the foregoing, to the extent a notice required under this Section 5.3(b) (in connection with a termination pursuant to Section 7.1(e)) relates to a Superior Proposal for which the requisite notice or additional notice has been given pursuant to this Section 5.3(b) (in connection with a Change in the Seller Recommendation), no new or additional notice or Notice Period will be required for such termination pursuant to Section 7.1(e). During the Notice Period, Seller and Seller Sub shall not terminate this Agreement unless Seller receives written notice from Acquiror that it does not intend to enter into negotiations with Seller during the Notice Period to propose revisions to the terms of this Agreement to match or better a Superior Proposal. If Acquiror does not notify Seller of its election by the seventh day after Acquiror’s receipt of the Notice, Seller may terminate this Agreement and proceed with the Superior Proposal as provided in this Agreement.

(c) Except as expressly permitted by this Section 5.3 and Section 5.8, neither the board of directors of Seller nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Acquiror, the Seller Recommendation (as defined below) or take any action or make any statement in connection with the Special Meeting of Seller inconsistent with such approval or the Seller Recommendation (collectively, a “Change in the Seller Recommendation”); (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal; or (iii) cause Seller to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, a “Seller Acquisition Agreement”) related to any Acquisition Transaction. For purposes of this Agreement, a Change in the Seller Recommendation shall include any approval or recommendation (or public proposal to approve or recommend), by Seller’s board of directors of an Acquisition Proposal, or any failure by Seller’s board of directors to recommend against an Acquisition Proposal. Notwithstanding the foregoing, the board of directors of Seller (including any committee thereof) may, at any time prior to obtaining the Seller Stockholder Approval, effect a Change in the Seller Recommendation (and in the event that the board of directors of Seller determines such Acquisition Proposal to be a Superior Proposal, in accordance with this Section 5.3, terminate this Agreement in order to concurrently enter into a Seller Acquisition Agreement with respect to a Superior Proposal), but only at a time that is after the compliance by Seller with the terms of Sections 5.3(a), 5.3(b), 7.1 and 7.4., if the board of directors of Seller determines in good faith, after consultation with outside legal counsel and its financial advisors, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d) Upon the execution of this Agreement, Seller and Seller Sub shall immediately cease and cause to be terminated, and cause its and the other Subsidiaries’ officers, directors and employees, investment bankers, financial advisors, attorneys, accountants and other representatives to immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons with respect to any Acquisition Proposal and, upon request by Acquiror, shall request the return and destruction of all confidential information provided to any such person.

5.4 Negative Covenants of Acquiror and Acquiror Sub. Except as expressly provided in this Agreement, or as set forth on Acquiror Disclosure Schedule 5.4, during the period from the date of this Agreement to the Effective Time, each of Acquiror and Acquiror Sub and their Subsidiaries and their respective boards of directors shall not:

(a) other than in connection with this Agreement, and except as would not have a material adverse effect on the ability of Acquiror and Acquiror Sub to perform their obligations hereunder, fail to conduct its business in the ordinary and usual course consistent with past practices and prudent banking practice, or fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees;

(b) knowingly take any action or knowingly fail to take any action which would be reasonably expected to adversely affect or delay the ability of Acquiror or Acquiror Sub to perform their respective covenants and agreements on a timely basis under this Agreement or to consummate the transactions contemplated by this Agreement;

(c) knowingly take any action or knowingly fail to take any action that would reasonably be expected to result in any of its representations and warranties contained in Article IV not being true and correct in any material respect at the Effective Time;

(d) knowingly take any action which would be reasonably expected to adversely affect or delay the ability of Acquiror or Acquiror Sub to obtain any necessary approvals, consents or waivers of any Governmental Entity required for the transactions contemplated hereby or which would reasonably be expected to result in any such approvals, consents or waivers containing any condition or restriction that would materially impair the value of the transaction to Acquiror;

(e) agree to, or make any commitment to, take, or adopt any resolutions of board of directors of Acquiror or Acquiror Sub in support of, any of the actions prohibited by this Section 5.4;

(f) change any provision of the articles of incorporation or bylaws (or comparable organizational document) or other governing instrument of Acquiror or Acquiror Sub;

(g) other than changes required by GAAP as concurred in by Acquiror’s independent accountants, (A) make any change in its accounting methods or practices or systems of internal accounting controls (or the manner in which liabilities are accrued), (B) revalue in any material respect any of its assets, including writing-off notes or accounts receivable or (C) change any of its methods of reporting income and deductions for federal income tax purposes, except as required by changes in Law;

(h) except as expressly permitted by Section 5.8, withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Seller, the Acquiror Recommendation (as defined below) or take any action or make any statement in connection with a Special Meeting of Acquiror inconsistent with such approval or the Acquiror Recommendation (collectively, a “Change in the Acquiror Recommendation”).

5.5 Current Information. During the period from the date hereof to the Effective Time, the parties will cause one or more of each of their designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding each of its business, results of operations, prospects, assets and financial condition and matters relating to the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) in such conferences with representatives of Acquiror the designated representative(s) of Seller and Seller Sub shall provide updates with respect to loan charge-offs and sales of other real estate owned since the last conference, (ii) within 10 days after the end of each calendar month, Seller shall provide Acquiror with (A) an unaudited consolidated balance sheet as of the end of such month, together with unaudited consolidated statements of income, changes in stockholders’ equity and cash flows for the month and year-to-date period, and (B) a schedule of loans charged-off during such month and other real estate owned sold during such month. Within 30 days after the end of each fiscal quarter, Seller shall provide Acquiror with a copy of the FDIC Call Report filed with the FDIC; in addition, subject to applicable Laws (including relating to the exchange of information), within five Business Days after filing Seller shall provide Acquiror a copy of all reports, forms, correspondence, registrations and statements, together with any amendments thereto, that Seller or Seller Sub files during the period from the date of this Agreement to the Effective Time with the Maryland Department of Assessments and Taxation, GDBF, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over Seller and/or Seller Sub, other than the Commission.

5.6 Access to Properties and Records; Confidentiality.

(a) Each of the parties shall permit the other party and its representatives reasonable access to their properties and shall disclose and make available to such party all books, papers and records relating to the assets, properties, operations, obligations and liabilities of Seller and the Subsidiaries, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and stockholders’ meetings, organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities in which Acquiror may have an interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer or would contravene any Law, order or judgment. The parties will use their best efforts to obtain waivers of any such restriction and in any event make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. The parties shall make their respective executive officers available to confer with the other party’s representatives, provided that such access shall be reasonably related to the transactions contemplated hereby and not unduly interfere with normal operations.

(b) All information furnished previously by the parties or any of their respective Subsidiaries, or hereafter furnished prior to the Effective Time, in connection with the transactions contemplated by this Agreement or pursuant hereto shall be treated as the sole property of the party furnishing the information until consummation of the Mergers and, if the Mergers shall not occur, the party receiving the information shall, at the request of the party which furnished such information, either return to the party which furnished such information or destroy all documents or other materials containing, reflecting or referring to such information; shall use its best efforts to keep confidential all such information; shall use such information only for the purpose of consummating the transactions contemplated by this Agreement; and shall not directly or indirectly use such information for any competitive or commercial purposes. The obligations of the parties to keep such information confidential shall continue for three years (except for any confidential customer information, which shall be kept confidential indefinitely) from the date the Mergers are abandoned but shall not apply to (i) any information which (A) was already in the possession of the party receiving the information prior to the disclosure thereof to it by the party furnishing the information; (B) was then generally known to the public; (C) became known to the public through no fault of the party receiving the information; or (D) was disclosed to the party receiving the information by a third-party not known by the receiving party to be bound by an obligation of confidentiality; or (ii) disclosures pursuant to a legal requirement or in accordance with an order of a court of competent jurisdiction or any other Governmental Entity with authority to compel disclosure.

5.7 Regulatory Matters.

(a) Each of the parties hereto shall use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other parties in taking, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, to consummate the transactions contemplated hereby (including actions required in order to effect the Subsidiary Merger simultaneously with the Effective Time and to continue any contract or agreement of Seller or Seller Sub following Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other parties in obtaining) any permit, consent, waiver, approval and authorization of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement, including the Mergers. The parties hereto shall cooperate with each other and prepare and file, as promptly as possible after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement.

(b) Each of the parties shall use their reasonable best efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement. Such consents and approvals and the transactions contemplated hereby shall not have been contested by any Governmental Entity or any third party by formal proceeding. It is understood that, if any such contest is brought by formal proceeding, Acquiror and Seller may, but shall not be obligated to, answer and defend such contest or otherwise pursue the Mergers and the transactions contemplated hereby over such objection. Notwithstanding anything set forth in this Agreement, under no circumstances shall a party be required, and Seller and Seller Sub shall not be permitted (without Acquiror’s written consent in its sole discretion), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations, that would have, or would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or an Acquiror Material Adverse Effect, as the case may be (including, for the avoidance of doubt, any determination by a Governmental Entity that the Subsidiary Merger may not be consummated as contemplated herein, including simultaneously with the Effective Time); provided, that, if requested by Acquiror, then Seller and Seller Sub will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Seller and Seller Sub only in the event the Closing occurs.

(c) Subject to applicable Laws relating to the exchange of information, Acquiror and Seller shall, upon request, furnish each other with all information concerning Acquiror, Seller, Acquiror Sub and Seller Sub and their respective Subsidiaries and their respective directors, officers and stockholders, as applicable, and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Acquiror, Seller, Acquiror Sub and Seller Sub to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(d) Subject to applicable Laws (including those relating to the exchange of information), Seller and Acquiror shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Laws, the parties shall (i) promptly furnish each other with copies of notices or other communications received by the other party (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) provide the other party a reasonable opportunity to review in advance, and accept the reasonable comments of the other party in connection with, any proposed communication to, including any filings with or other written materials submitted to, any Governmental Entity, and (iii) consider in good faith the other party’s views with respect to, and confer in good faith with the other party to resolve, any disagreement as to strategy with respect to any communication by the other party with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. The parties shall not, and shall cause their respective subsidiaries not to, participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by applicable Laws, gives the other party the opportunity to attend and participate. Any such disclosures or rights to participate may be made on an outside counsel-only basis to the extent required under applicable Laws.

5.8 Preparation of Registration Statement; Stockholder Approval.

(a) The parties hereto shall reasonably cooperate to jointly prepare and file with the Commission as promptly as practicable a proxy statement/prospectus (the “Joint Proxy Statement”) to be mailed to the stockholders of Seller and Acquiror related to the Special Meetings and to be part of the Registration Statement to be filed by Acquiror with the Commission pursuant to the 1933 Act with respect to the shares of Acquiror Common Stock to be issued in connection with the Parent Merger. The parties shall use their reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable after its filing. The Joint Proxy Statement, and any amendment thereto, shall include, subject to Section 5.3, the Seller Recommendation and the Acquiror Recommendation. The parties shall notify each other promptly of the receipt of any comments from the Commission or its staff and of any request by the Commission or its staff for amendments or supplements to the Joint Proxy Statement or the Registration Statement or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the Commission or its staff, on the other hand, with respect thereto. If, at any time prior to the Special Meetings, any event occurs with respect to any party hereto, or any change occurs with respect to other information supplied by a party for inclusion in the Joint Proxy Statement or the Registration Statement, which is required to be described in an amendment of, or a supplement to, the Joint Proxy Statement or the Registration Statement, such party shall promptly notify the other party of such event, and cooperate in the prompt filing with the Commission of any necessary amendment or supplement thereto and, to the extent required by applicable Laws, in disseminating the information contained in such amendment or supplement to the stockholders of Seller and Acquiror. Acquiror will advise Seller promptly after it receives notice thereof of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Acquiror Common Stock issuable in connection with the Parent Merger for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the Commission for the amendment or supplement of the Registration Statement or for additional information. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness, up to and including the Effective Time, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by Acquiror and Acquiror Sub relating to Acquiror and Acquiror Sub and by Seller and Seller Sub relating to Seller and or any of Seller’s Subsidiaries, (i) will comply in all material respects with the provisions of the 1933 Act and the rules and regulations of the Commission thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

(b) Each party shall, subject to the provisions of Section 5.3 (as it relates to Seller) and this Section 5.8, (i) take all steps (including the distribution of the Joint Proxy Statement) necessary to duly call, give notice of, convene and hold a meeting of its respective stockholders (including any adjournments, the “Special Meeting(s)”) as soon as reasonably practicable for the purposes of securing the Seller Stockholder Approval and the Acquiror Stockholder Approval, (ii) recommend to its stockholders the approval of this Agreement, including the Parent Merger, and the transactions contemplated hereby (as it relates to Seller, the “Seller Recommendation” and, as it relates to Acquiror, the “Acquiror Recommendation”), and (iii) use its reasonable best efforts to obtain, as promptly as practicable, the Seller Stockholder Approval and the Acquiror Stockholder Approval; provided, however, that (i) Seller’s board of directors may fail to hold such Special Meeting of Seller or make a Change in the Seller Recommendation, if Seller’s board of directors, after having consulted with and considered the advice of its financial advisors and outside legal counsel, has determined in good faith that the holding of such Special Meeting of Seller or the failure to make such Change in the Seller Recommendation, would be inconsistent with the directors’ fiduciary duties under applicable Law; and (ii) the board of directors of

Acquiror may fail to hold such Special Meeting of Acquiror or make a Change in the Acquiror Recommendation, if such board of directors, after having consulted with and considered the advice of its financial advisors and outside legal counsel, has determined in good faith that the holding of such Special Meeting of Acquiror or the failure to make such Change in the Acquiror Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law. Promptly following approval of this Agreement by the stockholders of Seller and Acquiror, Seller, as the sole stockholder of Seller Sub, and Acquiror, as the sole stockholder of Acquiror Sub, each in such capacity, will approve the Subsidiary Merger Document, whether at a meeting or by written consent.

5.9 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to satisfy the conditions to Closing contained herein and to consummate and make effective the transactions contemplated by this Agreement and the Merger Documents.

5.10 Disclosure Supplements. Between the date of this Agreement to the Effective Time, each party will supplement or amend its respective Disclosure Schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in such Schedules or which is necessary to correct any information in such Schedules which has been rendered inaccurate thereby; provided, however, that the inclusion of any information in any such amendment or supplement not included in the original Disclosure Schedules which is necessary to correct any material inaccuracy in such Schedules shall not limit or impair any right which a party may have to terminate this Agreement pursuant to Section 7.1(c) due to failure to satisfy the conditions set forth in Section 6.2(a) or Section 6.3(a), as the case may be.

5.11 Public Announcements. Prior to the Effective Time, the parties hereto shall approve in advance the substance, and cooperate with each other in the development and distribution, of all news releases and other public disclosures with respect to this Agreement or any of the transactions contemplated hereby, except as may be otherwise required by Law and as to which the parties releasing such information have used their reasonable efforts to discuss with the other parties in advance.

5.12 Termination Date. In the event that either of the parties hereto determines that one or more conditions to its respective obligations to consummate the transactions contemplated hereby cannot be fulfilled on or prior to September 30, 2015 and that such party will not waive such condition(s), such party will promptly notify the other party. Acquiror (on behalf of itself and Acquiror Sub) and Seller (on behalf of itself and Seller Sub) will promptly inform the other of any facts applicable to them, or their respective directors or officers, that would be likely to prevent or materially delay unqualified approval of the Mergers by any Governmental Entity or which would otherwise prevent or materially delay completion of such Mergers or the other transactions contemplated hereby.

5.13 Certain Post-Merger Agreements.

The parties hereto agree to the following arrangements following the Effective Time:

(a) Employee Benefit Plans.

(i)

Subject to the provisions of this Section 5.13, Acquiror will either maintain existing Seller benefit plans or shall offer coverage under applicable Acquiror Plans to eligible employees of Seller or any of the Subsidiaries who become employed by Acquiror, Acquiror Sub or any subsidiary or affiliate thereof (as the case may be, “Employer”) immediately following the Effective Time (“Transferred Employees”). Following the Effective Time, Acquiror will provide continuation coverage under Section 4980B of the Code and Section 601 of ERISA to all “qualified beneficiaries” (within the meaning of Code Section 4980(g)) who were entitled to such coverage under Seller’s or any Subsidiary’s group health plan immediately prior to the Effective Time. Notwithstanding the foregoing,

Employer may determine to continue any of the Seller Plans for Transferred Employees in lieu of offering participation in the Acquiror Plans providing similar benefits (e.g., medical and hospitalization benefits). Alternatively, after the Effective Time, Employer may elect to terminate or amend any of the Seller Plans or to merge any such benefit plans with the Acquiror Plans. Except as otherwise specifically provided in this Section 5.13 and/or as otherwise prohibited by Law, Acquiror shall provide credit to any Transferred Employee for periods of service with Seller under the Acquiror Plans for eligibility and vesting purposes, subject to applicable break-in-service rules, and provided that such service shall not operate to duplicate any benefit. Acquiror and Acquiror Sub agree that, to the extent waived, satisfied or inapplicable to any Transferred Employee under the terms of any group health, group term life insurance or long-term disability plan maintained by Seller or any of the Subsidiaries at the Effective Time, any preexisting condition or similar limitation or exclusion contained in an Employer’s group health, long-term disability or group term life insurance plans shall not apply to Transferred Employees or their covered dependents who are covered under similar plans maintained by Seller or any of the Subsidiaries at the Effective Time and who then change coverage to the Employer’s group health, group term life insurance or long-term disability plan at the time such Transferred Employees are first given the option to enroll. Notwithstanding anything herein to the contrary, after the Effective Time, nothing herein shall restrict the ability of the Employer to amend or terminate such Seller Plans in accordance with their terms.

(ii)	Subject to Section 6.2(f), and except with respect to any officer or employee of Seller or any of the Subsidiaries who does not execute an assumption agreement as described in Section 5.24, as of the Effective Time, Acquiror shall assume and honor and shall cause the appropriate Employer to assume and honor in accordance with their terms all employment agreements existing immediately prior to the Effective Time which are between Seller or any of the Subsidiaries and any officer which have been disclosed in Seller Disclosure Schedule 3.13(a). Nothing herein shall prohibit Acquiror from amending or terminating such agreements in accordance with their respective terms and conditions.

(iii)	Prior to the Effective Time, Seller shall have (A) adopted resolutions of the Seller’s board of directors to terminate its tax-qualified defined benefit plan described in Seller Disclosure Schedule 3.8(a), effective as of the Closing Date, provided that such termination shall be contingent on the Closing of the transactions contemplated by this Agreement, (B) made a contribution as of or immediately prior to the Closing Date to the Seller’s tax-qualified defined benefit plan described in Seller Disclosure Schedule 3.8(a) in an amount to be mutually agreed upon by both Seller and Acquiror, (C) adopted resolutions of the Seller’s board of directors to terminate its tax-qualified cash or deferred arrangement described in Seller Disclosure Schedule 3.8(a), effective as of the Closing Date, and provided that such termination shall be contingent on the Closing of the transactions contemplated by this Agreement and (D) adopted resolutions of the Seller’s board of directors to terminate Seller’s “account balance” deferred compensation plan described in Seller Disclosure Schedule 3.8(a), effective as of the Closing Date, and provided that such termination shall be contingent on the Closing of the transactions contemplated by this Agreement.

(iv)	No provision in this Agreement shall amend or modify or be deemed to modify or amend any Seller Plan or any similar plan, policy, arrangement or agreement maintained by Acquiror. Nothing contained herein shall be deemed a guarantee of employment for any Transferred Employee or to restrict the right of Acquiror, Acquiror Sub or affiliate thereof to terminate the employment of any Transferred Employee or a guarantee of any type or amount of compensation or benefits.

(b) Indemnification of Officers and Directors. Acquiror shall indemnify and hold harmless each present and former director and officer of Seller (determined as of the Effective Time) and any of the Subsidiaries (determined as of the effective time of the Subsidiary Merger) and their heirs, personal representatives and estates (collectively, the “Indemnified Parties”) against, and shall promptly upon request advance or reimburse, any and all costs or expenses (including reasonable attorneys’ fees), judgments, interest, fines, losses, claims, damages, liabilities or amounts paid in settlement (collectively, “Costs”) as they are incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, arbitrative or investigative (“Proceeding”), whether or not the Indemnified Party is a party to such Proceeding, based upon or arising from the Indemnified Party’s acts or omissions as an officer or director of Seller and/or any of the Subsidiaries, whether threatened, asserted or claimed prior to, at or after the Effective Time (collectively, “Claims”), to the same extent as the Indemnified Parties would have been indemnified under the articles of incorporation and/or bylaws (or comparable organizational document) of Seller as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of Seller at all relevant times except to the extent any Claim arises on account of an Indemnified Party’s service as an officer or director of another for-profit entity. This indemnity shall be provided for six years following the Effective Time; or if there shall be any Proceeding pending or threatened on the sixth anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened Proceeding is finally resolved.

The rights to indemnification granted by this Section 5.13(b) are subject to the following limitations: (i) the total aggregate indemnification provided by Acquiror pursuant to this Section 5.13(b) shall not exceed, as to all Indemnified Parties as a group, a sum equal to the Indemnification Cap, and Acquiror shall have no responsibility to the Indemnified Parties for the manner in which such sum is allocated among that group; (ii) a director or officer of Seller or any of the Subsidiaries (determined as of the date of this Agreement and as of the Effective Time) who would otherwise be a member of the Indemnified Parties under this Section 5.13(b) shall not be entitled to the benefits hereof unless such director or officer has executed a Joinder Agreement in the form of Schedule 5.13(b) hereto; and (iii) amounts otherwise required to be paid by Acquiror to the Indemnified Parties pursuant to this Section 5.13(b) shall be reduced by any amounts that such Indemnified Parties recover from any third party. For purposes of this Agreement, “Indemnification Cap” shall mean an amount equal to the sum of (y) $5,000,000 and (z) the policy limits of the insurance coverage obtained by Seller in accordance with Section 5.13(c) below.

Acquiror agrees that the Indemnification Cap limit set forth in this Section 5.13(b) shall not apply to any damages, liabilities, judgments and claims (and related expenses, including attorneys’ fees and amounts paid in settlement) insofar as they arise out of or are based upon the matters for which indemnification is provided in Section 5.19.

(c) Insurance. Seller shall obtain on or prior to the Effective Time a six-year “tail” prepaid directors’ and officers’ liability insurance policy(ies) covering each present and former director and officer of Seller and any of the Subsidiaries as set forth in Section 5.13(b) at no cost to the beneficiaries thereof with respect to claims arising from facts or events which occurred prior to the Effective Time, in the same coverage amount as in effect under Seller’s directors’ and officers’ liability insurance policy(ies) (both primary and excess) immediately prior to the Effective Time, provided, that if the aggregate premium Seller would be required to pay for such “tail” policy(ies) is in excess of 300% of the premium for such coverage set forth in Seller Disclosure Schedule 3.14, then Seller shall purchase as much coverage as is reasonably practicable for 300% of the premium set forth in Seller Disclosure Schedule 3.14, unless otherwise agreed in advance in writing by Acquiror. Such policy shall survive the Mergers.

(d) Subsequent Events. In the event that the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any entity, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successor and assign of the Surviving Corporation assumes the obligations set forth in Sections 5.13(b) and (c). The provisions of Sections 5.13(b) and (c) shall survive consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her legal representatives. This Section 5.13 may not be amended, altered or repealed after the Effective Time without the prior written consent of the affected Indemnified Party.

5.14 Takeover Laws; No Rights Triggered. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the parties and the members of their respective

Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement.

5.15 Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VI and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VII), Seller and Seller Sub shall take any and all necessary or appropriate actions to adopt all Acquiror accounting procedures and policies (including those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by Seller or Seller Sub at the request of Acquiror pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by Seller or Seller Sub herein.

5.16 Section 16 Matters. Prior to the Effective Time, if Seller provides Acquiror the Section 16 Information reasonably in advance of the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Seller Common Stock or conversion of any derivative securities in respect of shares of Seller Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Rule 16b-3 promulgated under the 1934 Act. “Section 16 Information” shall mean information accurate in all respects regarding Seller Insiders, the number of shares of Seller Common Stock held by each such Seller Insider and the number and description of the Seller Stock Options held by each such Seller Insider. “Seller Insiders” shall mean those officers and directors of Seller who are subject to the reporting requirements of Section 16(a) of the 1934 Act.

5.17 Operating Functions. Seller and Seller Sub shall cooperate with Acquiror and Acquiror Sub in connection with planning for the efficient and orderly combination of the parties and the operation of the Subsidiary Surviving Bank after the Subsidiary Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Closing Date or such later date as Acquiror may decide. Seller shall take, and shall use its reasonable best efforts to cause its data processing consultants and software providers to take, any action Acquiror may reasonably request prior to the Effective Time to facilitate the combination of the operations of Seller Sub with Acquiror Sub. Without limiting the foregoing, Seller shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Seller and Acquiror shall meet from time to time as Seller or Acquiror may reasonably request, to review the financial and operational affairs of Seller and Seller Sub, and Seller shall give due consideration to Acquiror’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (i) neither Acquiror nor Acquiror Sub shall under any circumstance be permitted to exercise control of Seller, Seller Sub or any of Seller’s other Subsidiaries prior to the Effective Time, (ii) neither Seller nor any of its Subsidiaries shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws and (iii) neither Seller nor any of its Subsidiaries shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

5.18 Certain Agreements. As promptly as practicable after the date hereof (but no later than ten days following the date of this Agreement), Seller and Seller Sub shall have each director of Seller and Seller Sub who is not an employee of Seller or Seller Sub, respectively, execute a Lock-Up and Non-Competition Agreement in substantially the form of Schedule 5.18-A hereto and have each executive officer of Seller and Seller Sub who is also a director of Seller or Seller Sub, respectively, execute a Lock-Up Agreement in substantially the form of Schedule 5.18-B hereto.

5.19 Hold Harmless. Acquiror will indemnify and hold harmless Seller, Seller Sub, each of the directors and officers and each person, if any, who controls Seller or Seller Sub within the meaning of the 1933 Act against any losses, claims, damages or liabilities, joint, several and solidary, to which they or any of them may become subject, under the 1933 Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or arising out of or based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will pay or promptly reimburse such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Acquiror shall not be liable in any such case to the extent that any such loss, claim, damage or liability (or actions in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement or any such amendment or supplement in reliance upon and in conformity with information furnished to Acquiror by Seller or Seller Sub for use therein. Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Acquiror under this Section 5.19, notify Acquiror in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it shall notify Acquiror of the commencement thereof, Acquiror shall be entitled to participate therein; and to the extent that it shall wish to assume the defense thereof with counsel satisfactory to such indemnified party, and, after notice from Acquiror to such indemnified party of its election to so assume the defense thereof, Acquiror shall not be liable to such indemnified party under this Section 5.19 for any legal expenses of other counsel or of any other expenses subsequently incurred by such indemnified party; provided, that except that if Acquiror elects not to assume such defense or counsel for the indemnified parties advises that there are substantive issues which raise conflicts of interest between Acquiror and the indemnified parties, the indemnified parties may retain one counsel satisfactory to them, and Acquiror shall pay all reasonable fees and expenses of such counsel for such indemnified parties promptly as statements therefor are received.

5.20 Stockholder Litigation. Seller shall provide Acquiror the opportunity to participate in the defense or settlement of any stockholder litigation against Seller and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and Acquiror shall in good faith consider the recommendations by Seller regarding such litigation. Seller shall not settle any stockholder litigation without Acquiror’s prior written consent (such consent not to be unreasonably withheld or delayed).

5.21 Stock Exchange De-listing; 1934 Act De-registration. Seller shall use its reasonable best efforts to take, or cause to be taken, such actions prior to the Effective Time of the Parent Merger to reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of from the Nasdaq Global Select Market to enable Seller’s shares of common stock to be de-listed from the Nasdaq Global Select Market and de-registered under the 1934 Act as soon as practicable following the Effective Time.

5.22 Notice to Holders of Seller Stock Options. Prior to the Closing Date, Seller shall notify each holder of a Seller Stock Option, other than those individuals listed in Section 6.2(g), regarding the cancellation and payment of the Seller Stock Options as provided in Section 2.6(a) and shall use its reasonable best efforts to receive a written acknowledgement of receipt thereof.

5.23 Payment of 2014 Bonuses. Seller will pay any bonus of any kind or amount for calendar year 2014 payable to O. Leonard Dorminey and Carol Slappey prior to December  31, 2014.

5.24 Assumption Agreements. Seller shall use its reasonable best efforts to obtain prior to the Closing Date from each officer or employee designated by Acquiror and who is a party to an employment agreement with Seller or any of the Subsidiaries and other officer or employee disclosed on Seller Disclosure Schedule 3.13(a), other than O. Leonard Dorminey, Carol Slappey, T. Heath Fountain and O. Mitchell Smith, an assumption agreement, in form and substance reasonably acceptable to Seller and Acquiror, executed by such officer or employee.

ARTICLE VI

CLOSING CONDITIONS

6.1 Conditions to the Parties’ Obligations under this Agreement. The respective obligations of the parties under this Agreement shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Each party shall (i) have received, subject to Section 5.7(a), the approval or consent, or waiver of approval or consent, of the Mergers and the other transactions contemplated hereby from any and all Governmental Entities whose consent or approval (or waiver thereof) must be received and in full force and effect in order to consummate the Mergers and the transactions contemplated hereby, and (ii) any statutory or regulatory waiting period necessary to effect the Mergers and the transactions contemplated hereby shall have expired. All notices, reports and other filings required to be made with any Governmental Entity in connection with the Parent Merger prior to the Effective Time by Acquiror or Seller or in connection with the Subsidiary Merger prior to the Effective Time by Acquiror Sub or Seller Sub shall have been made and become final.

(b) The Seller Stockholder Approval and the Acquiror Stockholder Approval shall have been obtained.

(c) None of the parties shall be subject to any Law, judgment, order, writ, decree or injunction which shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal the consummation of the Mergers or the other transactions contemplated hereby.

(d) All consents or approvals of all persons (other than Governmental Entities) required for consummation of the Mergers shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect or an Acquiror Material Adverse Effect, as applicable.

(e) The Registration Statement shall have become effective, and no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the Commission.

(f) The shares of Acquiror Common Stock issuable to the holders of Seller Common Stock in the Parent Merger shall have been approved for listing on the NASDAQ Global Select Market on or before the Closing Date, subject to official notice of issuance.

(g) Acquiror and Seller shall have executed and delivered the Parent Merger Document.

(h) Acquiror Sub and Seller Sub shall have executed and delivered the Subsidiary Merger Document.

(i) Acquiror and Seller shall have received opinions of Phelps Dunbar LLP and Alston & Bird LLP, respectively, each dated as of the Closing Date, which opinions shall be satisfactory in form and substance to Acquiror and Seller, respectively, to the effect that, on the basis of facts, representations and assumptions which shall be consistent with the state of facts existing at the Closing Date, the Parent Merger when consummated in accordance with the terms hereof will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering their opinions, such counsel shall be entitled to require and rely upon representation letters of officers of each of Acquiror and Seller, in each case in form and substance reasonably satisfactory to such counsel and dated as of the date of such opinion.

(j) No director, officer or employee of any of the parties shall serve as a director on the board of directors of Chattahoochee Bank of Georgia.

6.2 Conditions to the Obligations of Acquiror and Acquiror Sub under this Agreement. The obligations of Acquiror and Acquiror Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Acquiror (on behalf of itself and Acquiror Sub) to the extent permitted by Law:

(a) (i) Each of the obligations of Seller and Seller Sub required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Seller and Seller Sub contained in this Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Seller Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 3.11(c), 3.12 and 3.28), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

(b) Seller or Seller’s board of directors shall have taken the actions described in Section 5.13(a)(iii).

(c) Seller or Seller Sub shall have secured written consents from the FDIC, as receiver, under all Shared-Loss Agreements without any compensation, cost or fees therefor to ensure that there will be no adverse change in loss coverage under any of the Shared-Loss Agreements by reason of the consummation of any of the transactions contemplated by this Agreement, and no event shall have occurred that has resulted in or is reasonably likely to result in the loss of a material amount of loss share coverage from the FDIC under any Shared-Loss Agreement to which Seller or Seller Sub is a party or otherwise bound. Such written consents shall be reasonably satisfactory to Acquiror.

(d) There shall not have been any Seller Material Adverse Effect between the date hereof and the Closing Date.

(e) Seller shall have delivered to Acquiror: (i) a certificate, dated as of the Effective Time and signed on its behalf by Seller’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.2(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Seller evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Acquiror and its counsel shall reasonably request.

(f) Seller shall have delivered to Acquiror: (i) amended and restated employment agreements executed by O. Leonard Dorminey and Carol Slappey, substantially in the form attached hereto as Schedule 6.2(f)-A and Schedule 6.2(f)-B, respectively, (ii) assumption agreements executed by O. Leonard Dorminey and Carol Slappey, substantially in the form attached hereto as Schedule 6.2(f)-C and Schedule 6.2(f)-D, respectively, and (iii) amendments to employment agreements executed by T. Heath Fountain and O. Mitchell Smith, substantially in the form attached hereto as Schedule 6.2(f)-E.

(g) Seller shall have delivered to Acquiror a consent executed by the individuals set forth on Schedule 6.2(g) with respect to the cancellation and payment of the Seller Stock Options as provided in Section 2.6(a).

6.3 Conditions to the Obligations of Seller and Seller Sub under this Agreement. The obligations of Seller and Seller Sub under this Agreement shall be further subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any one or more of which may be waived by Seller (on behalf of itself and Seller Sub) to the extent permitted by Law:

(a) (i) Each of the obligations of Acquiror and Acquiror Sub required to be performed by them at or prior to the Closing pursuant to the terms of this Agreement shall have been duly performed and complied with in all material respects, and (ii) the representations and warranties of Acquiror and Acquiror Sub contained in this

Agreement shall have been true and correct in all material respects (without giving effect to any limitations as to “materiality” or “Acquiror Material Adverse Effect” set forth in any such representation or warranty so as to avoid the application of double or dual materiality within such representation and warranty) as of the date hereof and as of the Effective Time as though made at and as of the Effective Time (other than any representation or warranty which specifically relates to an earlier date which shall be true and correct as of such date), except in the case of the foregoing clause (ii) with respect to all representations and warranties (other than those set forth in Sections 4.10(c), 4.12 and 4.17), where the failure to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have an Acquiror Material Adverse Effect.

(b) Acquiror shall have delivered to Seller: (i) a certificate, dated as of the Effective Time and signed on its behalf by Acquiror’s chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 6.3(a) have been satisfied; and (ii) certified copies of resolutions duly adopted by the board of directors of Acquiror evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Seller and its counsel shall request.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER, ETC.

7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Seller or Acquiror:

(a) by mutual written consent of each of Seller and Acquiror;

(b) by either Acquiror (on behalf of itself and Acquiror Sub) or Seller (on behalf of itself and Seller Sub):

(i) (A) if the Effective Time shall not have occurred on or prior to September 30, 2015 (the “Outside Date”) unless approval by a Governmental Entity pursuant to Section 6.1(a) is pending and has not been finally resolved or any stockholder litigation referenced in Section 5.20 has not been resolved (by dismissal, settlement or otherwise), in which event such date shall be automatically extended to December 31, 2015; or (B) if a vote of the stockholders of Seller or Acquiror is taken and either Acquiror fails to obtain the Acquiror Stockholder Approval or Seller fails to obtain the Seller Stockholder Approval; provided, that, neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its agreements set forth herein to be performed or observed by such party at or before the Effective Time or such vote, as the case may be;

(ii) upon written notice to the other party (A) (x) 30 or more days after the date upon which any application for a regulatory or governmental approval necessary to consummate the Mergers and the other transactions contemplated hereby shall have been denied or withdrawn at the request or recommendation of the applicable Governmental Entity, unless within such 30-day period a petition for rehearing or an amended application is filed or noticed, or (y) 30 or more days after any petition for rehearing or amended application filed pursuant to clause (A)(x) is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; and in each case the time period for appeals and requests for reconsideration has run; or (B) if any Governmental Entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the Mergers or the other transactions contemplated by this Agreement;

(c) by Acquiror (on behalf of itself and Acquiror Sub) in writing if Seller or Seller Sub has, or by Seller (on behalf of itself and Seller Sub) in writing if Acquiror or Acquiror Sub has, breached or failed to perform any of its representations, warranties covenants or undertakings contained herein, which breach or failure to perform would result in the failure to satisfy the closing conditions set forth in Section 6.2(a) or 6.3(a), as the case may be, and cannot be or has not been cured within 30 days after the giving of written notice of such breach to the non-terminating party;

(d) by Acquiror (on behalf of itself and Acquiror Sub) if (i) Acquiror notifies Seller in accordance with Section 5.3(b) that Acquiror does not intend to enter into negotiations with Seller during the Notice Period to propose revisions to the terms of this Agreement to match or better a Superior Proposal or (ii) Seller has (A) failed to make the Seller Recommendation in the Proxy Statement, (B) effected a Change in the Seller Recommendation, (C) failed to call or convene the Special Meeting of Seller in accordance with Section 5.8, or (D) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Transaction;

(e) by Seller (on behalf of itself and Seller Sub) (i) in accordance with the terms and conditions of Section 5.3(b) or Section 5.3(c) or (ii) under the circumstances described in the proviso of Section 5.8(b); or

(f) by Seller (on behalf of itself and Seller Sub) if Acquiror (i) has failed to make the Acquiror Recommendation in the Proxy Statement, (ii) effected a Change in the Acquiror Recommendation, or (iii) failed to call or convene the Special Meeting of Acquiror in accordance with Section 5.8.

7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Article VII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that this Section 7.2, Section 5.6(b), Section 7.4 and Article VIII shall survive any termination of this Agreement and termination will not relieve a breaching party from liability for any willful breach of any covenant, undertaking, representation or warranty in this Agreement giving rise to such termination.

7.3 Amendment, Extension and Waiver.

(a) Subject to applicable Law, at any time prior to the consummation of the Parent Merger, whether before or after approval thereof by the stockholders of Seller or Acquiror, as the case may be, the parties may (i) amend this Agreement; (ii) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (iii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or (iv) waive compliance with any of the agreements or conditions contained herein (other than required stockholder and regulatory approval); provided, however, that after any approval of the Parent Merger by the stockholders of Seller and Acquiror, there may not be, without further approval of such stockholders, any amendment or waiver of this Agreement that requires further stockholder approval under applicable Law.

(b) This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and which has been authorized by or under the direction of its board of directors; but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

7.4 Termination Fees.

(a) In the event that (A) a Pre-Termination Takeover Proposal Event (as defined below) shall occur after the date of this Agreement and thereafter this Agreement is terminated by either Acquiror or Seller pursuant to Section 7.1(b)(i)(B) or by Acquiror pursuant to Section 7.1(c) as a result of a willful breach by Seller or Seller Sub and (B) prior to the date that is 12 months after the date of such termination Seller consummates an Acquisition Proposal with the party that caused rise to the Pre-Termination Takeover Proposal Event, then Seller shall, on the date such Acquisition Proposal is consummated, pay Acquiror a fee equal to the sum of (i) $10,300,000 plus (ii) all reasonable costs and expenses incurred by Acquiror in connection with this Agreement and the transactions contemplated hereby, including legal, accounting, investment banking, travel and printing expenses up to $750,000 (collectively, the “Termination Fee”). The Termination Fee shall be paid by wire transfer of same-day funds.

(b) In the event that this Agreement is terminated by Acquiror pursuant to Section 7.1(d) or by Seller pursuant to Section 7.1(e), then concurrently with such termination, Seller shall pay to Acquiror the Termination Fee by wire transfer of same-day funds, and such termination shall not be deemed effective hereunder until payment by Seller of such fee. In no event shall Seller be required to pay the Termination Fee under both this Section 7.4(b) and Section 7.4(a).

(c) For purposes of this Section 7.4, a “Pre-Termination Takeover Proposal Event” shall be deemed to occur if, prior to the event giving rise to the right to terminate this Agreement, an Acquisition Proposal shall have been made known to the senior management or board of directors of Seller or shall have been made directly to its stockholders generally, or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal, and such Acquisition Proposal or public announcement shall not have been irrevocably withdrawn not less than five Business Days prior to the Special Meeting of Seller and Seller’s stockholders fail to approve this Agreement at such meeting (with respect to a termination pursuant to Section 7.1(b)(i)(B)) or the date of termination (with respect to a termination pursuant to Section 7.1(c).

(e) Each party acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each party would not enter into this Agreement; accordingly, if Seller fails to pay promptly the Termination Fee pursuant to this Section 7.4 and, in order to obtain such payment, the other party commences a suit which results in a judgment against the other for the fee set forth in this Section 7.4, the non-successful party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 300 basis points.

(f) The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to Acquiror and Acquiror Sub with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, Seller and Seller Sub (and Seller’s and Seller Sub’s affiliates and its and their respective directors, officers, employees, stockholders and representatives) shall have no further liability to Acquiror and Acquiror Sub under this Agreement; provided, however, that Seller and Seller Sub shall not be relieved or released from any liabilities or damages arising out of their willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by Seller and Seller Sub pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to Acquiror pursuant to this Section 7.4.

ARTICLE VIII

MISCELLANEOUS

8.1 Expenses. Except as provided in Section 7.4, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting, investment banking and printing expenses) shall be borne by the party incurring such costs and expenses, provided that Acquiror and Seller shall each bear one-half of all costs of printing, mailing and filing the Joint Proxy Statement and the Registration Statement and all filing and similar fees relating to the Mergers.

8.2 Survival. None of the representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those covenants and agreements set forth in this Article VIII.

8.3 Notices. All notices and other communications hereunder shall be in writing or by written telecommunication, and shall be deemed to have been duly given if delivered personally, or if mailed by certified mail, overnight courier, return receipt requested, postage prepaid, or sent by written telecommunication, as follows:

(a)	If to Acquiror or Acquiror Sub, to:

Renasant Corporation

209 Troy Street

Tupelo, Mississippi 38804-4827

Attention:  E. Robinson McGraw

Facsimile:  (662) 680-1230

with a copy (which shall not constitute notice) to:

Phelps Dunbar LLP

365 Canal Street, Suite 2000

New Orleans, Louisiana 70130

Attention:  Mark A. Fullmer

Facsimile:  (504) 568-9130

(b)	If to Seller or Seller Sub, to:

Heritage Financial Group, Inc.

721 N. Westover Boulevard

Albany, Georgia 31707

Attention:  O. Leonard Dorminey

Facsimile:  (229) 878-2052

with a copy (which shall not constitute notice) to:

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

Attention:  Mark C. Kanaly

Facsimile:  (404) 253-8390

or to such other address or telecommunication number as such party may hereafter specify for the purpose by notice to the other party. All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, (iii) four Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one Business Day after being deposited with a reputable overnight courier.

8.4 Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that (i) neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party and, (ii) except as otherwise expressly provided in Sections 2.6, 5.13(a)(ii), 5.13(a)(iii), 5.13(b), 5.13(c) and 5.19, that nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement.

8.5 Complete Agreement. This Agreement (including the Seller Disclosure Schedules and the Acquiror Disclosure Schedules), including the documents and other writings referred to herein or therein or delivered pursuant hereto or thereto, contain the entire agreement and understanding of the parties with respect to the subject matter hereof and shall supersede all prior agreements and understandings by and among the parties, both written and oral, with respect to such subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings by and among the parties other than those expressly set forth herein or therein.

8.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Delivery of a copy of this Agreement bearing an original signature by facsimile transmission or by electronic mail in “portable document format” form shall have the same effect as physical delivery of the paper document bearing the original signature.

8.7 Governing Law; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Mississippi, and, solely in connection with claims arising under this Agreement or the Mergers that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of such Mississippi courts, (ii) waives any objection to laying venue in any such action or proceeding in the Mississippi courts, (iii) waives any objection that the Mississippi courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 8.3.

(c) Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by applicable Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) it understands and has considered the implications of this waiver; (iii) it makes this waiver voluntarily; and (iv) it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.7.

8.8 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Disclosure Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, Disclosure Schedule and Exhibit references are to the Articles, Sections, Disclosure Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. This Agreement shall not be interpreted or construed to require any person or entity to take any action, or fail to take any action, if to do so would violate applicable Law.

The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. Further, it is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Seller Disclosure Schedule or the Acquiror Disclosure Schedule is or is not material for purposes of this Agreement.

8.9 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 7.4(f), the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. The parties agree to waive any requirements for the securing or posting of any bond in connection with any remedy described in this Section 8.9 (except to the extent required by Law).

8.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective only to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

8.11 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Acquiror may elect to forgo the consummation of the Subsidiary Merger at its discretion; provided that Acquiror may only elect to do so if such election will not have any impact on the conditions to the consummation of the other transactions contemplated by this Agreement as set forth in Article VI or will not otherwise delay the Closing. This Agreement and any related documents will be appropriately amended in order to reflect any revised structure as contemplated by this Section 8.11.

[The remainder of this page intentionally left blank. Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:	/s/ E. Robinson McGraw
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief
Executive Officer

RENASANT BANK

By:	/s/ E. Robinson McGraw
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief
Executive Officer

HERITAGE FINANCIAL GROUP, INC.

By:	/s/ O. Leonard Dorminey
	Name:	O. Leonard Dorminey
	Title:	President and Chief Executive Officer

HERITAGEBANK OF THE SOUTH

By:	/s/ O. Leonard Dorminey
	Name:	O. Leonard Dorminey
	Title:	Chief Executive Officer

INDEX OF DEFINED TERMS

Term	Defined In Section No.
Acquiror	First paragraph
Acquiror Common Stock	2.1(a)(ii)
Acquiror Disclosure Schedule	First sentence Article IV
Acquiror Financial Statements	4.4(a)
Acquiror Material Adverse Effect	4.1(a)
Acquiror Plans	4.11(a)
Acquiror Recommendation	5.8(b)
Acquiror SEC Documents	4.8(a)
Acquiror Stockholder Approval	4.20
Acquiror Sub	First paragraph
Acquisition Proposal	5.3(a)
Acquisition Transaction	5.3(a)
affiliate	3.18
Agreement	First paragraph
Bankruptcy and Equity Exception	3.3(a)
BOLI	3.24(b)
Business Day	1.2
Change in the Acquiror Recommendation	5.4(h)
Change in the Seller Recommendation	5.3(c)
Claims	5.13(b)
Closing	1.2
Closing Date	1.2
Code	2.2(e)
Commission	3.3(c)
Costs	5.13(b)
CRA	3.28
Effective Time	1.2
Employees	3.8(a)
Employer	5.13(a)(i)
Environmental Law	3.15
ERISA	3.8(a)
ERISA Plan	3.8(b)
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Exchange Ratio	2.1(a)(ii)
FDIA	3.12
FDIC	3.3(c)
FHLMC	3.23(e)
FINRA	3.3(c)
FNMA	3.23(e)
FRB	3.3(c)
GAAP	3.4(a)
GDBF	1.2
GNMA	3.23(e)
Governmental Entity	1.2
Hazardous Substance	3.15
Indemnification Cap	5.13(b)
Indemnified Parties	5.13(b)
Intellectual Property	3.27(a)
IRS	3.7(a)
Joint Proxy Statement	5.8(a)

Term	Defined In Section No.
Law	3.3(b)
Loan Portfolio Properties and Other Properties Owned	3.15
MBCA	1.1(a)
MCB	1.2
Mergers	1.1(b)
Merger Consideration	2.1(a)(ii)
Merger Documents	1.2
MGCL	1.1(a)
Notice	5.3(a)
Notice Period	5.3(b)
Outside Date	7.1(b)(i)
Parent Merger	1.1(a)
Parent Merger Document	1.2
party/parties	First paragraph
Pension Plan	3.8(a)
Permitted Liens	3.14(a)
Pre-Termination Takeover Proposal Event	7.4(c)
Proceeding	5.13(b)
Qualified Acquiror Plan	4.11(a)
Qualified Seller Plan	3.8(a)
Registration Statement	3.10
Representative	2.2(b)
Returns	3.7(a)
Risk Management Instruments	3.20
Section 16 Information	5.16
Seller	First paragraph
Seller Acquisition Agreement	5.3(c)
Seller Agreement	3.13(a)
Seller Common Stock	2.1(a)(ii)
Seller Designee	1.4(a)
Seller Disclosure Schedule	First sentence Article III
Seller Financial Statements	3.4(a)
Seller Insiders	5.16
Seller Material Adverse Effect	3.1(a)
Seller Mortgage Investor	3.23(e)
Seller Mortgage Loans	3.23(e)
Seller Mortgage Vendor	3.23(d)
Seller Mortgage Vendor Agreement	3.23(d)
Seller Plans	3.8(a)
Seller Recommendation	5.8(b)
Seller Restricted Stock	2.6(b)
Seller SEC Documents	3.9(a)
Seller Stock Certificate	2.2(e)
Seller Stock Options	2.6(a)
Seller Stock Plans	2.6(a)
Seller Stockholder Approval	3.37
Seller Sub	First paragraph
Seller Sub Common Stock	2.5
Seller Sub Designee	1.4(b)
Shared-Loss Agreement	3.1(a)
Software	3.27(a)
Special Meeting	5.8(b)
Subsidiaries	3.1(b)

Term	Defined In Section No.
Subsidiary Merger	1.1(b)
Subsidiary Merger Document	1.2
Subsidiary Surviving Bank	1.1(b)
Superior Proposal	5.3(a)
Surviving Corporation	1.1(a)
Take-Out Letter	3.23(e)
Takeover Laws	3.3(d)
Taxes	3.7(c)
Termination Fee	7.4(a)
Transferred Employees	5.13(a)(i)
WARN Act	3.25(c)
1933 Act	3.9(a)
1934 Act	3.9(a)

EXHIBIT A

PARENT MERGER DOCUMENT

Exhibit A

PLAN OF MERGER

This Plan of Merger (“Plan of Merger”) is dated as of             , by and between Renasant Corporation, a Mississippi corporation (“Acquiror”), and Heritage Financial Group, Inc., a Maryland corporation (“Seller”). Each of Acquiror and Seller is a “party” to this Plan of Merger, and one or more of them are “parties” hereto, as the context may require.

W I T N E S S E T H:

WHEREAS, Acquiror, Renasant Bank, a Mississippi banking corporation, Seller and HeritageBank of the South, a Georgia savings bank, have entered into an Agreement and Plan of Merger dated as of December     , 2014 (the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement and this Plan of Merger, and subject to the terms and conditions set forth therein and herein, Seller shall be merged with and into Acquiror, with Acquiror being the surviving corporation in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of this Plan of Merger.

“Merger” shall refer to the merger of Seller with and into Acquiror as provided in Section 2.1 of this Plan of Merger.

“Merging Corporations” shall mean Acquiror and Seller.

“Seller Common Stock” shall mean the common stock, $0.01 par value per share, of Seller.

“Stockholder Meeting” shall mean the meeting of the stockholders of Seller held pursuant to Section 5.8 of the Merger Agreement.

“Surviving Corporation” shall mean Acquiror as the surviving corporation in the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Seller shall be merged with and into Acquiror pursuant to and in accordance with the Mississippi Business Corporation Act, as amended (the “MBCA”), and the Maryland General Corporation Law, as amended (the “MGCL”). Acquiror shall be the Surviving Corporation in the Merger and shall continue to be governed by the laws of the State of Mississippi. At the Effective Time, the separate existence and corporate organization of Seller shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller shall be vested in Acquiror as the Surviving Corporation, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities and obligations of Seller shall be vested in

Acquiror as the Surviving Corporation, as the primary obligor therefor, and, except as set forth in the Merger Agreement, no other person shall be liable therefor, and all proceedings pending by or against either of the Merging Corporations shall be continued by or against Acquiror as the Surviving Corporation, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror as the Surviving Corporation.

2.2 EFFECTIVE TIME. The Merger shall become effective on the later of the dates and times that the Articles of Merger are filed with the Secretary of State of the State of Mississippi pursuant to Section 79-4-11.06 of the MBCA and with the Maryland Department of Assessments and Taxation pursuant to 3-107 of the MGCL.

2.3 NAME OF THE SURVIVING CORPORATION. The name of the Surviving Corporation shall be “Renasant Corporation.”

2.4 ARTICLES OF INCORPORATION. On and after the Effective Time, the Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Corporation shall be the Bylaws of Acquiror as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE III

CONVERSION OF SHARES

3.1 CONVERSION OF SHARES. At the Effective Time, automatically by virtue of the Merger and without any action on the part of Acquiror, Seller or the holders of any of the following securities:

(a) Each share of Acquiror Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger.

(b) Subject to the other provisions of this Section 3.1, each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Seller Common Stock to be canceled in accordance with Section 3.1(e)) shall, subject to adjustment pursuant to Section 3.1(d), be converted automatically into and thereafter represent the right to receive the number of shares (or a fraction thereof) of Acquiror Common Stock, rounded to the nearest four decimals, equal to the Exchange Ratio (the “Merger Consideration”). As used in this Plan of Merger, the term “Acquiror Common Stock” means the common stock, $5.00 par value per share, of Acquiror, and the term “Exchange Ratio” means 0.9266.

(c) Certificates previously evidencing shares of Seller Common Stock shall be exchanged for certificates evidencing the Merger Consideration. Notwithstanding the foregoing, however, no fractional shares of Acquiror Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Section 3.1(f).

(d) If at any time during the period between the date of this Plan of Merger and the Effective Time, any change in the number of outstanding shares of capital stock of Acquiror or Seller, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or other subdivision, combination or readjustment of shares, or as a result of any stock dividend or stock distribution with a record date during such period, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

(e) Each share of Seller Common Stock held in the treasury of Seller and each share of Seller Common Stock issued and outstanding prior to the Effective Time that is owned by Acquiror or any subsidiary of Acquiror or Seller (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary capacity or as a result of debts previously contracted) shall automatically be cancelled and extinguished without any conversion thereof and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(f) No certificates or scrip representing fractional shares of Acquiror Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Section 3.1(b), cash adjustments (without interest) will be paid to the holder of Seller Common Stock in respect of any fraction of a share of Acquiror Common Stock that would otherwise be issuable to such holder of Seller Common Stock, and the amount of such cash adjustment shall be determined by multiplying (x) the fraction of a share of Acquiror Common Stock otherwise issuable by (y) the weighted average of the closing sales prices of one share of Acquiror Common Stock as reported on the Nasdaq Global Select Market for the 15 consecutive trading days ending on the trading day immediately prior to the Closing Date. No such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

3.2 EXCHANGE OF CERTIFICATES FOR STOCK. After the Effective Time, each holder of a certificate previously representing outstanding shares of Seller Common Stock shall surrender and exchange such certificates for the Merger Consideration in the manner provided in Section 2.2 of the Merger Agreement.

ARTICLE IV

MISCELLANEOUS

4.1 CONDITIONS PRECEDENT. The respective obligations of each party under this Plan of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement.

4.2 TERMINATION. This Plan of Merger shall be terminated automatically without further act or deed of either of the parties in the event of the termination of the Merger Agreement in accordance with Article VII thereof.

4.3. AMENDMENTS. To the extent permitted by the MBCA and the MGCL, this Plan of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties hereto; provided, however, that the provisions of Article III of this Plan of Merger relating to the consideration to be paid for the shares of Seller Common Stock shall not be amended after the Stockholder Meeting so as to modify either the amount or the form of such consideration or to otherwise materially adversely affect the stockholders of Seller without the approval of the stockholders of Seller.

4.4 SUCCESSORS. This Plan of Merger shall be binding on the successors of Acquiror and Seller.

IN WITNESS WHEREOF, Acquiror and Seller have caused this Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	President and Chief Executive Officer

HERITAGE FINANCIAL GROUP, INC.

By:
	Name:	O. Leonard Dorminey
	Title:	President and Chief Executive Officer

EXHIBIT B

SUBSIDIARY MERGER DOCUMENT

Exhibit B

PLAN OF MERGER

This Plan of Merger (“Plan of Merger”) is dated as of                     , by and between Renasant Bank, a Mississippi banking corporation (“Acquiror Sub”), and HeritageBank of the South, a Georgia savings bank (“Seller Sub”). Each of Acquiror Sub and Seller Sub is a “party” to this Plan of Merger, and one or more of them are “parties” hereto, as the context may require.

WITNESSETH:

WHEREAS, Renasant Corporation, a Mississippi corporation, Acquiror Sub, Heritage Financial Group, Inc., a Maryland corporation, and Seller Sub have entered into an Agreement and Plan of Merger, dated as of December     , 2014 (as amended, the “Merger Agreement”); and

WHEREAS, pursuant to the Merger Agreement and this Plan of Merger, and subject to the terms and conditions set forth therein and herein, Seller Sub shall be merged with and into Acquiror Sub, with Acquiror Sub being the surviving banking corporation in such merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement, the parties hereto do mutually agree as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of this Plan of Merger.

“Merger” shall refer to the merger of Seller Sub with and into Acquiror Sub as provided in Section 2.1 of this Plan of Merger.

“Merging Banks” shall mean Acquiror Sub and Seller Sub.

“Seller Sub Common Stock” shall mean the common stock, par value $0.01 per share, of Seller Sub.

“Surviving Bank” shall mean Acquiror Sub as the surviving banking corporation in the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 THE MERGER. Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Seller Sub shall be merged with and into Acquiror Sub in accordance with Title 81 of the Mississippi Code of 1972, as amended (the “Mississippi Code”), and Title 7 of the Georgia Code, as amended. Acquiror Sub shall be the Surviving Bank in the Merger and shall continue to be governed by the laws of the State of Mississippi. At the Effective Time, the Merger shall have the effects set forth in Mississippi Code Annotated Section 81-5-85 and the separate existence and corporate organization of Seller Sub shall cease, and all right, title and interest in and to all real estate and other property owned by, and every contract right possessed by, Seller Sub shall be vested in Acquiror Sub as the Surviving Bank, without reversion or impairment, without further act or deed and without any transfer or assignment having occurred (but subject to any existing liens or other encumbrances thereon), and all liabilities and obligations of Seller Sub shall be vested in Acquiror Sub as the Surviving Bank, as the primary obligor therefor, and, except as set forth in the Merger Agreement, no other person shall be liable therefor, and all proceedings pending by or against Seller Sub shall be continued by or against Acquiror Sub as the Surviving Bank, and all liabilities, obligations, assets or rights associated with such proceedings shall be vested in Acquiror Sub as the Surviving Bank.

2.2 EFFECTIVE TIME. The Merger shall become effective upon the later of the dates and times stated in the Certificate of Merger Approval issued by the Mississippi Commissioner of Banking and Consumer Finance (“MCB”) and the Certificate of Approval issued by the Georgia Department of Banking and Consumer Finance (“GDBF”).

2.3 NAME OF THE SURVIVING BANK. The name of the Surviving Bank shall be “Renasant Bank.”

2.4 CHARTER OF INCORPORATION. On and after the Effective Time, the Charter of Incorporation of the Surviving Bank shall be the Charter of Incorporation of Acquiror Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

2.5 BYLAWS. On and after the Effective Time, the Bylaws of the Surviving Bank shall be the Bylaws of Acquiror Sub as in effect immediately prior to the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE III

CANCELLATION OF SHARES

3.1 CANCELLATION OF SHARES. At the Effective Time, each share of Seller Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and the certificate or certificates therefor shall be surrendered and cancelled. There shall be no conversion, exchange or consideration for such Seller Sub Common Stock. All of the shares of Acquiror Sub issued and outstanding immediately prior to the effective time of the Merger shall remain issued and outstanding after the Effective Time of and shall be unaffected by the Merger. The authorized capital stock of Acquiror Sub as the Surviving Bank following the Effective Time of the Merger shall be 772,822 shares of common stock, $5.00 par value per share, unless and until the same shall be changed in accordance with applicable Mississippi law.

ARTICLE IV

FILING OF MERGER AGREEMENT

The approval of this Plan of Merger by the shareholders of Acquiror Sub and Seller Sub shall be certified in Articles of Merger which shall be signed and acknowledged by the President or Vice President of each of the Merging Banks. Thereafter, an original of the Articles of Merger, so certified, signed and acknowledged, shall be delivered to the MCB and GBCF for filing and recordation in the manner required by law.

ARTICLE V

MISCELLANEOUS

5.1 CONDITIONS PRECEDENT. The respective obligations of each party under this Plan of Merger shall be subject to the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement.

5.2 TERMINATION. This Plan of Merger shall be terminated automatically without further act or deed of either of the parties in the event of the termination of the Merger Agreement in accordance with Article VII thereof.

5.3. AMENDMENTS. To the extent permitted by the Mississippi Code, this Plan of Merger may be amended by a subsequent writing signed by each of the parties hereto upon the approval of the Board of Directors of each of the parties.

5.4 SUCCESSORS. This Plan of Merger shall be binding on the successors of Acquiror Sub and Seller Sub.

IN WITNESS WHEREOF, Acquiror Sub and Seller Sub have caused this Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

RENASANT BANK

By:
	Name:	E. Robinson McGraw
	Title:	President and Chief Executive Officer

HERITAGEBANK OF THE SOUTH

By:
	Name:	O. Leonard Dorminey
	Title:	Chief Executive Officer

SCHEDULE 5.13(b)

JOINDER AGREEMENT

THIS AGREEMENT is made and executed as of                     , 2014 between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned individual officer and/or director (“Heritage Official”) of Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), and/or HeritageBank of the South, a Georgia savings bank (“HeritageBank”).

RECITALS:

WHEREAS, Acquiror, Renasant Bank, a Mississippi banking association (the “Acquiror Bank”), Heritage and HeritageBank have entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Heritage will be merged into Acquiror and Acquiror shall be the surviving entity on the terms and subject to the conditions set forth in the Merger Agreement and HeritageBank will be merged into Acquiror Bank and Acquiror Bank shall be the surviving entity on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in consideration of the agreements made by Heritage in connection with the Merger Agreement, Acquiror has agreed to indemnify the Heritage Official under certain circumstances set forth in the Merger Agreement.

NOW, THEREFORE, in consideration of Acquiror’s agreement to indemnify the Heritage Official and the expenses and costs that may be incurred by Acquiror in connection with such indemnification, the Heritage Official hereby agrees as follows:

1. Assumption of and Cooperation in Defense.

1.1 Notice and Assumption of Defense. In the event a claim arises for which indemnification is or may be sought by the Heritage Official, the Heritage Official shall promptly notify Acquiror, in writing at the address set forth in Section 3 hereof, of the commencement of such legal action or existence of and facts relating to such claim. Upon receipt of such notice, or at any time thereafter, Acquiror shall be entitled to participate therein and, in its sole discretion, to assume the defense of such claim, with counsel of its choice, subject to the reasonable approval of the Heritage Official, and to consider and decide on any proposed settlement, subject to the reasonable approval of the Heritage Official. In any and all events, Acquiror shall have the right to reasonable control over the nature and extent of expenses incurred in connection with such claim(s). Acquiror shall notify the Heritage Official of its assumption of the defense of such claim; and after such notice from Acquiror to the Heritage Official, Acquiror shall not be liable to the Heritage Official for indemnification under Section 5.13(b) of the Merger Agreement for any legal expenses of other counsel or any other expenses of defense subsequently incurred by such indemnified party.

1.2 Cooperation in Defense. The Heritage Official agrees to cooperate in the defense of any action for which indemnification is sought under Section 5.13(b) of the Merger Agreement. Such cooperation shall include, but not be limited to, providing Acquiror and its counsel copies of any and all relevant documents relating to the claim, consulting with Acquiror and its counsel with regard to the claim, providing testimony, either in deposition or at trial or both, regarding the facts relating to the claim, making himself available at reasonable times for consultation, testimony and fact-finding and otherwise furnishing such information to Acquiror and its counsel as the Heritage Official would provide to his own counsel in the event he were defending the action himself. Except as expressly permitted by Acquiror, the Heritage Official shall not object to the production or use of any documents heretofore prepared by or of information provided to Acquiror legal counsel on the basis of any claim of privilege that is available only to Heritage or Acquiror; provided, however, that Acquiror agrees that it will not, without the consent of the Heritage Official, waive any applicable privilege of the Heritage Official. Such cooperation shall be provided regardless of whether Acquiror assumes the defense of the action.

Schedule 5.13(b) - Page 1

2. Duplication of Payment; Limitations; Presumptions.

2.1 No Duplication of Payments. Acquiror shall not be liable under this Agreement to make any payment in connection with any claim against the Heritage Official to the extent the Heritage Official has otherwise actually received payment (under any insurance policy, certificate of incorporation, bylaw provision or otherwise) of amounts otherwise indemnifiable hereunder.

2.2 Limitation on Liability. The Heritage Official hereby expressly acknowledges and agrees that Acquiror shall not be liable in the aggregate for more than the Indemnification Cap (as defined in the Merger Agreement) in connection with its obligations under Section 5.13(b) of the Merger Agreement. The Heritage Official further acknowledges and agrees that he shall have no claim against Acquiror for any amount that, when aggregated with indemnification amounts paid by Acquiror to other Heritage Officials that would be subject to the Indemnification Cap as provided in the Merger Agreement (the “Capped Amount”), exceeds the Indemnification Cap. Any claim for reallocation of the amounts paid by Acquiror among Heritage Officials shall be made against the other Heritage Official(s) involved, and Acquiror shall not be liable in any way for the allocation of such Capped Amount among Heritage Officials.

2.3 No Presumption. For purposes of this Agreement, the termination of any claim, action, suit or proceeding by judgment, order, settlement (whether with or without court approval) shall not of itself create a presumption that the Heritage Official did or did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

3. Notices. All notices or other communications which are required or permitted hereunder shall be delivered in accordance with Section 8.3 of the Merger Agreement, at the addresses listed below:

If to Acquiror:	Renasant Corporation
209 Troy Street
Tupelo, Mississippi 38804-4827
Attention: E. Robinson McGraw

If to the Heritage Official:

4. Execution in Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. Transmission by facsimile of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, and such facsimile shall be deemed to be an original counterpart of this Agreement.

5. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

6. Amendment. This Agreement may only be amended by a written instrument signed by both parties hereto.

Schedule 5.13(b) - Page 2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief
Executive Officer

HERITAGE OFFICIAL

Print Name:

Schedule 5.13(b) - Page 3

SCHEDULE 5.18-A

LOCK-UP AND NON-COMPETITION AGREEMENT

Schedule 5.18-A - Page 1

LOCK-UP AND NON-COMPETITION AGREEMENT

This Lock-Up and Non-Competition Agreement (this “Agreement”) is made and executed as of the             day of                     , 201    , between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned non-employee director (“Heritage Official”) of Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), or HeritageBank of the South, a Georgia savings bank (“HeritageBank”).

Acquiror, Renasant Bank, a Mississippi banking association (“Acquiror Bank”), Heritage and HeritageBank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Heritage will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger, and (ii) HeritageBank will merge with and into Acquiror Bank (the “Bank Merger”), and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger, and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Heritage Official makes the following agreements in favor of Acquiror:

1. Undertakings of Heritage Official.

1.1 The Heritage Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of Heritage, $0.01 par value per share (the “Heritage Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the stockholders of Heritage at which such matters are considered (including any and all adjournments thereof). The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the Heritage Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Heritage Official as such a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the Heritage Official from exercising Heritage Official’s fiduciary duties as a director of Heritage.

1.2 The Heritage Official further agrees that during the term of this Agreement, he will not transfer any of the Shares , except (i) for transfers by operation of law and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate upon the earliest to occur of (i) the Effective Time and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

2. Noncompetition Obligations of Heritage Official.

2.1 Heritage Official will not:

(a) directly or indirectly, for himself or in affiliation with any business or entity in which he owns an equity or financial interest (except as to not more than five percent (5%) of the outstanding stock of any corporation, the securities of which are regularly traded on a nationally recognized securities exchange or over-the-counter market), carry on or engage in any Competitive Business (as hereinafter defined) within the Restricted Area (as hereinafter defined); or

(b) directly or indirectly, in affiliation with any individual or any business or entity not covered by (a) above, whether as a partner, employee, contractor, consultant or otherwise, carry on or engage in any Competitive Business in the Restricted Area; or

Schedule 5.18-A - Page 2

(c) directly or indirectly, solicit or cause to be solicited any customers of Acquiror or Acquiror Bank, with respect to any Competitive Business in the Restricted Area; or

(d) directly or indirectly, solicit or cause to be solicited any employees, contractors or agents of Acquiror or Acquiror Bank to terminate their employment, contract or relationship with Acquiror or Acquiror Bank.

For purposes of this Agreement, the term “Restricted Area” shall mean the State of Georgia, and the term “Competitive Business” shall mean the business of banking, including, without limitation, checking and savings accounts, business and personal loans, interim construction and residential loans, student loans, automated tellers machines, internet banking services and accounts receivable financing. For the avoidance of doubt, “Competitive Business” shall exclude equipment leasing, insurance agency services, insurance services, trust services and investment advisory services, any entity in which the Heritage Official has an ownership interest in on the date of this Agreement and engaging in those businesses, activities or ventures set forth on Schedule A.

2.2. The noncompetition obligations set forth in Section 2.1 shall extend until the second anniversary of the Closing (as defined in the Plan of Merger) (the “Restricted Period”).

2.3. Acquiror and the Heritage Official agree that the foregoing restrictions are reasonable under the circumstances and that any breach of the covenants contained in this Section 2 would cause irreparable injury to Acquiror. The Heritage Official understands that the foregoing restrictions may limit the Heritage Official’s ability to engage in certain businesses during the period provided for above in the Restricted Area, but acknowledges that the Heritage Official will receive sufficient remuneration and other benefits under the Plan of Merger to justify such restriction. Further, the Heritage Official acknowledges that his skills are such that he can be gainfully employed in non-competitive employment, and that the agreement not to compete will in no way prevent him from earning a living. If any of the aforesaid restrictions are found by a court of competent jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by the court making such determination so as to be reasonable and enforceable and, as so modified, to be fully enforced. By agreeing to this contractual modification prospectively at this time, the parties intend to make this provision enforceable under the laws of Mississippi in the Restricted Area so that the entire agreement not to compete and this Agreement as prospectively modified shall remain in full force and effect and shall not be rendered void or illegal.

3. Miscellaneous.

3.1 The Heritage Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the Heritage Official, and Acquiror shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Acquiror, including, without limitation, the recovery of damages from the Heritage Official and his or her agents involved in such breach.

3.2 The Heritage Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Heritage. The Heritage Official further acknowledges and represents that the provisions of this Agreement will not work a hardship on him and will not prevent him from engaging in his occupation.

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

Schedule 5.18-A - Page 3

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreements made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Heritage Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Heritage or an affiliate of Heritage and the Heritage Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors, heirs and legatees.

3.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief
Executive Officer

HERITAGE OFFICIAL

Print Name:

Schedule 5.18-A - Page 4

SCHEDULE TO

LOCK-UP AND NON-COMPETITION AGREEMENT

Number of shares of common stock, $0.01 par value per share, of Heritage Financial Group, Inc. owned by the Heritage Official:             shares.

Schedule 5.18-A - Page 5

SCHEDULE A

Schedule 5.18-A - Page 6

SCHEDULE 5.18-B

LOCK-UP AGREEMENT

Schedule 5.18-B - Page 1

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and executed as of the             day of                     , 201    , between Renasant Corporation, a Mississippi corporation (“Acquiror”), and the undersigned individual executive officer and director (“Heritage Official”) of Heritage Financial Group, Inc., a Maryland corporation (“Heritage”), or HeritageBank of the South, a Georgia savings bank (“HeritageBank”).

Acquiror, Renasant Bank, a Mississippi banking association (“Acquiror Bank”), Heritage and HeritageBank have entered into an Agreement and Plan of Merger (the “Plan of Merger”), pursuant to which the parties thereto agree that (i) Heritage will merge with and into Acquiror (the “Merger”), and Acquiror shall be the surviving entity of the Merger, and (ii) HeritageBank will merge with and into Acquiror Bank (the “Bank Merger”), and Acquiror Bank shall be the surviving entity of the Bank Merger. In consideration of the expenses that Acquiror will incur in connection with the transactions contemplated by the Plan of Merger and in order to preserve the value of the franchise to be purchased by Acquiror and induce Acquiror to proceed to incur such expenses, the Heritage Official makes the following agreements in favor of Acquiror:

1. Undertakings of Heritage Official.

1.1 The Heritage Official agrees and undertakes during the term of this Agreement to vote or cause to be voted in favor of the Plan of Merger all shares of common stock of Heritage, $0.01 par value per share (the “Heritage Stock”), as to which he has voting power (other than shares held in a fiduciary capacity), which amount of shares is shown on the schedule attached hereto and made a part hereof (the “Shares”), at any meeting or meetings of the stockholders of Heritage at which such matters are considered (including any and all adjournments thereof). The parties hereto acknowledge and agree that nothing in this section or this Agreement is intended to dictate or require that the Heritage Official vote as a director in any manner, and nothing in this Agreement: (i) will limit or affect any actions or omissions taken by the Heritage Official as such a director, including in exercising rights under the Plan of Merger, and no such actions or omissions shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict the Heritage Official from exercising Heritage Official’s fiduciary duties as a director of Heritage.

1.2 The Heritage Official further agrees that during the term of this Agreement, he will not transfer any of the Shares, except (i) for transfers by operation of law, and (ii) for transfers in connection with which Acquiror has consented to the transfer and the transferee shall agree in writing with Acquiror to be bound by this Agreement as fully as the undersigned.

1.3 This Agreement shall terminate upon the earliest to occur of (i) the Effective Time (as defined in the Plan of Merger) and (ii) the date on which the Plan of Merger terminates in accordance with its terms.

2. [Reserved]

3. Miscellaneous.

3.1 The Heritage Official acknowledges that money damages would not be an adequate remedy for any breach of this Agreement by the Heritage Official, and Acquiror shall be entitled to seek to enforce the provisions of this Agreement by specific performance and injunctive relief as remedies for such breach or any threatened breach, without any requirement for the securing or posting of any bond or giving any other undertaking (except to the extent required by law). Such remedies shall not be deemed the exclusive remedies for a breach of this Agreement, but shall be in addition to all remedies available at law or in equity to Acquiror, including, without limitation, the recovery of damages from the Heritage Official and his or her agents involved in such breach.

3.2 The Heritage Official acknowledges and agrees that this Agreement is executed in connection with the sale of all of the business of Heritage.

Schedule 5.18-B - Page 2

3.3 To the extent permitted under applicable law, any provision of this Agreement may be amended or modified at any time, either before or after its approval by an agreement in writing among the parties hereto.

3.4 This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each party hereto.

3.5 This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Mississippi applicable to agreement made and entirely to be performed within such State, except as federal law may be applicable.

3.6 The Heritage Official may not assign any of his rights or obligations under this Agreement to any other person.

3.7 This Agreement supersedes any and all oral or written agreements and understandings heretofore made between the parties hereto relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof; provided, however, that notwithstanding the foregoing, this Agreement does not modify or amend any stock option agreement, employment agreement, option or similar employee benefit agreement between Heritage and the Heritage Official. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto, and their respective successors, heirs and legatees.

3.8 In the event that any party institutes any legal suit, action or proceeding against the other party to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the suit, action or proceeding shall be entitled to receive in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys’ fees and expenses and court costs.

IN WITNESS WHEREOF, the parties have signed this Agreement effective as of the date first set forth above.

RENASANT CORPORATION

By:
	Name:	E. Robinson McGraw
	Title:	Chairman, President and Chief
Executive Officer

HERITAGE OFFICIAL

Print Name:

Schedule 5.18-B - Page 3

SCHEDULE TO

LOCK-UP AGREEMENT

Number of shares of common stock, $0.01 par value per share, of Heritage Financial Group, Inc. owned by the Heritage Official:             shares.

Schedule 5.18-B - Page 4

SCHEDULE 6.2(f)-A

AMENDED AND RESTATED EMPLOYMENT AGREEMENT OF O. LEONARD DORMINEY

Schedule 6.2(f)-A - Page 1

HERITAGE FINANCIAL GROUP, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into by and between O. Leonard Dorminey (“Executive”) and Heritage Financial Group, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Company”), and is intended to amend, restate, and replace, in its entirety, that certain Executive Employment Agreement by and between the Company, Heritagebank of the South (the “Bank”), and Executive, initially effective as of March 16, 2005, and most recently amended as of November 30, 2010, and as extended from time to time (the “Prior Agreement”).

1. Effectiveness; Relationship to Prior Agreement. This Agreement is contingent upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank, the Company and the Bank, dated as of December     , 2014 (the “Merger Agreement”). This Agreement shall be effective as of the close of business on the business day preceding the Effective Time, as defined in the Merger Agreement (the “Effective Date”). If the Effective Time shall not occur, this Agreement shall be deemed void and of no effect, and the Prior Agreement shall remain in force and effect.

As of the Effective Time, Executive agrees that, to the extent not expressly provided herein, all rights and benefits provided under the Prior Agreement shall be deemed extinguished and cancelled in their entirety. Executive agrees that nothing contained in this Agreement and no payment or benefit made outside of this Agreement is intended to constitute a “substitution,” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), for any right or benefit provided under the Prior Agreement that has been extinguished and cancelled hereunder, and that this Agreement shall be interpreted and construed in a manner consistent with such intent.

2. Employment And Term:

2.1 Position. The Company shall employ and retain Executive as its Chief Executive Officer and President, and the Bank shall retain Executive as its Chief Executive Officer and President (unless the context clearly indicates the contrary, the Bank and the Company are collectively referred to hereinafter as the “Company”). Executive agrees to be so employed, subject to the terms and conditions set forth herein. Executive’s duties and responsibilities shall be those assigned to him hereunder, from time to time, by the Board of Directors of the Company (the “Board”), and shall include such duties as are the type and nature normally assigned to similar executive officers of a corporation of the size, type and stature of the Company. Executive shall report directly to the Board.

2.2 Full Time and Attention. During the Employment Term (defined below), Executive shall devote his full time, attention and energies to the business of the Company and will not, without the prior written consent of the Board, be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage. Notwithstanding the foregoing, Executive shall not be prevented from: (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage, including without limitation serving as an officer and/or director of any community, civic, charitable, service or professional organization; (b) managing his personal affairs and investments in businesses that do not compete with the Company, provided that such activities do not interfere with the responsible performance of Executive’s duties hereunder; or (c) purchasing securities in any corporation whose securities are regularly traded, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company.

2.3 Term. Executive’s employment hereunder shall commence as of the Effective Date and shall terminate on December 31, 2018 (such period referred to as the “Employment Term”).

Schedule 6.2(f)-A - Page 2

3. Compensation And Benefits:

3.1 Base Compensation. The Company shall pay to Executive an annual salary, not less than his annual base salary in effect as of the Effective Date; such amount shall be prorated and paid in equal installments in accordance with the Company’s regular payroll practices and policies (Executive’s “Base Compensation”). Executive’s Base Compensation shall be reviewed no less often than annually and may be increased or reduced by the Board or the Compensation Committee thereof; provided, however, that Executive’s Base Compensation may not be reduced unless such reduction is part of a reduction in pay uniformly applicable to the similarly situated officers of the Company.

3.2 Annual Incentive Bonus. Executive shall be eligible for participation in the short-term bonus arrangement or arrangements maintained by the Company, from time to time, for the benefit of similarly situated executive officers (an “Incentive Bonus”). Executive’s Incentive Bonus may be discretionary or formulaic and subject to the attainment of one or more performance objectives or such other measures as may be determined by the Board.

3.3 Other Benefit Plans. During the Employment Term, Executive shall participate in such plans, policies, and programs as may be maintained, from time to time, by the Company for the benefit of its executive officers or employees, including, without limitation, any short-term or long-term incentive compensation plan, nonqualified deferred compensation or similar plan, executive benefit plan, profit sharing, life insurance, and group medical and other welfare benefit plans. Any such coverages and benefits shall be determined in accordance with the specific terms and conditions of the documents evidencing any such plans, policies, and programs. Nothing herein shall prevent the Company from amending or modifying the terms and conditions of any benefit, contract or arrangement, replacing any such benefit, contract or arrangement or eliminating or terminating any such benefit, contract or arrangement, notwithstanding that such amendment, modification, replacement or elimination may be adverse to Executive.

3.4 Reimbursement of Expenses. The Company shall reimburse Executive for such reasonable expenses as are directly incurred by Executive in carrying out his duties hereunder, consistent with the Company’s standard policies and annual budget, it being understood and agreed that such expenses shall include, but not be limited to, Executive’s membership in various banking and trade associations consistent with his historical practice including without limitation the Community Bankers Association of Georgia (CBA) and the Georgia Bankers Association, and Executive’s attendance at various banking conferences and other events including without limitation those sponsored by CBA, GBA and Sheshunoff. The Company’s obligation to reimburse Executive hereunder shall be contingent upon the presentment by Executive of an itemized accounting of such expenditures in accordance with the Company’s policies; policies; the Company shall not be obligated to pay or reimburse spousal travel or entertainment hereunder, unless consistent with the Company’s standard policies.

3.5 Fringe Benefits. In addition to the foregoing, Executive shall be entitled to the following fringe benefits:

a. Use of a leased or Company-owned motor vehicle, or a cash payment sufficient to compensate Executive for his ownership or lease of such a vehicle, including the cost of maintenance, insurance, repairs and fuel with respect to any such vehicle, such benefit to be provided in the form reasonably determined by the Company.

b. Reimbursement or payment of expenses for dues and capital assessments for country club membership or for other civic club memberships; provided, that if any bond or capital or similar payment made by the Company is repaid to Executive, Executive shall promptly remit to the Company the amount thereof.

c. No less than four weeks of paid vacation each year.

Schedule 6.2(f)-A - Page 3

4. Executive’s Termination From Employment.

4.1 Special Definitions. As used herein:

a. “Cause” means that Executive: (i) is convicted of (from which no appeal may be taken), or pleads guilty to, any act of fraud, misappropriation or embezzlement, or any felony; (ii) is engaged in gross or willful misconduct materially damaging to the business of the Company, which, if capable of being cured, is not cured by the Executive within 30 days following his receipt of written notice thereof (it being understood, however, that neither conduct pursuant to the Executive’s exercise of good faith business judgment nor unintentional physical damage to any property of the Company by Executive shall be a ground for such a determination); (iii) has been removed and/or permanently prohibited from participating in the conduct of the Bank’s affairs by an order issued under Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1818(e)(4) and (g)(1); or (iv) failed, without reasonable cause, to follow reasonable written instructions of the Board consistent with Executive’s position, and within 30 days written notice from the Board of such failure, Executive fails to cure such failure.

b. “Continuing Health Benefit” means and shall be available hereunder if Executive and/or his dependents timely elect to continue group medical coverage within the meaning of Code Section 4980B(f)(2) with respect to a group health plan sponsored by the Company or an affiliate (other than a health flexible spending account under Code Section 125), in which event: (i) the Company shall pay to Executive monthly the amount of the continuation coverage premium for the same type and level of group health plan coverage received by Executive and his electing dependents immediately prior to such termination of Executive’s employment, during the continuation period contemplated under Code Section 4980B; and (ii) thereafter, the Company shall pay to Executive the premium amount for substantially the same type and level of coverage provided during the continuation coverage period under Code Section 4980B, except that such coverage may be provided, in the discretion of the Company, under a group medical plan maintained by the Company for the benefit of its employees or under an individual policy of insurance. Nothing contained herein shall be deemed to require the Company to maintain any type or level of coverage of group health plan, or to preclude the amendment, substitution, replacement or termination of any type or level of coverage of group health plan.

c. “Continuing Perquisite Amount” means a dollar amount payable to the Executive in lieu of continuing the Executive’s coverage in the Company’s benefit plans and in lieu of continuing to provide the Executive with various perquisites following his Termination Date. The Continuing Perquisite Amount shall be calculated as of Executive’s Termination Date and shall include (i) the annual premium cost of the welfare plans such as group life and disability insurance under which the Executive was covered prior to his Termination Date, but expressly excluding the Continuing Health Benefit provided separately above and any voluntary benefits under which Executive elected coverage, (ii) the total Company contributions or accruals under any qualified or nonqualified retirement plans made on behalf of the Executive for the calendar year prior to the year in which the Termination Date occurs, excluding for this purpose any voluntary deferrals by Executive that may be characterized as Company contributions under applicable law, and (iii) the amount of any car allowance or country club dues provided for the benefit of Executive during the calendar year prior to the year in which his Termination Date occurs. The Continuing Perquisite Amount shall be calculated as an annual amount and then prorated and paid in accordance with the Company’s regular payroll practices and plans.

d. “Termination Date” means the date on which Executive’s employment hereunder terminates for any reason.

4.2 Executive’s Termination. Executive may terminate his employment hereunder for any reason, or no reason, including Executive’s death or disability; provided that in the event of Executive’s voluntary termination, he shall provide 30 days’ prior written notice to the Board, or such shorter period as may be agreed upon by the Board and Executive. In such event, or upon the Executive’s death, the Company shall pay or provide to Executive the following amounts or benefits, subject to any delay required under Section 6.14 below:

a. His Base Compensation accrued but not yet paid as of his Termination Date, any Incentive Bonus for the year prior to the year in which Executive’s Termination Date occurs to the extent not yet paid as of his

Schedule 6.2(f)-A - Page 4

Termination Date, any benefits or payments required by law to be provided, and any benefits accrued and vested under a separate benefit plan or arrangement maintained by the Company (collectively, Executive’s “Accrued Benefits”).

b. Four years of Executive’s Base Compensation in effect as of the Termination Date (ignoring any decrease in such Base Compensation occurring within four months of such Termination Date), which amount shall be paid over the four-year period following his Termination Date, in accordance with the Company’s regular payroll practices and policies.

c. An amount equal to the average of the last three annual Incentive Bonuses paid to Executive prior to the Termination Date; such amount to be paid annually for four years following his Termination Date, at the time or times Executive’s Incentive Bonus would otherwise be payable (for avoidance of doubt, the parties intend that Executive shall receive four annual payments hereunder).

d. The Continuing Health Benefit and Continuing Perquisite Amount, each to be paid or provided for the four-year period following his Termination Date.

4.3 Company’s Termination Without Cause. The Board may terminate Executive’s employment without Cause hereunder with 30 days’ prior written notice, or such shorter period as may be agreed upon by the Board and Executive. In such event the Company shall pay or provide those amounts and benefits described in Section 4.2 hereof, at the time or times prescribed thereunder.

4.4 Company’s Termination for Cause. Executive’s employment hereunder may be terminated by the Board at any time, acting in good faith, on account of Cause. The Board, or a committee thereof formed for such purpose, shall provide written notice to Executive, including a description of the specific reasons for the determination of Cause. Executive shall have the opportunity to appear before the Board or committee, with or without legal representation, to present arguments and evidence on his behalf. Following such presentation, or upon Executive’s failure to appear, the Board or the committee as the case may be, by an affirmative vote of a majority of its members, shall confirm that the actions or inactions of Executive constitute Cause hereunder. In such event, the Company shall pay to Executive his Accrued Benefits and shall have no further obligations hereunder.

4.5 Expiration of Employment Term. Upon the expiration of Executive’s Employment Term, Executive’s employment hereunder shall cease, this Agreement shall be deemed terminated, and the Company shall pay to Executive the amounts and benefits described in Section 4.2 hereof; provided that Executive shall execute and timely deliver a waiver and release of claims in favor of the Company, in form and substance reasonably satisfactory to the Company.

5. Executive’s Covenants:

5.1 Consideration for Covenants. Executive acknowledges that the execution of this Agreement and the payments described herein constitute consideration for the covenants set forth in this Section 5, the adequacy of which is hereby expressly acknowledged by Executive.

5.2 Confidential Information. Executive shall not divulge, furnish or use, whether directly or indirectly, any Trade Secret or Confidential Information, except in the ordinary course of providing services hereunder, to a duly authorized officer of a Protected Entity (as defined below) or as may be required by legal process. For this purpose:

a. “Trade Secret” is as defined in § 10-1-761 of the Official Code of Georgia Annotated.

b. “Confidential Information” means confidential, proprietary, non-public information concerning the Company, the Bank and their affiliates (the “Protected Entities”), whether or not a Trade Secret, which includes,

Schedule 6.2(f)-A - Page 5

without limitation: (i) books, records and policies relating to operations, finance, accounting, personnel and management of Protected Entities; (ii) information related to any business entered into by the Protected Entities; (iii) credit policies and practices, databases, customer lists, information obtained on competitors, and tactics; (iv) various other non-public trade or business information, including business opportunities and strategies, marketing, acquisition or business diversification plans, methods and processes and work product of the Protected Entities; and (v) selling and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, deposits, loan or lease accounts or other accounts relating to consumer products and services of the Protected Entities. No item of information shall be considered Confidential Information hereunder if it is generally known to the public, except as a result of a breach by Executive hereunder.

c. The covenant contained herein shall apply during the Employment Term and the four–year period thereafter.

5.3 Non-Solicitation and Non-Competition. Executive shall not, directly or indirectly: (a) provide banking or bank-related services to, or solicit the banking or bank-related business of, any customer of the Protected Entities in any city, town, borough, township, village or other place in which Executive performed services for the Protected Entities; (b) assist any actual or potential competitor of the Protected Entities to provide banking or bank-related services to, or solicit any such customer’s banking or bank-related business in any such place; or (c) whether as principal, agent, or trustee, or through the agency of any corporation, partnership, trade association, agent or agency, engage in any banking or bank-related business or venture which competes with the business of the Protected Entities as conducted during the Employment Term within a radius of 50 miles of the main office of the Bank. For this purpose:

a. The covenant contained herein shall be applicable during the Employment Term and, if Executive is involuntarily terminated on account of Cause, during the two-year period thereafter.

b. If Executive is involuntarily terminated by the Company without Cause or Executive terminates his employment before the expiration of the Employment Term, and he thereafter breaches the covenant contained herein, the Company may immediately cease, and shall not be required to continue, any payment or benefit otherwise due under Section 4 hereof, except Executive’s Accrued Benefits.

5.4 Company’s Property. Upon termination or Executive’s termination of employment hereunder for any reason, Executive or his estate shall promptly return to the Company all of the property of the Company, including, without limitation, automobiles, equipment, computers, fax machines, portable telephones, printers, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information or Trade Secret that is in the possession or under the control of Executive, regardless of the form in which it is maintained.

5.5 Reformation. The parties agree that each of the prohibitions set forth herein is intended to constitute a separate restriction. Accordingly, should any such prohibition be declared invalid or unenforceable, such prohibition shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing restrictions is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the restrictions or covenants set forth in this Agreement are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be reformed to the extent necessary to permit such enforcement.

5.6 Remedies. In the event of a breach or threatened breach by Executive of the provisions of Section 5 hereof, Executive agrees that the Company shall be entitled to a temporary restraining order or a preliminary injunction (without the necessity of posting bond in connection therewith). Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, whether in law or equity, including the recovery of damages from Executive.

Schedule 6.2(f)-A - Page 6

6. Miscellaneous:

6.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

6.2 Excess Parachute Payments. Notwithstanding any provision of this Agreement to the contrary if the aggregate of all payments and benefits to Executive hereunder, including any payment or benefit provided to Executive under a separate plan or arrangement (collectively, the “Aggregate Payments”) would result in any payment being deemed to constitute a “parachute payment” within the meaning of Code Section 280G, such payments shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of such payments and benefits, as so reduced, is deemed to constitute an excess parachute payment; provided that the amount of such reduction shall be less than $100,000. If the amount such reduction would equal or exceed $100,000, then no such reduction shall occur, the Executive shall be entitled to all such Aggregate Payments, and the Company shall pay to Executive a Gross-Up Payment. For this purpose:

a. The “Gross-Up Payment” shall mean an amount that is sufficient to pay, in its entirety, any excise tax imposed on the Aggregate Payments (including the Gross-Up Payment) pursuant to Code Section 4999, or any successor provision thereto, any tax imposed by any comparable provision of state law, and any applicable federal, state, or local income tax.

b. The determination of whether any reduction in the Aggregate Payments is required and the amount of such reduction and amount of the Gross-Up Payment, if any, shall be made at the expense of the Company and by the Company’s independent accountants or another independent accountant agreed upon by Executive and the Company.

c. In the event that any portion of the Aggregate Payments is required to be reduced hereunder, then the reduction shall occur in the following order: (i) reduction of Continuing Perquisite Amount described in Section 4.1d; (ii) reduction of continued Incentive Bonus payments described in Section 4.1c; and (iii) reduction of continued Base Compensation payments described in Section 4.1b. Within any of the foregoing categories, a reduction shall occur first with respect to amounts that are not deemed to constitute a “deferral of compensation” within the meaning of and subject to Code Section 409A (“Nonqualified Deferred Compensation”) and then with respect to amounts that are treated as Nonqualified Deferred Compensation, with such reduction being applied in each case to the payments in the reverse order in which they would otherwise be made, that is, later payments shall be reduced before earlier payments.

d. If the Company is obligated to make a Gross-Up Payment hereunder, it will be paid to Executive, or remitted by the Company to the appropriate tax authorities to the extent subject to withholding, in the form of a single-sum payment on the date that the excise tax is due (through withholding or otherwise), but subject in each case to any six-month delay applicable under Code Section 409A.

6.3 Enforcement of This Agreement. In addition to the Company’s equitable remedies provided under Section 5.6 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Company. Except as provided in Section 6.4 hereof, each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, except that unless otherwise paid by the Company in

Schedule 6.2(f)-A - Page 7

accordance with such section, the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Albany, Georgia.

6.4 Attorneys’ Fees. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Company, as the case may be, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees, court costs, and all expenses incurred in that action or proceeding, even if not taxable as court costs, plus in each case interest at the Applicable Federal Rate, in addition to any other relief to which such party may be entitled.

6.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.6 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in its entirety any prior agreements between Executive and the Company concerning the subject covered by this Agreement, including the Prior Agreement.

6.7 Amendments. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

6.8 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

6.9 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by electronic mail to the addresses described below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	O. Leonard Dorminey
Most Recent Address on File with the Company

If to the Company:	Heritage Financial Group, Inc.
Post Office Box 50728
Albany, GA 31701-0728
Attention: Chairman, Board of Directors

or to such other addresses as a party may designate by notice to the other party.

6.10 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by him without the prior written consent of the Company. This Agreement will inure to the benefit of and be binding upon the Company, its successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined.

This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, legatees and legal representatives. Any payment due to Executive hereunder shall be paid to his surviving spouse after his death, or if Executive is not survived by a spouse, to his estate.

Schedule 6.2(f)-A - Page 8

6.11 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

6.12 Withholding. As a condition of the provision of any payment or benefit hereunder, the Company shall withhold any federal, state or local taxes or contributions required to be withheld.

6.13 Expiration; Termination; Survival. This Agreement shall expire and be terminated as of the expiration of the Employment Term, or as of Executive’s Termination Date, if earlier. Notwithstanding anything herein to the contrary, the obligations of Executive under Section 5 hereof, the obligation of the Company to make any payment due and payable under Section 4 or Section 6.2 hereunder, and the remedies and enforcement provided herein shall remain operative and in full force and effect, regardless of the expiration or termination of this Agreement.

6.14 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

6.15 Code Section 409A. The parties intend that this Agreement shall be interpreted and construed in a manner consistent with the applicable provisions of Code Section 409A, including any regulations or other guidance promulgated thereunder. For purposes thereof: (a) each payment under this Agreement shall be treated as a separate payment; (b) the exclusions for short-term deferrals and payments on account of involuntary termination of employment shall be applied to the fullest extent applicable; (c) payments to be made upon a termination of employment that are deemed to constitute deferred compensation within the meaning of Code Section 409A shall be made upon Executive’s “separation from service” as determined thereunder; (d) any reference herein to the termination of Executive’s employment or to Executive’s Termination Date or words of similar import shall mean and be deemed to refer to the date of his “separation from service” within the meaning of Code Section 409A; and (e) if Executive is a “specified employee” within the meaning of Code Section 409A, payments that are deemed to constitute deferred compensation within the meaning of Code Section 409A and that are payable on account of Executive’s separation from service, shall be delayed for six months as required under Code Section 409A, and shall be made when first permitted, without liability for interest or loss of investment opportunity thereon. All reimbursements and in-kind payments hereunder that constitute deferred compensation within the meaning of Code Section 409A shall be made or provide in accordance with the requirements of such section.

6.16 No Presumption. The language in all parts of this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party. In drafting this Agreement, Executive has been fully represented by counsel of Executive’s choosing, and the terms of this Agreement have been fully negotiated by the parties hereto. The parties agree that, in the event of any ambiguity, this Agreement should not be construed against the Company as a result of being drafted by counsel for the Company.

6.17 No Effect on Other Benefits. Nothing contained herein shall be deemed to modify any right or benefit to which Executive may be entitled under the terms of any grant or award made to Executive under the Company’s 2011 Equity Incentive Plan, or 2006 Equity Incentive Plan, as the case may be, which shall be subject to and administered in accordance with their respective terms.

Schedule 6.2(f)-A - Page 9

THIS EXECUTIVE EMPLOYMENT AGREEMENT is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as provided herein.

HERITAGE FINANCIAL GROUP, INC.	EXECUTIVE

By:

Its:	Date:

Date:

Schedule 6.2(f)-A - Page 10

SCHEDULE 6.2(f)-B

AMENDED AND RESTATED EMPLOYMENT AGREEMENT OF CAROL SLAPPEY

Schedule 6.2(f)-B - Page 1

HERITAGE FINANCIAL GROUP, INC.

EXECUTIVE EMPLOYMENT AGREEMENT

(CAROL W. SLAPPEY)

THIS EXECUTIVE EMPLOYMENT AGREEMENT (the “Agreement”) is made and entered into by and between Carol W. Slappey (“Executive”) and Heritage Financial Group, Inc., a corporation organized and existing under the laws of the State of Maryland (the “Company”), and is intended to amend, restate, and replace, in its entirety, that certain Executive Employment Agreement by and between the Company, Heritagebank of the South (the “Bank”), and Executive, initially effective as of March 16, 2005, and has been amended and extended from time to time (the “Prior Agreement”).

1. Effectiveness; Relationship to Prior Agreement. This Agreement is contingent upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank, the Company and the Bank, dated as of December     , 2014 (the “Merger Agreement”). This Agreement shall be effective as of the close of business on the business day preceding the Effective Time, as defined in the Merger Agreement (the “Effective Date”). If the Effective Time shall not occur, this Agreement shall be deemed void and of no effect, and the Prior Agreement shall remain in force and effect.

As of the Effective Date, Executive agrees that, to the extent not expressly provided herein, all rights and benefits provided under the Prior Agreement shall be deemed extinguished and cancelled in their entirety. Executive agrees that nothing contained in this Agreement and no payment or benefit made outside of this Agreement is intended to constitute a “substitution,” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), for any right or benefit provided under the Prior Agreement that has been extinguished and cancelled hereunder, and that this Agreement shall be interpreted and construed in a manner consistent with such intent.

2. Employment And Term:

2.1 Position. The Company shall employ and retain Executive as its Executive Vice President and Chief Retail Officer, and the Bank shall retain Executive as its Chief Retail Officer and President of the Albany Region (unless the context clearly indicates the contrary, the Bank and the Company are collectively referred to hereinafter as the “Company”). Executive agrees to be so employed, subject to the terms and conditions set forth herein. Executive’s duties and responsibilities shall be those assigned to her hereunder, from time to time, by the Company’s Chief Executive Officer, and shall include such duties as are the type and nature normally assigned to similar executive officers of a corporation of the size, type and stature of the Company. Executive shall report directly to the Company’s Chief Executive Officer.

2.2 Full Time and Attention. During the Employment Term (defined below), Executive shall devote her full time, attention and energies to the business of the Company and will not, without the prior written consent of the Board, be engaged (whether or not during normal business hours) in any other business or professional activity, whether or not such activities are pursued for gain, profit or other pecuniary advantage. Notwithstanding the foregoing, Executive shall not be prevented from: (a) engaging in any civic or charitable activity for which Executive receives no compensation or other pecuniary advantage, including without limitation serving as an officer and/or director of any community, civic, charitable, service or professional organization; (b) managing her personal affairs and investments in businesses that do not compete with the Company, provided that such activities do not interfere with the responsible performance of Executive’s duties hereunder; or (c) purchasing securities in any corporation whose securities are regularly traded, provided that such purchases will not result in Executive owning beneficially at any time 5% or more of the equity securities of any corporation engaged in a business competitive with that of the Company.

2.3 Term. Executive’s employment hereunder shall commence as of the Effective Date and shall terminate on December 31, 2016 (such period referred to as the “Employment Term”).

Schedule 6.2(f)-B - Page 2

3. Compensation And Benefits:

3.1 Base Compensation. The Company shall pay to Executive an annual salary, not less than her annual base salary in effect as of the Effective Date; such amount shall be prorated and paid in equal installments in accordance with the Company’s regular payroll practices and policies (Executive’s “Base Compensation”). Executive’s Base Compensation shall be reviewed no less often than annually and may be increased or reduced by the Company’s Chief Executive Officer; provided, however, that Executive’s Base Compensation may not be reduced unless such reduction is part of a reduction in pay uniformly applicable to the similarly situated officers of the Company.

3.2 Annual Incentive Bonus. Executive shall be eligible for participation in the short-term bonus arrangement or arrangements maintained by the Company or the Bank, from time to time, for the benefit of similarly situated executive officers (an “Incentive Bonus”) in accordance with it terms and conditions. Executive’s Incentive Bonus may be discretionary or formulaic and subject to the attainment of one or more performance objectives or such other measures as may be determined by the Board.

3.3 Other Benefit Plans. During the Employment Term, Executive shall participate in such plans, policies, and programs as may be maintained, from time to time, by the Company for the benefit of its executive officers or employees, including, without limitation, any short-term or long-term incentive compensation plan, nonqualified deferred compensation or similar executive benefit plan, profit sharing, life insurance, and group medical and other welfare benefit plans. Any such coverages and benefits shall be determined in accordance with the specific terms and conditions of the documents evidencing any such plans, policies, and programs. Nothing herein shall prevent the Company from amending or modifying the terms and conditions of any benefit, contract or arrangement, replacing any such benefit, contract or arrangement or eliminating or terminating any such benefit, contract or arrangement, notwithstanding that such amendment, modification, replacement or elimination may be adverse to Executive.

3.4 Reimbursement of Expenses. The Company shall reimburse Executive for such reasonable expenses as are directly incurred by Executive in carrying out her duties hereunder, consistent with the Company’s standard policies and annual budget. The Company’s obligation to reimburse Executive hereunder shall be contingent upon the presentment by Executive of an itemized accounting of such expenditures in accordance with the Company’s policies; the Company shall not be obligated to pay or reimburse spousal travel or entertainment hereunder, unless consistent with the Company’s standard policies.

3.5 Fringe Benefits. In addition to the foregoing, Executive shall be entitled to the following fringe benefits:

a. Use of a leased or Company-owned motor vehicle, or a cash payment sufficient to compensate Executive for her ownership or lease of such a vehicle, including the cost of maintenance, insurance, repairs and fuel with respect to any such vehicle, such benefit to be provided in the form reasonably determined by the Company.

b. Reimbursement or payment of expenses for dues and capital assessments for country club membership or for other civic club memberships; provided, that if any bond or capital or similar payment made by the Company is repaid to Executive, Executive shall promptly remit to the Company the amount thereof.

c. No less than four weeks of paid vacation each year.

4. Executive’s Termination From Employment.

4.1 Special Definitions. As used herein:

a. “Cause” means that Executive: (i) is convicted of (from which no appeal may be taken), or pleads guilty to, any act of fraud, misappropriation or embezzlement, or any felony; (ii) is engaged in gross or willful misconduct materially damaging to the business of the Company, which, if capable of being cured, is not cured by the Executive within 30 days following her receipt of written notice thereof (it being understood, however,

Schedule 6.2(f)-B - Page 3

that neither conduct pursuant to the Executive’s exercise of good faith business judgment nor unintentional physical damage to any property of the Company by Executive shall be a ground for such a determination); (iii) has been removed and/or permanently prohibited from participating in the conduct of the Bank’s affairs by an order issued under Section 8(e)(4) or (g)(1) of the Federal Deposit Insurance Act, 12 U.S.C. Section 1818(e)(4) and (g)(1); or (iv) failed, without reasonable cause, to follow reasonable written instructions of the Company’s Chief Executive Officer consistent with Executive’s position, and within 30 days written notice from such executive of such failure, Executive fails to cure such failure.

b. “Continuing Health Benefit” means and shall be available hereunder if Executive and/or her dependents timely elect to continue group medical coverage within the meaning of Section 4980B(f)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to a group health plan sponsored by the Company or an affiliate (other than a health flexible spending account under Code Section 125), in which event: (i) the Company shall pay to Executive monthly the amount of the continuation coverage premium for the same type and level of group health plan coverage received by Executive and her electing dependents immediately prior to such termination of Executive’s employment, during the continuation period contemplated under Code Section 4980B; and (ii) thereafter, the Company shall pay to Executive the premium amount for substantially the same type and level of coverage provided during the continuation coverage period under Code Section 4980B, except that such coverage may be provided, in the discretion of the Company, under a group medical plan maintained by the Company for the benefit of its employees or under an individual policy of insurance. Nothing contained herein shall be deemed to require the Company to maintain any type or level of coverage under any group health plan, or to preclude the amendment, substitution, replacement or termination of any type or level of coverage under any group health plan.

c. “Continuing Perquisite Amount” means a dollar amount payable to the Executive in lieu of continuing Executive’s coverage in the Company’s benefit plans and in lieu of continuing to provide Executive with various perquisites following her Termination Date. The Continuing Perquisite Amount shall be calculated as of Executive’s Termination Date and shall be the sum of: (i) the annual premium cost of the welfare plans, such as group life and disability insurance, under which Executive was covered prior to her Termination Date, but expressly excluding the Continuing Health Benefit provided separately above and any voluntary benefits under which Executive may have elected to be covered; (ii) aggregate Company contributions or accruals under any qualified or nonqualified retirement plans made on behalf of the Executive for the calendar year prior to the year in which her Termination Date occurs, excluding for this purpose any voluntary deferrals by Executive that may be characterized as Company contributions under applicable laws; and (iii) the amount of any car allowance or country club dues provided for the benefit of Executive during the calendar year prior to the year in which her Termination Date occurs. The Continuing Perquisite Amount shall be calculated as an annual fixed amount and prorated and paid in accordance with the Company’s regular payroll practices and plans.

d. “Good Reason” means a good faith determination by Executive, in Executive’s sole and absolute judgment, that any one or more of the following events has occurred, without Executive’s express written consent: (i) a reduction by the Company in Executive’s Base Compensation, as the same may be increased from time to time; (ii) a change in the eligibility requirements or performance criteria under any bonus, incentive, compensation, benefit or retirement plan, program or arrangement under which Executive is covered which adversely affects Executive; (iii) the Company requires Executive to be based anywhere other than a job location within the boundaries of Dougherty County, Georgia; (iv) without replacement by a plan providing benefits to Executive equal to or greater than those discontinued, the failure by the Company to continue in effect, within its maximum stated term, any pension, bonus, incentive, retirement, stock ownership, purchase, option, life insurance, health, accident, disability, or any other employee benefit plan, program or arrangement in which Executive is participating; (v) the taking of any action by the Company that would adversely affect Executive’s participation or materially reduce Executive’s benefits under any of such plans unless such action is part of Company-wide reduction in benefits which affects other senior executives in the same fashion as the Executive; or (vi) the taking of any action by the Company that would materially adversely affect the physical conditions under which Executive performs Executive’s employment duties.

Schedule 6.2(f)-B - Page 4

e. “Termination Date” means the date on which Executive’s employment hereunder terminates for any reason.

4.2 Executive’s Termination for Good Reason. Executive may terminate her employment hereunder for Good Reason, with 30 days’ prior written notice to the Board, or such shorter period as may be agreed upon by the Board and Executive, or Executive’s employment may be terminated on account of her death or Disability. Upon Executive’s termination for Good Reason, death or Disability, the Company shall pay or provide to Executive the following amounts or benefits, subject to any delay required under Section 6.15 below:

a. Her Base Compensation accrued but not yet paid as of her Termination Date, any Incentive Bonus for the year prior to the year in which Executive’s Termination Date occurs to the extent not yet paid as of her Termination Date, any benefits or payments required by law to be provided, and any benefits accrued and vested under a separate benefit plan or arrangement maintained by the Company (collectively, Executive’s “Accrued Benefits”).

b. Three years of Executive’s Base Compensation in effect as of the Termination Date (ignoring any decrease in such Base Compensation occurring within four months of such Termination Date), which amount shall be paid over the three-year period following her Termination Date, in accordance with the Company’s regular payroll practices and policies.

c. An amount equal to the average of Executive’s last three annual Incentive Bonuses paid prior to the Termination Date, such amount to be paid annually for three years following her Termination Date, at the time or times Executive’s Incentive Bonus would otherwise be payable (for avoidance of doubt, the parties intend that Executive shall receive three annual payments hereunder.

d. The Continuing Health Benefit and Continuing Perquisite Amount, each to be paid or provided for the three-year period following her Termination Date.

As used herein, the term “Disability” shall have the meaning ascribed to such term under Code Section 409A.

4.3 Company’s Termination Without Cause. The Board may terminate Executive’s employment hereunder, without Cause, with 30 days’ prior written notice to Executive, or such shorter period as may be agreed upon by the Board and Executive. In such event, the Company shall pay or provide to Executive those amounts and benefits described in Section 4.2 hereof, at the time or times prescribed thereunder (subject to any delay required under Section 6.15 below), during the period commencing as of the first day of the calendar month following Executive’s Termination Date and continuing until December 31st of the calendar year that is three whole calendar years following the end of the year in which Executive’s Termination Date occurs, it being understood that Executive shall receive not less than four annual bonus payments under Section 4.2c hereof.

4.4 Company’s Termination for Cause. Executive’s employment hereunder may be terminated by the Board at any time, acting in good faith, on account of Cause. The Board shall provide written notice to Executive, including a description of the specific reasons for the determination of Cause. Executive shall have the opportunity to appear before the Board, or a committee thereof formed for this purpose, with or without legal representation, to present arguments and evidence on her behalf. Following such presentation, or upon Executive’s failure to appear, the Board, or such committee as the case may be, by an affirmative vote of a majority of its members, shall confirm that the actions or inactions of Executive constitute Cause hereunder. In such event, the Company shall pay to Executive her Accrued Benefits and shall have no further obligations hereunder.

4.5 Executive’s Voluntary Termination. In the event Executive voluntarily terminates her employment without Good Reason, the Company shall pay to Executive her Accrued Benefits and shall have no further obligations hereunder.

Schedule 6.2(f)-B - Page 5

4.6 Expiration of Employment Term. Upon the expiration of Executive’s Employment Term, Executive’s employment hereunder shall cease, this Agreement shall be deemed terminated, and the Company shall pay to Executive the amounts and benefits described in Section 4.2 hereof; provided that Executive shall execute and timely deliver a wavier and release of claims in favor of the Company, in form and substance reasonably satisfactory to the Company.

5. Executive’s Covenants:

5.1 Consideration for Covenants. Executive acknowledges that the execution of this Agreement and the payments described herein constitute consideration for the covenants set forth in this Section 5, the adequacy of which is hereby expressly acknowledged by Executive.

5.2 Confidential Information. Executive shall not divulge, furnish or use, whether directly or indirectly, any Trade Secret or Confidential Information, except in the ordinary course of providing services hereunder, to a duly authorized officer of a Protected Entity (as defined below) or as may be required by legal process. For this purpose:

a. “Trade Secret” is as defined in § 10-1-761 of the Official Code of Georgia Annotated.

b. “Confidential Information” means confidential, proprietary, non-public information concerning the Company, the Bank and their affiliates (the “Protected Entities”), whether or not a Trade Secret, which includes, without limitation: (i) books, records and policies relating to operations, finance, accounting, personnel and management of Protected Entities; (ii) information related to any business entered into by the Protected Entities; (iii) credit policies and practices, databases, customer lists, information obtained on competitors, and tactics; (iv) various other non-public trade or business information, including business opportunities and strategies, marketing, acquisition or business diversification plans, methods and processes and work product of the Protected Entities; and (v) selling and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, deposits, loan or lease accounts or other accounts relating to consumer products and services of the Protected Entities. No item of information shall be considered Confidential Information hereunder if it is generally known to the public, except as a result of a breach by Executive hereunder.

c. The covenant contained herein shall apply during the Employment Term and the four–year period thereafter.

5.3 Non-Solicitation and Non-Competition. Executive shall not, directly or indirectly: (a) provide banking or bank-related services to, or solicit the banking or bank-related business of, any customer of the Protected Entities in any city, town, borough, township, village or other place in which Executive performed services for the Protected Entities; (b) assist any actual or potential competitor of the Protected Entities to provide banking or bank-related services to, or solicit any such customer’s banking or bank-related business in any such place; or (c) whether as principal, agent, or trustee, or through the agency of any corporation, partnership, trade association, agent or agency, engage in any banking or bank-related business or venture which competes with the business of the Protected Entities as conducted during the Employment Term within a radius of 50 miles of the main office of the Bank. For this purpose:

a. The covenant contained herein shall be applicable during the Employment Term and, if Executive is involuntarily terminated on account of Cause, during the two-year period thereafter.

b. If Executive is involuntarily terminated by the Company without Cause or Executive terminates her employment before the expiration of the Employment Term, and she thereafter breaches the covenant contained herein, the Company may immediately cease, and shall not be required to continue, any payment or benefit otherwise due under Section 4 hereof, except Executive’s Accrued Benefits.

5.4 Company’s Property. Upon termination or Executive’s termination of employment hereunder for any reason, Executive or her estate shall promptly return to the Company all of the property of the Company,

Schedule 6.2(f)-B - Page 6

including, without limitation, automobiles, equipment, computers, fax machines, portable telephones, printers, software, credit cards, manuals, customer lists, financial data, letters, notes, notebooks, reports and copies of any of the above and any Confidential Information or Trade Secret that is in the possession or under the control of Executive, regardless of the form in which it is maintained.

5.5 Reformation. The parties agree that each of the prohibitions set forth herein is intended to constitute a separate restriction. Accordingly, should any such prohibition be declared invalid or unenforceable, such prohibition shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing restrictions is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the restrictions or covenants set forth in this Agreement are unreasonable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be reformed to the extent necessary to permit such enforcement.

5.6 Remedies. In the event of a breach or threatened breach by Executive of the provisions of Section 5 hereof, Executive agrees that the Company shall be entitled to a temporary restraining order or a preliminary injunction (without the necessity of posting bond in connection therewith). Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, whether in law or equity, including the recovery of damages from Executive.

6. Miscellaneous:

6.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

6.2 Excess Parachute Payments. Notwithstanding any provision of this Agreement to the contrary if the aggregate of all payments and benefits to Executive hereunder, including any payment or benefit provided to Executive under a separate plan or arrangement (collectively, the “Aggregate Payments”) would result in any payment being deemed to constitute a “parachute payment” within the meaning of Code Section 280G, such payments shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of such payments and benefits, as so reduced, is deemed to constitute an excess parachute payment; provided that the amount of such reduction shall be less than $50,000. If the amount such reduction would equal or exceed $50,000, then no such reduction shall occur, the Executive shall be entitled to all such Aggregate Payments, and the Company shall pay to Executive a Gross-Up Payment. For this purpose:

a. The “Gross-Up Payment” shall mean an amount that is sufficient to pay, in its entirety, any excise tax imposed on the Aggregate Payments (including the Gross-Up Payment) pursuant to Code Section 4999, or any successor provision thereto, any tax imposed by any comparable provision of state law, and any applicable federal, state, or local income tax.

b. The determination of whether any reduction in the Aggregate Payments is required and the amount of such reduction and amount of the Gross-Up Payment, if any, shall be made at the expense of the Company and by the Company’s independent accountants or another independent accountant agreed upon by Executive and the Company.

c. In the event that any portion of the Aggregate Payments is required to be reduced hereunder, then the reduction shall occur in the following order: (i) reduction of Continuing Perquisite Amount described in Section 4.1d; (ii) reduction of continued Incentive Bonus payments described in Section 4.1c; and (iii) reduction of continued Base Compensation payments described in Section 4.1b. Within any of the foregoing categories, a reduction shall occur first with respect to amounts that are not deemed to constitute a “deferral of compensation” within the meaning of and subject to Code Section 409A (“Nonqualified Deferred Compensation”) and then with

Schedule 6.2(f)-B - Page 7

respect to amounts that are treated as Nonqualified Deferred Compensation, with such reduction being applied in each case to the payments in the reverse order in which they would otherwise be made, that is, later payments shall be reduced before earlier payments.

d. If the Company is obligated to make a Gross-Up Payment hereunder, it will be paid to Executive, or remitted by the Company to the appropriate tax authorities to the extent subject to withholding, in the form of a single-sum payment on the date that the excise tax is due (through withholding or otherwise), but subject in each case to any six-month delay applicable under Code Section 409A.

6.3 Enforcement of This Agreement. In addition to the Company’s equitable remedies provided under Section 5.6 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Company. Except as provided in Section 6.4 hereof, each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, except that unless otherwise paid by the Company in accordance with such section, the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Albany, Georgia.

6.4 Attorneys’ Fees. In the event any dispute in connection with this Agreement arises with respect to obligations of Executive or the Company, as the case may be, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees, court costs, and all expenses incurred in that action or proceeding, even if not taxable as court costs, plus in each case interest at the Applicable Federal Rate, in addition to any other relief to which such party may be entitled.

6.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

6.6 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in its entirety any prior agreements between Executive and the Company concerning the subject covered by this Agreement, including the Prior Agreement.

6.7 Amendments. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

6.8 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

Schedule 6.2(f)-B - Page 8

6.9 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by electronic mail to the addresses described below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	Carol W. Slappey
Most Recent Address on File with the Company

If to the Company:	Heritage Financial Group, Inc.
Post Office Box 50728
Albany, GA 31701-0728
Attention: Chairman, Board of Directors

or to such other addresses as a party may designate by notice to the other party.

6.10 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by her without the prior written consent of the Company. This Agreement will inure to the benefit of and be binding upon the Company, its successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined.

This Agreement will inure to the benefit of and be binding upon Executive, her heirs, estate, legatees and legal representatives. Any payment due to Executive hereunder shall be paid to her surviving spouse after her death, or if Executive is not survived by a spouse, to her estate.

6.11 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

6.12 Withholding. As a condition of the provision of any payment or benefit hereunder, the Company shall withhold any federal, state or local taxes or contributions required to be withheld.

6.13 Expiration; Termination; Survival. This Agreement shall expire and be terminated as of the expiration of the Employment Term, or as of Executive’s Termination Date, if earlier. Notwithstanding anything herein to the contrary, the obligations of Executive under Section 5 hereof, the obligation of the Company to make any payment due and payable under Section 4 or Section 6.2 hereunder, and the remedies and enforcement provided herein shall remain operative and in full force and effect, regardless of the expiration or termination of this Agreement.

6.14 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

6.15 Code Section 409A. The parties intend that this Agreement shall be interpreted and construed in a manner consistent with the applicable provisions of Code Section 409A, including any regulations or other guidance promulgated thereunder. For purposes thereof: (a) each payment under this Agreement shall be treated as a separate payment; (b) the exclusions for short-term deferrals and payments on account of involuntary termination of employment shall be applied to the fullest extent applicable; (c) payments to be made upon a termination of employment that are deemed to constitute deferred compensation within the meaning of Code

Schedule 6.2(f)-B - Page 9

Section 409A shall be made upon Executive’s “separation from service” as determined thereunder; (d) any reference herein to the termination of Executive’s employment or to Executive’s Termination Date or words of similar import shall mean and be deemed to refer to the date of her “separation from service” within the meaning of Code Section 409A; and (e) if Executive is a “specified employee” within the meaning of Code Section 409A, payments that are deemed to constitute deferred compensation within the meaning of Code Section 409A and that are payable on account of Executive’s separation from service, shall be delayed for six months as required under Code Section 409A, and shall be made when first permitted, without liability for interest or loss of investment opportunity thereon. All reimbursements and in-kind payments hereunder that constitute deferred compensation within the meaning of Code Section 409A shall be made or provide in accordance with the requirements of such section.

6.16 No Presumption. The language in all parts of this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party. In drafting this Agreement, Executive has been fully represented by counsel of Executive’s choosing, and the terms of this Agreement have been fully negotiated by the parties hereto. The parties agree that, in the event of any ambiguity, this Agreement should not be construed against the Company as a result of being drafted by counsel for the Company.

6.17 No Effect on Other Benefits. Nothing contained herein shall be deemed to modify any right or benefit to which Executive may be entitled under the terms of any grant or award made to Executive under the Company’s 2011 Equity Incentive Plan, or 2006 Equity Incentive Plan, as the case may be, which shall be subject to and administered in accordance with their respective terms.

THIS EXECUTIVE EMPLOYMENT AGREEMENT is executed in multiple counterparts as of the dates set forth below, each of which shall be deemed an original, to be effective as provided herein.

HERITAGE FINANCIAL GROUP, INC.	EXECUTIVE

By:

Its:	Date:

Date:

Schedule 6.2(f)-B - Page 10

SCHEDULE 6.2(f)-C

ASSUMPTION AGREEMENT – O. LEONARD DORMINEY

Schedule 6.2(f)-C - Page 1

RENASANT CORPORATION

ASSUMPTION AGREEMENT

(O. LEONARD DORMINEY)

THIS ASSUMPTION AGREEMENT (the “Agreement”) is made and entered into by and between Renasant Corporation, a corporation organized and existing under the laws of the state of Mississippi (the “Company”) and Renasant Bank, a financial institution with its principal place of business in Tupelo, Mississippi (the “Bank”), and O. Leonard Dorminey (the “Executive”), to be effective as of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger by and among the Company, Renasant Bank, Heritage Financial Group, Inc., (“Heritage”) and Heritagebank of the South (“Heritagebank”), dated as of December     , 2014 (the “Merger Agreement;” the date on which the consummation of such transactions occur, the “Closing Date”).

1. Recitals: This Agreement is made in consideration of the following:

a. Pursuant to the Merger Agreement, Heritage will be merged with and into the Company, and Heritagebank of the South will be merged with and into the Bank, with the Company and the Bank as the sole surviving entities.

b. Executive is a party to that certain Executive Employment Agreement with Heritage, executed as of December     , 2014 (the “Existing Employment Agreement”), which agreement is intended to be binding upon and inure to the benefit of any successor or assignee of Heritage.

c. The Bank now intends to assume the Existing Employment Agreement, subject to the terms and conditions set forth herein.

2. Effectiveness: This Agreement shall be effective as of the Closing Date; in the event the Closing Date does not occur, this Agreement shall be deemed void and of no effect.

3. Assumption: The Bank shall assume the Existing Employment Agreement as of the Closing Date and shall administer such agreement in accordance with its terms, which shall be deemed incorporated herein by this reference, including those provisions requiring the arbitration of disputes thereunder; provided that such agreement shall be deemed amended as set forth below:

a. Notwithstanding any provision of the Existing Employment Agreement to the contrary, Executive’s title shall be Regional President; Executive shall report to the Chief Executive Officer of the Bank.

b. In lieu of the annual incentive bonus described in Section 3.2 of the Existing Employment Agreement, Executive shall participate in the Performance Based Awards Plan maintained by the Bank, or similar arrangement maintained by the Company or the Bank, on terms and conditions substantially similar to similarly situated officers of the Bank or the Company.

c. Notwithstanding any provision of the Existing Employment Agreement to the contrary, Executive shall be provided a monthly car allowance in the amount of $1,000, as Executive’s exclusive form of transportation benefit, other than the reimbursement of mileage under the Bank’s standard business expense reimbursement policies and practices.

d. In lieu of those covenants set forth in Section 5 of the Existing Employment Agreement, Executive shall execute and be bound by those covenants and agreements set forth in the Business Protection Agreement, substantially in the form attached hereto as Exhibit A.

e. Notwithstanding Section 3.3 of the Existing Employment Agreement to the contrary, Executive shall not be eligible to participate in any severance plan applicable to officers or employees of the Company and the Bank.

f. Any notice to the attention of the Company shall be made to Renasant Bank, 209 Troy Street, Tupelo, MS 38804, Attention Chief Executive Officer.

Schedule 6.2(f)-C - Page 2

g. The continuing Incentive Bonus payable to Executive under Section [__] of the Existing Employment Agreement shall be an amount not less than 40% of Executive’s Base Compensation (as defined therein), determined as of the Closing Date.

4. Inducement Award: As an inducement to Executive’s employment hereunder, as of the first business day following the Closing Date, the Company shall award to Executive 35,000 shares of the Company’s $5.00 par value per share common stock, substantially in the form attached hereto as Exhibit B and provided that Executive is in good standing and has commenced his employment with Renasant Bank as of such date. Executive acknowledges that such award is in lieu of, and not in addition to, any award of equity compensation under the Company’s 2010 Long-Term Incentive Compensation Plan, as the same may be amended, restated or replaced from time to time.

5. Change in Control Agreement: In further consideration of Executive’s services to be performed for the benefit of the Company and the Bank, as of the Closing Date, the Company and Executive shall enter into a “Change in Control Agreement,” substantially in the form attached hereto as Exhibit C.

6. Executive’s Waiver: Executive agrees that neither he nor his heirs, assigns or beneficiaries shall possess any right, claim or entitlement to any compensation, benefit or other payment, under the Existing Employment Agreement, or that certain superseded Executive Employment Agreement by and between Executive and Heritage and Heritagebank initially effective as of March 16, 2005, solely on account of the consummation of the transactions contemplated under the Merger Agreement, including the assumption of the Existing Employment Agreement as provided herein. Executive further agrees that nothing contained herein shall be deemed to constitute “Good Reason” as defined in the Existing Employment Agreement. This waiver is not intended to, and does not, waive any rights, compensation or benefits to which he Executive is entitled, or may become entitled, under the Existing Employment Agreement (including without limitation rights under Section 6.2 of the Existing Employment Agreement), under the Merger Agreement or under any other plan, program or agreement, except as expressly provided herein.

7. Executive’s Inducement: As an inducement to enter into this Agreement, Executive agrees that if his benefits accrued under the tax-qualified defined benefit plan initially established and maintained by Heritage or Heritagebank are subject to distribution during the 24-month period following the Closing Date on account of the termination of such plan, he shall use his best efforts to request distribution in the form of an immediate single-sum payment, to the extent such form of payment is offered in connection with such termination.

8. Entire Agreement; Amendment: This Agreement and the other documents referred to herein contain the entire understanding of the parties hereto with respect to the subject matter contained herein. Such agreements and documents shall supersede all prior agreements and understandings between the parties with respect to such subject matter and shall supersede all previous negotiations, commitments and writings. The parties may not amend, modify or supplement this Agreement, including the Exhibits referenced herein, except in a writing signed by all parties hereto.

9. Execution: This Agreement may be executed in any number of separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Facsimile or “PDF” transmissions of any executed original document and/or retransmission of any executed facsimile or “PDF” transmission shall be deemed to be the same as the delivery of an executed original.

Schedule 6.2(f)-C - Page 3

THIS ASSUMPTION AGREEMENT has been executed as provided below to be effective as set forth herein.

Renasant Bank:	Executive:

By:

Its:	Chief Executive Officer	O. Leonard Dorminey

Date:	Date:

Renasant Corporation, for the limited purposes set forth herein:

By:

Its:	Chief Executive Officer

Date:

Schedule 6.2(f)-C - Page 4

RENASANT CORPORATION

BUSINESS PROTECTION AGREEMENT

THIS BUSINESS PROTECTION AGREEMENT (the “Agreement”) is made and entered into by Renasant Corporation (the “Company”) and O. Leonard Dorminey ( “Executive”). As used herein, the term “Company” shall be deemed to include the Company, Renasant Bank and any one or more subsidiaries or other entities with respect to which the Company owns (within the meaning of Section 425(f) of the Internal Revenue Code of 1986, as amended) 50% or more of the total combined voting power of all classes of stock or other equity interests.

1 Consideration; Effectiveness. This Agreement is made in consideration of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger by and between the Company, including Renasant Bank, and Heritage Financial Group, Inc. and Heritagebank of the South (the “Legacy Companies”; the “Merger Agreement”), and the execution of that certain Assumption Agreement by and between Executive and the Company dated the date hereof (the “Assumption Agreement”), the sufficiency of which is hereby acknowledged. This Agreement is to be effective as of the consummation of the transactions contemplated under the Merger Agreement; if such transactions shall not be consummated as provided therein, this Agreement shall be void and of no effect.

2. Confidential Information. Executive recognizes and acknowledges that during the term of his employment with the Company, he will have access to the Company’s Confidential Information and Trade Secrets (as defined below). Executive agrees that he will not at any time, either during the term of his employment with the Company, or at any time thereafter, make any independent use of, or disclose to any person or organization, any Confidential Information or Trade Secret, except: (a) as may be expressly authorized by the Chief Executive Officer of the Company; (b) in the ordinary course of Executive’s employment with the Company; (c) as may be required by law or legal process; or (d) to the extent any such information becomes generally known to the public, other than on account of a breach of this Agreement by Executive. As used herein:

a. The term “Confidential Information” means, regardless of the form in which maintained and whether or not a Trade Secret under applicable law, confidential, proprietary, non-public information concerning the Company, including the Legacy Companies, including, without limitation: (a) books, records and policies relating to operations, finance, accounting, personnel and management; (b) information related to any business entered into by the Company; (c) credit policies and practices, databases, customer and prospective customer lists, depositor and prospective depositor lists, and information obtained on competitors and tactics; (d) various other non-public trade or business information, including business opportunities and expansion or acquisition strategies, marketing, business diversification plans, methods and processes; and (e) retail marketing and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, loan or lease accounts, other accounts relating to consumer products and services and depository arrangements.

b. The term “Trade Secret” shall have the meaning ascribed to it in § 10-1-761 of the Official Code of Georgia Annotated.

3. Non-Solicitation. Executive agrees that during the two-year period commencing on the date that Executive’s employment with the Company ceases for any reason (such date, the “Termination Date”; such period, the “Restricted Period”), he shall not, directly or indirectly, for his own benefit or on behalf of or to the benefit of another or to the Company’s detriment:

a. Solicit, hire or offer to hire, or participate in the hiring of, any of the Company’s officers, employees or agents;

b. Persuade, or attempt to persuade, in any manner any officer, employee or agent of the Company to interrupt or discontinue any business relationship with the Company; or

Schedule 6.2(f)-C - Page 5

c. Solicit or divert, or attempt to solicit or divert, any customer or depositor of the Company, including any prospective or potential customer or depositor of the Company with respect to which: (i) the Company has expended material efforts to solicit before the Termination Date, and (ii) Executive has participated in such solicitation or knows, or should know, of such solicitation.

4. Non-Competition. The Executive agrees that during the Restricted Period he shall not, whether as an employee, officer, director, shareholder, owner, member, partner, joint venturer, independent contractor, consultant or in any other capacity, engage, directly or indirectly, in the Banking Business in the Restricted Area. For this purpose, the term “Banking Business” shall mean the management and/or operation of a retail bank or other financial institution, securities brokerage, or insurance agency or brokerage; the term “Restricted Area” shall mean within the 50-mile radius of any geographic location in which the Company has a substantial office or branch location on the Termination Date.

5. Business Reputation. Executive agrees that during his employment with the Company and at all times thereafter, he shall refrain from making or publishing any adverse, untrue or misleading statement which has, or may reasonably be anticipated to have, the effect of demeaning the name or business reputation of the Company, except as may be required by law or legal process.

6. Reformation. The parties agree that each of the covenants set forth herein is intended to constitute a separate restriction. Should any such covenant be declared invalid or unenforceable, such covenant shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing covenants is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the covenants set forth herein are unreasonable or otherwise unenforceable, then it is the intention of the parties that such covenant shall be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be deemed reformed to the extent necessary to permit such enforcement.

7. Remedies. In the event of a breach or threatened breach by Executive of the provisions of this Agreement, Executive agrees that the Company shall be entitled to obtain a temporary restraining order or a preliminary injunction, without the necessity of posting bond in connection therewith. Executive further agrees that upon the issuance of a temporary restraining order, the Company may, in its discretion, suspend any additional payments or benefits due to Executive or his dependents under the Assumption Agreement; provided that such payments shall be resumed when the Company reasonably determines that such breach or threatened breach has been corrected or cured (to the extent that such breach is susceptible of correction or cure).

The Company shall provide to Executive written notice of the events giving rise to Executive’s breach or threatened breach of the provisions of this Agreement, including a statement as to whether the Company reasonably believes that such breach or threatened breach is susceptible of cure, at least two business days before seeking a temporary restraining order hereunder. Thereafter, Executive may correct such breach or threatened breach to the reasonable satisfaction of the Company; provided that if Executive fails to correct such breach or threatened breach within such two-day period, nothing contained herein shall preclude or delay the Company’s ability to seek a temporary restraining order hereunder.

Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, whether in law or equity.

8. General:

a. In addition to the Company’s equitable remedies provided under paragraph 7 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”).

Schedule 6.2(f)-C - Page 6

Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Company. Each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, and the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision, including a judicial proceeding to enforce this provision, will be in Albany, Georgia.

b. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in its entirety any prior agreements between Executive and the Company or the Legacy Companies concerning the subject covered by this Agreement.

c. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

d. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

e. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand, (ii) sent by electronic mail to the addresses described below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	O. Leonard Dorminey
Most Recent Address on File with the Company

If to the Company:	Renasant Corporation
209 Troy Street
Tupelo, MS 38804
Attention: Chief Executive Officer

or to such other addresses as a party may designate by notice to the other party.

f. This Agreement will inure to the benefit of, and be binding upon the Company, its successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. This Agreement will be binding upon Executive, his heirs, estate, legatees and legal representatives.

g. Notwithstanding anything contained herein or in the Assumption Agreement to the contrary, the obligations of Executive hereunder, and the remedies and enforcement provided herein, shall remain operative and in full force and effect, regardless of the occurrence of Executive’s Termination Date or the expiration, termination or cancellation of the Assumption Agreement.

h. The failure of the Company to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

Schedule 6.2(f)-C - Page 7

i. The language in all parts of this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party. In drafting this Agreement, Executive has been fully represented by counsel of Executive’s choosing, and the terms of this Agreement have been fully negotiated by the parties hereto. The parties agree that, in the event of any ambiguity, this Agreement should not be construed against the Company as a result of being drafted by counsel for the Company.

j. This Agreement may be executed in any number of separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Facsimile or “PDF” transmissions of any executed original document and/or retransmission of any executed facsimile or “PDF” transmission shall be deemed to be the same as the delivery of an executed original.

THIS BUSINESS PROTECTION AGREEMENT has been executed as provided below, to be effective as set forth herein.

EXECUTIVE:	RENASANT CORPORATION:

O. Leonard Dorminey	Its: Chief Executive Officer

Date:	Date:

Schedule 6.2(f)-C - Page 8

RENASANT CORPORATION

NOTICE OF RESTRICTED STOCK AWARD

Name: O. Leonard Dorminey

Number of Shares Awarded: 35,000

The Board of Directors of Renasant Corporation (the “Board”; the “Company”) has awarded to you the number of shares of the Company’s common stock, $5.00 par value per share (“Common Stock”), designated above (your “Award”). Your Award is subject to the terms and conditions set forth in this Notice.

1. Purpose and Status of Award. This Award is intended to induce your employment with the Company and to act as a retention incentive to remain employed with the Company. This Award shall be effective (the “Effective Date”) as of                     , 2015, or the date thereafter on which you first perform services for the Company or one of its subsidiaries or affiliates. If and to the extent you do not perform services for the Company or one of its subsidiaries or affiliates, this Award shall be void and of no effect.

2. Limitations and Restrictions. During the Service Period (as defined below), your Award cannot be sold, assigned, transferred, pledged, mortgaged, hypothecated, or otherwise disposed of, whether voluntarily, by operation of law or otherwise (the “Restrictions”). During such period, your Award will be maintained by the Company in book entry form, and you may be asked to deliver to the Company stock powers endorsed in blank as a condition of your Award. As and when the Service Period is complete and the Restrictions lapse, the Company will settle your Award by transferring to you the applicable number of shares of Common Stock. Your Award may be settled in the form of certificated shares or by means of book entry, in the Company’s discretion.

For this purpose, the term “Service Period” refers to the period during which your Award is subject to the Restrictions. The Service Period begins on the Effective Date and remains in effect through December 31, 2018, as follows:

a. The Restrictions shall lapse and the Service Period shall be deemed complete as to one-fourth of the shares awarded hereunder as of December 31, 2015 (the “Vesting Anniversary”), provided that you have remained continuously employed by the Company or a subsidiary or affiliate thereof and are then in good standing (the “Vesting Conditions”); and

b. The Restrictions shall lapse and the Service Period shall be deemed complete as to an additional one-fourth of the shares awarded hereunder on each anniversary of the Vesting Anniversary thereafter, such that the Restrictions shall lapse and the Service Period shall be deemed complete for the final one-fourth of the shares as of December 31, 2018, provided that you are in compliance with the Vesting Conditions on each such date.

3. Shareholder Rights. During the Service Period, you are entitled to the rights of a shareholder with respect to the number of shares of Common Stock subject to your Award, including the right to vote the shares and to receive cash dividends if, as and when declared by the Board.

4. Termination of Employment:

a. If your employment is involuntarily terminated for Cause before the Service Period is complete and the Restrictions lapse, your Award, to the extent then subject to the Restrictions, will be forfeited to and cancelled by the Company. For this purpose, the term “Cause” shall have the meaning ascribed to it in the employment agreement between you and the Company.

b. If your employment is involuntarily terminated without Cause before the Service Period is complete, your Award will vest in its entirety, the Restrictions will lapse, and shares of Common Stock previously subject to the Restrictions will be immediately transferred to you.

c. If your employment ends before the completion of the Service Period on account of your death or Disability, your Award will vest in its entirety, the Restrictions will lapse, and shares of Common Stock

Schedule 6.2(f)-C - Page 9

previously subject to the Restrictions will be immediately transferred to you (or upon your death, to your beneficiary, or if none, to your estate). For this purpose, the term “Disability” shall have the meaning ascribed to it in the Company’s 2010 Long-Term Incentive Compensation Plan, as the same may be amended, superseded or replaced from time to time (the “Incentive Plan”).

5. Change in Control. If a Change in Control is consummated during the Service Period, your Award will vest, in its entirety, the Restrictions shall lapse, and shares of Common Stock will be transferred to you free of the Restrictions. For this purpose, the term “Change in Control” shall have the meaning ascribed to it in the Incentive Plan.

6. Taxes. The fair market value of the number of shares of Common Stock with respect to which the Restrictions lapse, from time to time, will be treated as compensation, reported by the Company on IRS Form W-2, and will be subject to withholding for applicable income and employment taxes. Unless you otherwise provide, the Company will determine the amount of your withholding and satisfy this obligation by “netting” from your Award shares of Common Stock with a fair market value equal to your withholding obligation. The Company calculates withholding at the supplemental wage rate and the highest applicable marginal state income tax rate.

7. No Assignment. During the Service Period, your Award shall not be subject in any manner to sale, transfer, pledge, assignment or other encumbrance or disposition, whether by operation of law or otherwise, and whether voluntarily or involuntarily, except by will or the laws of descent and distribution. In the event of a purported assignment, transfer or division on account of the division of your community property or the dissolution of your marriage, the portion of your Award purportedly subject to such assignment, transfer or division will be forfeited and cancelled, without the requirement of notice or the payment of compensation.

8. Additional Requirements. Common Stock issued hereunder has not be registered under the Securities Exchange Act of 1933, as amended. If shares of Common Stock acquired hereunder are certificated, such certificates may bear legends as the Company deems appropriate to comply with applicable Federal or state securities laws. Prior to the issuance of such shares, you may be required to deliver to the Company such other documents as may be reasonably required to ensure compliance with applicable Federal or state securities laws.

9. Amendment. The Board, in its discretion and without your consent, may amend or modify your Award, except that any amendment that materially diminishes your Award can be effective only with your prior written consent.

10. No Continued Employment. Your Award is not a promise of your continued employment with the Company or any subsidiary or affiliate, nor does it otherwise modify your employment status.

11. Governing Law. Your Award hereunder shall be governed by the laws of the State of Mississippi, without regard to the conflicts of law provisions thereof.

12. Binding Effect. Your Award shall be binding upon and inure to the benefit of the Company, including its successors and assigns. The Company shall require any successor or assign to expressly assume such Award in the same manner and to the same extent that the Company would be required to perform if no such succession or assignment had taken place. To the extent expressly provided herein, your Award shall inure to the benefit of your beneficiaries and successors; your obligations hereunder shall further be binding upon such parties.

13. Entire Agreement. This Award, including any additional documents necessary to effect the terms and conditions hereof, constitutes the entire understanding and agreement among the parties hereto, and there are no other agreements, understandings, restrictions, representations or warranties among the parties, other than those set forth herein.

14. Administration. All matters of administration arising with respect to your Award shall be determined by the Compensation Committee of the Board, in its discretion, including the resolution of any ambiguity or the

Schedule 6.2(f)-C - Page 10

provision of any omitted term or condition. Any determination by the Board need not be uniform as among similarly situated officers and employees and shall be final and binding upon you and your representatives, heirs, beneficiaries and assigns.

15. Dilution. Upon the consummation of a merger, consolidation or reorganization of the Company with another entity there shall be substituted for each of the shares of Common Stock then subject to your Award the number and kind of shares of stock or other securities to which the holders of Common Stock are entitled in such transaction. In the event of any recapitalization, stock dividend, stock split or reverse stock split, combination of shares or other change in the number of shares of Common Stock then outstanding for which the Company does not receive consideration, the number of shares of Common Stock then subject to your Award shall be adjusted in proportion to the change in outstanding shares of Common Stock resulting from such reorganization, dividend or split.

16. Compliance with Section 409A. This Award and the common Stock issued hereunder are intended to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) as stock rights or short-term deferrals and, accordingly, this Notice and Award shall be construed and administered to preserve such exemption (including with respect to the time of payment following a lapse of Restrictions applicable to the Award). To the extent that Section 409A is determined to apply to the Award (notwithstanding the preceding sentence), then this Notice shall be construed and administered to comply with Section 409A, including, if necessary, by delaying the payment of any shares of Common Stock payable upon your separation from service, if you are a “specified employee” (as defined in Section 409A at such time, for a period of six months and one day after your separation from service.

RENASANT CORPORATION

E. Robinson McGraw, Chief Executive Officer

Attachments:

Acknowledgement and Agreement

Schedule 6.2(f)-C - Page 11

RENASANT CORPORATION

RESTRICTED STOCK AWARD

ACKNOWLEDGMENT AND AGREEMENT

O. LEONARD DORMINEY

I understand that the settlement of my Award is subject to the terms and conditions described in the Notice and any limitations applicable under Federal or state securities laws. I understand that neither my Award, nor the shares of Common Stock underlying my Award, has been registered under the Securities Act of 1933, as amended, that shares of Common Stock issued hereunder are subject to limitations on sale, assignment, or other types of transfer or disposition, and that Common Stock issued to me may be legended to reflect such restrictions. I acknowledge that no officer of the Company or the Board shall be liable for any action or determination taken in good faith with respect to the Award.

O. Leonard Dorminey
Date:

Deliver to: Renasant Corporation Attn: Sherry McCarty 209 Troy Street Tupelo, MS 38804

Schedule 6.2(f)-C - Page 12

RENASANT CORPORATION

CHANGE IN CONTROL AGREEMENT

THIS CHANGE IN CONTROL AGREEMENT (the “Agreement”) is made and entered into by and between O. Leonard Dorminey (“Executive”) and Renasant Corporation, a corporation organized and existing under the laws of the state of Mississippi (the “Company”).

1. Definitions:

1.1 “Affiliate” means one or more subsidiaries or other entities with respect to which the Company owns (within the meaning of Section 425(f) of the Internal Revenue Code of 1986, as amended (the “Code”)) 50% or more of the total combined voting power of all classes of stock or other equity interests.

1.2 “Base Compensation” means Executive’s annualized base salary determined as of the last day of the calendar year preceding the year in which a Change in Control is consummated.

1.3 “Board” means the Board of Directors of the Company.

1.4 “Change In Control” means and shall be deemed to occur upon the consummation of a Change in Equity Ownership, a Change in Effective Control, a Change in the Ownership of Assets or a Change by Merger. For this purpose:

a.	A “Change in Equity Ownership” means that a person or group acquires, directly or indirectly in accordance with Code Section 318, more than 50% of the aggregate fair market value or voting power of the capital stock of the Company, including for this purpose capital stock previously acquired by such person or group; provided, however, that a change in Equity Ownership shall not be deemed to occur hereunder if, at the time of any such acquisition, such person or group owns more than 50% of the aggregate fair market value or voting power of the Company’s capital stock.

b.	A “Change in Effective Control” means that: (i) a person or group acquires (or has acquired during the immediately preceding 12-month period ending on the date of the most recent acquisition by such person or group), directly or indirectly in accordance with Code Section 318, ownership of the capital stock of the Company possessing 35% or more of the total voting power of the Company; or (ii) a majority of the members of the Board of Directors of the Company is replaced during any 12-month period, whether by appointment or election, without endorsement by a majority of the members of the Board prior to the date of such appointment or election.

c.	A “Change in the Ownership of Assets” means that any person or group acquires (or has acquired in a series of transactions during the immediately preceding 12-month period ending on the date of the most recent acquisition) all or substantially all of the assets of the Company.

d.	A “Change by Merger” means that the Company shall consummate a merger or consolidation or similar transaction with another corporation or entity, unless as a result of such transaction, more than 50% of the then outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by the former shareholders of the Company, and the voting securities of the surviving or resulting corporation or entity are owned in substantially the same proportion as the common stock of the Company was beneficially owned before such transaction.

The Board shall promptly certify to Executive whether a Change in Control has occurred hereunder, which certification shall not be unreasonably withheld.

1.5 “Code” means the Internal Revenue Code of 1986, as amended.

1.6 “Employment Agreement” means that certain Executive Employment Agreement by and between Heritage Financial Group, Inc., dated as of                     , 2015, as the same was assumed and amended by the Company, and Renasant Bank, an Affiliate of the Company, effective as of                     , 2015, and as the same may be further amended from time to time.

Schedule 6.2(f)-C - Page 13

1.7 “Good Reason” means that in connection with a Change in Control: (a) Executive’s Base Compensation is materially diminished; (b) Executive’s authority, duties or responsibilities are materially diminished from those performed by Executive prior to the Change in Control; or (c) there is a material change in the office or business location at which Executive is required to perform services, but in no event less than a change outside the 30-mile radius of the location to which he was assigned prior to the Change in Control. No event or condition described in this Section 1.7 shall constitute Good Reason unless: (a) Executive provides to the Company’s Chief Executive Officer notice of his objection to such event or condition not more 60 days after Executive first learns or should have learned of such event, which notice shall be delivered in writing; (y) such event or condition is not promptly corrected by the Company, but in no event later than 30 days after receipt of such notice; and (z) Executive resigns his employment with the Company and its Affiliates not more than 60 days following the expiration of the 30-day period described in subparagraph (y) hereof.

1.8 “Incentive Bonus” means the amount paid or payable to Executive under the Company’s Performance Based Rewards Plan or similar short term cash bonus arrangement.

1.9 “Termination of employment,” “separation from service,” and words of similar import used herein shall mean the later of the date on which: (a) Executive’s employment with the Company and its Affiliates ceases; or (b) the Company and such Executive reasonably anticipate that Executive will perform no further services for the Company and its Affiliates, whether as a common law employee or independent contractor. Notwithstanding the foregoing, Executive may be deemed to incur a separation from service hereunder if he continues to provide services to the Company or an Affiliate, provided such services are not more than 20% of the average level of services performed, whether as an employee or independent contractor, during the immediately preceding 36-month period.

2. Change in Control Benefits:

2.1 Separation From Service. If : (a) Executive’s employment is involuntarily terminated by the Company, without Cause (as defined in the Employment Agreement), or Executive terminates his employment with the Company for Good Reason, either occurring during the 24-month period following a Change in Control (Executive’s “Eligible Termination”; and (b) Executive timely executes and delivers to the Company a waiver and release in the form prescribed by the Company, then the Company shall pay or provide to Executive:

a.	Executive’s Incentive Bonus with respect to the Company’s completed fiscal year immediately preceding Executive’s Eligible Termination, to the extent such amount has not been paid as of the change; such amount shall be paid on the payment date generally applicable to such bonus.

b.	An additional amount equal to 200% of the aggregate of Executive’s (i) Base Compensation, and (ii) average Incentive Bonus paid with respect to the two whole calendar years preceding such change; the amount determined hereunder shall be paid in the form of a single-sum not more than 30 days following Executive’s Eligible Termination.

2.2 Limitation on Payments. If the aggregate present value of all payments and benefits due to Executive under this Agreement and any other payment or benefit due to Executive from the Company or an Affiliate or any successor thereto on account of a Change in Control (the “Aggregate Payments”) would be subject to the excise tax imposed by Code Section 4999, such payments or benefits shall be reduced by the minimum amount necessary to result in no portion of the Aggregate Payments, so reduced, being subject to such tax. The determination of whether a reduction is required hereunder shall be made by the Company’s independent public accounting firm and shall be binding upon the parties hereto.

2.3 Other Benefits and Payments. Amounts payable or provided under this Section 2 shall be in addition to any severance or similar post-termination benefits or payments to which Executive may become entitled under the terms of any employment agreement with respect to which Executive is a party or equity compensation granted or awarded to Executive, which benefits and payments shall be determined and administered in accordance with their respective terms.

Schedule 6.2(f)-C - Page 14

3. Miscellaneous:

3.1 Mitigation Not Required. As a condition of any payment hereunder, Executive shall not be required to mitigate the amount of such payment by seeking other employment or otherwise, nor will any profits, income, earnings or other benefits from any source whatsoever create any mitigation, offset, reduction or any other obligation on the part of Executive under this Agreement.

3.2 Enforcement of Agreement. In the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Company. Each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, except that unless otherwise paid by the Company in accordance with such section, the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision (including a judicial proceeding to enforce this provision) will be in Albany, Georgia.

3.3 No Set-Off. There shall be no right of set-off or counterclaim in respect of any claim, debt or obligation against any payment to Executive provided for in this Agreement.

3.4 Headings. Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3.5 Entire Agreement. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein.

3.6 Amendments. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

3.7 Choice of Law. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

3.8 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand, (b) sent by facsimile to a facsimile number given below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	Most Recent Address
on File with the Company

If to the Company:	Renasant Corporation
209 Troy Street
Tupelo, MS 38804
Attention: Chief Executive Officer

or to such other addresses as a party may designate by notice to the other party.

3.9 Successors; Assignment. This Agreement is personal to Executive and shall not be assigned by him or her without the prior written consent of the Company. This Agreement will inure to the benefit of and be binding

Schedule 6.2(f)-C - Page 15

upon the Company, its Affiliates, successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. This Agreement will inure to the benefit of and be binding upon Executive, his heirs, estate, legatees and legal representatives. Any payment due to Executive shall be paid to his surviving spouse or estate after his death.

3.10 Severability. Each provision of this Agreement is intended to be severable. In the event that any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable, the same shall not affect the validity or enforceability of any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision was not contained herein. Notwithstanding the foregoing, however, no provision shall be severed if it is clearly apparent under the circumstances that the parties would not have entered into this Agreement without such provision.

3.11 Withholding. As a condition of any payment hereunder the Company or an Affiliate shall withhold any federal, state or local taxes required to be withheld.

3.12 Waiver. The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

3.13 Expiration and Termination. This Agreement shall be effective as of the Closing Date (as defined in the Employment Agreement ) and shall expire and be terminated as of the date on which the Employment Agreement expires or is terminated.

3.14 Code Section 409A. The parties intend that this Agreement shall be interpreted and construed in a manner consistent with the applicable provisions of Code Section 409A, including any regulations or other guidance promulgated thereunder. For purposes thereof: (a) each payment under this Agreement shall be treated as a separate payment; (b) the exclusions for short-term deferrals and payments on account of involuntary termination of employment shall be applied to the fullest extent applicable; (c) payments to be made upon a termination of employment that are deemed to constitute deferred compensation within the meaning of Code Section 409A shall be made upon Executive’s “separation from service” as determined thereunder; (d) any payment hereunder that may be made in one of two calendar years shall be made in the second such year; (e) any reference herein to the termination of Executive’s employment or to Executive’s Termination Date or words of similar import shall mean and be deemed to refer to the date of his “separation from service” within the meaning of Code Section 409A; and (f) payment of any amount required to be delayed on account of Executive’s status as a “specified employee” within the meaning of Code Section 409A shall be made when first permitted, without liability for interest or loss of investment opportunity thereon.

THIS CHANGE IN CONTROL AGREEMENT has been executed as of the dates set forth below, to be effective as provided herein.

Renasant Corporation:	Executive:

By:

Its: Chief Executive Officer	O. Leonard Dorminey
Date:	Date:

Schedule 6.2(f)-C - Page 16

SCHEDULE 6.2(f)-D

ASSUMPTION AGREEMENT – CAROL SLAPPEY

Schedule 6.2(f)-D - Page 1

RENASANT CORPORATION

ASSUMPTION AGREEMENT

(CAROL W. SLAPPEY)

THIS ASSUMPTION AGREEMENT (the “Agreement”) is made and entered into by and between Renasant Corporation, a corporation organized and existing under the laws of the state of Mississippi (the “Company”) and Renasant Bank, a financial institution with its principal place of business in Tupelo, Mississippi (the “Bank”), and Carol W. Slappey (the “Executive”), to be effective as of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger by and among the Company, Renasant Bank, Heritage Financial Group, Inc., (“Heritage”) and Heritagebank of the South (“Heritagebank”), dated as of December     , 2014 (the “Merger Agreement;” the date on which the consummation of such transactions occur, the “Closing Date”).

1. Recitals: This Agreement is made in consideration of the following:

a. Pursuant to the Merger Agreement, Heritage will be merged with and into the Company, and Heritagebank of the South will be merged with and into the Bank, with the Company and the Bank as the sole surviving entities.

b. Executive is a party to that certain Executive Employment Agreement with Heritage, executed as of December     , 2014 (the “Existing Employment Agreement”), which agreement is intended to be binding upon and inure to the benefit of any successor or assignee of Heritage.

c. The Bank now intends to assume the Existing Employment Agreement, subject to the terms and conditions set forth herein.

2. Effectiveness: This Agreement shall be effective as of the Closing Date; in the event the Closing Date does not occur, this Agreement shall be deemed void and of no effect.

3. Assumption: The Bank shall assume the Existing Employment Agreement as of the Closing Date and shall administer such agreement in accordance with its terms, which shall be deemed incorporated herein by this reference, including those provisions requiring the arbitration of disputes thereunder; provided that such agreement shall be deemed amended as set forth below:

a. Notwithstanding any provision of the Existing Employment Agreement to the contrary, Executive’s title shall be [TO COME]; Executive shall report to [TO COME].

b. In lieu of the annual incentive bonus described in Section 3.2 of the Existing Employment Agreement, Executive shall participate in, and “Incentive Bonus” shall mean the bonus payable pursuant to the Performance Based Reward Plan maintained by the Bank, as well as any and all other similar arrangements maintained by the Company or the Bank, on terms and conditions substantially similar to similarly situated officers of the Bank or the Company.

c. Notwithstanding any provision of the Existing Employment Agreement to the contrary, Executive shall be provided a monthly car allowance in the amount of [$XXX], as Executive’s exclusive form of transportation benefit.

d. In lieu of those covenants set forth in Section 5 of the Existing Employment Agreement, Executive shall execute and be bound by those covenants and agreements set forth in the “Business Protection Agreement,” substantially in the form attached hereto as Exhibit A.

e. Notwithstanding Section 3.3 of the Existing Employment Agreement to the contrary, Executive shall not be eligible to participate in any severance plan applicable to officers or employees of the Company or the Bank.

Schedule 6.2(f)-D - Page 2

f. Any notice to the attention of the Company shall be made to Renasant Bank, 209 Troy Street, Tupelo, MS 38804, Attention Chief Executive Officer.

g. The continuing Incentive Bonus payable to Executive under Section 4.2c of the Existing Employment Agreement shall be an amount not less than 40% of Executive’s Base Compensation (as defined therein) as of the Closing Date.

4. Executive’s Waiver: Executive agrees that neither she nor her heirs, assigns or beneficiaries shall possess any right, claim or entitlement to any compensation, benefit or other payment, under the Existing Employment Agreement, or that certain superseded Executive Employment Agreement by and between Executive and Heritage and Heritagebank initially effective as of March 16, 2005, solely on account of the consummation of the transactions contemplated under the Merger Agreement, including the assumption of the Existing Employment Agreement as provided herein. Executive further agrees that nothing contained herein shall be deemed to constitute “Good Reason” as defined in the Existing Employment Agreement. This waiver is not intended to, and does not, waive any rights, compensation or benefits to which the Executive is entitled or may become entitled under the Existing Employment Agreement (including without limitation rights under Section 6.2 of the Existing Employment Agreement), under the Merger Agreement or under any other plan, program or agreement, except as expressly provided herein.

5. Executive’s Inducement: As an inducement to enter into this Agreement, Executive agrees that if her benefits accrued under the tax-qualified defined benefit plan initially established and maintained by Heritage or Heritagebank are subject to distribution during the 24-month period following the Closing Date on account of the termination of such plan, she shall use her best efforts to request distribution in the form of an immediate single-sum payment, to the extent such form of payment is offered in connection with such termination.

6. Entire Agreement; Amendment: This Agreement and the other documents referred to herein contain the entire understanding of the parties hereto with respect to the subject matter contained herein. Such agreements and documents shall supersede all prior agreements and understandings between the parties with respect to such subject matter and shall supersede all previous negotiations, commitments and writings. The parties may not amend, modify or supplement this Agreement, including the Exhibit referenced herein, except in a writing signed by all parties hereto.

7. Execution: This Agreement may be executed in any number of separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Facsimile or “PDF” transmissions of any executed original document and/or retransmission of any executed facsimile or “PDF” transmission shall be deemed to be the same as the delivery of an executed original.

Remainder of page intentionally left blank.

Schedule 6.2(f)-D - Page 3

THIS ASSUMPTION AGREEMENT has been executed as provided below to be effective as set forth herein.

Renasant Bank:	Executive:

By:

Its: Chief Executive Officer	Carol W. Slappey

Date:	Date:

Renasant Corporation, for the limited purposes set forth herein:

By:

Its: Chief Executive Officer

Date:

Schedule 6.2(f)-D - Page 4

RENASANT CORPORATION

BUSINESS PROTECTION AGREEMENT

THIS BUSINESS PROTECTION AGREEMENT (the “Agreement”) is made and entered into by Renasant Corporation (the “Company”) and Carol W. Slappey ( “Executive”). As used herein, the term “Company” shall be deemed to include the Company, Renasant Bank and any one or more subsidiaries or other entities with respect to which the Company owns (within the meaning of Section 425(f) of the Internal Revenue Code of 1986, as amended) 50% or more of the total combined voting power of all classes of stock or other equity interests.

1 Consideration; Effectiveness. This Agreement is made in consideration of the consummation of the transactions contemplated under that certain Agreement and Plan of Merger by and between the Company, including Renasant Bank, and Heritage Financial Group, Inc. and Heritagebank of the South (the “Legacy Companies”; the “Merger Agreement”), and the execution of that certain Assumption Agreement by and between Executive and the Company, including Renasant Bank, dated the date hereof (the “Assumption Agreement”), the sufficiency of which is hereby acknowledged. This Agreement is to be effective as of the consummation of the transactions contemplated under the Merger Agreement; if such transactions shall not be consummated as provided therein, this Agreement shall be void and of no effect.

2. Confidential Information. Executive recognizes and acknowledges that during the term of her employment with the Company, she will have access to the Company’s Confidential Information and Trade Secrets (as defined below). Executive agrees that she will not at any time, either during the term of her employment with the Company, or at any time thereafter, make any independent use of, or disclose to any person or organization, any Confidential Information or Trade Secret, except: (a) as may be expressly authorized by the Chief Executive Officer of the Company; (b) in the ordinary course of Executive’s employment with the Company; (c) as may be required by law or legal process; or (d) to the extent any such information becomes generally known to the public, other than on account of a breach of this Agreement by Executive. As used herein:

a. The term “Confidential Information” means, regardless of the form in which maintained and whether or not a Trade Secret under applicable law, confidential, proprietary, non-public information concerning the Company, including the Legacy Companies, including, without limitation: (a) books, records and policies relating to operations, finance, accounting, personnel and management; (b) information related to any business entered into by the Company; (c) credit policies and practices, databases, customer and prospective customer lists, depositor and prospective depositor lists, and information obtained on competitors and tactics; (d) various other non-public trade or business information, including business opportunities and expansion or acquisition strategies, marketing, business diversification plans, methods and processes; and (e) retail marketing and operating policies and practices, including without limitation, policies and practices concerning the identity, solicitation, acquisition, management, resale or cancellation of unsecured or secured credit card accounts, loan or lease accounts, other accounts relating to consumer products and services and depository arrangements.

b. The term “Trade Secret” shall have the meaning ascribed to it in § 10-1-761 of the Official Code of Georgia Annotated.

3. Non-Solicitation. Executive agrees that during the two-year period commencing on the date that Executive’s employment with the Company ceases for any reason (such date, the “Termination Date”; such period, the “Restricted Period”), she shall not, directly or indirectly, for her own benefit or on behalf of or to the benefit of another or to the Company’s detriment:

a. Solicit, hire or offer to hire, or participate in the hiring of, any of the Company’s officers, employees or agents;

b. Persuade, or attempt to persuade, in any manner any officer, employee or agent of the Company to interrupt or discontinue any business relationship with the Company; or

Schedule 6.2(f)-D - Page 5

c. Solicit or divert, or attempt to solicit or divert, any customer or depositor of the Company, including any prospective or potential customer or depositor of the Company with respect to which: (i) the Company has expended material efforts to solicit before the Termination Date, and (ii) Executive has participated in such solicitation or knows, or should know, of such solicitation.

4. Non-Competition. The Executive agrees that during the Restricted Period she shall not, whether as an employee, officer, director, shareholder, owner, member, partner, joint venturer, independent contractor, consultant or in any other capacity, engage, directly or indirectly, in the Banking Business in the Restricted Area. For this purpose, the term “Banking Business” shall mean the management and/or operation of a retail bank or other financial institution, securities brokerage, or insurance agency or brokerage; the term “Restricted Area” shall mean within the 50-mile radius of any geographic location in which the Company has a substantial office or branch location on the Termination Date.

5. Business Reputation. Executive agrees that during her employment with the Company and at all times thereafter, she shall refrain from making or publishing any adverse, untrue or misleading statement which has, or may reasonably be anticipated to have, the effect of demeaning the name or business reputation of the Company, except as may be required by law or legal process.

6. Reformation. The parties agree that each of the covenants set forth herein is intended to constitute a separate restriction. Should any such covenant be declared invalid or unenforceable, such covenant shall be deemed severable from and shall not affect the remainder thereof. The parties further agree that each of the foregoing covenants is reasonable in both time and geographic scope. If and to the extent a court of competent jurisdiction or an arbitrator, as the case may be, determines that any of the covenants set forth herein are unreasonable or otherwise unenforceable, then it is the intention of the parties that such covenant shall be enforced to the fullest extent that such court or arbitrator deems reasonable and that this Agreement shall be deemed reformed to the extent necessary to permit such enforcement.

7. Remedies. In the event of a breach or threatened breach by Executive of the provisions of this Agreement, Executive agrees that the Company shall be entitled to obtain a temporary restraining order or a preliminary injunction, without the necessity of posting bond in connection therewith. Executive further agrees that upon the issuance of a temporary restraining order, the Company may, in its discretion, suspend any additional payments or benefits due to Executive or her dependents under the Assumption Agreement; provided that such payments shall be resumed when the Company reasonably determines that such breach or threatened breach has been corrected or cured (to the extent that such breach is susceptible of correction or cure).

The Company shall provide to Executive written notice of the events giving rise to Executive’s breach or threatened breach of the provisions of this Agreement, including a statement as to whether the Company reasonably believes that such breach or threatened breach is susceptible of cure, at least two business days before seeking a temporary restraining order hereunder. Thereafter, Executive may correct such breach or threatened breach to the reasonable satisfaction of the Company; provided that if Executive fails to correct such breach or threatened breach within such two-day period, nothing contained herein shall preclude or delay the Company’s ability to seek a temporary restraining order hereunder.

Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy available to it for such breach or threatened breach, whether in law or equity.

8. General:

a. In addition to the Company’s equitable remedies provided under paragraph 7 hereof, which need not be exclusively resolved by arbitration, in the event that any legal dispute arises in connection with, relating to, or concerning this Agreement, or in the event of any claim for breach or violation of any provision of this Agreement, Executive agrees that such dispute or claim will be resolved by arbitration. Any such arbitration

Schedule 6.2(f)-D - Page 6

proceeding shall be conducted in accordance with the rules of the American Arbitration Association (“AAA”). Any such dispute or claim will be presented to a single arbitrator selected by mutual agreement of the Executive and the Company (or the arbitrator will be selected in accordance with the rules of the AAA). All determinations of the arbitrator will be final and binding upon the Executive and the Company. Each party to the arbitration proceeding will bear its own costs in connection with such arbitration proceedings, and the costs and expenses of the arbitrator will be divided evenly between the parties. The venue for any arbitration proceeding and for any judicial proceeding related to this arbitration provision, including a judicial proceeding to enforce this provision, will be in Albany, Georgia.

b. This Agreement constitutes the final and complete understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no other agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein. Executive acknowledges that this Agreement replaces in its entirety any prior agreements between Executive and the Company or the Legacy Companies concerning the subject covered by this Agreement.

c. This Agreement may be amended or modified at any time in any or all respects, but only by an instrument in writing executed by the parties hereto.

d. The validity of this Agreement, the construction of its terms, and the determination of the rights and duties of the parties hereto shall be governed by and construed in accordance with the internal laws of the State of Georgia applicable to contracts made to be performed wholly within such state, without regard to the choice of law provisions thereof.

e. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given when (i) delivered by hand, (ii) sent by electronic mail to the addresses designated below, provided that a copy is sent by a nationally recognized overnight delivery service (receipt requested), or (iii) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case as follows:

If to Executive:	Carol W. Slappey
Most Recent Address on File with the Company

If to the Company:	Renasant Corporation
209 Troy Street
Tupelo, MS 38804
Attention: Chief Executive Officer

or to such other addresses as a party may designate by notice to the other party.

f. This Agreement will inure to the benefit of, and be binding upon the Company, its successors and assigns, including, without limitation, any person, partnership, company, corporation or other entity that may acquire substantially all of the Company’s assets or business or with or into which the Company may be liquidated, consolidated, merged or otherwise combined. This Agreement will be binding upon Executive, her heirs, estate, legatees and legal representatives.

g. Notwithstanding anything contained herein or in the Assumption Agreement to the contrary, the obligations of Executive hereunder, and the remedies and enforcement provided herein, shall remain operative and in full force and effect, regardless of the occurrence of Executive’s Termination Date or the expiration, termination or cancellation of the Assumption Agreement.

h. The failure of the Company to insist in any one or more instances upon performance of any terms or conditions of this Agreement will not be construed as a waiver of future performance of any such term, covenant, or condition and the obligations of either party with respect to such term, covenant or condition will continue in full force and effect.

Schedule 6.2(f)-D - Page 7

i. The language in all parts of this Agreement shall be construed as a whole, according to fair meaning, and not strictly for or against any party. In drafting this Agreement, Executive has been fully represented by counsel of Executive’s choosing, and the terms of this Agreement have been fully negotiated by the parties hereto. The parties agree that, in the event of any ambiguity, this Agreement should not be construed against the Company as a result of being drafted by counsel for the Company.

j. This Agreement may be executed in any number of separate counterparts, each of which when so executed shall be deemed to be an original, and all of which taken together shall constitute one and the same agreement. Facsimile or “PDF” transmissions of any executed original document and/or retransmission of any executed facsimile or “PDF” transmission shall be deemed to be the same as the delivery of an executed original.

THIS BUSINESS PROTECTION AGREEMENT has been executed as provided below, to be effective as set forth herein.

EXECUTIVE:	RENASANT CORPORATION:

Carol W. Slappey	Its: Chief Executive Officer

Date:	Date:

Schedule 6.2(f)-D - Page 8

SCHEDULE 6.2(f)-E

Schedule 6.2(f)-E - Page 1

AMENDMENT TO THE

EMPLOYMENT AGREEMENT BETWEEN

                    AND HERITAGEBANK OF THE SOUTH

This Amendment is made and entered into as of this             day of December, 2014, by and between HERITAGEBANK OF THE SOUTH (the “Bank”) and                     (the “Executive”);

WHEREAS, the Bank and the Executive previously entered into an Employment Agreement dated July 21, 2010 (the “Agreement”), the term of which has been extended from time to time;

WHEREAS, Section 13 of the Agreement provides that the Agreement may be modified as agreed to in a writing signed by the Executive and the Bank; and

WHEREAS, the parties now desire to amend the Agreement in the manner hereinafter provided to clarify certain provisions in accordance with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and to make certain other desirable modifications.

NOW, THEREFORE, the Bank and the Executive hereby clarify and amend the Agreement effective as of the date first set forth above as follows:

1. The Executive and the Bank confirm that the Term of the Agreement (as defined in Section 3 of the Agreement) has been extended from time to time and currently extends through July 21, 2016.

2. A new Section 18 is hereby added to the Agreement as follows:

“18. Section 409A

(a) General. This Agreement will be construed and administered to preserve the exemption from Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) of payments that qualify as short-term deferrals pursuant to Treas. Reg. §1.409A-1(b)(4) or that qualify for the two-times compensation separation pay exemption of Treas. Reg. §1.409A-1(b)(9)(iii) or that qualify under other exemptions in Code Section 409A. With respect to other amounts that are subject to Code Section 409A, if any, it is intended, and this Agreement will be so construed, that any such amounts payable under this Agreement and the Bank’s and the Executive’s exercise of authority or discretion hereunder shall comply with the provisions of Section 409A of the Code and the regulations and other guidance promulgated thereunder (collectively, “Section 409A”) so as not to subject the Executive to the payment of interest and additional tax that may be imposed under Section 409A. As a result, in the event the Executive is a “specified employee” on the date of the Executive’s separation from service, any payment that is subject to Section 409A and that is payable to the Executive in connection with the Executive’s separation from service shall not be paid until the first business day following the expiration of six months after the Executive’s separation from service (if the Executive dies after the Executive’s separation from service but before any payment has been made, such remaining payments that were or could have been delayed will be paid to the Executive’s estate without regard to such six-month delay).

(b) Meaning of Termination of Employment. Solely as necessary to comply with Section 409A, for purposes the Agreement, “termination of employment” or “employment termination” or similar terms shall have the same meaning as “separation from service” under Section 409A(a)(2)(A)(i) of the Code.

(c) Installment Payments. For purposes of Section 7 with respect to severance amounts payable in the event of termination of the Executive’s employment by the Bank without Cause or by the Executive for “good reason”, each such payment is a separate payment within the meaning of the final regulations under Section 409A. Each such payment that is made before the later of (i) 2 1⁄2 months following the end of the calendar year or (ii) 2 1⁄2 months following the end of the Bank’s fiscal year, in each case that contains the date of the Executive’s termination of employment, is intended to be exempt from Section 409A as a short-term deferral within the meaning of the final regulations under Section 409A. Each such payment that is

Schedule 6.2(f)-E - Page 2

made later than 2 1⁄2 months following the end of the applicable year that contains the date of the Executive’s termination of employment is intended to be exempt under the two-times compensation separation pay exception of Treasury Reg. § 1.409A-1(b)(9)(iii) up to the limitation on the availability of such exception specified in such regulation. To the extent applicable, continued medical and dental coverage provided by the Bank or reimbursements of medical and dental plan premiums is intended to be exempt from Section 409A under the exemption for health benefits in Treas. Reg. § 1.409A-1(b)(9)(v)(B) up to the limitation on the availability of such exception specified in such regulation.”

3. A new Section 19 is hereby added to the Agreement as follows:

“19. Section 280G

Notwithstanding any provision of this Agreement to the contrary, if any payment or benefit to be paid or provided hereunder would be a “Parachute Payment,” within the meaning of Section 280G of the Code, or any successor provision thereto, but for the application of this sentence, then the payments and benefits to be paid or provided hereunder shall be reduced to the minimum extent necessary (but in no event to less than zero) so that no portion of any such payment or benefit, as so reduced, constitutes a Parachute Payment; provided, however, that the foregoing reduction shall not be made if the total of the unreduced aggregate payments and benefits to be provided to the Executive, determined on an after-tax basis (taking into account the excise tax imposed pursuant to Section 4999 of the Code, or any successor provision thereto, any tax imposed by any comparable provision of state law, and any applicable federal, state and local income taxes), exceeds the total after-tax amount of such aggregate payments and benefits after application of the foregoing reduction. The determination of whether any reduction in such payments or benefits to be provided hereunder is required pursuant to the preceding sentence shall be made at the expense of the Bank, if requested by the Executive or the Bank, by the Bank’s independent accountants or another independent accountant agreed upon by the Executive and the Bank. In the event that any payment or benefit intended to be provided hereunder is required to be reduced pursuant to this Section, then the reduction shall occur in the following order: (i) reduction of continued benefits (or payments in lieu of benefits) described in Sections 7(c) and 7(d); (ii) reduction of bonus payments described in Sections 7(c) and 7(d); and (iii) reduction of continued salary payments described in Sections 7(c) and 7(d). Within any category of payments and benefits (that is, (i), (ii) or (iii)), a reduction shall occur first with respect to amounts that do not qualify as a “deferral of compensation” within the meaning of and subject to Section 409A (“Nonqualified Deferred Compensation”) and then with respect to amounts that do qualify as Nonqualified Deferred Compensation with such reduction being applied in each case to the payments in the reverse order in which they would otherwise be made, that is, later payments shall be reduced before earlier payments.”

Except as specifically amended above, the Agreement shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

HERITAGEBANK OF THE SOUTH

By:
O. Leonard Dorminey, Jr.
Chief Executive Officer

Schedule 6.2(f)-E - Page 3

SCHEDULE 6.2(g)

O. Leonard Dorminey

Carol W. Slappey

T. Heath Fountain

David Durland

O. Mitchell Smith

Brian D. Schmidt

Antone D. Lehr

Joseph C. Burger, Jr.

Douglas J. McGinley

J. Keith Land

J. Lee Stanley

J. Edward Cassity

James H. Moore III

Fred F. Sharpe

James E. Wilson

Harry Hutchinson

Robert Krimmel

Schedule 6.2(g) - Page 1

ANNEX B

OPINION OF KEEFE, BRUYETTE & WOODS, INC.

Keefe, Bruyette & Woods, Inc. — 787 Seventh Avenue, New York, NY 10019

December 9, 2014

The Board of Directors

Heritage Financial Group, Inc.

721 North Westover Boulevard

Albany, Georgia 31707

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Heritage Financial Group, Inc. (“HBOS”), of the Exchange Ratio (as defined below) in the proposed merger (the “Transaction”) of HBOS with and into Renasant Corporation (“RNST”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among HBOS, HeritageBank of the South, a wholly-owned subsidiary of HBOS (“Heritage Bank”), RNST and Renasant Bank, a wholly-owned subsidiary of RNST (“Renasant Bank”). Pursuant to the terms of the Agreement and subject to the terms and conditions set forth therein, at the Effective Time (as defined in the Agreement), automatically by virtue of the Transaction and without any action on the part of RNST, HBOS, the holders of common stock, $0.01 par value per share, of HBOS (the “HBOS Common Stock”), or the holders of common stock, $5.00 par value per share, of RNST (the “RNST Common Stock”), each share of HBOS Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled in accordance with the Agreement) shall be converted into and represent the right to receive 0.9266 of a share of RNST Common Stock. The ratio of one share of HBOS Common Stock to 0.9266 of a share of RNST Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Transaction are more fully set forth in the Agreement.

The Agreement further provides that, immediately after the Effective Time, Heritage Bank will merge with and into Renasant Bank (such transaction, the “Bank Merger”). In addition, representatives of HBOS have advised us that, prior to the consummation of the Transaction, HBOS expects to acquire a branch from The PrivateBank and Trust Company, which transaction was publicly announced on October 8, 2014 (the “PrivateBank Acquisition”). For purposes of our opinion, at the direction of HBOS and with the consent of the Board (as defined below), we have assumed the consummation of the PrivateBank Acquisition in all respects material to our analysis.

KBW has acted as financial advisor to HBOS and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer and further to existing sales and trading relationships between KBW and its affiliates and each of HBOS and RNST, we and our affiliates from time to time purchase securities from, and sell securities to, HBOS and RNST. As a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of HBOS and RNST for our own account and for the accounts of our customers. We have acted exclusively for the board of directors of HBOS (the “Board”) in rendering this opinion and will receive a fee from HBOS for our services. A portion of our fee is payable upon the rendering of this opinion and a significant portion is contingent upon the successful completion of the Transaction. In addition, HBOS has agreed to indemnify us for certain liabilities arising out of our engagement.

The Board of Directors

Heritage Financial Group, Inc.

December 9, 2014

In addition to this present engagement, in the past two years, KBW has provided investment banking and financial advisory services to HBOS and received compensation or such services. KBW served as financial advisor to HBOS in connection with its acquisition of Frontier Bank in March 2013. In the past two years, KBW has provided investment banking and financial advisory services to RNST but has not received compensation for such services. As you are aware, those have included services provided by KBW to RNST in connection with RNST’s prior preliminary consideration of potential business combinations with a number of different entities, including HBOS. We may in the future provide investment banking and financial advisory services to HBOS or RNST and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of HBOS and RNST and the Transaction, including among other things, the following: (i) a draft dated December 9, 2014 of the Agreement (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of HBOS; (iii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2013 of RNST; (iv) the unaudited financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of HBOS; (v) the unaudited financial statements and quarterly reports on Form 10-Q for the fiscal quarters ended March 31, 2014, June 30, 2014 and September 30, 2014 of RNST; (vi) certain other interim reports and other communications of HBOS and RNST to their respective shareholders; and (vii) other financial information concerning the businesses and operations of HBOS and RNST furnished to us by HBOS and RNST or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among other things, the following: (i) the historical and current financial position and results of operations of HBOS and RNST; (ii) the assets and liabilities of HBOS and RNST; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information of HBOS and RNST with similar information for certain other companies the securities of which are publicly traded; (v) financial and operating forecasts and projections of HBOS (which information reflects the estimated pro forma impact of the PrivateBank Acquisition), that were prepared by, and provided to us and discussed with us by, HBOS management and that were used and relied upon by us at the direction of such management with the consent of the Board; (vi) publicly available consensus “street estimates” of RNST for 2014 through 2016 that were discussed with us by RNST management and used and relied upon by us at the direction of such management with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Transaction on RNST (including, without limitation, the cost savings and related expenses expected to result from the Transaction), that were prepared by RNST management, and provided to us and discussed with us by such management, and used and relied upon by us at the direction of such management with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also held discussions with senior management of HBOS and RNST regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. We have not been requested to, and have not, assisted HBOS with soliciting indications of interest from third parties other than RNST regarding a potential transaction with HBOS.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any

The Board of Directors

Heritage Financial Group, Inc.

December 9, 2014

responsibility or liability for such verification, accuracy or completeness. We have relied upon management of HBOS as to the reasonableness and achievability of the financial and operating forecasts and projections of HBOS (and the assumptions and bases therefor) that were prepared by, and provided to us and discussed with us by, such management and we have assumed that such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of HBOS, upon RNST management as to the reasonableness and achievability of the publicly available consensus “street estimates” of RNST referred to above that we were directed by such management to use, as well as the estimates regarding certain pro forma financial effects of the Transaction on RNST (and the assumptions and bases therefor, including, without limitation, the cost savings and related expenses expected to result from the Transaction) that were prepared by and provided to us by such management, all of which information was discussed with us by such management. We have assumed, with the consent of HBOS, that all such information is consistent with (in the case of the RNST “street estimates” referred to above), or was otherwise reasonably prepared on a basis reflecting, the best currently available estimates and judgments of RNST management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated. We express no view or opinion as to the PrivateBank Acquisition (or any terms, aspects or implications thereof) and have assumed, with the consent of HBOS, that the PrivateBank Acquisition will be consummated as described to us by HBOS management in the fourth quarter of 2014.

It is understood that the forecasts, projections and estimates of HBOS and RNST provided to us were not prepared with the expectation of public disclosure, that all such information, together with the publicly available consensus “street estimates” of RNST referred to above, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such forecasts, projections and estimates. We have assumed, based on discussions with the respective managements of HBOS and RNST, that such forecasts, projections and estimates of HBOS and RNST referred to above, provide a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either HBOS or RNST since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan losses for HBOS and RNST are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of HBOS or RNST, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of HBOS or RNST under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.

We have assumed, in all respects material to our analyses, the following: (i) that the Transaction will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which will not

The Board of Directors

Heritage Financial Group, Inc.

December 9, 2014

differ in any respect material to our analyses from the draft reviewed) with no adjustments to the Exchange Ratio or additional forms of consideration; (ii) that any related transactions (including the Bank Merger and the PrivateBank Acquisition) will be completed substantially in accordance with the terms set forth in or as contemplated by the Agreement or as otherwise described to us by representatives of HBOS; (iii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iv) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (v) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Transaction or any related transaction and that all conditions to the completion of the Transaction and any related transaction will be satisfied without any waivers or modifications to the Agreement; and (vi) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Transaction and any related transaction, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of HBOS, RNST or the combined entity or the contemplated benefits of the Transaction, including the cost savings and related expenses expected to result from the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that HBOS has relied upon the advice of its counsel, independent accountants and other advisors (other than KBW) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to HBOS, RNST, the Transaction, any related transaction (including the Bank Merger and the PrivateBank Acquisition), and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Transaction to the holders of HBOS Common Stock. We express no view or opinion as to any other terms or aspects of the Transaction or any related transaction (including the Bank Merger and the PrivateBank Acquisition), including without limitation, the form or structure of the Transaction or any related transaction, any consequences of the Transaction to HBOS, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of HBOS to engage in the Transaction or enter into the Agreement, (ii) the relative merits of the Transaction as compared to any strategic alternatives that are, have been or may be available to or contemplated by HBOS or the Board, (iii) the fairness of the amount or nature of any compensation to any of HBOS’ officers, directors or employees, or any class of such persons, relative to any compensation to the holders of HBOS Common Stock, (iv) the effect of the Transaction or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of HBOS, other than the HBOS Common Stock (solely with respect to the Exchange Ratio, as set forth herein, and not relative to the consideration to be received by any other class of securities), or any class of securities of RNST or any other party to any transaction contemplated by the Agreement, (v) the actual value of the RNST Common Stock to be issued in the Transaction, (vi) the prices, trading range or volume at which HBOS Common Stock or RNST Common Stock will trade following the public announcement of the Transaction or the prices, trading range or volume at which RNST Common Stock will trade following consummation of the Transaction, (vii) any advice or opinions provided by any other advisor to any of the parties to the Transaction or any other transaction contemplated by the Agreement, or (viii) any legal, regulatory,

The Board of Directors

Heritage Financial Group, Inc.

December 9, 2014

accounting, tax or similar matters relating to HBOS, RNST, their respective shareholders, or relating to or arising out of or as a consequence of the Transaction or any related transaction (including the Bank Merger and the PrivateBank Acquisition), including whether or not the Transaction would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose and may not be published, referred to, reproduced, disseminated or quoted from, in whole or in part, nor shall any public reference to KBW be made, without our prior written consent. This opinion does not constitute a recommendation to the Board as to how it should vote on the Transaction or to any holder of HBOS Common Stock or shareholder of any other entity as to how to vote in connection with the Transaction or any other matter, nor does it constitute a recommendation on whether or not any such shareholder should enter into a voting, shareholders’, or affiliates’ agreement with respect to the Transaction or exercise any dissenters’ or appraisal rights that may be available to such holder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

The Board of Directors

Heritage Financial Group, Inc.

December 9, 2014

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the holders of HBOS Common Stock.

Very truly yours,
Keefe, Bruyette & Woods, Inc.

ANNEX C

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

December 10, 2014

Board of Directors

Renasant Corporation

209 Troy Street

Tupelo, MS 38804

Members of the Board of Directors:

We understand that Renasant Corporation (the “Company”) and Heritage Financial Group, Inc. (the “Target”) propose to enter into the Agreement (defined below) pursuant to which, among other things, the Target will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, each outstanding share of common stock, $0.01 par value per share, of the Target (each, a “Common Share” and collectively, the “Common Shares”) will be converted into the right to receive 0.9266 shares of Renasant common stock, $5.00 par value per share, as more fully described in the Agreement (the “Merger Consideration”). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair from a financial point of view to the Company. For purposes of this Opinion, and with your consent, we have assumed that the Merger Consideration has a value of $27.00 per Common Share.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank, Heritage Financial Group, Inc., and HeritageBank of the South dated as of December 8, 2014 (the “Agreement”);

2.	reviewed certain information related to the historical, current and future operations, financial condition and prospects of the Target made available to us by the Company, including, but not limited to, financial projections prepared by the Target and as adjusted by the management of the Company relating to the Target for the periods ending December 31, 2019 as approved for our use by the Company (the “Projections”);

3.	reviewed the Target’s recent public filings and certain other publicly available information regarding the Target;

4.	reviewed financial, operating and other information regarding the Target and the industry in which it operates;

5.	reviewed the financial and operating performance of the Target and those of other selected public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions we deemed to be relevant;

7.	reviewed the current and historical market prices for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

880 Carillon Parkway // St. Petersburg, FL 33716 // T 727.567.1000 // raymondjames.com

Raymond James & Associates, Inc., member New York Stock Exchange/SIPC

Board of Directors

Renasant Corporation

December 10, 2014

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate; and

9.	discussed with members of the senior management of the Company and the Target certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or the Target or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Target. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for loan losses; accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have not performed diligence on, and we express no opinion as to the success of, the Target’s recent and pending acquisitions. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

We have relied upon, without independent verification, the assessment of the Company’s management and its legal, tax, accounting and regulatory advisors with respect to all legal, tax, accounting and regulatory matters, including without limitation that the Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of December 8, 2014 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

Board of Directors

Renasant Corporation

December 10, 2014

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. This letter does not express any opinion as to the likely trading range of the Company’s common stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Our opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by the Company.

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the Merger Consideration to be paid by the Company as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Target’s officers, directors or employees, or class of such persons, in connection with the Transaction. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or the Target or the ability of the Company or Target to pay their respective obligations when they come due.

This opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, all of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company and the Target for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Furthermore, Raymond James may provide investment banking, financial

Board of Directors

Renasant Corporation

December 10, 2014

advisory and other financial services to the Company and/or Target or other participants in the Transaction, currently or in the future, for which Raymond James may receive compensation, and Raymond James is currently providing the Company investment banking services unconnected to the Transaction.

It is understood that this letter is for the information of the Board of Directors of the Company (solely in each directors capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to any shareholder of the Company regarding how said shareholder should vote on the proposed Transaction. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be reproduced or used for any other purpose without our prior written consent, except that this Opinion may be disclosed in and filed with a proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Company.

Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Mississippi Business Corporation Act

The Mississippi Business Corporation Act (“MBCA”) empowers a corporation to indemnify an individual who is a party to an action, suit or proceeding of any kind because he is a director of the corporation, or because he served at the corporation’s request as a director, manager, trustee, partner, employee or agent of another entity or employee benefit plan, against a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the proceeding, if:

•	he conducted himself in good faith;

•	he reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation, and, in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and

•	in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

A corporation may also indemnify an individual who engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by Section 79-4-2.02(b)(5) of the MBCA. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the relevant standard of conduct.

Unless ordered by a court pursuant to Section 79-4-8.54(a)(3) of the MBCA, a corporation may not indemnify a director in connection with:

•	a proceeding by or in the right of the corporation except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under the MBCA described above; or

•	any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

The MBCA further provides that a corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

A corporation may, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding because he is a director. The director must deliver to the corporation: (1) a signed written affirmation of his good faith belief that he has met the relevant standard of conduct under the MBCA described above or that the proceeding involves conduct for which liability has been eliminated under a provision of the corporation’s articles of incorporation as authorized by the MBCA; and (2) his written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification under the MBCA and it is ultimately determined under the MBCA that he has not met the relevant standard of conduct described in the MBCA. The undertaking required must be an unlimited general obligation of the director. It need not be secured and may be accepted without reference to the financial ability of the director to make repayment.

II–1

A corporation may not indemnify a director as described above unless authorized by:

•	the board of directors if there are two or more qualified directors, by a majority vote of all the qualified directors (a majority of whom shall for such purpose constitute a quorum) or by a majority of the members of a committee of two or more qualified directors appointed by such a vote;

•	special legal counsel selected in accordance with Section 79-4-8.55 of the MBCA; or

•	the stockholders, but shares owned by or voted under the control of a director who at the time does not qualify as a qualified director may not be voted on the authorization.

A corporation may also indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he is an officer to the same extent as for a director. If the officer is not also a director, he or she may be indemnified to such further extent as is provided by the articles of incorporation, the bylaws or board resolution except (i) for liability in connection with a proceeding by or in the right of a proceeding other than for reasonable expenses, or (ii) liability arising out of conduct that constitutes receipt of an improper financial benefit, intentional infliction of harm on the corporation or stockholders or an intentional violation of criminal law.

Renasant Bylaws

The Restated Bylaws of Renasant Corporation (the “Registrant”), as amended, contain indemnification provisions that require the Registrant to indemnify any director or officer made party to any proceeding if such director or officer met the requisite standard of conduct set forth in the bylaws and such indemnification is not otherwise prohibited by Mississippi or federal law. The required standard of conduct under the bylaws is the same as that under the MBCA. Under the bylaws, the determination whether a director or officer met the required standard of conduct is made by the board of directors, special legal counsel, if there are fewer than two disinterested directors on the board of directors, or by the Registrant’s stockholders. The advancement of expenses is also mandatory under the Registrant’s bylaws, provided that the director or officer makes deliveries analogous to those required under the MBCA and such advancement is authorized as provided under the MBCA. The indemnification and insurance provisions in the Registrant’s bylaws are subject to the limitations and prohibitions imposed by federal law including, without limitation, the Securities Act of 1933, as amended, and the Federal Deposit Insurance Act, as amended, and any implementing regulations concerning indemnification.

The Registrant’s Articles of Incorporation do not address indemnification of directors and officers.

The Registrant also maintains an insurance policy insuring the Registrant and its directors and officers against certain liabilities.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of December 10, 2014, by and among Renasant Corporation, Renasant Bank, Heritage Financial Group, Inc. and HeritageBank of the South (the “Agreement and Plan of Merger”) (attached as Annex A to this joint proxy statement/prospectus, which is part of this registration statement)

3.1	Articles of Incorporation of Renasant Corporation, as amended (filed as exhibit 3.1 to the Registrant’s Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2005 and incorporated herein by reference)

II–2

Exhibit No.	Description of Exhibit

3.2	Restated Bylaws of Renasant Corporation, as amended (filed as exhibit 3(ii) to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2013 and incorporated herein by reference)

4.1	Articles of Incorporation of Renasant Corporation, as amended (filed as exhibit 3.1 to the Registrant’s Form 10-Q filed with the Commission on May 9, 2005 and incorporated herein by reference)

4.2	Restated Bylaws of Renasant Corporation, as amended (filed as exhibit 3(ii) to the Registrant’s Quarterly Report on Form 10-Q filed with the Commission on May 8, 2013 and incorporated herein by reference)

5.1	Opinion of Phelps Dunbar LLP as to the legality of the shares of Renasant Corporation common stock being registered

8.1	Opinion of Phelps Dunbar LLP as to certain tax matters

8.2	Opinion of Alston & Bird LLP as to certain tax matters

10.1	Form of voting agreements by and between Renasant Corporation and each of the directors of Heritage Financial Group, Inc. (included as schedules 5.18-A and 5.18-B to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.2	Executive Employment Agreement dated as of December 10, 2014 by and between Heritage Financial Group, Inc. and O. Leonard Dorminey (the form of this agreement is included as schedule 6.2(f)-A to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.3	Form of Assumption Agreement by and among Renasant Corporation, Renasant Bank and O. Leonard Dorminey (the form of this agreement is included as schedule 6.2(f)-C to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.4	Executive Employment Agreement dated as of December 10, 2014 by and between Heritage Financial Group, Inc. and Carol W. Slappey (the form of this agreement is included as schedule 6.2(f)-B to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.5	Form of Assumption Agreement by and among Renasant Corporation, Renasant Bank and Carol W. Slappey (the form of this agreement is included as schedule 6.2(f)-D to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

21.1	Subsidiaries of Renasant Corporation (attached as exhibit 21 to the Registrant’s Form 10-K for the year ended December 31, 2014 filed with the Commission on March 2, 2015 and incorporated herein by reference)

23.1	Consent of HORNE LLP

23.2	Consent of Mauldin & Jenkins, LLC

23.3	Consent of Phelps Dunbar LLP (included in Exhibit 5.1)

23.4	Consent of Phelps Dunbar LLP (included in Exhibit 8.1)

23.5	Consent of Alston & Bird LLP (included in Exhibit 8.2)

II–3

Exhibit No.	Description of Exhibit

24.1	Power of Attorney*

99.1	Consent of Keefe, Bruyette and Woods, Inc.*

99.2	Consent of Raymond James & Associates, Inc.*

99.3	Form of Proxy Card of Renasant Corporation

99.4	Form of Proxy Card of Heritage Financial Group, Inc.

*	Previously filed.

The Registrant does not have any long-term debt instruments under which securities are authorized exceeding ten percent of the average assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant will furnish to the Commission, upon its request, a copy of all long-term debt instruments.

(b)	Financial Statement Schedules.

All schedules have been omitted because they are either not applicable or the required information has been included in the consolidated financial statements or notes thereto incorporated by reference into this registration statement.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance

II–4

on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in

II–5

connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the joint proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

II–6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Pre-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tupelo, State of Mississippi, on April 3, 2015.

RENASANT CORPORATION

By:	/s/ E. Robinson McGraw
E. Robinson McGraw
Chairman, President and Chief Executive
Officer

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Date: April 3, 2015	By:	* William M. Beasley, Director

Date: April 3, 2015	By:	* George H. Booth, II, Director

Date: April 3, 2015	By:	* Frank B. Brooks, Director

Date: April 3, 2015	By:	* Hollis C. Cheek, Director

Date: April 3, 2015	By:	* John M. Creekmore, Director
Date: April 3, 2015	By:	* Kevin D. Chapman, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Date: April 3, 2015	By:	* Albert J. Dale, III, Director

Date: April 3, 2015	By:	* Jill V. Deer, Director

Date: April 3, 2015	By:	* Marshall H. Dickerson, Director

Date: April 3, 2015	By:	* John T. Foy, Director

Date: April 3, 2015	By:	* R. Rick Hart, Executive Vice President and Director

II–7

Date: April 3, 2015	By:	* Richard L. Heyer, Jr., Director

Date: April 3, 2015	By:	* Neal A. Holland, Jr., Director

Date: April 3, 2015	By:	* Jack C. Johnson, Director

Date: April 3, 2015	By:	/s/ E. Robinson McGraw E. Robinson McGraw, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Date: April 3, 2015	By:	* J. Niles McNeel, Director

Date: April 3, 2015	By:	* Theodore S. Moll, Director

Date: April 3, 2015	By:	* Hugh S. Potts, Jr., Director

Date: April 3, 2015	By:	* Michael D. Shmerling, Director

*By:	/s/ E. Robinson McGraw
E. Robinson McGraw
Attorneys-in-fact
April 3, 2015

II–8

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger dated as of December 10, 2014, by and among Renasant Corporation, Renasant Bank, Heritage Financial Group, Inc. and HeritageBank of the South (the “Agreement and Plan of Merger”) (attached as Annex A to this joint proxy statement/prospectus, which is part of this registration statement)

5.1	Opinion of Phelps Dunbar LLP as to the legality of the shares of Renasant Corporation common stock being registered

8.1	Opinion of Phelps Dunbar LLP as to certain tax matters

8.2	Opinion of Alston & Bird LLP as to certain tax matters

10.1	Form of voting agreements by and between Renasant Corporation and each of the directors of Heritage Financial Group, Inc. (included as schedules 5.18-A and 5.18-B to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.2	Executive Employment Agreement dated as of December 10, 2014 by and between Heritage Financial Group, Inc. and O. Leonard Dorminey (the form of this agreement is included as schedule 6.2(f)-A to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.3	Form of Assumption Agreement by and among Renasant Corporation, Renasant Bank and O. Leonard Dorminey (the form of this agreement is included as schedule 6.2(f)-C to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.4	Executive Employment Agreement dated as of December 10, 2014 by and between Heritage Financial Group, Inc. and Carol W. Slappey (the form of this agreement is included as schedule 6.2(f)-B to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

10.5	Form of Assumption Agreement by and among Renasant Corporation, Renasant Bank and Carol W. Slappey (the form of this agreement is included as schedule 6.2(f)-D to the Agreement and Plan of Merger attached as Annex A to the joint proxy statement/prospectus, which is a part of this registration statement)

23.1	Consent of HORNE LLP

23.2	Consent of Mauldin & Jenkins, LLC

23.3	Consent of Phelps Dunbar LLP (included in Exhibit 5.1)

23.4	Consent of Phelps Dunbar LLP (included in Exhibit 8.1)

23.5	Consent of Alston & Bird LLP (included in Exhibit 8.2)

24.1	Power of Attorney*

99.1	Consent of Keefe, Bruyette and Woods, Inc.*

99.2	Consent of Raymond James & Associates, Inc.*

99.3	Form of Proxy Card of Renasant Corporation

99.4	Form of Proxy Card of Heritage Financial Group, Inc.

*	Previously filed.

II–9